Exhibit 99.1

   , 2026
Dear KBR, Inc. Stockholder:
On September 24, 2025, KBR, Inc. (“KBR” or “we”) announced its strategic intention to spin off its Mission Technology Solutions segment to create a separate, publicly traded company, Trinzic, Inc. (“Trinzic”). We believe that, upon completion, this spin-off will unlock meaningful value creation through the formation of two independent, pure-play companies: KBR and Trinzic. Both will operate with greater strategic focus, operational independence, financial flexibility, and clear growth opportunities with sharpened go-to-market approaches and distinct, compelling investment profiles.
As Mission Technology Solutions does today, Trinzic will continue to serve as a highly trusted provider of advanced science, technology, digital, engineering, and logistics solutions to the U.S. federal government, allied nations, and commercial customers across missions of high-consequence in global national security and space markets. Combining a history of organic growth through progressive customer engagement with successful and accretive acquisitions, Trinzic has continually expanded its capabilities and broadened its customer base to grow its addressable market and global offerings. We believe Trinzic is well positioned to deliver profitable growth by leveraging its key competitive strengths: critical mission expertise, modern technology solutions, a trusted business model, and vast global reach. Trinzic is expected to continue to benefit from its low capital intensity, diversified, and highly renewable long-duration contracts portfolio with predictable cash flow, robust backlog, and strong marketplace positions driven by customer intimacy, commercial agility, and deep domain expertise.
KBR, comprising the Sustainable Technology Solutions segment, will continue to deliver proprietary IP-protected process technologies, high-end design and engineering, advisory and consulting services, program management, and digitalization solutions for customers in the energy, critical infrastructure, and industrial sectors. KBR’s solutions and delivery approach improve safety, reduce emissions, and increase efficiency across the asset life cycle, with increasing participation in longer cycle operations and maintenance. KBR is well positioned to continue to be one of the global leaders in energy transition solutions and serve as a partner of choice for commercial and government customers in the delivery of mega-scale critical infrastructure to bolster energy security worldwide. KBR will continue to build on its strong track record of commercializing new, and in select cases, world-first technologies. As ever, the solutions and deep domain expertise KBR delivers will be aligned with our customers’ evolving demands and future needs, helping them to capture meaningful market potential, gain strategic advantage, and enable their success.
The spin-off will provide current KBR stockholders with ownership interests in both KBR and Trinzic and will be in the form of a pro rata distribution of at least 80.1% of the outstanding shares of Trinzic common stock to holders of KBR common stock. Each KBR stockholder will receive [•] share[s] of Trinzic common stock for every [•] share[s] of KBR common stock held at the close of business on [•], 2026, the record date for the distribution. You do not need to take any action to receive shares of Trinzic common stock to which you are entitled as a KBR stockholder. You do not need to pay any consideration or surrender or exchange your shares of KBR common stock to participate in the spin-off.
The distribution is intended to be tax-free to KBR and its stockholders for U.S. federal income tax purposes, except for any cash received by stockholders in lieu of fractional shares. You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.
I encourage you to read the attached information statement, which is being made available to all KBR stockholders as of the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about Trinzic.

We believe that the spin-off better positions both KBR and Trinzic for sustained growth and value and is in the best interests of KBR and its stockholders. We remain committed to working on your behalf to continue to build long-term stockholder value.

Sincerely,

Stuart J. B. Bradie
President and Chief Executive Officer
KBR, Inc.

   , 2026
Dear Future Trinzic, Inc. Stockholder:
I am pleased to welcome you as future stockholders of Trinzic, Inc. (“Trinzic”), which will be a newly independent, pure-play global national security and space company. Our separation from KBR, Inc. will mark a defining moment — the launch of a focused, at-scale enterprise built to advance the missions that matter most to our nation and allies.
We are an established business, with approximately $5.3 billion in total annual revenue for fiscal year 2025, 18,000 employees, and operations across over 60 locations in North America, Europe, and Australia/Pacific. We will enter the public markets with approximately $17.5 billion of total backlog and award options, as of July 3, 2026, a diversified base of long-term contracts with high renewal rates, and strong, predictable cash flows supported by a capital-light business model. We believe these are hallmarks of a company well positioned for enduring performance.
What we believe sets Trinzic apart is its combination of trusted mission expertise, a technology-forward approach, and global presence with sovereign delivery capabilities — all underpinned by the dedication of its world-class workforce. Our people are deeply embedded in the highest-priority missions of our customers, from integrated air and missile defense and space exploration to digital modernization and health and human performance. We serve as a trusted, vendor-agnostic integrator, with the goal of adapting and deploying the best available technologies to deliver mission impact with speed, agility, and rigor.
The markets we serve are large, growing, and shaped by powerful tailwinds: an increasingly complex global threat environment, the emergence of space as a critical operational domain, rapid digital technology modernization, and a generational transformation of U.S. and allied defense industries. We expect these trends will drive sustained investment from our customers, and we believe Trinzic is exceptionally well positioned to capture this opportunity.
As an independent, publicly traded company, our strategy is clear: address the most critical national security and space priorities across our global markets, advance transformative technology solutions that deliver mission superiority, maintain rigorous operational discipline to drive strong cash flow and enhance profitability, and deploy capital with discipline to deliver long-term value to you, our future stockholders — whether through strategic acquisitions, debt reduction, or capital returns.
I want to express my gratitude to the talented team at Trinzic, whose expertise, dedication, and purpose-driven culture are the foundation of everything we do. I also want to thank you, our future stockholders, for your confidence in our company and our future.
I encourage you to learn more about Trinzic by reading the attached information statement. We look forward to this next chapter with energy and conviction and believe Trinzic is mission-ready.

Sincerely,

Michael LaRouche
President and Chief Executive Officer
Trinzic, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2026
INFORMATION STATEMENT
Trinzic, Inc.
This information statement is being furnished in connection with the distribution by KBR, Inc. (“KBR”) to its stockholders of at least 80.1% of the outstanding shares of common stock of Trinzic, Inc. (“Trinzic”), a wholly owned subsidiary of KBR, that will hold, directly or indirectly, substantially all of the assets and liabilities associated with KBR’s existing Mission Technology Solutions segment. To implement the distribution, KBR will distribute at least 80.1% of the shares of Trinzic common stock on a pro rata basis to KBR stockholders.
For every [•] share[s] of KBR common stock held of record by you as of the close of business on [•], 2026, the record date for the distribution, you will receive [•] share[s] of Trinzic common stock. You will receive cash in lieu of any fractional shares of Trinzic common stock that you would have received after application of the above ratio. As discussed under the section entitled “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of KBR common stock “regular-way” after the record date and before the distribution, you also will be selling your right to receive shares of Trinzic common stock in connection with the separation. Trinzic expects the shares of Trinzic common stock to be distributed by KBR on [•], 2027. We refer to the date of the distribution of the shares of Trinzic common stock as the “distribution date.”
The distribution is expected to be tax-free to KBR and its stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.
No vote of KBR stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send KBR a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of KBR common stock, or take any other action to receive your shares of Trinzic common stock.
There is no current trading market for Trinzic common stock, although Trinzic expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and Trinzic expects “regular-way” trading of Trinzic common stock to begin on the first trading day following the distribution. Trinzic intends to apply to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “TZIC.” Following the distribution, KBR will continue to trade on the NYSE under the symbol “KBR.”

In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 18.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is [•], 2026.
A notice of Internet Availability of Information Statement Materials containing instructions describing how to access this information statement was first mailed to KBR stockholders on or about [•], 2026. This information statement will be mailed to KBR’s stockholders who previously elected to receive a paper copy of KBR’s materials.

i

Presentation of Information
Unless the context otherwise requires, (i) references in this information statement to “Trinzic,” the “Company,” “we,” “us,” and “our” refer to Trinzic, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the separation, (ii) references in this information statement to the “Mission Technology Solutions segment” or “MTS” refer to the business and operations of KBR’s Mission Technology Solutions segment that will be transferred to Trinzic in connection with the separation and distribution, and (iii) references in this information statement to “KBR” and “Parent” refer to KBR, Inc., a Delaware corporation, and its consolidated subsidiaries.
In connection with the separation and distribution, we will enter into a series of transactions with KBR pursuant to which KBR will receive the Internal Cash Distribution (as defined herein) and will transfer substantially all of the assets and liabilities of its Mission Technology Solutions segment to us in exchange for shares of our common stock. As used herein, (i) the “separation” refers to the separation of the Mission Technology Solutions segment from KBR and the creation of a separate company holding the Mission Technology Solutions segment, (ii) the “distribution” refers to the distribution of at least 80.1% of the shares of Trinzic common stock owned by KBR to KBR stockholders as of the record date, and (iii) the “spin-off” refers to the separation and distribution, together. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Trinzic assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.
Market, Industry, and Other Data
Unless otherwise indicated, information contained in this information statement concerning Trinzic’s industry and the markets in which Trinzic operates, including its general expectations and market position, market opportunity and market share, is based on information from third-party sources and management estimates. Trinzic’s management estimates are derived from publicly available information, Trinzic’s knowledge of its industry and assumptions based on such information and knowledge, which Trinzic believes to be reasonable. Trinzic’s management estimates have not been verified by any independent source. In addition, assumptions and estimates of Trinzic and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause future performance to differ materially from Trinzic’s assumptions and estimates. For additional information, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”
Trademarks, Trade Names, and Service Marks
The trademarks, trade names and service marks of Trinzic appearing in this information statement are Trinzic’s property or, as applicable, licensed to Trinzic, or, as applicable, are the property of KBR. The name and mark, KBR, and other trademarks, trade names and service marks of KBR appearing in this information statement are the property of KBR. This information statement also contains additional trade names, trademarks and service marks belonging to other companies. Trinzic does not intend its use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Trinzic by, these other parties.
Non-GAAP Financial Information
All financial information presented in this information statement is derived from the combined financial statements of Trinzic included elsewhere in this information statement. All financial information presented in this information statement has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), except for the presentation of Adjusted EBITDA and Adjusted EBITDA margin.
Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures, which we believe provide management and investors with useful information in assessing trends in Trinzic’s ongoing operating performance and may provide greater visibility in understanding the long-term financial performance of Trinzic. While we believe that these non-GAAP financial measures are useful for management and investors in evaluating our financial information, they should be considered supplemental in nature and not as a substitute for financial information prepared in accordance with U.S. GAAP. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, and their limitations, and reconciliations to their nearest U.S. GAAP financial measures.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Trinzic and why is KBR separating Trinzic’s business and distributing Trinzic common stock?
Trinzic, which is currently a wholly owned subsidiary of KBR, was formed to hold KBR’s Mission Technology Solutions segment. The separation of Trinzic from KBR and the distribution of Trinzic common stock are intended to provide you with equity investments in two separate, publicly traded companies that will be able to focus on each of their respective business strategies. KBR and Trinzic believe that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Background” and “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?
KBR is delivering this document to you because you are a holder of KBR common stock. If you are a holder of KBR common stock as of the close of business on [•], 2026, the record date for the distribution, you will be entitled to receive [•] share[s] of Trinzic common stock for every [•] share[s] of KBR common stock that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in KBR and your investment in Trinzic after the separation.

How will the separation of Trinzic from KBR and the distribution work?
As part of the separation, and prior to the completion of the distribution, KBR and its subsidiaries expect to complete an internal reorganization in order to transfer the Mission Technology Solutions segment to Trinzic. To accomplish the distribution, KBR will distribute at least 80.1% of the outstanding shares of Trinzic common stock to KBR stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

Why is the separation of Trinzic structured as a distribution?
KBR believes that a distribution of shares of Trinzic common stock to KBR stockholders that is intended to be tax-free for U.S. federal income tax purposes, except to the extent that cash is received in lieu of fractional shares, is an efficient way to separate the Mission Technology Solutions segment in a manner that will create long-term value for KBR and its stockholders.

What is the record date for the distribution?	The record date for the distribution will be [•], 2026.

When will the distribution occur?
It is expected that at least 80.1% of the shares of Trinzic common stock will be distributed by KBR on [•], 2027, to holders of record of KBR common stock at the close of business on [•], 2026, the record date for the distribution.

What do stockholders need to do to participate in the distribution?
Stockholders of KBR as of the record date for the distribution will not be required to take any action to receive Trinzic common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of KBR common stock, or take any other action to receive your shares of Trinzic common stock. Please do not send in your KBR stock certificates. The distribution will not affect the number of outstanding KBR shares or any rights of KBR stockholders, although it will affect the market value of each outstanding share of KBR common stock.

How will shares of Trinzic common stock be issued?
You will receive shares of Trinzic common stock through the same or substantially similar channels that you currently use to hold or trade shares of KBR common stock, whether through a brokerage account or other channel. Receipt of shares of Trinzic common stock will be documented for you in substantially the same manner that you typically receive stockholder updates, such as monthly broker statements.

If you own shares of KBR common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, KBR, with the assistance of Equiniti Trust Company, LLC (“Equiniti”), the settlement and distribution agent, will electronically distribute shares of Trinzic common stock to you or to your brokerage firm on your behalf in book-entry form. Equiniti will mail you a book-entry account statement that reflects your shares of Trinzic common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Trinzic common stock will I receive in the distribution?
KBR will distribute to you [•] share[s] of Trinzic common stock for every [•] share[s] of KBR common stock held by you as of the record date for the distribution. Based on approximately [•] shares of KBR common stock outstanding as of [•], 2026, assuming a distribution of [•]% of the shares of Trinzic common stock and applying the distribution ratio (without accounting for cash to be distributed in lieu of fractional shares), Trinzic expects that a total of approximately [•] shares of Trinzic common stock will be distributed to KBR’s stockholders. For additional information on the distribution, see the section entitled “The Separation and Distribution.”

Will Trinzic issue fractional shares of its common stock in the distribution?
No. Trinzic will not issue fractional shares of its common stock in the distribution. Fractional shares that KBR stockholders would otherwise have been entitled to receive will be aggregated into whole shares and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Considerations.”

What are the conditions to the distribution?
The distribution is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by KBR in its sole discretion) of the following conditions:

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the U.S. Securities and Exchange Commission (the “SEC”) will have declared effective the registration statement on Form 10 of which this information statement forms a part, no stop order relating to the registration statement will be in effect, no proceedings seeking such a stop order will be pending before or threatened by the SEC, and this information statement will have been distributed to KBR stockholders;

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the shares of Trinzic common stock to be distributed will have been approved and accepted for listing by the NYSE, subject to official notice of distribution;

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KBR will have received a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) and opinions of Wilmer Cutler Pickering Hale and Dorr LLP and Baker & McKenzie LLP, tax counsel to KBR, regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);

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all registrations, consents, and filings required under applicable U.S. federal, U.S. state, or other securities laws will have been received or made;

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no order, injunction, or decree issued by any government entity of competent jurisdiction, or other legal restraint or prohibition, preventing the consummation of the distribution or any of the related transactions will be pending, threatened, issued, or in effect, and no other event outside of KBR’s control will have occurred or failed to occur that prevents the consummation of all or any portion of the distribution or any related transactions contemplated by the separation and distribution agreement by and between KBR and Trinzic (the “separation agreement”) or by the separation plan, including the internal reorganization;

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the internal reorganization will have been effectuated prior to the distribution, except for such steps (if any) as KBR in its sole discretion will have determined need not be completed or may be completed after the effective time of the distribution;

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an independent appraisal or valuation firm acceptable to KBR will have delivered one or more opinions to the KBR board of directors at the times selected by the KBR board of directors confirming the solvency and adequacy of surplus under Delaware law of KBR prior to the distribution and the solvency of KBR and Trinzic after consummation of the financing transactions described in the section entitled “Description of Certain Indebtedness,” the transfer by KBR Holdings, LLC, a direct, wholly owned subsidiary of KBR (“KBR Holdings”), to KBR of an amount in cash equal to a portion of the proceeds of the financing transactions (the “Internal Cash Distribution”) and the distribution;

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the KBR board of directors will have declared the distribution and approved all related transactions (and such declaration or approval will not have been withdrawn);

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the agreements relating to the separation will have been duly executed and delivered by KBR and Trinzic;

v

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the financing transactions as described in the section entitled “Description of Certain Indebtedness” will have been completed and the Internal Cash Distribution will have been paid to KBR; and

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no other event or development will have occurred or exist that, in the judgment of the KBR board of directors, at its sole and absolute discretion, makes it inadvisable to effect the internal reorganization, distribution and other transactions contemplated by the separation agreement.

KBR and Trinzic cannot assure you that any or all of these conditions will be met, or that the distribution will be consummated even if all of these conditions are met. KBR can decline at any time to go forward with the distribution. In addition, each of these conditions may be waived by KBR (to the extent permitted by applicable law). If the distribution is completed and the KBR board of directors waived any such condition, such waiver could have a material adverse effect on Trinzic’s business and financial statements, the trading price of Trinzic common stock, or the ability of Trinzic stockholders to sell their shares after the distribution, including, without limitation, as a result of illiquid trading due to the failure of Trinzic common stock to be accepted for listing. If KBR elects to proceed with the distribution notwithstanding that one or more of the conditions to the distribution has not been met, KBR will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as KBR determines to be necessary and appropriate in accordance with applicable law. For a complete discussion of all of the conditions to the distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation and distribution?
The completion and timing of the separation and distribution are dependent upon a number of conditions. It is expected that the shares of Trinzic common stock will be distributed by KBR at [•], Eastern time, on [•], 2027 to the holders of record of shares of KBR common stock at the close of business on [•], 2026, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.

Can KBR decide to cancel the distribution of Trinzic common stock even if all the conditions have been met?
Yes. The distribution is subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions. See the section entitled “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, KBR has the right to terminate or modify the distribution, even if all of the conditions are satisfied.

What if I want to sell my KBR common stock or my Trinzic common stock?	You should consult with your financial advisors, such as your stockbroker, bank, or tax advisor.

What is “regular-way” and “ex-distribution” trading of KBR stock?
Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in KBR common stock: a “regular-way” market and an “ex-distribution” market. Shares of KBR common stock that trade in the “regular-way” market will trade with an entitlement to shares of Trinzic common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Trinzic common stock distributed pursuant to the distribution.

If you decide to sell any shares of KBR common stock before the distribution date, you should make sure your stockbroker, bank, or other nominee understands whether you want to sell your KBR common stock with or without your entitlement to Trinzic common stock pursuant to the distribution.

Where will I be able to trade shares of Trinzic common stock?
Trinzic intends to apply to list its common stock on the NYSE under the symbol “TZIC.” Trinzic anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to the distribution date and that “regular-way” trading in Trinzic common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell Trinzic common stock up to the distribution date, but your transaction will not settle until after the distribution date. Trinzic cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of KBR common stock?	KBR common stock will continue to trade on the NYSE after the distribution under the symbol “KBR.”

Will the number of shares of KBR common stock that I own change as a result of the distribution?	No. The number of shares of KBR common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my KBR shares?
Yes. As a result of the distribution, KBR expects the trading price of shares of KBR common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Mission Technology Solutions segment held by Trinzic. The aggregate market value of the KBR common stock and Trinzic common stock following the separation may be higher or lower than the market value of KBR common stock if the separation did not occur. This means, for example, that the combined trading prices of one share of KBR common stock and [•] shares of Trinzic common stock after the distribution (representing the number of shares of Trinzic common stock to be received per every one share of KBR common stock in the distribution) may be equal to, greater than or less than the trading price of one share of KBR common stock before the distribution.

What are the U.S. federal income tax consequences of the separation and the distribution?
KBR has submitted a request for a private letter ruling from the IRS and expects to receive opinions from Wilmer Cutler Pickering Hale and Dorr LLP and Baker & McKenzie LLP, tax counsel to KBR, regarding certain U.S. federal income tax consequences of the distribution and certain related transactions, in each case based on certain facts and representations and subject to certain qualifications and limitations. Although no assurance can be given that KBR will receive the private letter ruling, the distribution is conditioned upon, among other things, KBR’s receipt of such ruling and the opinions of tax counsel regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. If the distribution so qualifies, then for U.S. federal income tax purposes, U.S. Holders (as defined in the section entitled “Material U.S. Federal Income Tax Considerations”) will not recognize a gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the distribution.

See the section entitled “Material U.S. Federal Income Tax Considerations” for further information regarding the potential U.S. federal income tax considerations to KBR stockholders of the distribution, together with certain related transactions. You should consult your tax advisor as to the particular tax consequences of the separation and distribution to you, including the potential effects of any state, local, and non-U.S. tax laws.

How will I determine my tax basis in the shares I receive in the distribution?
For U.S. federal income tax purposes, assuming that the distribution is tax-free to KBR stockholders, the tax basis in the KBR common stock that a KBR stockholder holds immediately prior to the distribution will be allocated between such stockholder’s shares of KBR common stock and the shares of Trinzic common stock received in the distribution (including any fractional share interest for which cash is received) in proportion to the relative fair market values of each on the distribution date.

See the section entitled “Material U.S. Federal Income Tax Considerations” for a more detailed description of the effects of the distribution on KBR stockholders as it relates to the allocation of tax basis between shares of KBR common stock and Trinzic common stock. You should also consult your tax advisor regarding how your tax basis allocation will be determined based on your situation (including if your shares of KBR common stock were purchased at different times or for different amounts) and regarding any other particular tax consequences of the distribution to you, including the application of state, local, and non-U.S. tax laws.

What will Trinzic’s relationship be with KBR following the separation and distribution?
Trinzic expects to enter into the separation agreement with KBR to effect the separation and provide a framework for Trinzic’s relationship with KBR after the separation and to enter into certain other agreements, including a transition services agreement, an employee matters agreement, a tax matters agreement, master services agreements, a sublease agreement, and a stockholder and registration rights agreement. These agreements will govern the separation between Trinzic and KBR of the assets, employees, liabilities, and obligations (including its investments, property, employee benefits, and tax-related assets and liabilities) of KBR and its subsidiaries attributable to periods prior to, at and after the separation and will govern certain relationships between Trinzic and KBR after the separation.

Following the distribution, KBR will own up to 19.9% of the outstanding shares of Trinzic common stock. See the questions below entitled “How will KBR vote any shares of Trinzic common stock it retains?” and “What does KBR intend to do with any shares of Trinzic common stock it retains?”

In addition, because of current or former positions with KBR, certain of Trinzic’s expected executive officers and directors may own equity interests in KBR, and continuing ownership of shares of KBR common stock and equity awards could create, or appear to create, potential conflicts of interest if Trinzic and KBR face decisions that could have implications for both KBR and Trinzic after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and our Relationship with KBR” and “Certain Relationships and Related Person Transactions.”

How will KBR vote any shares of Trinzic common stock it retains?
KBR will agree to vote any shares of Trinzic common stock that it retains in proportion to the votes cast by Trinzic’s other stockholders and will grant Trinzic a proxy to vote its shares of Trinzic common stock in such proportion. For additional information on these voting arrangements, see the section entitled “Certain Relationships and Related Party Transactions—Stockholder and Registration Rights Agreement.”

What is the accounting treatment of the spin-off?
As both the legal and accounting spinnee with respect to the spin-off, Trinzic will present its historical combined financial statements based on amounts historically recorded within KBR’s consolidated financial statements, and the net assets transferred in the distribution will be recorded at historical carrying values in accordance with Accounting Standards Codification (“ASC”) 505-60. In addition, KBR will derecognize the net assets of Trinzic upon distribution, with the offset recorded within equity, consistent with ASC 505-60-30. For more information regarding the accounting treatment of the spin-off, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

What does KBR intend to do with any shares of Trinzic common stock it retains?
In the event KBR retains any shares of Trinzic common stock, the amount of such retention will not exceed 19.9% and KBR intends to dispose of all of Trinzic common stock that it retains after the distribution, including through (i) one or more subsequent exchanges of Trinzic common stock for KBR debt held by one or more investment banks, (ii) distributions of Trinzic common stock to KBR stockholders as dividends or in exchange for outstanding shares of KBR common stock and/or (iii) one or more public offerings or private sales, in each case, subject to market conditions and the relevant requirements of the private letter ruling that KBR has requested from the IRS. With respect to potential dispositions of Trinzic common stock described in clauses (i) and (ii) of the preceding sentence, KBR intends to undertake such dispositions during the [•]-month period following the distribution. To the extent KBR holds any Trinzic common stock at the end of such [•]-month period, KBR will dispose of such stock in one or more public offerings or private sales (including potentially through secondary transactions) as soon as practical, taking into account market conditions and sound business judgment, but in no event later than five years after the distribution.

Who will manage Trinzic after the separation?
Trinzic benefits from having in place a management team with an extensive background in the industry in which the Mission Technology Solutions segment operates. Led by Michael LaRouche, who will be Trinzic’s Chief Executive Officer after the separation, Trinzic’s management team will possess deep knowledge of, and extensive experience in, its industry. For more information regarding Trinzic’s management, see the section entitled “Management.”

Are there risks associated with owning Trinzic common stock?
Yes. Ownership of Trinzic common stock is subject to both general and specific risks, including those relating to Trinzic’s business, the industries in which it operates, its ongoing contractual relationships with KBR after the separation and its status as a separate, publicly traded company. Ownership of Trinzic common stock is also subject to risks relating to the separation. These risks are described in the section entitled “Risk Factors” beginning on page 18 of this information statement. You are encouraged to read that section carefully.

Does Trinzic plan to pay dividends?
We have not yet determined the extent to which Trinzic will pay any dividends on its common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Trinzic board of directors. The Trinzic board of directors’ decisions regarding the payment of dividends will depend on many factors, such as Trinzic’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in its then existing debt agreements, industry practice, legal requirements and other factors that the Trinzic board of directors deems relevant. Trinzic’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on its access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. See the section entitled “Dividend Policy.”

What will govern my rights as a Trinzic stockholder?
Your rights as a Trinzic stockholder will be governed by Delaware law, as well as our amended and restated certificate of incorporation and our amended and restated bylaws. Except with respect to (i) the classified board, (ii) the requirement of stockholder supermajority vote to amend certain provisions of the certificate of incorporation and the bylaws, and (iii) the ability of stockholders to remove directors only for cause, we expect that there will be no other material differences in stockholder rights between KBR common stock and Trinzic common stock. For additional details regarding Trinzic common stock and Trinzic stockholder rights, see the section entitled “Description of Trinzic’s Capital Stock.”

Will Trinzic incur any indebtedness prior to or at the time of the distribution?
Yes. Prior to the separation and distribution, Trinzic anticipates issuing senior unsecured notes with terms and a maturity to be determined, which is expected to yield proceeds of approximately $[•] million, which proceeds are expected to be used to fund a portion of the Internal Cash Distribution. In addition, prior to the separation and distribution, Trinzic intends to enter into credit facilities with lenders providing for (i) a senior secured revolving credit facility of approximately $[•] million with a five-year availability period, (ii) a senior secured term loan “A” facility of approximately $[•] million with a five-year term to maturity, and (iii) a senior secured term loan “B” facility of approximately $[•] million with a seven-year term to maturity. Trinzic anticipates drawing under the term loans prior to the separation and distribution in order to fund a portion of the Internal Cash Distribution. For more information, see the sections entitled “Description of Certain Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Do I have appraisal rights in connection with the separation and distribution?	No. Holders of KBR common stock are not entitled to appraisal rights in connection with the separation and distribution.

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Who will be the distribution agent, transfer agent, registrar, and information agent for Trinzic common stock?
The distribution agent, transfer agent, and registrar for Trinzic common stock will be Equiniti. For questions relating to the transfer or mechanics of the distribution, you should contact:

Equiniti Trust Company, LLC
28 Liberty Street, 53rd Floor
New York, NY 10005
United States
800-937-5449

If your shares are held by a bank, broker, or other nominee, please contact your bank, broker, or other nominee for questions relating to the transfer or mechanics of the distribution.

Where can I find more information about KBR and Trinzic?
Before the distribution, if you have any questions relating to KBR’s business performance, you should contact:

KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, TX 77002
Attention: Investor Relations

After the distribution, Trinzic stockholders who have any questions relating to Trinzic’s business performance should contact Trinzic at: [•].

We maintain an Internet website at Trinzic.com. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.

INFORMATION STATEMENT SUMMARY
This summary highlights information included elsewhere in this information statement and does not contain all the information that may be important to you. Please read this entire information statement carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our audited combined financial statements, unaudited condensed combined financial statements, and the notes thereto.
Our Company
Trinzic is a global national security, space, and technology company with mission solutions serving the U.S. federal government, allied nations, and commercial customers. Built on decades of proven expertise in the world’s highest-priority missions, we partner with our customers to solve their most complex challenges in national security, space, integrated air and missile defense, connected battlespace, defense systems modernization, global mission operations and sustainment, space exploration, and health and human performance. Across our engagements, we connect complex systems critical for mission success and keep them moving forward with speed and rigor. Together, these capabilities form an integrated portfolio purpose built to advance the missions that matter most.
What sets Trinzic apart is the convergence of the following core strengths:
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Trusted mission expertise. We are deeply embedded in our customers’ missions, bringing deep mission expertise and partnership to deliver measurable outcomes with lasting value and impact through a differentiated, commercial, vendor-agnostic model.

•	Technology-forward approach. We harness, adapt, and rapidly deploy advanced technologies to address critical and rapidly changing mission needs.
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Global presence with sovereign delivery. We serve our customers wherever their missions demand, harnessing our global presence, decades of experience developing and deploying technologies and capabilities. Our sovereign delivery capabilities provide autonomy, independence, and partnership with allied nations as well as safety, resilience, and dependability for the missions we serve.

•
Scaled operations and stable, diversified, long-term contract base. Already operating at scale, we derive a majority of our revenue from diversified, long-term contracts that provide a high degree of revenue visibility at predictable margins and high renewal rates.

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Efficient cost-structure and predictable cash flows. Our stable, predictable revenue model, combined with our efficient cost structure and capital-light business model, supports strong, predictable cash flows.

Following the spin-off from KBR, Trinzic will be a pure-play, at-scale, established, and differentiated provider of technology and mission solutions with a broad, global customer base. With approximately $5.3 billion and $2.6 billion in total revenue for fiscal year 2025 and for the six months ended July 3, 2026, respectively, and approximately 18,000 employees (excluding contingent workers) as of January 2, 2026, Trinzic offers differentiated scale and strategic customer proximity across over 60 locations in North America, Europe, and Australia/Pacific. The spin-off is expected to enable improved focus on strategic growth in Trinzic’s large, attractive national security and space markets globally and the commercial solutions to the missions we serve, as well as elevated brand awareness and clarity, a fit-for-purpose capital structure and capital deployment, and a clearer investment profile.
Our Customers
Our diverse customer base includes domestic and foreign governments and commercial customers. The U.S. federal government is one of the largest consumers of information and technology solutions in the United States, and the Department of War (“DoW”) is one of the largest consumers of these solutions within the U.S. federal government. In fiscal year 2025 and for the six months ended July 3, 2026, we generated 84% and 83%, respectively, of our total revenue from contracts from the U.S. federal government, with 64% and 65%, respectively, of our total revenue generated from DoW contracts. These contracts are sourced from a wide variety of agencies within the DoW, including the U.S. Space Force, the U.S. Air Force, the U.S. Army, the U.S. Navy, and from a variety of different sub-agencies within these Armed Services customers. No other customers represent 10% or more of our consolidated revenue in fiscal year 2025. Our other U.S. federal government customers include intelligence community agencies, such as the National Geospatial-Intelligence Agency and the National Reconnaissance Office, as well as federal civilian agencies, such as the National Aeronautics and Space Administration (“NASA”), the U.S. Geological Survey, the National Oceanic and Atmospheric Administration, and the Department of Homeland Security. In the UK, we also support the Ministry of Defence with long-term contracts providing military logistics and operational support, and in Australia we provide integrated solutions for the Australian Department of Defence for air and space programs. Our revenue from international government customers was $726 million and $391 million for fiscal year 2025 and for the six months ended July 3, 2026, respectively.
Our Competitive Strengths
Our competitive strengths include our deep mission expertise, technology-forward approach supported by a proven business model, and global scale with sovereign delivery. In addition, we benefit from a stable, diversified, long-term contract base, strong cash flow generation, and an efficient, capital-light cost structure. We believe these strengths position us well to capitalize on significant opportunities in our growing and rapidly evolving markets.
Trusted Mission Expertise
Our people are experts in our customers’ missions, positioning us to understand, define, and address complex mission needs in today’s operational environments. This fundamental mission expertise, cultivated through longstanding customer relationships and years of supporting customers on site directly, enables us to develop and apply technological and operational solutions relevant to each mission, which we believe distinguishes us from many of our competitors. Of our approximately 18,000 employees as of January 2, 2026, approximately one-quarter hold advanced degrees and over one-third hold national security clearances to perform within classified and highly sensitive programs.
In partnership with our customers, we deliver our deep expertise and technology solutions through a differentiated, vendor-agnostic model incorporating the most effective commercial solutions available. In a market traditionally segmented by either Original Equipment Manufacturers (“OEMs”) or staff augmentation contractors, government customers increasingly recognize the need for industry partners who fit between these two categories. Our customers require a trusted, hybrid integrator that can adapt advanced technologies for mission value, evaluate and adopt the best commercial technology components, and seamlessly connect systems for maximum mission impact. This need strongly aligns with our capabilities, and our business model directly addresses it. We act as a trusted partner to our customers in designing, developing, and implementing their system and platform architectures, leveraging both our mission expertise and innovative technical solutions. We also deliver our solutions primarily through a service, rather than a product business model, enabling us to be agile and adaptable as we support our customers. This approach allows us to deliver the best solution for the mission, agnostic to underlying technology components whether old or new, and reducing the risk of “vendor lock” (i.e. where a customer has to pick one solution, company, hardware or technology to make all systems connect and work). We also are experienced in addressing our customers’ wide range of evaluation factors (including supply chain resilience, mission complexity, and cost/benefit trade-offs) and procurement models (including cost-reimbursable, unit rate pricing, fixed price, and use of joint ventures, alliances, and privately financed partnerships). We believe this flexibility further differentiates us, builds trust with our customers, and expands available business opportunities.
Technology-Forward Approach
We are pioneers and specialists in applying advanced technologies to address complex mission challenges across the markets we serve. Among other technical areas, our people are experts in:
•	digital engineering and integration;
•	mission software development;
•	mission engineering;
•	Artificial Intelligence (“AI”) and data analytics;
•	rapid capability prototyping and development in virtual environments; and
•	expeditionary logistics.
We use this expertise to build integrated technology solutions that improve performance, interoperability, efficiency, scalability, resilience, speed, and affordability, enabling us to achieve successful mission outcomes for our customers in challenging environments.

Global Presence with Sovereign Delivery
With operations and customers spanning the U.S., the UK, Australia, the Middle East, and Pacific regions, we believe we are uniquely positioned to support multinational missions and the sovereign defense priorities of our international customers. Our global presence enables us to deliver at scale anywhere, even in remote and austere environments. By co-locating our personnel with customers in the field, Trinzic delivers critical mission support directly to customers on-site, differentiating us from many of our competitors who rely primarily on more traditional advisory approaches, and enabling us to cultivate trusted relationships with customers and a deep understanding of their missions. In addition, our sovereign delivery capabilities allow for autonomy, independence, and partnership with allied nations. International customers benefit from our advanced capabilities, coupled with our deep familiarity with their strategic priorities and operational objectives developed through longstanding relationships built on trust and performance. Our presence within national security and space programs that share capabilities across allied customers, particularly the U.S., the UK, and Australia, elevates our role and impact in the allied national security environment. Our presence, past performance, and access to national security and space customers at high levels of government serve as important differentiators for capability and dependability in these mission-critical settings.
Our ability to thrive in global markets as a sovereign integrator provides further access to growing markets and a strong diversification to our U.S. federal business, which we believe differentiates us from many of our competitors.
Significant Scale and Stable, Diversified, Long-term Contract Base
With $5.3 billion and $2.6 billion in total revenue in fiscal year 2025 and for the six months ended July 3, 2026, respectively, Trinzic will be a pure-play, scaled, and established technology solutions provider in the global national security and space markets. We support all U.S. armed services, several intelligence agencies and allied foreign governments, and a variety of commercial enterprises serving the national security and space markets on a global basis. The majority of our revenue is derived from long-term contracts, with high revenue visibility, high renewal rates, predictable margins, low capital intensity, and strong cash flow conversion. As of July 3, 2026, we had $17.5 billion of total backlog and award options, which represented approximately 3.3 times our fiscal year 2025 revenue, providing significant coverage with a base of future revenue supported by existing contracts. The predictability of our financial performance is further reinforced by our portfolio of enduring public sector programs in the UK, including the Aspire Defence contract, which for 40 years has supported military infrastructure, our longstanding Affinity flight training joint venture, and the Heavy Equipment Transportation contract, highlighting our ability to develop and sustain trusted customer relationships and recurring revenue streams over multiple decades.
In addition, our revenue is diversified across contracts, customers, and geographies. Our 10 largest contracts account for approximately 35% and 33% of revenue for fiscal year 2025 and for the six months ended July 3, 2026, respectively. We believe this diversity across mission domains, funding streams, and contract types provides resilience through political transitions and budgetary cycles, positioning our business to capitalize on sustained investment in national security and space modernization.
Strong, Predictable Cash Flows and Efficient Cost Structure
We believe our portfolio of diversified, long-duration contracts and our capital-light business model supports strong, predictable cash flows. Our primary offering is our highly technical and experienced workforce and the technical solutions they develop internally and in coordination with outside sources to serve the missions of our customers. As a result, we do not need large, upfront capital investments to drive our business model. Our annual capital expenditures have historically been less than 1% of our consolidated revenue and have primarily consisted of computing devices, other information technology assets, and leased facilities, some of which are highly specialized for classified work. Because our offering is primarily human talent, and we deliver our offering to our customers through a diverse portfolio of contracts, we can quickly adjust our cost structure by scaling personnel based on the work to be performed under each contract. While we do have fixed costs to operate the enterprise, these are a small portion of our total cost structure. We believe this highly variable cost structure that pertains to the delivery of contracts generally limits large variations in profits as a percentage of revenue as volumes under contracts change.
Business Environment and Market Trends
Trinzic operates in the dynamic and evolving national security and space markets globally, which are being shaped by several macroeconomic trends driving sustained customer investment: (1) an increasingly complex global threat environment, (2) space as a critical operational domain, (3) rapid digital technology modernization, and (4) the transformation of U.S. and allied defense industries. In light of our competitive strengths, we believe we are strategically well positioned to support our customers as they navigate these changes.
Increasingly Complex Global Threat Environment – Geopolitical instability is intensifying, with the rise of China as a peer competitor to the U.S., ongoing regional conflicts in Eastern Europe and the Middle East, and the proliferation of low-cost, asymmetric threats, including commercially available drones and sophisticated cyber warfare capabilities, that are fundamentally reshaping the modern battlefield and challenging traditional defense paradigms. These emerging threats demand new approaches, as adversaries can now deploy inexpensive, scalable technologies to disrupt operations and exploit vulnerabilities at a fraction of the cost of conventional military systems. To navigate the increasingly complex threat landscape, our customers are emphasizing readiness, deterrence through strength, and rapid defense modernization. We believe our mission expertise, advanced technology capabilities, and global presence with sovereign delivery enable us to support our customers as they seek to respond with agility, speed, proportionality, and cost-effective solutions across a wide range of defense and intelligence missions.
Space as a Critical Operational Domain – Space has emerged as a critical and increasingly contested operational domain for both national security and economic dependency. With the development of anti-satellite weapons, electronic warfare capabilities, and other counterspace technologies, the ability to ensure access to space and protect vital assets in orbit has become central to deterrence and defense. Accordingly, national security customers are accelerating investments in space-based capabilities to deter and counter threats from state actors. At the same time, the commercial and civil space sectors are rapidly transforming, with private companies playing an increasingly central role in human spaceflight and satellite communications. We believe we are well-positioned to support this shift with deep expertise in space operations, mission engineering, and digital integration.
Rapid Digital Technology Modernization – The digital revolution is reshaping defense and intelligence operations. AI, digital modeling and simulation, digital engineering, data analytics, cloud, and cyber capabilities are advancing rapidly, creating both opportunities and challenges for our customers. We are investing in these technologies to deliver actionable insights, enhanced system performance, faster and more cost-effective solutions, and secure critical infrastructure. We believe our ability to integrate digital solutions across the mission life cycle will position us as a trusted partner in enterprise-scale modernization efforts.
Transformation of U.S. and Allied Defense Industries – The defense sectors in the U.S., the UK, Australia, and other allied nations are undergoing the most significant transformation since the Cold War. Governments are prioritizing rapid development and deployment of advanced capabilities such as unmanned systems, hypersonic weapons, missile defense, space superiority, and “C5ISR” (Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance). At the same time, acquisition strategies are shifting toward accelerated delivery of mission value through outcome-based contracting, modular open systems, and cost efficiencies. We expect our technical capabilities, mission expertise, agility, experience in using multiple delivery models, and customer intimacy within these transforming global markets will make our business significantly relevant to these broad market trends.
Together, we believe these trends present a substantial and growing addressable market opportunity for our business. We anticipate that our ability to deliver integrated, outcome-based solutions across domains including defense, intelligence, space, and allied operations will position us to lead in the next era of global security and national resilience.
Our Strategy
The key elements of our strategy are:
Address the most critical national priorities across our global markets. The funding levels of national security and space end markets are large and growing. Due to the macroeconomic trends shaping the national security and space markets globally, our customers are consistently and increasingly investing to maintain superiority over adversaries. We believe our competitive strengths – including our expertise in high-priority mission areas, capability to develop and deploy technology solutions for those missions through a differentiated business model, and global presence at scale – position us well to support our customers as they increase their investments, which we believe in turn will propel Trinzic’s growth. We believe we also are well-positioned to support our customers’ ongoing imperative to repair, modernize, and sustain their facilities globally, which remains a significant spending priority. Our scale of operations in the U.S., the UK, and Australia and our presence in other geographies provide diversification, additional funding sources, and the ability to lead and participate in allied missions of consequence. We plan to continue to drive growth across our global business presence organically and inorganically, applying the same priorities for growth and mission impact as we do domestically.
Advance transformative technology solutions. We intend to continue serving as a trusted partner to our global customers, developing holistic solutions to their challenges, applying advanced digital and physical technologies in innovative new ways to deliver mission impact and efficiency at speed, and supporting the imperative to modernize continuously as technologies evolve. We aim to leverage our advantage in mission insight to anticipate challenges and guide investments in future technology applications, while evaluating inorganic expansions that advance and accelerate mission outcomes and strengthen our differentiation in the market. We also plan to continue to operate and lead at the forefront of digital innovations, including serving as design agent and systems integrator, operationalizing modular open systems architectures, and introducing objectively determined, best-of-breed, commercially available technologies like AI, proprietary processing tools, advanced sensors, and specialized algorithms to maximize speed and effect successful mission outcomes. Where appropriate, we may enter into performance-based arrangements with our customers, where we share economic benefits of delivering superior value to mission sponsors. We believe these arrangements generally support our customers’ interests in driving mission superiority and sourcing the best-available technology to that end.
Drive rigorous operational discipline. We plan to continue executing an efficient, capital-light operating model that drives strong cash flow, as well as effectively managing our working capital to enable strong conversion of net income to operating cash flow. We also intend to pursue a combination of high-quality growth and economies of scale, coupled with an improved mix of performance-based contracting terms to enhance our operating profitability rates in areas of our business over time.
Deliver stakeholder value through disciplined capital deployment. By successfully executing in our large and growing markets and continuing to enhance profitability in areas of our business, we expect to maintain attractive levels of liquidity, giving us significant flexibility to deploy capital toward uses that best deliver value to stockholders in light of prevailing conditions and available opportunities. These uses might include reduction of leverage, returning capital to stockholders, or strategic acquisitions. We have a long, successful track record of executing and integrating acquired businesses, having have transformed our business over the past decade by organically developing new strategic solutions and enhancing our technology capabilities, combined with acquisitions of Honeywell Technology Solutions, Inc., Wyle, Inc., Stinger Ghaffarian Technologies, Inc., Centauri, LLC, and LinQuest Corporation, along with smaller businesses in the UK and Australia. Consistent with requirements of the tax matters agreement and a balanced approach to optimizing our capital structure, we may pursue strategic acquisitions as an element of our growth strategy. Our approach will remain disciplined and focus on (1) acquiring mission-critical capabilities and technologies that strengthen our portfolio and (2) expanding into attractive customer segments that enhance our position in global national security, space, and priority mission areas. We will seek transactions that are accretive, innovative, and culturally aligned, while maintaining rigorous financial discipline to deliver sustainable growth, profitability, and stockholder value.
Key Capabilities
Our capabilities span the full mission lifecycle and address the most critical needs of global national security and space customers. We leverage these capabilities to develop solutions designed to be modular, scalable, and adaptable to the unique mission requirements of each customer while delivering safety, speed, agility, and technical excellence. We have developed unique enterprise mechanisms to facilitate the appropriate exchange of strategic capabilities across our global markets and sovereign business operations, enabled by geopolitical constructs such as the trilateral security partnership between Australia, the UK, and the U.S. (“AUKUS”). Our core capabilities include:
•
Digital Engineering and Integration. We integrate complex systems-of-systems using advanced digital environments, architectures, and common data models. We leverage generative AI and machine learning to create virtual prototypes of mission systems that predict performance and execute design trades before physical development, saving customers time and money while accelerating fielding and improving interoperability. We strategically position our digital engineering facilities, equipment, and specialized tools across global locations, enabling near-real-time identification and evaluation of warfighting scenarios and modeled tactical responses that optimize resource allocation for national security and space missions. Since its inception in 2022, we have served as a key technology integrator for the Air Force’s Collaborative Combat

Aircraft program, building and operating the Government Autonomy Modeling and Simulation Environment used to evaluate third-party autonomy technologies for integration readiness. This solution uses modeling, simulation, data analytics, and edge computing to accelerate delivery of operational autonomous capability at reduced cost and compressed timelines. We also leverage digital environments to advance Integrated Air and Missile Defense, integrating advanced technologies with existing systems such as PATRIOT and THAAD to accelerate fielding new technology without vendor lock. We enable programs essential to the Golden Dome program, with advanced detection, tracking, and survivability capabilities in contested environments.
•
Mission Engineering. We design mission architectures that enable systems-of-systems to operate seamlessly to achieve specific mission tasks and operational outcomes at an enterprise scale. We incorporate model-based systems engineering, advanced analytics, and AI/machine learning to inform portfolio-level decisions. Through digital modeling and simulation, we optimize system-to-system data exchanges, operational effectiveness, and lifecycle performance. We serve as lead systems integrator for the $42 billion Military Satellite Communications enterprise supporting the U.S. Space Force, providing full lifecycle systems engineering, integration, and digital solutions across the program’s diverse satellites, ground stations, and terminals, efficiently and effectively delivering operationally-relevant, mission-critical communication capability to the warfighter. In the UK, we bring expertise across the full nuclear enterprise, combining experience from major civil nuclear programs with longstanding defense nuclear and national security support. Our solutions help governments strengthen sovereign capability, modernize critical nuclear infrastructure, and support the next generation of defense nuclear programs — including those being shaped through AUKUS and wider allied nuclear partnerships — turning long-term national ambition into safe, secure, and enduring operational capability. For the Australian Department of Defence, we provide integrated solutions supporting air platform mission planning (crewed and autonomous) as well as air and space resource management, integrating U.S. Foreign Military Sales technologies with commercial tools to process and disseminate multi-source data for complex mission plans across benign to highly hostile environments.

•
Mission Software Development. We develop and integrate open software architectures that are secure, scalable, and adaptable — supporting missions from space operations to autonomous systems and C5ISR. Our innovative aircraft mission software solutions integrate mission system code from multiple developers. We facilitate a Modular Open System Approach, which ensures government customers maintain architectural control, avoids vendor lock, enables faster innovation cycles, reduces upgrade costs, and delivers operational agility to respond to rapidly evolving threats. We anticipate this approach will expand to additional U.S. Air Force Program Executive Offices given its alignment with current DoW acquisition objectives. We empower the U.S. Navy to develop and deploy secure, interoperable multi-cloud Sensitive Compartmented Information environments across Amazon Web Services, Microsoft Azure, and Google Cloud — integrating software-defined networking, confidential computing, and zero-trust architectures to protect classified workloads while accelerating innovation.

•
Data Analytics and Artificial Intelligence. We deliver AI-powered analytics that generate actionable insights for complex mission decisions, applying data science, machine learning, and predictive analytics to enhance situational awareness, decision-making, and system performance. We lead the prototyping and evolution of advanced web-based Common Geo-Positioning Services supporting U.S. intelligence and defense missions — enabling advanced targeting, image chain analysis, space-based sensor modeling with automated intelligence surveillance and reconnaissance. These solutions are used by over 40,000 unique users spanning the DoW, allied partners, and other government agencies. Our cloud services deliver scalability, AI-driven image analytics, and secure data environments at the leading edge of geospatial intelligence. Iron Stallion, our premier enterprise web application for space domain awareness that processes millions of data elements daily, delivers AI-enhanced decision-support capabilities enabling space operators and analysts to prioritize and respond to daily operational requirements and emerging real-world events. Our cloud-based AI and machine learning solutions have transformed national land cover intelligence for the United States Geological Survey, significantly compressing production timelines, reducing costs, and unlocking actionable insights from decades of land cover data.

•
Rapid Capability Development. We design, integrate, and field advanced research, development, and test and evaluation capabilities. Our agile prototyping processes enable us to respond quickly to emerging threats and evolving mission needs. We deliver operational capabilities in electronic warfare and spectrum superiority — advancing, prototyping, and integrating space control systems for the warfighter, with teams deploying alongside the U.S. Army to generate mission effects and create tactical advantages across the complex spectrum battlefield. We also integrate, test, and deliver directed energy prototype platforms, including the High Energy Laser Weapon Module and other advanced technology components, with full lifecycle support encompassing maintenance and training for systems fielded domestically and deployed globally. Our high energy laser systems, at Technology Readiness Level 8, are designed for the urgent Counter-Unmanned Aerial System (“CUAS”) mission and have proven effective at tracking and defeating drone threats.
•
Health and Human Performance. We are a leader in delivering health and human performance solutions to customers facing the most extreme mission conditions in warfare, space, and austere or isolated environments. We deploy leading medical, health, and wellness scientists who assess operating environments and prepare personnel for the human performance factors critical to mission success. As the flagship astronaut health and performance partner to NASA, we apply advanced biomedical research, predictive modeling, and engineering innovation to support crews for spaceflight — having supported U.S. astronauts since 1968 and now powering the Artemis moon-landing program, the International Space Station, and Commercial Crew missions through integrated health systems and digital technologies. Through the Preservation of the Force and Family program, we embed experts with U.S. Special Operations Command personnel to strengthen the physical, mental, and emotional resilience of special operations forces and their families, improving readiness and sustained performance on and off the battlefield.

•
Global Expeditionary Logistics. We deliver rapid, scalable logistics solutions spanning national security and humanitarian deployments globally — establishing and sustaining life support, including safety, security, and health services for quick-reaction operations as well as major permanent installations. We operate and sustain major U.S. military sites globally, including Naval Support Facility Diego Garcia (Indian Ocean), Naval Support Facility Djibouti (Horn of Africa), Incirlik Air Base (Türkiye), Camp Bondsteel (southeastern Kosovo), and Mihail Kogălniceanu Air Base (Romania), maintaining critical power, water, airport, seaport, and life support operations. For commercial aerospace customers such as Honeywell Technologies, we provide integrated supply chain and production solutions to support their global operations, leveraging advanced technology, data analytics, and tailored approaches to maximize operational value and productivity. Through our UK operations, we deliver infrastructure, facilities management, logistics, and operational support to defense and government customers overseas, including the UK Naval Support Facility in Bahrain and British Embassy estates across the Middle East, sustaining operational readiness and diplomatic presence in strategically complex environments.

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Systems Operations and Sustainment. We deliver mission-critical operations, maintenance, and sustainment services that enhance readiness and reliability across multiple theaters worldwide. Our capabilities include mission operations analysis and decision support that empower commanders to model people, platforms, networks, and workflows. We provide Concept of Operations visualization and model-based systems engineering toolchains — enabling digital twin testing of alternatives before committing resources. We support Naval aviation readiness by migrating technical data and sustainment workflows to modern, data-centric platforms with enterprise data transport, standard data repositories, and cloud test environments serving approximately 58,000 users, driving predictive maintenance analytics, increased aircraft readiness, and lower sustainment costs. For the Royal Australian Navy, we provide AI/machine learning-powered asset management for the Amphibious Combat and Supply surface fleet, enhancing long-term maintenance planning, lifecycle cost analysis, and decision support. For NASA, we deliver end-to-end human spaceflight mission operations from vehicle design and development to mission planning, training, and 24/7 real-time flight execution and including vehicle command and control and comprehensive international partner integration to advance the future of space exploration.

Challenges, Risks, and Limitations
Notwithstanding our competitive strengths and our belief that we will be able to successfully execute our strategy, our business will face significant challenges and risks. Among other things, we derive a significant portion of our revenue from contracts with agencies and departments of the U.S., the UK, and Australia governments, either as a prime contractor or as a subcontractor to other companies performing prime contracts for these governments. Demand for our services is directly affected by government spending levels, shifting political priorities, budget uncertainty, continuing resolutions, potential government shutdowns, and changes in budgetary priorities. Our relationship with these government agencies and departments is key to maintaining these contracts, winning new work, and growing our revenue. In addition, contract awards and performance may be disrupted by bid protests, geopolitical developments, or other factors beyond our control, and our ability to execute our strategy depends on attracting and retaining skilled personnel and appropriately investing in and leveraging evolving technologies. See the section entitled “Risk Factors” for a more thorough description of these and other risks.
The Separation and Distribution
On September 24, 2025, KBR announced its intention to spin off its Mission Technology Solutions segment, officially rebranded as Trinzic on July 30, 2026, in preparation for the expected separation in January 2027.
It is expected that the KBR board of directors will approve the distribution of at least 80.1% of Trinzic’s issued and outstanding shares of common stock on the basis of [•] share[s] of Trinzic common stock for every [•] share[s] of KBR common stock held as of the close of business on the record date for the distribution of [•], 2026. KBR has submitted a request for a private letter ruling from the IRS to the effect that, among other things, the distribution and certain related transactions will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.
In the event KBR retains any shares of Trinzic common stock, the amount of such retention will not exceed 19.9% and will be motivated by KBR’s desire to establish, in an efficient and cost-effective manner, an appropriate capital structure for each of KBR and Trinzic. KBR also intends to dispose of all of the Trinzic common stock that it retains after the distribution, including through (i) one or more subsequent exchanges of Trinzic common stock for KBR debt held by one or more investment banks, (ii) distributions of Trinzic common stock to KBR stockholders as dividends or in exchange for outstanding shares of KBR common stock, and/or (iii) one or more public offerings or private sales, in each case, subject to market conditions and the relevant requirements of the private letter ruling that KBR has requested from the IRS. With respect to potential dispositions of Trinzic common stock described in clauses (i) and (ii) of the preceding sentence, KBR intends to undertake such dispositions during the [•]-month period following the distribution. To the extent KBR holds any Trinzic common stock at the end of such [•]-month period, KBR will dispose of such stock in one or more public offerings or private sales (including potentially through secondary transactions) as soon as practical, taking into account market conditions and sound business judgment, but in no event later than five years after the distribution.
Trinzic’s Post-Separation Relationship with KBR
Trinzic is a wholly owned subsidiary of KBR, and all of Trinzic’s outstanding shares of common stock are owned by KBR. Following the separation and distribution, each of Trinzic and KBR will operate as an independent public company.
Prior to the completion of the distribution, Trinzic will enter into the separation agreement. Trinzic will also enter into various other agreements to effect the separation and provide a framework for its relationship with KBR after the separation, including a/an:
•	Transition services agreement;
•	Employee matters agreement;
•	Tax matters agreement;
•	Master services agreements;
•	Sublease agreement; and
•	Stockholder and registration rights agreement.
These agreements will provide for the allocation between Trinzic and KBR of KBR’s assets, employees, services, liabilities, and obligations (including its investments, property, employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at, and after Trinzic’s separation from KBR and will govern certain relationships between Trinzic and KBR after the separation.
Prior to the separation and distribution, KBR Holdings will contribute entities holding the assets and liabilities of KBR’s MTS segment to Solar MTS Holdings LLC, a direct, wholly owned subsidiary of KBR Holdings (“Internal SpinCo”), in exchange for the equity interests of Internal SpinCo, a portion of the proceeds of the financing transactions described in the section entitled “Description of Certain Indebtedness,” and Internal SpinCo’s assumption of certain liabilities.

Following this contribution, KBR Holdings will distribute the equity interests of Internal SpinCo to KBR and make the Internal Cash Distribution. Thereafter, KBR will contribute the equity interests of Internal SpinCo and a captive insurance subsidiary to Trinzic in exchange for the distribution by Trinzic to KBR of shares of Trinzic common stock.
For additional information regarding the separation agreement and such other transaction agreements, see the sections entitled “The Separation and Distribution,” “Certain Relationships and Related Person Transactions,” and “Risk Factors—Risks Related to the Separation and Our Relationship with KBR.”
Reasons for the Separation
In deciding to pursue the spin-off of Trinzic, KBR considered the transformation of its business over the last 10 years into leading MTS and Sustainable Technology Solutions (“STS”) businesses, each with significant scale, and the ability at this time to effect a spin-off to create two independent, pure-play companies to better position each of them for continued future growth.
As part of its evaluation, the KBR board of directors considered a number of factors, including: the benefits that could be realized through a spin-off by providing each of the MTS business and the STS business with enhanced strategic and operational focus to prioritize each business’s independent goals and improve organizational agility; the ability to customize the capital structures and capital allocation priorities of each business to better fit their respective needs; the ability to better position each business to be able to capitalize on merger, acquisition, and other strategic transaction opportunities; the ability to better focus on delivering for customers in the distinctive end markets of each business; the ability for each business to have a board of directors and management team with domain expertise better aligned with their respective businesses; and the ability to otherwise make the respective companies more attractive to customers, management, and talent and to investors, including through distinguished and distinct corporate identities. KBR also considered a range of potential alternatives to the spin-off, including maintaining the status quo of KBR’s existing business and structure and potential sale and other separation transactions with respect to each of the MTS and STS businesses and the risks associated with each transaction structure. KBR additionally assessed that the spin-off transaction would be intended to be tax-free to KBR and its stockholders. Ultimately, KBR determined that a spin-off transaction would have the best potential to unlock value for KBR and its stockholders at this time. KBR believed that changes in government policy were adversely affecting its valuation as a combined business and that a separation could allow investors to weigh the benefits and risks of each of MTS and STS individually, with a focus on the recent historical growth rate and perceived prospects of STS. KBR also believed that current valuations would make a taxable sale of MTS less favorable than a non-taxable transaction, such as a spin-off.
For these reasons, KBR believed the separation of the MTS and STS businesses into two independent, pure-play companies via a tax-free spin-off would provide the best opportunity to achieve greater value for each of the MTS and STS businesses.
Given the significant transformation of KBR’s business over the last 10 years and the current scale and needs of each of the MTS and STS businesses and after considering other alternatives, the KBR board of directors believes that separating KBR’s MTS segment at this time is in the best interests of KBR and its stockholders.
The KBR board of directors considered the following potential benefits of the separation:
•
Enhanced strategic and management focus. KBR and Trinzic will each be pure-play, at-scale, proven, and differentiated providers of technology solutions with KBR serving energy and critical national infrastructure markets and Trinzic serving national security and space end markets. The separation at this time will enable each of KBR and Trinzic to be led by a separate, dedicated board and management team with relevant and deep expertise in its respective industry; focus on strengthening its core business; leverage its strategic objectives; and pursue distinct and targeted opportunities for long-term growth and profitability.

•
Improved organizational agility. The separation at this time will permit each of KBR and Trinzic to be a more focused business, allowing it to effectively pursue its own distinct organizational priorities and strategies in line with each company’s specific market trends and opportunities and adapt faster to changing customer needs and industry dynamics.

•
Elevated brand recognition. The separation at this time will allow each company to establish unique brand identities that are tailored to their business, customers, employees, and investors. Increased brand alignment and clarity directly and indirectly support more effective customer association and engagement, employee recruiting and retention, press affiliation, and alignment to investment community partitioning.

•
Customized capital structure and capital allocation priorities. The separation at this time will enable each of KBR and Trinzic to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy. In addition, post-separation, the respective companies will no longer need to compete internally for capital and other corporate resources with the other company.

•
Distinct and compelling investment profiles. The separation at this time will allow each company to more effectively articulate a clear investment thesis, enabling investors to separately value each of KBR and Trinzic based on its distinct investment profile. The separation is expected to attract different, long-term investor bases for each company and facilitate each company’s access to capital by providing investors with two distinct and targeted investment opportunities. With investors better suited and aligned to its business, each company will be able to pursue its industry-specific business objectives consistent with the expectations of its distinct investor base.

•
Alignment of incentives with performance objectives. The separation at this time will allow each of KBR and Trinzic to more effectively recruit, retain, and develop talent with the appropriate skill set and expertise directly applicable to each company’s needs. In addition, the separation will enable each of KBR and Trinzic to offer equity-based and other incentive compensation arrangements that more closely reflect and align management and employee incentives with each company’s specific growth objectives, financial goals, and business performance.

The KBR board of directors also considered the following potentially negative factors in evaluating the separation, including:
•
Loss of joint purchasing power and increased costs. As a current part of KBR, Trinzic currently benefits from KBR’s size and purchasing power in procuring certain goods, services, and technologies. After the separation, as independent companies, each of KBR and Trinzic may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those KBR obtained prior to the separation. As an independent, public company, Trinzic will also incur costs for certain corporate functions previously performed by KBR, such as accounting, tax, legal, human resources, board governance, insurance, and other general administrative functions, which may be higher than the amounts reflected in Trinzic’s historical financial statements, which could cause Trinzic’s profitability to decrease. Similarly, KBR’s profitability following the spin-off may decrease as a result of its corporate expenses needing to be absorbed by a lower revenue base.

•
Disruptions to the business and transaction costs as a result of the separation. The actions required to separate Trinzic from KBR could disrupt Trinzic’s and KBR’s operations before the separation. In addition, KBR and Trinzic will incur substantial costs in connection with the separation and the transition to Trinzic becoming a standalone public company, which may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Trinzic, tax costs, costs to separate information systems, and standalone corporate and governance capabilities.

•
Increased significance of certain costs and liabilities. Certain costs and liabilities that were otherwise less significant to KBR as a whole will be more significant for KBR and Trinzic, after the separation, as stand-alone companies.

•
Inability to realize anticipated benefits of the separation. Trinzic may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Trinzic’s business; (ii) following the separation, Trinzic may be more susceptible to market fluctuations and other adverse events than if it were still a part of KBR; and (iii) following the separation, Trinzic’s business will be less diversified than KBR’s businesses prior to the separation.

•
Limitations placed upon Trinzic as a result of the tax matters agreement. To preserve the intended tax-free treatment of the distribution and certain related transactions for U.S. federal income tax purposes, under the tax matters agreement that Trinzic will enter into with KBR, Trinzic will be restricted from taking any action that could jeopardize or impede such intended U.S. federal income tax treatment. These restrictions may limit Trinzic’s ability to pursue certain strategic transactions and/or engage in other transactions that might increase the value of its business.

•
Uncertainty regarding stock prices. Neither KBR nor Trinzic can predict the effect of the separation on the trading prices of KBR or Trinzic common stock or know with certainty whether the combined market value of [•] shares of Trinzic common stock and one share of KBR common stock will be less than, equal to, or greater than the market value of one share of KBR common stock prior to the distribution.

In determining to pursue the separation, the KBR board of directors concluded that the potential benefits of the separation outweighed these negative factors.
Reasons for KBR’s Retention of Up to 19.9% of the Shares of Trinzic Common Stock
In considering the appropriate structure for the separation and distribution, KBR determined that it would be beneficial for KBR to retain up to 19.9% of the outstanding shares of Trinzic common stock upon completion of the spin-off. More specifically, KBR determined that, subject to the relevant requirements of the private letter ruling that KBR has requested from the IRS, its retention of Trinzic common stock has the potential to provide KBR with financial flexibility and support optimal capital structures for each of KBR and Trinzic. KBR intends to dispose of such shares after the distribution and following completion of the spin-off in a manner consistent with the business reasons for its retention of those shares. Such dispositions are generally expected to be effected through (i) one or more subsequent exchanges of Trinzic common stock for KBR debt held by one or more investment banks, (ii) distributions of Trinzic common stock to KBR stockholders as dividends or in exchange for outstanding shares of KBR common stock and/or (iii) one or more public offerings or private sales, in each case, subject to market conditions and the relevant requirements of the private letter ruling that KBR has requested from the IRS. With respect to potential dispositions of Trinzic common stock described in clauses (i) and (ii) of the preceding sentence, KBR intends to undertake such dispositions during the [•]-month period following the distribution. To the extent KBR holds any Trinzic common stock at the end of such [•]-month period, KBR will dispose of such stock in one or more public offerings or private sales (including potentially through secondary transactions) as soon as practical and consistent with the business reasons for the retention of those shares, taking into account market conditions and sound business judgment, but in no event later than five years after the distribution.
Any sales of substantial amounts of Trinzic common stock in the public market by KBR or the perception that such sales might occur, in connection with a distribution, sale, or otherwise, may cause the market price of Trinzic common stock to decline. See the section entitled “Risk Factors—Risks Related to Trinzic’s Common Stock—A significant number of shares of Trinzic common stock may be sold by KBR or others following the distribution, which may cause Trinzic’s stock price to decline” for additional details.
Description of Certain Indebtedness
Prior to the separation and distribution, Trinzic anticipates issuing senior unsecured notes with terms and a maturity to be determined, which is expected to yield proceeds of approximately $[•] million, which proceeds are expected to be used to fund a portion of the Internal Cash Distribution. In addition, prior to the separation and distribution, Trinzic intends to enter into credit facilities with lenders providing for (i) a senior secured revolving credit facility of approximately $[•] million with a five-year availability period, (ii) a senior secured term loan “A” facility of approximately $[•] million with a five-year term to maturity, and (iii) a senior secured term loan “B” facility of approximately $[•] million with a seven-year term to maturity. Trinzic anticipates drawing under the term loans prior to the separation and distribution in order to fund a portion of the Internal Cash Distribution. For more information, see the sections entitled “Description of Certain Indebtedness,” “Risk Factors—Risks Related to Our Business,” and “Unaudited Pro Forma Combined Condensed Financial Statements.”
Summary of Risk Factors
An investment in Trinzic common stock is subject to a number of risks, including risks relating to its business, risks related to the separation and distribution, and risks related to Trinzic common stock. Set forth below is a high-level summary of some, but not all, of these risks. See the section entitled “Risk Factors” for a more thorough description of these and other risks.
Risks Related to Our Business
•
A significant portion of our revenue is generated by large contracts with certain significant customers, including the U.S. government, and any loss, cancellation, or delay in one or more of these contracts could harm our financial performance.

•
Budget uncertainty, the potential for U.S. government shutdowns, the use of continuing resolutions, changes in budgetary priorities, and/or U.S. government spending levels can adversely affect our industry and the funding for our contracts.

•
We depend on U.S. and foreign government agencies as our primary customers and, if our reputation or relationships with these agencies were to be harmed, it could adversely impact our financial performance.

•	Our results of operations and cash flows depend on the award of new contracts and the timing of the performance of existing contracts.
•	Ongoing international conflicts and other geopolitical conditions may adversely affect our business.
•	Our business may be harmed if we are unable to properly leverage and/or appropriately invest in technology advancements.
•	We may use AI, machine learning, data science, and similar technologies; challenges with managing such technologies could result in reputational, competitive, and other harm to our business.
•	If we are unable to attract and retain qualified senior management and key technical professionals, our ability to pursue and compete for contracts to grow our business may be adversely affected.
•	The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, operating cost inflation, and potential claims for liquidated damages.
•	Our backlog of unfilled orders is subject to unexpected adjustments and cancellations and, therefore, may not be a reliable indicator of our future revenue or earnings.
•	We may make business combinations as a part of our business strategy, which may present certain risks and uncertainties over different periods of time.
•	International and political events may adversely affect our operations.
•
Internal or external cybersecurity or privacy breaches, and/or systems and information technology interruption or failure could adversely impact our ability to operate or expose us to significant financial losses and reputational harm.

•	Our actual results could differ from the estimates and assumptions used to prepare our financial statements.
•	Governments award contracts through a rigorous competitive process and our efforts to obtain future contracts from the U.S. government or other governments may be unsuccessful.
•	Our profitability and cash flow may vary based on the mix of our contracts and programs, our performance, and/or our ability to control costs.
•	Governments may issue or revise existing rules, regulations, and directives, adopt new contract rules and regulations or revise procurement practices in a manner adverse to us at any time.
•
Our U.S. government contract work is regularly reviewed and audited by the U.S. government, U.S. government auditors, and others, and these reviews can lead to withholding and/or delay of payments, non-receipt of award fees, legal actions, fines, penalties, and liabilities and other remedies against us.

•	Demand for our services provided under government contracts is directly affected by spending by our customers.
•
Current or future economic conditions in credit markets may negatively affect the ability to operate our business, finance working capital, implement our strategy, and/or access our cash and short-term investments.

•	We may be required to contribute additional cash to meet any unfunded benefit obligations associated with our defined benefit plans.
•	We could be adversely impacted if we fail to comply with international export and domestic laws, which are rigorously enforced by the U.S. government.
•
We are subject to anti-bribery laws, violations of which could result in suspension and debarment of our ability to contract with U.S. state or local governments, U.S. government agencies, the UK Ministry of Defence, or the Australia Defence Force, and/or result in other adverse consequences.

•	Certain of our work sites are inherently dangerous and we are subject to various environmental and worker health and safety laws and regulations.
•	Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.
•
Investigations, audits, claims, disputes, enforcement actions, litigation, arbitration, and/or other legal proceedings could require us to pay potentially large damage awards and/or penalties and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.

Risks Related to the Separation and Our Relationship with KBR
•
Trinzic has no history of operating as a separate, publicly traded company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

•	As a separate, public company, Trinzic may not benefit from the same benefits that Trinzic did as a part of KBR.
•
Potential indemnification liabilities to KBR pursuant to the separation agreement could materially and adversely affect Trinzic’s business, and the indemnity provided by KBR may be insufficient to insure Trinzic against the full amount of such liabilities.

•
If there is a determination that the separation and/or the distribution, together with certain related transactions, is taxable for U.S. federal income tax purposes, KBR and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

•
Trinzic may be significantly restricted, including in its ability to engage in certain corporate transactions for a two-year period after the distribution, in order to avoid triggering significant tax-related liabilities.

•
After the distribution, certain of Trinzic’s executive officers and directors may have actual or potential conflicts of interest because of their equity interest in KBR or their prior service to KBR; in addition, it is possible that conflicts of interest between Trinzic and KBR may arise in connection with the agreements governing the separation and distribution.

•	Trinzic may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Trinzic’s business.
•
Trinzic and/or KBR may fail to perform under various transaction agreements executed as part of the separation or Trinzic may fail to have necessary systems or services in place when such agreements expire.

•	In connection with the distribution, Trinzic expects to incur indebtedness, and Trinzic may incur additional indebtedness in the future, which could adversely affect its business.
Risks Related to Trinzic’s Common Stock
•
Trinzic cannot be certain that an active trading market for its common stock will develop or be sustained after the separation and, following the separation, the price of Trinzic common stock may fluctuate significantly, which could cause the value of an investment to decline.

•	A significant number of shares of Trinzic common stock may be sold by KBR or others following the distribution, which may cause Trinzic’s stock price to decline.
•
If Trinzic is unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of Trinzic’s financial reports and the market price of Trinzic common stock may be negatively affected.

•	The obligations associated with being a public company will require significant resources and management attention.
•	Trinzic cannot guarantee the payment of dividends on its common stock or the timing or amount of any such dividends.
•	An investor’s percentage ownership in Trinzic may be diluted in the future.
Corporate Information
Trinzic was incorporated in Delaware on November 17, 2025 under the name “Solar SpinCo Inc.,” for the purpose of holding KBR’s MTS segment in connection with the separation. Prior to the separation, which is expected to occur immediately prior to completion of the distribution, Trinzic has had no operations. The address of Trinzic’s principal executive offices is 1100 Wilson Boulevard Arlington, Virginia 22209. Trinzic’s telephone number is (571) 227-7880.
Trinzic maintains an Internet website at Trinzic.com. Trinzic’s website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.
Reason for Furnishing This Information Statement
This information statement is being furnished solely to provide information to stockholders of KBR who will receive shares of Trinzic common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Trinzic’s securities. The information contained in this information statement is believed by Trinzic to be accurate as of the date set forth on its cover. Changes may occur after that date and neither KBR nor Trinzic will update the information except as required by federal securities laws or in the normal course of their and our respective disclosure obligations and practices.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary financial data reflects the combined assets and results of operations of Trinzic. We derived the summary historical condensed combined statements of operations data for the six months ended July 3, 2026 and July 4, 2025 and condensed combined balance sheet data as of July 3, 2026 from our unaudited condensed combined financial statements included elsewhere in this information statement. We derived the summary historical combined statements of operations data for the years ended January 2, 2026 (fiscal year 2025), January 3, 2025 (fiscal year 2024), and December 29, 2023 (fiscal year 2023) and combined balance sheets data as of January 2, 2026 and January 3, 2025 from our audited combined financial statements included elsewhere in this information statement. We derived the condensed combined pro forma statements of operations for the six months ended July 3, 2026 and fiscal year ended January 2, 2026 and the condensed combined pro forma balance sheet data as of July 3, 2026, as set forth below, from our unaudited condensed combined pro forma financial statements included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Our historical results may not necessarily reflect our results of operations, financial position, and cash flows for future periods or what they would have been had we been an independent, publicly traded company during the periods presented.
We have historically operated as part of KBR and not as an independent, publicly traded company. Our combined financial statements have been derived from KBR’s historical accounting records and are presented on a carve-out basis. KBR’s sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements and condensed combined financial statements. The combined financial statements and condensed combined financial statements also include allocations for certain corporate, infrastructure, and shared services expenses provided by KBR on a centralized basis, including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to Trinzic. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements and condensed combined financial statements had we been a publicly traded company that operated independently from KBR during the periods presented.
The summary unaudited pro forma condensed combined financial data presented below has been prepared to reflect certain transactions, which are described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and are referred to in this information statement as the “Transactions.” The summary unaudited pro forma condensed combined financial data has been derived from our unaudited pro forma condensed combined financial statements included elsewhere in this information statement. The unaudited pro forma condensed combined statement of operations data presented reflects the financial results as if the Transactions occurred on January 4, 2025, which was the first day of fiscal 2025. The unaudited pro forma condensed combined balance sheet data reflects the financial position as if the Transactions occurred on July 3, 2026, our latest reported balance sheet date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.
The summary unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions been completed on the dates assumed. It may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations, financial position, or cash flows.
This summary historical and pro forma condensed combined financial data should be reviewed in combination with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and accompanying notes included in this information statement (represented in U.S. dollars and in millions, except the per share data).

Condensed Combined Statements of Operations Information

	Pro Forma (Unaudited)	Historical (Unaudited)
	Six months ended	Six months ended
In millions, except per share data	July 3, 2026	July 3, 2026	July 4, 2025
Revenue	$2,604	$2,604	$2,717
Cost of revenue	(2,239)	(2,239)	(2,369)
Equity in earnings of unconsolidated affiliates	21	21	15
Selling, general, and administrative expenses	(173)	(173)	(178)
Lease right-of-use asset impairment	(13)	(13)	—
Other operating income (expense)	(3)	(3)	1
Operating income	197	197	186
Interest expense	(60)	(5)	(8)
Other non-operating income	—	—	1
Income from continuing operations before income taxes	137	192	179
Provision for income taxes	(31)	(45)	(39)
Net income from continuing operations	106	147	140
Net loss from discontinued operations, net of tax	—	—	(54)
Net income	106	147	86
Less: Net loss attributable to noncontrolling interests included in discontinued operations	—	—	(18)
Net income attributable to Trinzic	$106	$147	$104

Unaudited pro forma net income (loss) attributable to Company per share
Basic earnings (loss) per share from continuing operations	$
Basic earnings (loss) per share from discontinued operations	$
Earnings (loss) per share attributable to Trinzic	$

Diluted earnings (loss) per share from continuing operations	$
Diluted earnings (loss) per share from discontinued operations	$
Diluted earnings (loss) per share attributable to Trinzic	$

Unaudited pro forma basic weighted average common shares
Unaudited pro forma diluted weighted average common shares

Combined Statements of Operations Information

	Pro Forma (Unaudited)	Historical
	Year ended	Year ended
In millions, except per share data	January 2, 2026	January 2, 2026	January 3, 2025	December 29, 2023
Revenue	$5,256	$5,256	$5,218	$4,822
Cost of revenue	(4,572)	(4,572)	(4,582)	(4,239)
Equity in earnings of unconsolidated affiliates	33	33	32	33
Selling, general, and administrative expenses	(347)	(342)	(350)	(297)
Legacy legal fees and settlements	—	—	(2)	(155)
Other operating income (expense)	2	2	1	(2)
Operating income	372	377	317	162
Interest expense	(124)	(13)	(19)	(20)
Other non-operating expense	(1)	(1)	(2)	(10)
Income from continuing operations before income taxes	247	363	296	132
Provision for income taxes	(53)	(82)	(70)	(50)
Net income from continuing operations	194	281	226	82
Net income (loss) from discontinued operations, net of tax	(55)	(55)	2	(1)
Net income	139	226	228	81
Less: Net loss attributable to noncontrolling interests included in continuing operations	—	—	(1)	(1)
Less: Net income (loss) attributable to noncontrolling interests included in discontinued operations	(19)	(19)	1	—
Net income attributable to Trinzic	$158	$245	$228	$82

Diluted earnings (loss) per share from continuing operations	$
Diluted earnings (loss) per share from discontinued operations	$
Diluted earnings (loss) per share attributable to Trinzic	$

Unaudited pro forma basic weighted average common shares
Unaudited pro forma diluted weighted average common shares

Combined Balance Sheets Information

	Pro Forma	Historical
	As of	As of
	July 3, 2026	July 3, 2026	January 2, 2026	January 3, 2025
Dollars in millions	(Unaudited)	(Unaudited)
Cash and cash equivalents	$147	$147	$167	$143
Total assets	$4,070	$4,068	$4,114	$4,307
Total liabilities	$2,968	$1,290	$1,311	$1,434
Total equity	$1,102	$2,778	$2,803	$2,873

RISK FACTORS
You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this information statement. We have identified the risks and uncertainties described below as material, but they are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations, or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters, or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business and financial statements, including our results of operations, liquidity and financial condition, and our stock price.
Risks Related to Our Business
Risks Related to Operations of Our Business
A significant portion of our revenue is generated by large, recurring business from certain significant customers, including the U.S. government. Any loss, cancellation, or delay in one or more contracts by our significant customers in the future could negatively affect our financial performance.
A significant portion of our revenue is generated under contracts with certain significant customers. Revenue from the U.S. government represented 84% of our total consolidated revenue for fiscal year 2025. Budget uncertainty, the potential for U.S. government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our industry and the funding for our contracts. In addition, government acquisition reform and spending cut initiatives, including executive orders, may impact our business. For example, on January 20, 2025, President Trump signed an executive order creating an advisory commission, the “Department of Government Efficiency,” (“DOGE”) to reform federal government processes and reduce expenditures. Although DOGE was disbanded in November 2025, we cannot rule out the possibility of similar initiatives occurring in the future. Further, on April 15, 2025, President Trump issued Executive Order 14275, “Restoring Common Sense to Federal Procurement,” directing major revisions to the Federal Acquisition Regulation (“FAR”) to make the government’s procurement process more efficient, and on November 7, 2025, DoW Secretary Pete Hegseth released a memorandum and strategy on defense acquisition reform titled “Transforming the Warfighting Acquisition System” that aims to overhaul the procurement landscape and prioritizes speed to capability delivery. If appropriations are delayed, a government shutdown were to occur and continue for an extended period of time, or changes in budgetary priorities or U.S. government spending levels were to occur, we could be at risk of contract cancellations, contract options not being exercised, funding shortages, nonpayment, increased uncertainty in the conversion of our book to bill to revenue and other disruptions and nonrepayment. When the U.S. government operates under a continuing resolution, new contract starts are restricted and funding for our programs may be unavailable, reduced, or delayed. Shifting funding priorities or federal budget compromises also could result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could negatively affect our business, financial performance, and condition. In addition, if we are unable to effectively respond to proposed acquisition reform in the U.S., our ability to secure and perform government contracts could be adversely affected, which may negatively impact our business, financial condition, and results of operations. If we are deemed to be underperforming on our contracts, our business, financial condition, and results of operations may likewise be adversely impacted.
We depend on U.S. and foreign government agencies as our primary customers and, if our reputation or relationships with these agencies were to be harmed, it could adversely impact our financial performance.
We derive a significant portion of our revenue from contracts with agencies and departments of the U.S., the UK, and Australia governments, either as a prime contractor or as a subcontractor to other companies performing prime contracts for these governments. We expect to continue to derive a significant portion of our revenue from work performed under or relating to U.S. and foreign government contracts. Our relationship with the U.S. and foreign governments is key to maintaining these contracts, winning new work, and growing our revenue. Negative press reports or publicity, regardless of accuracy, could harm our reputation and jeopardize our business with our customers, potentially adversely affecting our business, financial condition, results of operations and cash flows.
Our results of operations and cash flows depend on the award of new contracts and the timing of the performance of existing contracts.
Our revenue are directly and indirectly derived from contract awards. Reductions in the number and amounts of new awards, delays in the timing of anticipated awards or potential cancellations of such prospects as a result of economic conditions, funding priorities, material and equipment pricing and availability, or other factors could adversely impact our long-term projected results. It is particularly difficult to predict whether or when we will receive large-scale contracts as these contracts usually involve a lengthy and complex bidding and selection process. This process can be affected by a number of factors, including market conditions and governmental approvals, and our results of operations and cash flows can fluctuate significantly from quarter to quarter depending on the timing of our contract awards and the commencement or progress of work under awarded contracts. The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than necessary under existing contracts in expectation of future workforce needs for anticipated contract awards. If an anticipated contract award is delayed or not received, we may incur additional costs resulting from reductions in staff or redundancy of facilities that could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Following contract award, we may also encounter significant expense, delay, contract modifications, or even contract loss or termination. For example, HomeSafe Alliance (“HomeSafe”), a joint venture with Tier One Relocation, informed KBR on June 18, 2025, that U.S. Transportation Command unexpectedly terminated HomeSafe’s role in the Global Household Goods Contract. KBR owns a 72% interest in HomeSafe. As of January 2, 2026, all of HomeSafe’s operations, including run-off operations, have ceased.
Additionally, certain contract awards (including the performance of such awards) have been and may in the future be contested and/or otherwise involved in ongoing bid protests, legal proceedings, inquiries, or other similar developments outside of our control, which may result in significant delays in the contract timeline or the wholesale cancellation or termination of a contract. Any contract delays, cancellations, or contract modifications following the award of a contract could have a material adverse effect on our business, financial condition, results of operations, backlog, revenue recognition timing and cash flows.
Ongoing international conflicts and other geopolitical conditions may adversely affect our business and results of operations.
Political, economic and other conditions in foreign countries and regions, including geopolitical risks, such as the current conflict between Russia and Ukraine, political instability in Venezuela and political and economic instability and ongoing conflicts in the Middle East, including the recent military conflict in Iran, may adversely affect our business and operations as a portion of our revenue is derived from foreign operations. Additionally, the full scope, duration and broader implications of international conflicts, which may include additional international sanctions, embargoes, regional instability and geopolitical shifts; increased tensions between the United States and countries in which we operate; and the extent of a conflict’s effects on our business and results of operations as well as the global economy, cannot be predicted. Any alleged or actual failure to comply with any sanctions and trade control measures implemented in response to international conflicts may subject us to government scrutiny, civil and/or criminal proceedings, sanctions and other liabilities, which may have an adverse effect on our international operations, financial condition, and results of operations.
To the extent current conflicts or other geopolitical conflicts adversely affect our business, they may also have the effect of heightening many of the other risks identified in this information statement, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, the following:
•	adverse effects on macroeconomic conditions, including inflation, demand for our products and potential recessionary economic conditions;
•	increased cyber security threats;
•	adverse changes in trade policies, taxes, government regulations and tariffs;
•	our ability to obtain compensation for increased costs incurred related to rising costs of equipment, materials and labor on fixed-price contracts;
•	our ability to implement and execute our business strategy;
•	disruptions in global supply chains;
•	our exposure to foreign currency fluctuations; and
•	constraints, volatility, or disruption in the capital markets.

Uncertainty over global tariffs, or the financial impact of tariffs, may negatively impact our business and results of operations.
Our business and results of operations could be adversely impacted by trade restrictions imposed by the U.S. and other governments globally, as well as by changes in these governments’ approaches to tariffs and other trade policies. New or increased tariffs or trade bans could have an adverse effect on both our U.S. and international operations due to increased costs of materials, disruptions or delays in deliveries, and greater difficulty in planning and operating our business. While our business in the U.S. primarily provides labor services to our customers, some of our U.S. work involves procuring goods, equipment, or materials that may be subject to tariffs. Our non-U.S. work could also be impacted by greater costs for goods sourced from the U.S. due to increased tariffs imposed by other countries. Although we plan to continue to monitor trade policy developments closely and to mitigate the adverse impacts of any changes where possible, we may not be able to fully mitigate such impacts in all situations.
If we fail to successfully protect our intellectual property rights or if there are any successful intellectual property infringement proceedings against us, our competitive position could be adversely impacted.
We utilize a variety of proprietary and third party technologies in providing services to our customers. We may not be able to successfully preserve our proprietary intellectual property rights in the future, and these rights could be invalidated, circumvented, challenged, or infringed upon. In addition, the laws of some foreign countries in which our services may be sold do not protect intellectual property rights to the same extent as the laws of the U.S. We also license technologies from third parties, and there is a risk that our relationships with licensors may terminate, expire or be interrupted or harmed. If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our ability to effectively deliver services could diminish and our business and financial performance could be materially and adversely affected.
We may not properly leverage or appropriately invest in technology advancements, which could diminish any sustainable competitive advantage in our service offerings, resulting in the potential loss of market share and profits.
We operate in global markets with customers who demand innovation, technical and domain expertise, and digitally-enabled, technology-led solutions. Robust information technology systems, platforms and products are integral in our efforts to differentiate our service offerings and maintain our competitive advantages. Disruptive technologies, including in areas of artificial intelligence and machine learning, are rapidly changing the environment in which we, our customers, and our competitors operate and could affect the nature of how we generate revenue. We will need to continue to respond to and anticipate these changes by enhancing our product and service offerings to maintain our competitive position. If we are not successful in staying ahead of developing artificial intelligence and machine learning technologies and strategically incorporating them into our business, our business and financial performance could be materially and adversely affected.
It is strategically important that we lead the digital transformation occurring in our industry. However, we may not be successful in structuring our technology or developing, acquiring or implementing technology systems in ways that are competitive and responsive to the needs of our customers. We may lack sufficient resources to continue to make the significant technology investments needed to effectively compete with our competitors. Certain technology initiatives that management considers important to our long-term success will require capital investment, have significant risks associated with their execution and could take several years to implement. If we are unable to develop and implement these initiatives in a cost-effective, timely manner or at all, it could damage our relationships with our customers and negatively impact our financial condition and results of operations. Others may acquire similar or superior technologies sooner than we do, and we may not acquire technologies on an exclusive basis or at a significant price advantage. If we do not accurately predict, prepare, and respond to new technology innovations, market developments, and changing customer needs, our revenue, profitability, and long-term competitiveness could be materially adversely affected.
We may use AI, machine learning, data science, and similar technologies in our business; challenges with properly managing such technologies could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, financial condition, and results of operations.
Artificial intelligence, machine learning, data science, and similar technologies (collectively, “AI Technology”), including third-party AI Technology tools, may be enabled by, or integrated into some of our business and solutions. As with many developing technologies, AI Technology presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI Technology algorithms may be flawed or biased or produce incorrect information. Datasets used to train or develop AI Technology systems may be insufficient, of inferior quality, or contain biased information. Additionally, the laws and regulations concerning the use of AI Technology continue to evolve. If the use or integration of AI Technology systems, or the outputs generated by such systems, were determined to be non-compliant (e.g., in relation to intellectual property or data privacy rights), this may result in liability or adversely affect our business, reputation, brand, financial condition, and results of operations. It is possible that emerging regulations may limit or block the use of AI Technology in our business and solutions or otherwise impose other restrictions that may affect or impair the usability or efficiency of our business or services for an extended period of time or indefinitely. Our competitors or other third parties may incorporate AI Technology into their product development, product offerings, technology, and infrastructure products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our business, financial condition, and results of operations.
If we are unable to attract and retain senior management and key technical professionals with elite skills and appropriate government qualifications, our ability to pursue and compete for contracts to grow our business may be adversely affected, our operating income may decrease and our reputation may be negatively impacted.
Our strategy requires talent with dynamic and elite skills as we move upmarket. Our rate of growth and the success of our business depend upon our ability to attract, develop, retain, and replace key qualified technical and management professionals, either through direct hires, subcontracts, or acquisition of other firms, who possess the elite skills to successfully deliver the solutions strategy. The market for these professionals is competitive in the sectors in which we compete, and we rely heavily upon the expertise and leadership of our professionals to perform, execute, and complete contracts as required by our customers.
We currently hold U.S. government-issued facility security clearances and many of our employees have qualified for and hold U.S., UK, and Australian government-issued personal security clearances necessary to perform certain U.S., UK, and Australian government contracts. Obtaining and maintaining security clearances for employees involves lengthy processes, and it is difficult to identify, recruit, and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, and we are unable to find replacements with equivalent security clearances, we may be unable to perform our obligations to customers whose work requires cleared employees, or such customers could terminate their contracts or decide not to renew them upon their expiration. Our facility security clearances could be marked as “invalid” for several reasons, including unapproved foreign ownership, control or influence, mishandling of classified materials, or failure to properly report required activities. An inability to obtain or retain our facility security clearances or engage employees with the required security clearances for a particular contract could disqualify us from bidding for and winning new contracts with security requirements or result in negative consequences for current contracts, including termination for default if security concerns are not remedied.
If we are unable to attract and retain a sufficient number of elite skilled professionals with appropriate government qualifications, our ability to pursue and execute contracts may be adversely affected, our operating income may decline, and our reputation may be damaged. Our future success depends on the continued services of our executive officers as well as our ability to effectively transition to their successors. If we are unable to attract, develop, and retain qualified employees that can succeed our executive officers, or if our succession plans and/or succession planning processes do not yield the results we intend or expect, there could be a material adverse effect on our operating income and reputation.
The nature of our business exposes us to potential liability claims and contract disputes that may exceed or be excluded from existing insurance coverage.
We engage in activities where failures can result in substantial injury or damage to employees or other third parties or service delivery impacts, exposing us to legal proceedings, investigations, and disputes. The nature of our business results in customers, subcontractors, and vendors occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur or for which they believe they are not contractually liable. If it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a “claims-made” basis covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles, which result in our assumption of exposure for a layer of coverage with respect to any such claims. We also manage and maintain a portion of our retained risk through our wholly owned captive insurance company, which insures certain claims up to the applicable deductible amount of our third-party insurance programs. Additionally, our captive insurance company is a registered and licensed insurance company with the Texas Department of Insurance and is therefore subject to various rules and regulations including meeting certain capital requirements, which can result in additional use of our resources such as securing the captive insurance company’s retained risks with issuing letters of credit. Any liability not covered by our insurance, in excess of our insurance limits or if covered by insurance but subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations. Furthermore, there is risk of mass casualty or environmentally damaging events that may involve our and third-party personnel and property, which could lead to future claims and litigation, impact our reputation and investor confidence, and ultimately result in reduced share price.
We occasionally bring claims against customers for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as customer-caused delays, changes from the initial contract scope, or other economic changes not stipulated under the contract that may result in additional direct and indirect costs. Often these claims can be the subject of lengthy negotiations, arbitration, or litigation proceedings, and it is difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in contracts to cover cost overruns pending the resolution of the relevant claims. A failure to recover on these types of claims fully or promptly could have a material adverse impact on our liquidity and financial results.
Dependence on third-party subcontractors, suppliers, and equipment manufacturers could adversely affect our financial performance on contracts.
We rely on third-party subcontractors, suppliers, and equipment manufacturers in order to complete many of our contracts. Certain subcontractors and suppliers, such as those used on our U.S. government contracts, are subject to the same rigorous government requirements that we are and if they are unable to comply with these requirements, in many cases, there are limited alternative subcontractors and suppliers available in the market, particularly those with the requisite security clearances. Our subcontractors may be subject to various regulations to engage in motor carrier service, including regulations from the Department of Transportation, Federal Motor Carrier Safety Administration and various state agencies. The failure of our subcontractors to comply with these regulations could adversely affect our financial performance on certain contracts.
We sometimes have disputes with our contracting parties, including disputes regarding the cost, quality, and timeliness of work performed or customer concerns about the other party’s performance. We also have been and in the future could be adversely affected by actions or issues experienced by our contracting parties that are outside of our control, such as misconduct and reputational issues involving our contracting parties, which has and could in the future subject us to liability and reputational harm or adversely affect our ability to compete for contract awards. In addition, if any subcontractor or a manufacturer is unable to deliver its services, equipment, or materials according to the negotiated terms for any reason including, but not limited to, the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit we expect to realize or result in a loss on a contract for which the services, equipment, or materials were needed. Furthermore, if the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price contracts, we could experience losses in the performance of these contracts.
Employee, agent, or partner misconduct, or our overall failure to comply with laws or regulations, could weaken our ability to win contracts, which could result in reduced revenue and profits.
We are subject to the risk of misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by our employees, agents, or partners, which could have a significant negative impact on our business and reputation. Such misconduct includes the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations prohibiting bribery and other corrupt practices, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting, regulations pertaining to export control, environmental laws, employee wages, pay and benefits, and any other applicable laws or regulations. For example, we routinely provide services that may be highly sensitive or that relate to critical national security matters and, if a security breach were to occur, our ability to receive future government contracts could be severely limited. The precautions we take to prevent and detect these activities may not be effective and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or acts of misconduct subject us to the risk of civil or criminal fines and penalties, cancellation of contracts, loss of security clearance, and suspension or debarment from contracting, any of which could damage our reputation, weaken our ability to win contracts and result in reduced revenue and profits and could have a material adverse impact on our business, financial condition, and results of operations.

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our business, financial condition, and results of operations could be adversely affected.
We rely on teaming relationships with other prime contractors and subcontractors to bid on large procurements and other opportunities when we believe the combination of services, products, and solutions we can offer with teammates will help us win and perform the contract. Our future revenue and growth could be adversely affected if our partners reduce or end their contract relationships with us, or if the U.S. government terminates or reduces programs of prime contractors to which we subcontract, does not award them new contracts, or refuses to pay under a contract. We may contract with subcontractors that do not have experience on U.S. government contracts or with our customers, providing them with the experience, relationships, and past performance to compete with us on future contracts and potential result in contract losses. If subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized.
We use estimates in recognizing revenue, and if we make changes to estimates used in recognizing revenue, our profitability may be adversely affected.
A significant portion of our revenue and profits are measured and recognized over time using the cost-to-cost method of revenue recognition. Our use of this accounting method results in recognition of revenue and profits over the life of a contract, based on the proportion of costs incurred to date to total costs expected to be incurred for the entire contract. The effects of revisions to estimated revenue and costs are recorded when the amounts are known or can be reasonably estimated. In addition, we record unapproved change orders and claims against customers as well as estimated recoveries of claims against suppliers and subcontractors that have been included in the estimated profit at completion for certain contracts. Revisions to these estimates could occur in any period and their effects could be material. The uncertainties inherent in estimating the progress towards completion or the recoverability of claims of long-term contracts make it possible for actual revenue and costs to vary materially from our estimates, including reductions or reversals of previously recorded revenue and profits.
We conduct a portion of our operations through joint ventures and partnerships, exposing us to risks and uncertainties, many of which are outside of our control.
We conduct a portion of our operations through contract-specific joint ventures where control may be shared with unaffiliated third parties or control may be held by the unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture partners may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including failure to comply with applicable laws or regulations, nonperformance and default or bankruptcy of our joint venture partners. If our partners do not meet their contractual obligations, the joint venture may be unable to adequately perform and deliver its contracted services, which could ultimately result in litigation. Failure to perform may result in reduced profits, significant losses on the contract, and a negative impact to our cash flows. Additionally, these factors could have a material adverse effect on the business operations of the joint venture and, in turn, our business operations and reputation.
Operating through joint ventures in which we have a minority interest could result in us having limited control over many decisions made with respect to contracts and internal controls relating to contracts. These joint ventures may not be subject to the same requirements regarding internal controls that are applicable to us. As a result, internal control issues may arise, which could have a material adverse effect on our financial condition and results of operations.
The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, operating cost inflation, and potential claims for liquidated damages.
We conduct our business under various types of contracts where costs must be estimated in advance of our performance. A portion of the value of our current backlog is attributable to fixed-price contracts where we bear a significant portion of the risk of cost overruns. These types of contracts are priced, in part, on cost and scheduling estimates that are based on assumptions, including pricing and availability of experienced labor, equipment, and materials as well as productivity, performance, and future economic conditions. If these estimates prove inaccurate, if there are errors or ambiguities as to contract terms or specifications, or if circumstances change due to, among other things, increases in interest rates, continued inflation, supply-chain disruptions, tariffs, unanticipated technical problems, poor contract execution, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, increased costs of equipment and materials from inflation, or other factors or our suppliers’

or subcontractors’ inability to perform, then cost overruns may occur. Our approach to include annual price escalations in our bids for multi-year work may be insufficient to counter inflationary cost pressures, which may result in significant cost overruns on our contracts. This could result in reduced profits on a contract, losses on a contract and negative impacts to our cash flows, and our longer-term multi-year contracts could become less favorable to us over time.
We may not be able to obtain compensation for additional work performed or expenses incurred. Additionally, we have in the past and may in the future be required to pay liquidated damages upon our failure to meet schedule or performance requirements of our contracts. Our failure to accurately estimate the resources and time required for fixed-price contracts or our failure to complete our contractual obligations within a specified time frame or cost estimate could result in reduced profits or, in certain cases, a loss for that contract. If the contract is significant, or we encounter issues that impact multiple contracts, cost overruns or schedule delays could have a material adverse effect on our business, financial condition, and results of operations.
Our backlog of unfilled orders is subject to unexpected adjustments and cancellations and, therefore, may not be a reliable indicator of our future revenue or earnings.
As of July 3, 2026, the future revenue we expect to realize as a result of our backlog was approximately $17.5 billion. Of this amount, we currently estimate that 96% will be recognized in revenue on our consolidated statement of operations and 4% will be recorded by our unconsolidated joint ventures. We cannot guarantee that the revenue projected in our backlog will be realized or that the contracts will be profitable. Many of our contracts are subject to cancellation, termination, or suspension at the discretion of the customer. From time to time, changes in contract scope may occur with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog or the timing of the revenue and profits that we ultimately earn. Contracts may remain in our backlog for an extended period of time because of the nature of the contract and the timing of the particular services or equipment required by the contract. Delays, suspensions, cancellations, payment defaults, scope changes, and poor contract execution could materially reduce or eliminate profits that we actually realize from contracts in our backlog. We cannot predict the impact that future economic conditions may have on our backlog, which could include a diminished ability to replace backlog once contracts are completed or could result in the termination, modification, or suspension of contracts currently in our backlog. Such developments could have a material adverse effect on our financial condition, results of operations and cash flows.
We may make business combinations as a part of our business strategy, which may present certain risks and uncertainties over different periods of time.
We may seek business acquisitions as a means of broadening our offerings and capturing additional market opportunities by our business segments. However, there is no guarantee that we will be successful in identifying target companies that meet our criteria for acquisition. We may also face competition from other potential acquirers who have greater financial resources or who are in a position to offer more favorable terms to the target company. This competition may limit our ability to pursue acquisition opportunities, which could negatively affect our growth strategies. Additionally, future acquisitions may require us to obtain equity or debt financing, which may not be available on attractive terms, if at all.
The success of any future business combinations also depends on our ability to integrate the operations of the acquired businesses efficiently and effectively with our existing operations and realize the anticipated benefits from them. The potential risks associated with successful integration and realization of benefits include, but are not limited to the following:
•	our due diligence may not identify or fully assess valuation issues, potential liabilities, or other acquisition risks;
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acquired entities may not achieve anticipated revenue targets, cost savings, or other synergies or benefits, or acquisitions may not result in improved operating performance, which could adversely affect our operating income or operating margins, and we may be unable to recover investments in any such acquisitions;

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we may have difficulty integrating acquired businesses, resulting in unforeseen difficulties, such as incompatible accounting, information management or other control systems, and greater expenses than expected;

•	we may have difficulty entering into new markets in which we are not experienced, in an efficient and cost-effective manner while maintaining adequate standards, controls, and procedures;

•	key personnel within an acquired organization may resign from their related positions resulting in a significant loss to our strategic and operational efficiency associated with the acquired company;
•	the effectiveness of our daily operations may be reduced by the redirection of employees and other resources to acquisition and integration activities;
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we may assume liabilities of an acquired business (including litigation, tax liabilities, contingent liabilities, environmental issues), including liabilities that were unknown at the time of the acquisition, that pose future risks to our working capital needs, cash flows, and the profitability of related operations;

•	we may assume unprofitable contracts that pose future risks to our working capital needs, cash flows, and the profitability of related operations; or
•	business acquisitions may include substantial transactional costs to complete the acquisition that exceed the estimated financial and operational benefits.
International and political events may adversely affect our operations.
A portion of our revenue is derived from foreign operations, which exposes us to risks inherent in doing business in each of the countries where we transact business. The occurrence of any of the risks described below could have a material adverse effect on our business operations and financial performance. With respect to any particular country, these risks may include, but not be limited to:
•	expropriation and nationalization of our assets in that country;
•	changes in government regimes and other developments that may cause, directly or indirectly, political, and economic instability;
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costs to maintain the safety of our personnel and customers in high-risk locations, including but not limited to, certain parts of Africa and the Middle East, where the country or surrounding area is suffering from political, social, or economic issues, war or civil unrest;

•	changes in trade policies affecting the markets for our services (including but not limited to retaliatory tariffs between the United States and other countries);
•	civil unrest, acts of terrorism, war, or other armed conflict (including but not limited to potential U.S. sanctions on other countries);
•	currency fluctuations, devaluations, and conversion restrictions;
•	confiscatory taxation or other adverse tax policies;
•	uncertainties related to any geopolitical, economic, and regulatory effects or changes due to recent or upcoming domestic and international elections;
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governmental activities or judicial actions that limit or disrupt markets, restrict payments, limit the movement of funds, result in the deprivation of contract rights or result in the inability for us to obtain or retain licenses required for operation;

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increased polarization of political parties, in the U.S. and abroad, which may lead to more volatility in government spending or other developments such as trade wars or changes in military priorities; or

•	failure or refusal of foreign governments or their agencies to acknowledge or honor rights, exemptions or obligations identified in applicable status of forces agreements or treaties.
Due to the unsettled political conditions in countries where we provide governmental logistical support, our financial performance is subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. In addition, despite safety precautions, military action or unrest could disrupt our operations in such locations and elsewhere and increase our costs related to security worldwide.

Internal or external cybersecurity or privacy breaches, and/or systems and information technology interruption or failure could adversely impact our ability to operate or expose us to significant financial losses and reputational harm.
As a U.S. government contractor and a provider of services operating in multiple regulated industries and geographies, we and our business partners (including our service providers, joint venture partners, suppliers and subcontractors) handle a variety of sensitive information concerning our business, employees, and customers, including personally identifiable information, personnel information, protected health information, classified and controlled unclassified information, and financial information. We and our business partners are continuously exposed to cyber and other security threats, including cyberattacks such as malware/computer viruses, ransomware, and phishing attacks, insider threats related to malicious and non-malicious activities from authorized and unauthorized employees or third parties, catastrophic events, power outages, natural disasters, computer system or network failures, third party provider service interruptions, or physical break-ins. We also utilize third-party software in the performance of certain critical accounting, contract management, and financial reporting systems. Technological developments in artificial intelligence and machine learning, particularly those that provide actors with the capability to use more sophisticated means to attack our systems, may exacerbate cybersecurity and data privacy risks. Any unauthorized electronic or physical intrusion or other security threat may jeopardize the protection of sensitive or other information stored or transmitted through our information technology systems and networks and those of our business partners and third-party software providers. This could lead to disruptions in our business and result in decreased performance, significant remediation costs, reputational damage, transaction errors, loss of data (including personally identifiable information), data leakage of confidential information, processing inefficiencies, downtime, litigation, and the loss of suppliers or customers. Under certain contracts with the U.S. government subject to the FAR and Cost Accounting Standards for U.S. government contracts (“CAS”), the adequacy of our business processes and related systems could be called into question. Any significant disruptions or failures could have a material adverse effect on our business operations, financial performance, financial condition, and reputation.
Additionally, we work with the defense industrial base industry and the U.S., UK, and Australian governments to gather and share threat intelligence and promote increased awareness and enhanced protections against cybersecurity threats. However, because of the evolving nature of these security threats, our policies, procedures, and other controls might not detect or prevent them, and we cannot predict their full impact. We may experience similar security threats to the information technology systems that we develop, install, or maintain under customer contracts, including customer contracts under which we may have access to or management responsibility for customer databases or networks that contain sensitive information relating to our customers, their employees, or related third parties. Although we work cooperatively with our customers to seek to minimize the impacts of cyber and other security threats, we must usually rely on the safeguards used or required by those customers. In the event of unauthorized access to sensitive information for which we are responsible under customer contracts, our customers, their employees, or third parties may seek to hold us liable for any costs or other damages associated with the unauthorized access. In addition, government agencies may bring legal actions against us for violation of or noncompliance with regulatory requirements relating to any unauthorized access to sensitive information. Any remediation costs, damages, or other liabilities related to unauthorized access of sensitive information of ours or our customers caused by cyber or other security threats may not be fully insured or indemnified by other means or our insurers. Occurrence of any unauthorized access caused by these security threats could adversely affect our reputation, business operations, and financial results.
While we have security measures and technology in place designed to protect our and our customers’ proprietary or classified information, our efforts might not prevent all threats to our computer systems. Because the techniques used to obtain unauthorized access or sabotage systems change frequently, become more sophisticated and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation, cause us to incur significant liability and have a material adverse effect on our business, financial condition, and results of operations.
We continuously evaluate the need to upgrade and/or replace our systems and network infrastructure to protect our digital environment, to stay current on vendor supported products and to improve the efficiency of our systems and for other business reasons. The implementation of new systems and information technology could adversely impact our operations by imposing substantial capital expenditures, demands on management time, and risks of delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have a material adverse effect on our business.
In addition, laws and regulations governing data privacy and the unauthorized disclosure of personal data, including the European Union General Data Protection Regulation, the UK Data Protection Act, the California Consumer Privacy Act, the California Privacy Rights Act, and other emerging U.S. state and global privacy laws pose increasingly complex compliance challenges and potentially elevate costs and may require changes to our business practices resulting from the variation of regulatory requirements and increased enforcement frequency. Failure to comply with these laws and regulations, including related regulatory enforcement and/or private litigation resulting from a potential privacy breach, could result in governmental investigations, significant fines and penalties, damages from private causes of action, or reputational harm. Additionally, we are subject to laws, rules and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area. If we cannot rely on existing mechanisms for transferring personal data, we may be unable to transfer personal data of employees and customers in those regions, which could adversely affect our business, financial condition, and operating results.
An impairment of all or part of our goodwill or our intangible assets could have a material adverse impact on our net earnings and net worth.
As of July 3, 2026, we had $2,089 million of goodwill and $583 million of intangible assets recorded on our consolidated balance sheets. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. We perform an annual analysis of our goodwill to determine if it has become impaired. In addition, we perform interim analyses to determine if events have occurred or circumstances have changed that would indicate that it is more likely than not that the fair value of our goodwill or intangible assets have fallen below their respective carrying values. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in a reporting unit’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business, potential government actions toward our facilities, and various other factors. If the fair value of a reporting unit is estimated to be less than its carrying value or if the fair value of an intangible asset falls below its carrying value, we could be required to record an impairment charge. An impairment of all or a part of our goodwill or intangible assets could have a material adverse effect on our net earnings and net worth.
Global pandemics, epidemics, outbreaks of infectious diseases, or public health crises have disrupted our business and could have a material adverse effect on our future results of operations and financial performance.
Pandemics, epidemics, outbreaks of infectious diseases, or public health crises across the globe have in the past disrupted and may in the future disrupt our business, which could materially and adversely affect our financial condition, results of operations, cash flows, and/or future expectations. Our business, operations and financial performance have also been, and may in the future be affected by macroeconomic impacts resulting from pandemics, infectious disease outbreaks, and public health crises. The extent to which our business may in the future be affected by pandemics, infectious disease outbreaks, and other public health crises depends on a number of factors outside of our control, including but not limited to the extent and duration of labor disruptions, business operations disruptions from quarantines, travel restrictions and other requirements imposed by regulators and health authorities, delays, modifications and terminations of contracts, supply chain disruptions, increased cybersecurity and data protection risks, restricted access to or increased costs of raising capital, and other macroeconomic disruptions.
Our actual results could differ from the estimates and assumptions used to prepare our financial statements.
The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenue, and expenses for the periods covered and certain amounts disclosed in the accompanying notes. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates, which could have a material adverse impact on our financial condition, results of operations, and cash flows.
We ship a significant amount of cargo using seagoing vessels, exposing us to certain maritime risks.
We execute different contracts in remote locations around the world and procure equipment and materials on a global basis. Depending on the type of contract, location, nature of the work, and the sourcing of equipment and materials, we may charter seagoing vessels under time and bareboat charter arrangements and assume certain risks typical of those agreements. Such risks may include damage to the ship, liability for cargo, and liability that charterers and vessel operators have to third parties “at law.” In addition, we ship a significant amount of cargo and are subject to hazards of the shipping and transportation industry.
Risks Related to Our Industry
Governments award contracts through a rigorous competitive process and our efforts to obtain future contracts from the U.S. government or other governments may be unsuccessful.
Governments conduct a rigorous competitive process for awarding most contracts. In the services arena, the U.S. government uses multiple contracting approaches. Historically, omnibus contract vehicles have been used for work that is done on a contingency or as-needed basis. In more predictable “sustainment” environments, contracts may include fixed-price, cost-reimbursable, and time-and-materials elements. The U.S. government also favors multiple award task order contracts in which several contractors are selected as eligible bidders for future work. Such processes require successful contractors to continually anticipate customer requirements and develop rapid-response bid and proposal teams as well as maintain supplier relationships and delivery systems to react to emerging needs. Globally, our efforts to win business are subject to the particular bidding and review processes of the jurisdictions in which we operate or may seek to operate in the future. In addition, government procurement practices sometimes emphasize price over qualitative factors, such as technical capability and past performance. As a result of these competitive pricing pressures, our profit margins on future government contracts may be reduced and may require us to make sustained efforts to reduce costs to remain competitive.
We face rigorous competition and pricing pressures for any additional contract awards from the U.S. government and other governments. Many of our existing contracts must be recompeted when their original period of performance ends, representing opportunities for competitors to take market share away from us or for our customers to obtain more favorable terms. We may be required to qualify or continue to qualify under the various multiple award task order contract criteria. Therefore, it may be more difficult for us to win future awards from the U.S. government or other governments, and we may have other contractors sharing in U.S. government or other government awards that we win. Once a contract is awarded, it may be subject to a lengthy protest process. Bid protests can result in significant expenses to us, contract modifications, or even loss of the contract award and the resolution can extend the time until contract activity can begin and delay the recognition of sales and defer underlying cash flows and adversely affect our operating results. Our efforts to protest or challenge any bids for contracts that were not awarded to us also may be unsuccessful.
Our profitability and cash flow may vary based on the mix of our contracts and programs, our performance, and/or our ability to control costs.
Our profitability and cash flow may vary materially depending on the types of government contracts undertaken, the nature of services performed under those contracts, the costs incurred in performing the work, the achievement of other performance objectives, and the stage of performance at which the right to receive fees is determined, particularly under award and incentive-fee contracts. Failure to perform to customer expectations and contract requirements may result in reduced fees or losses and may adversely affect our financial performance.
We primarily perform work in the U.S. under cost-reimbursable contracts with the DoW and other U.S. governmental agencies. If the U.S. government concludes costs charged to a contract are not reimbursable under the terms of the contract or applicable procurement regulations, these costs are disallowed or, if already reimbursed, we may be required to refund the reimbursed amounts to the customer. Such conditions may also include interest and other financial penalties.
Contract types primarily include fixed-price and cost-reimbursable contracts. Cost-reimbursable contracts provide for the payment of allowable costs incurred during performance of the contract plus a fee up to a ceiling based on the amount that has been funded. Cost, schedule, or technical performance issues with respect to cost-reimbursable contracts could result in reduced fees, lower profit rates, or program cancellation.
Under fixed price contracts, we receive a fixed price irrespective of the actual costs we incur and therefore we carry the burden of any cost overruns. Due to the fixed-price nature of the contracts, if our actual costs exceed our estimates, our margins and profits are reduced and we could incur a loss on the respective contract which could adversely affect our financial results.
Under both fixed-price and cost-reimbursable contracts, if we are unable to control costs, our operating results could be adversely affected. Costs to complete a contract may increase for many reasons, including technical and manufacturing challenges, schedule delays, workforce-related issues, the timeliness and availability of materials from suppliers, internal and subcontractor performance or product quality issues, inability to meet cost reduction initiatives or achieve efficiencies from digital transformation, changing laws or regulations, inflation, and natural disasters. Certain contracts may impose other risks, such as forfeiting fees, paying penalties, or providing replacement systems in the event of performance failure. Many of our contracts include multiple option years exercisable at the customer’s discretion, which carries risk. The customer may decline to exercise an option, or the customer may exercise an option on a contract for which we expect to incur a loss or perform at a low margin, either of which could adversely affect our financial results.
Governments may issue or revise existing rules, regulations, and directives, adopt new contract rules and regulations or revise procurement practices in a manner adverse to us at any time.
We face rigorous competition and pricing pressures for any additional contract awards from the U.S. government and other governments. Our industry has experienced, and we expect it will continue to experience, significant changes to business practices as a result of an increased focus on affordability, efficiencies, and recovery of costs, among other items. From time to time, new laws, executive orders, and regulations are enacted, and government agencies adopt new interpretations and enforcement priorities relative to laws and regulations already in effect, including recent U.S. government initiatives such as the FAR overhaul under Executive Order 14275, DOGE and defense acquisition reform. In addition, government agencies have and may continue to face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations, and initiatives dealing with procurement reform as well as any resulting shifts in the buying practices of government agencies, such as increased usage of fixed-price contracts, multiple-award contracts, and small business set-aside contracts, could have adverse effects on government contractors, including us. In addition, government procurement practices sometimes emphasize price over qualitative factors, such as technical capability and past performance. As a result of these competitive pricing pressures, our profit margins on future government contracts may be reduced and may require us to make sustained efforts to reduce costs to remain competitive.
Our programs for the U.S. government often operate for periods of time under Undefinitized Contract Actions, which means that we begin performing our obligations before the terms, specifications, or price are finally agreed to between the parties. The U.S. government has (and has exercised in the past) the ability to unilaterally definitize contracts, which, absent a successful appeal, obligates us to perform under terms and conditions imposed by the U.S. government. This can affect our ability to negotiate mutually agreeable contract terms and, if a contract is unilaterally imposed upon us, it may negatively affect our expected profit and cash flows on a program or impose burdensome terms.
In the U.S., federal legislation, regulations, executive orders, and other initiatives dealing with, among other things, procurement reform, the mitigation of potential organizational conflicts of interest (“OCIs”), the deterrence of fraud, the elimination of diversity, equity, and inclusion, and changes in corporate environmental obligations, could affect our business. Additionally, we are subject to the laws and regulations of the states in which we operate, which, at times, may conflict with federal laws and regulations, introducing ambiguity.
The ongoing FAR overhaul and other reforms to the U.S. government acquisition process, including changes to procurement rules and regulations, could transform how contracts are awarded, negotiated, and managed, which could lead to delays in contract awards and/or modifications to the scope or terms of contracts we hold. As a result of these changes, or changes in the procurement laws, rules, and regulations adopted in other jurisdictions in which we operate, we could face increased competition, greater scrutiny, a more complex regulatory environment, heightened compliance requirements, and additional administrative burdens, all of which have the potential to affect our profitability.
Heightened competition could impact our ability to obtain contracts, which could reduce our market share and profits.
We serve markets that are global and highly competitive. We compete with larger companies that have greater name recognition, financial resources, and a larger technical staff. We also compete with smaller, more specialized companies that are able to concentrate their resources on particular areas. Additionally, we compete with the U.S. government’s own capabilities.
The markets in which we operate are characterized by rapidly changing technology and the needs of our customers change and evolve regularly. Therefore, our success depends on our ability to invest in and develop our people and technology to enable us to deliver services and products that address these changing needs. To remain competitive, we must consistently provide superior service, technology, and performance on a cost-effective basis to our customers while understanding customer priorities and maintaining customer relationships. Our competitors may be able to provide our customers with differentiated or superior capabilities or technologies or more attractive contract terms than we can provide, including technical qualifications, past contract experience, geographic presence, price, and the availability of qualified professional personnel. Some of our competitors have made or could make acquisitions of businesses, or establish teaming or other agreements among themselves or third parties, that allow them to offer more competitive, and comprehensive solutions. As a result of such acquisitions or arrangements, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings at a more accelerated rate. These competitive pressures in our market or our failure to compete effectively may result in fewer orders, reduced revenue and margins and loss of market share.
Our U.S. government contract work is regularly reviewed and audited by the U.S. government, U.S. government auditors, and others, and these reviews can lead to withholding and/or delay of payments, non-receipt of award fees, legal actions, fines, penalties, and liabilities and other remedies against us.
U.S. government contracts are subject to specific regulations such as the FAR, the Truthful Cost or Pricing Data Statute, CAS, the Service Contract Act, and DoW security regulations. Failure to comply with any of these regulations, requirements, or statutes may result in contract price adjustments, financial penalties, or contract termination. Our U.S. government contracts are subject to audits, cost reviews and investigations by U.S. government contracting oversight agencies such as the Defense Contract Audit Agency (the “DCAA”) or relevant agency inspectors general. The DCAA reviews the adequacy of, and our compliance with, our internal control systems and policies, including our labor, billing, accounting, purchasing, property, estimating, compensation, and management information systems. The DCAA has the authority to conduct audits and reviews to determine if we are complying with the requirements under the FAR and CAS, pertaining to the allocation, period assignment, and allowability of costs assigned to U.S. government contracts. The DCAA presents its report findings to the Defense Contract Management Agency (the “DCMA”). Should the DCMA determine that we have not complied with the terms of our contract or applicable statutes and regulations, payments to us may be disallowed, which could result in adjustments to previously reported revenue and refunding of previously collected cash proceeds. Additionally, we previously have been, and may in the future be subject to, additional qui tam litigation brought by private individuals on behalf of the U.S. government under the Federal False Claims Act, which could include claims for treble damages. These suits may remain under seal (and hence, be unknown to us) for some time while the U.S. government decides whether to intervene on behalf of the qui tam plaintiff. For more information, see Note 15 “U.S. Government Matters” to our audited combined financial statements and Note 11 “U.S. Government Matters” to our unaudited condensed combined financial statements included in this information statement.
Given the demands of working for the U.S. government, we may have disagreements or experience performance issues. When performance issues arise under any of our U.S. government contracts, the U.S. government retains the right to pursue remedies, which could include termination under any affected contract. If any contract were so terminated, our ability to secure future contracts could be adversely affected. Other remedies that could be sought by our U.S. government customers for any improper activities or performance issues include sanctions such as withholding of payments, liquidated damages, and suspensions or debarment from doing business with the U.S. government. Further, the negative publicity that could arise from disagreements with our customers or sanctions as a result thereof could have an adverse effect on our reputation in the industry, reduce our ability to compete for new contracts, and may also have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Several of our contracts with the U.S. government are classified or subject to other security restrictions, which may limit investor insight into portions of our business.
A significant portion of our revenue is from contracts with the U.S. government that are classified or subject to security restrictions that preclude the disclosure of certain information. Additionally, a large number of our employees have security clearances which prohibit them from providing information to investors and other Trinzic employees without security clearances regarding certain customers and the related services we provide to them. As we are limited in our ability to provide information about these contracts and services, such as the scope of work, associated risks, and any disputes or claims, our investors may have limited insight into a substantial portion of our business which may hinder their ability to fully evaluate the risks related to that portion of our business.

Demand for our services provided under government contracts is directly affected by spending by our customers.
We derive a significant portion of our revenue from contracts with agencies and departments of the U.S., the UK, and Australia governments, which is directly affected by changes in government spending priorities and availability of adequate funding. Additionally, government regulations generally include the right for government agencies to modify, delay, curtail, renegotiate, or terminate contracts at their convenience any time prior to their completion. As we are a significant government contractor, our financial performance is affected by the allocation and prioritization of government spending. Factors that could affect current and future government spending include:
•	policy or spending changes, or changes in enforcement priorities or resource allocation, implemented by the current administrations, war/defense departments, or other government agencies;
•	advisory commissions created to review budgetary priorities, including efficiency initiatives, such as DOGE;
•	increased polarization of political parties;
•
failure to pass budget appropriations, continuing funding resolutions or other budgetary decisions, including any failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling;

•	changes, delays, or cancellations of government programs or requirements;
•	adoption of new laws, regulations, or policies, or repeal of existing laws, regulations, or policies, that affect companies providing services to the governments;
•	reduced buying power as a result of inflation;
•	curtailment of the governments’ outsourcing of services to private contractors; or
•	the level of political instability due to war, conflict, or natural disasters.
We face uncertainty with respect to our government contracts due to the political, fiscal, economic, and budgetary challenges facing our customers. Potential contract delays, modifications, or terminations may arise from resolution of these issues and could cause our revenue, profits, and cash flows to be lower than our current projections. The loss of work we perform for governments or decreases in governmental spending and outsourcing could have a material adverse effect on our business, results of operations, and cash flows.
Risks Related to Financial Conditions and Markets
Current or future economic conditions, including recession or inflation, in credit markets may negatively affect the ability to operate our business, finance working capital, implement our business strategy and access our cash and short-term investments.
We finance our business using cash provided by operations but also depend on the availability of and access to credit markets, including bank credit lines, letters of credit, and surety bonds. Our ability to obtain capital or financing on satisfactory terms will depend in part on prevailing market conditions as well as our operating results. The lack of adequate credit or funding or the unavailability of funding on terms satisfactory to us, could have a material adverse effect on our business and financial performance. Rising or high inflation and/or interest rates could have an adverse effect on our business, financial condition, and results of operations, and we may not be able to fully offset such higher rates.
Our government customers may face budget deficits that prohibit them from funding proposed and existing contracts or that cause them to exercise their right to terminate our contracts with little or no prior notice. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our costs or adversely impact contract schedules. These disruptions could materially impact our backlog and financial performance.
We also routinely enter into contracts with counterparties, including vendors, suppliers, and subcontractors that may be negatively affected by events in the capital markets. If those counterparties are unable to perform their obligations to us or our customers, we may be required to provide additional services or make alternate arrangements on less favorable terms with other parties to ensure adequate performance and delivery of service to our customers. These circumstances could also lead to disputes and litigation with our partners or customers, which could have a material adverse effect on our reputation, business, financial condition, and results of operations.

Furthermore, our cash balances and short-term investments are maintained in accounts held at major banks and financial institutions located primarily in North America, the UK, and Australia. Deposits are in amounts that exceed available insurance. Although none of the financial institutions in which we hold our cash and investments have gone into bankruptcy, been forced into receivership or have been seized by their governments, there is a risk that this may occur in the future. If this were to occur, we would be at risk of not being able to access our cash and investments, which may result in a temporary decrease in liquidity that could impede our ability to fund operations or execute acquisitions.
We may be unable to obtain new contract awards if we are unable to provide our customers with letters of credit, surety bonds or other credit enhancements.
Customers may require us to provide credit enhancements, including letters of credit, bank guarantees, or surety bonds. We are often required to provide performance guarantees to customers to indemnify the customer should we fail to perform our obligations under the contract. Failure to provide the required credit enhancements on terms required by a customer may result in an inability to bid, win, or comply with the contract. Due to events that affect the banking and insurance markets, letters of credit or surety bonds may be difficult to obtain or may only be available at significant cost. Moreover, many contracts are very large and complex, which often necessitates the use of a joint venture, often with a market competitor, to bid on and perform the contract. Entering into joint ventures or partnerships exposes us to the credit and performance risk of third parties, many of whom may not be financially as strong or may encounter financial difficulties. If our joint ventures or partners fail to perform, we may be required to complete the contract activities. In addition, future contracts may require us to obtain letters of credit. Any inability to bid for or win new contracts due to the failure of obtaining adequate letters of credit, surety bonds, or other customary credit enhancements could have a material adverse effect on our business prospects and future revenue.
We may be required to contribute additional cash to meet any unfunded benefit obligations associated with our defined benefit plans.
We have frozen defined benefit pension plans for employees in the U.S. and UK. At July 3, 2026, our defined benefit pension plan in the UK had an aggregate funding surplus (calculated as the excess of the fair value of plan assets over the projected benefit obligations) of approximately $107 million. In the future, our pension surpluses and deficits may increase or decrease depending on changes in the levels of interest rates, pension plan asset performance, and other factors that may require us to make additional cash contributions to our pension plans and recognize further increases in our net pension cost to satisfy our funding requirements. If we are required or elect to make up all or a significant portion of the deficit for any underfunded benefit plans, our financial position could be materially and adversely affected.
While our UK pension plan has been frozen to new participants and to ongoing benefit accrual for a number of years, we can still have an aggregate funding deficit due to a number of assumptions and factors, as noted below. For our frozen defined benefit pension plan in the UK, the annual minimum funding requirements are based on an agreement with the plan trustees that is negotiated on a triennial basis, and in addition there are other contingent assurances and commitments regarding the business and assets that support the UK pension plan. It is possible that, following future valuations of our UK pension plan assets and liabilities or following future discussions with the trustees, the annual funding obligation will change. The future valuations under our UK pension plan can be affected by a number of assumptions and factors, including legislative changes, assumptions regarding interest rates, inflation, mortality and retirement rates, the investment strategy, and performance of the plan assets and (in certain circumstance) actions by the UK pensions regulator. Adverse changes in the equity markets, interest rates or actuarial assumptions, and legislative or other regulatory actions could increase the risk that the funding requirements increase following the next triennial negotiation. A significant increase in our funding requirements for our UK pension plan could result in a material adverse effect on our cash flows and financial position.
Additionally, the UK pension plan is sponsored by a UK Trinzic entity, and so following the separation, the plan will be retained by Trinzic. Some of the contingent assurances and commitments in place from the UK pension plan are given by KBR entities, and so prior to the separation, KBR will need to agree with the plan trustees that these should be released, which may require new contingent assurances or commitments from Trinzic to replace existing support from KBR.

We are subject to foreign currency exchange risks that could adversely affect our results of operations and our ability to reinvest earnings from operations. Our ability to mitigate our foreign exchange risk through hedging transactions may be limited.
We generally attempt to denominate our contracts in U.S. dollars or in the currencies of our costs. However, we enter into contracts that subject us to currency risk exposure, primarily when our contract revenue are denominated in a currency different from the contract costs. A portion of our consolidated revenue and consolidated operating expenses are in foreign currencies. As a result, we are subject to foreign currency risks, including risks resulting from changes in currency exchange rates and limitations on our ability to reinvest earnings from operations in one country to fund the financing requirements of our operations in other countries.
The governments of certain countries have or may in the future impose restrictive exchange controls on local currencies and it may not be possible for us to engage in effective hedging transactions to mitigate the risks associated with fluctuations of a particular currency. We are often required to pay all or a portion of our costs associated with a contract in the local currency. As a result, we generally attempt to negotiate contract terms with our customer, who is often affiliated with the local government, or has a significant local presence, to provide that we are only paid in the local currency for amounts that match our local expenses. If we are unable to match our local currency costs with revenue in the local currency, we would be exposed to the risk of adverse changes in currency exchange rates.
Risks Related to Regulations, Compliance, and Litigation
We could be adversely impacted if we fail to comply with international export and domestic laws, which are rigorously enforced by the U.S. government.
To the extent that we export products, technical data, and services outside of the U.S., we are subject to laws and regulations governing trade, exports, and sanctions including, but not limited to, the International Traffic in Arms Regulations, the Export Administration Regulations, and trade sanctions against embargoed countries, entities, and individuals, including sanctions and export restrictions related to Russia’s invasion of Ukraine, which are administered by the Office of Foreign Asset Control within the Department of the Treasury. In addition, in 2025, the U.S. Government announced significant trade policy changes and reciprocal tariffs imposed pursuant to the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the U.S. Supreme Court held that the IEEPA does not authorize the U.S. Government to impose tariffs, invalidating the reciprocal tariffs and certain country-specific tariffs previously imposed by executive orders. Following this decision, the U.S. Government immediately imposed new global tariffs pursuant to Section 122 of the Trade Act of 1974, which allows for tariffs of up to 15% for a period of up to 150 days. These tariffs expired in July 2026. A failure to comply with these laws and regulations could result in civil or criminal penalties or sanctions, including the imposition of fines as well as the denial of export privileges and debarment from participation in U.S. government contracts. U.S. government contract violations could result in the imposition of civil and criminal penalties or sanctions, contract termination, forfeiture of profit or suspension of payment, any of which could result in losing our status as an eligible U.S. government contractor and cause us to suffer serious reputational harm, which could have a material adverse effect on our business, financial condition, or results of operations.
We are subject to anti-bribery laws, violations of which could result in suspension and debarment of our ability to contract with U.S. state or local governments, U.S. government agencies, the UK Ministry of Defence, or the Australia Defence Force, and/or result in other adverse consequences.
The Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws (collectively, “Anti-bribery Laws”) in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with Anti-bribery Laws may conflict with local customs and practices. We train our staff concerning Anti-bribery Laws and we also inform our partners, subcontractors, agents, and other third parties who work for us or on our behalf that they must comply with the requirements of these Anti-bribery Laws. We also have procedures and controls in place to monitor internal and external compliance. Our internal controls and procedures might not always protect us from the reckless or criminal acts committed by our employees or third parties working on our behalf. If we are found to be liable for violations of these laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Certain of our work sites are inherently dangerous and we are subject to various environmental and worker health and safety laws and regulations. If we fail to maintain safe work sites or to comply with these laws and regulations, we may suffer damage to our reputation and incur significant costs and penalties that could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Certain work sites often expose our employees and others to large pieces of mechanized equipment and moving vehicles. Additionally, our employees and others at certain project sites may be exposed to severe weather events, austere or remote environments, or high security risks. Failure to implement effective safety procedures may result in injury, disability, or loss of life to these parties. In addition, the contracts may be delayed and we may be exposed to litigation or investigations.
Our operations are subject to a variety of environmental, worker health and safety laws, and regulations governing the generation, management, and use of regulated materials, the discharge of materials into the environment, the remediation of environmental contamination associated with the release of hazardous substances, and human health and safety. Violations of these laws and regulations can cause significant delays and additional costs to a project. We may be subject to claims alleging personal injury, property damage, or natural resource damages by employees, customers, and third parties as a result of alleged exposure to or contamination by hazardous substances. In addition, we may be subject to fines, penalties, or other liabilities arising under environmental and employee safety laws. A claim, if not covered by insurance at all or only partially, could have a material adverse impact on our financial condition, results of operations, and cash flows. In addition, more stringent regulation of our customers’ operations with respect to the protection of the environment could also adversely affect their operations and reduce demand for our services.
Various U.S. federal, state, and local as well as foreign environmental laws and regulations may impose liability for property damage and costs of investigation and cleanup of hazardous or toxic substances on property currently or previously owned by us or arising out of our waste management or environmental remediation activities. These laws may impose responsibility and liability without regard to knowledge or causation of the presence of contaminants. The liability under these laws may be joint and several. The ongoing costs of complying with existing environmental laws and regulations could be substantial and have a material adverse impact on our financial condition, results of operations, and cash flows. Changes in the environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources, or the environment could result in material costs and liabilities that we currently do not anticipate.
Our effective tax rate and tax positions may vary.
We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining certain components of our worldwide provision for income taxes and a change in tax laws, treaties, or regulations, or their interpretation, in any country in which we operate could result in higher taxes on our earnings, which could have a material impact on our earnings and cash flows from operations. In the ordinary course of our business, there are certain transactions and calculations where the ultimate tax determination is uncertain. We are audited by various U.S. and foreign tax authorities in the ordinary course of business, and our tax estimates and tax positions could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations, our global mix of earnings, the realizability of deferred tax assets, and changes in uncertain tax positions. In particular, international operations could adversely be affected by the Organization for Economic Co-operation and Development’s proposed international taxation reform and introduction of a global minimum tax. A significant increase in tax rates could have a material adverse effect on our profitability and liquidity.
Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.
We are subject to numerous state, federal, and international laws and directives and regulations in the U.S. and abroad that involve matters central to our business, including but not limited to, data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation, and anti-competition restrictions. Compliance with legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business, and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work, and allegations by our customers that we have not performed our contractual obligations.
Our failure to comply with the laws and regulations governing OCIs could lead to penalties, including termination of one or more of our U.S. government contracts.
Many of our U.S. government contracts contain OCI clauses that may limit our ability to compete for or perform certain other contracts or other types of services for particular customers. OCI arises when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. government, impair our objectivity in performing contract work, or provide us with an unfair competitive advantage. Existing OCI, and any OCI that may develop, could, if not mitigated to the satisfaction of the customer, preclude our competition for or performance on a significant project or contract, which could limit our opportunities. Further, we occasionally hire former government employees who may be subject to certain representation or non-disclosure obligations. These representation restrictions may, if not honored, result in disqualification from competition or loss of contract, and the violation of such obligations could result in criminal liability for the former government employee. These former government employees may also have had access to competitively sensitive or commercially usable information that, if not properly firewalled, could result in allegations of unfair competition and, if such findings are made, loss of contract award.
Investigations, audits, claims, disputes, enforcement actions, litigation, arbitration, and/or other legal proceedings could require us to pay potentially large damage awards and/or penalties and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.
We are subject to and may become a party to various other litigation, claims, investigations, audits, enforcement actions, arbitrations, or other legal proceedings that arise from time to time in the ordinary course of our business. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages, penalties, or injunctive relief against us. Any claims or litigation could be costly to defend, and even if we are successful or fully indemnified or insured, they could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future, and responding to any action may result in a significant diversion of management’s attention and resources. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. For more information, see Note 14 “Commitments and Contingencies” to our audited combined financial statements and Note 10 “Commitments and Contingencies” to our unaudited condensed combined financial statements included in this information statement.
Risks Related to Climate
There are rapidly evolving views from stakeholders, such as investors, customers and current and future employees, with respect to global climate risks and the related emphasis on sustainability practices, which could affect our business.
Continued attention to issues concerning climate risks or other environmental matters may result in the imposition of additional environmental regulations, rules, standards, and policies that seek to restrict, or otherwise impose limitations or costs upon our operations and the emission of greenhouse gases.
Furthermore, investor and societal expectations with respect to corporate responsibility matters have been rapidly evolving and increasing. We risk damage to our reputation if we do not act responsibly in the following key areas: anti-discrimination, environmental stewardship, support for local communities, and corporate governance and transparency. A failure to adequately meet stakeholders’ expectations may result in loss of business, diluted market valuation, an inability to attract and retain customers and talented personnel, increased negative investor sentiment toward us and/or our customers, and the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. In some cases, certain of our key stakeholders may have oppositional or conflicting views and expectations with respect to various matters (e.g., some may be pro-environmental stewardship and others may be anti-sustainability initiatives). In such cases, it may be difficult or impossible for us to meet all stakeholders’ expectations, and the decisions we make may not yield the results that we expect or intend.
In addition, standards for tracking and reporting corporate responsibility matters continue to evolve. New laws, regulations, policies, and international accords relating to such matters, including sustainability, climate-related risks, human capital, and anti-discrimination, are being developed and formalized in Europe, the United States, Asia, and elsewhere, which may entail specific, target-driven frameworks and/or disclosure requirements. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others, and may not be in line with any new and forthcoming related disclosure rules in the United States and abroad. In addition, methodologies for reporting data in these areas (e.g., sustainability and climate-related impacts, or human capital data) may be updated and previously reported data may be adjusted to reflect improvement in availability and quality of internal and third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting such matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring and reporting metrics, including related disclosures that may be required by the SEC, European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. Any failure, or perceived failure, by us to comply fully with developing interpretations of such laws and regulations could harm our business, reputation, financial condition, and operating results and require significant time and resources to make the necessary adjustments. If our corporate responsibility practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation or our attractiveness as an investment, business partner, acquirer, service provider, or employer could be negatively impacted.
Climate risks and related environmental issues could have a material adverse impact on our business, financial condition, and results of operations.
Climate-related events, such as increased frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions, and other natural disasters, may have a long-term impact on our business, financial condition, and results of operations. Although we are proactively seeking measures to mitigate our business risks associated with climate-related events, we recognize that there are innate climate-related risks regardless of where and how we conduct our businesses. As such, a potential disruption to our and our customer’s businesses from a natural disaster may cause us to experience work stoppages, project delays, financial losses, and additional costs to resume operations such as increased insurance costs or loss of coverage, legal liability, and reputational damage.
If we are unable to comply with applicable sustainability requirements or evaluation criteria in the international jurisdictions where we compete for business, we may be disadvantaged relative to competitors in the market, and our growth prospects and results of operations could be adversely affected.
Certain of our customers in non-U.S. jurisdictions impose sustainability requirements, reporting obligations, or evaluation criteria as conditions of contract eligibility or as weighted factors in competitive procurement processes. These requirements may include greenhouse gas emissions reduction targets, environmental management standards, supply chain sustainability disclosures, and climate-related reporting aligned with local or regional regulatory frameworks. Our ability to satisfy these requirements is subject to risks and uncertainties, many of which are outside our control, including:
•	the evolving nature and increasing stringency of sustainability-related procurement criteria across different jurisdictions;
•	the availability and cost of alternative fuels, renewable energy, and other materials necessary to meet applicable standards;
•	unforeseen operational and technological difficulties in implementing sustainability measures;
•	changes or additions to regional regulations, taxes, mandates, or requirements relating to greenhouse gas emissions or climate-related goals; and
•	labor-related regulations that may restrict our ability to impose sustainability requirements on third-party subcontractors.
We may also face challenges adapting to divergent or conflicting sustainability standards across the multiple jurisdictions in which we operate. If we are unable to meet the sustainability requirements or expectations embedded in customer procurement processes — or if we fail to maintain adequate sustainability reporting and performance levels — we may be excluded from bidding on certain contracts, lose existing customers, or be placed at a competitive disadvantage relative to competitors who have achieved higher sustainability credentials. Any such outcome could have an adverse effect on our business, results of operations, and financial condition, particularly with respect to our international operations.

Risks Related to the Separation and Our Relationship with KBR
Trinzic has no history of operating as a separate, publicly traded company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.
The historical information about Trinzic in this information statement refers to Trinzic’s business as operated by and integrated with KBR. Trinzic’s historical and pro forma financial information included in this information statement is derived from the audited combined financial statements and accounting records of KBR. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations, or cash flows that Trinzic would have achieved as a separate, publicly traded company during the periods presented or those that Trinzic will achieve in the future primarily as a result of the factors described below:
•
Prior to the separation, Trinzic’s business has been operated by KBR as part of its broader corporate organization, rather than as a separate, publicly traded company. KBR or one of its affiliates performed various corporate functions for Trinzic such as legal, treasury, accounting, internal audit, human resources, corporate affairs, and finance. Trinzic’s historical and pro forma financial results reflect allocations of corporate expenses from KBR for such functions and are likely to be less than the expenses Trinzic would have incurred had it operated as a separate publicly traded company. Following the separation, Trinzic’s cost related to such functions previously performed by KBR may therefore increase.

•
Currently, Trinzic’s business is integrated with the other businesses of KBR. Historically, Trinzic has shared economies of scope and scale in costs, employees, vendor relationships, and customer relationships. Although Trinzic will enter into a transition services agreement with KBR, these arrangements will be temporary and may not fully capture the benefits that Trinzic has enjoyed as a result of being integrated with KBR and may result in Trinzic paying higher charges than in the past for these services. This could adversely effect Trinzic’s business and financial statements following the completion of the separation.

•
Generally, Trinzic’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of KBR. Following the completion of the separation, Trinzic may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships, or other arrangements.

•	After the completion of the separation, the cost of capital for Trinzic’s business may be higher than KBR’s cost of capital prior to the separation.
•	Trinzic’s historical financial information does not reflect any additional debt or associated interest expense that Trinzic may incur prior to the distribution.
Other significant changes may occur in Trinzic’s cost structure, management, financing and business operations as a result of operating as a company separate from KBR. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements, unaudited condensed combined financial statements, and accompanying notes included in this information statement.
Following the separation and distribution, our financial profile will change, and we will be a smaller, less diversified company than KBR prior to the separation.
The separation will result in each of Trinzic and KBR being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, our company may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the diversification of our revenue, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital, and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends, and service debt may be diminished. Following the separation, we may also lose capital allocation efficiency and flexibility, as we will no longer be able to use cash flow from KBR to fund our investments into our business.

As a separate, publicly traded company, Trinzic may not enjoy the same benefits that Trinzic did as a part of KBR.
There is a risk that, by separating from KBR, Trinzic may become more susceptible to market fluctuations and other adverse events than it would have been if it were still a part of the current KBR organizational structure. As part of KBR, Trinzic has been able to enjoy certain benefits from KBR’s operating diversity, purchasing power, and opportunities to pursue integrated strategies with KBR’s other businesses. As a separate, publicly traded company, Trinzic will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.
The unaudited pro forma condensed combined financial statements included in this information statement are presented for informational purposes only and may not be an indication of Trinzic’s financial condition or results of operations in the future.
The unaudited pro forma condensed combined financial statements included in this information statement are presented for informational purposes only and are not necessarily indicative of what Trinzic’s actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Trinzic’s financial condition or results of operations. Accordingly, Trinzic’s financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.
Future sales or distributions by KBR or others of Trinzic common stock, or the perception that such sales or distributions may occur, could depress the price of Trinzic common stock.
Immediately following the distribution, it is expected that KBR will own [•]% of the economic interest and voting power of Trinzic outstanding common stock. Subject to the restrictions described below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as KBR is deemed to be our affiliate, unless the shares to be sold are registered with SEC pursuant to the stockholder and registration rights agreement to be entered into between Trinzic and KBR in connection with the separation or otherwise. We are unable to predict with certainty whether or when KBR will sell a substantial number of shares of our common stock following the distribution. Sales or distributions by KBR or others of a substantial number of shares after the distribution, or a perception that such sales or distributions could occur, could significantly reduce the market price of Trinzic common stock. Upon completion of the distribution, except as otherwise described herein, all shares of Trinzic common stock that are being distributed hereby will be freely tradable without restriction, assuming they are not held by Trinzic’s affiliates.
Immediately following the distribution, Trinzic intends to file a registration statement on Form S-8 registering under the Securities Act the shares of Trinzic common stock reserved for issuance under Trinzic’s employee benefits plans. If equity securities granted under Trinzic’s employee benefits plans are sold or it is perceived that they will be sold in the public market, the trading price of Trinzic common stock could decline substantially. These sales also could impede Trinzic’s ability to raise future capital.
Trinzic’s customers, prospective customers, suppliers, or other companies with whom Trinzic conducts business may conclude that Trinzic’s financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.
Some of Trinzic’s customers, prospective customers, suppliers, or other companies with whom we conduct business may conclude that Trinzic’s financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require Trinzic to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with Trinzic’s financial stability could have a material adverse effect on Trinzic’s business and financial statements.
Potential indemnification liabilities to KBR pursuant to the separation agreement could materially and adversely affect Trinzic’s business and financial statements.
The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make Trinzic financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after the separation, as well as any other liabilities it agrees to assume pursuant to the separation agreement. If Trinzic is required to indemnify KBR under the circumstances set forth in the separation agreement, Trinzic may be subject to substantial liabilities. See the section entitled “Certain Relationships and Related Person Transactions—The Separation Agreement—Release of Claims and Indemnification.”

In connection with Trinzic’s separation from KBR, KBR will indemnify Trinzic for certain liabilities. However, the indemnity may be insufficient to insure Trinzic against the full amount of such liabilities, or KBR’s ability to satisfy its indemnification obligation may be impaired in the future.
Pursuant to the separation agreement and certain other agreements with KBR, KBR will agree to indemnify Trinzic for certain liabilities as discussed in the section entitled “Certain Relationships and Related Person Transactions.” However, third parties could also seek to hold Trinzic responsible for any of the liabilities that KBR has agreed to retain, and the indemnity from KBR may be insufficient to protect Trinzic against the full amount of such liabilities, or KBR may be unable to fully satisfy its indemnification obligations. In addition, KBR’s insurance will not necessarily be available to Trinzic for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event KBR’s insurers may deny coverage to Trinzic for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if Trinzic ultimately succeeds in recovering from KBR or such insurance providers any amounts for which Trinzic is held liable, Trinzic may be temporarily required to bear these losses. Each of these risks could negatively affect Trinzic’s business and financial statements.
If there is a determination that the separation and/or the distribution, together with certain related transactions, is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the private letter ruling from the IRS and/or any tax opinions are incorrect or for any other reason, then KBR and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.
The distribution, along with certain related transactions, is conditioned upon the receipt by KBR of (i) a private letter ruling from the IRS (the “Ruling”) and (ii) opinions of Wilmer Cutler Pickering Hale and Dorr LLP and Baker & McKenzie LLP, tax counsel to KBR. The Ruling and opinions of tax counsel, taken together, will support the intended U.S. federal income tax treatment of the distribution, along with certain related transactions, as tax-free under Sections 355 and 368(a)(1)(D) of the Code. KBR has submitted a request for the Ruling from the IRS. The Ruling and the opinions of tax counsel will rely on certain facts, assumptions, representations, and undertakings from KBR and Trinzic regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, KBR and its stockholders may not be able to rely on the Ruling or the opinions of tax counsel and could be subject to significant tax liabilities. Notwithstanding the Ruling or opinions of tax counsel, the IRS could determine on audit that the distribution or any of the certain related transactions is taxable if it determines that any of these facts, assumptions, representations, or undertakings from KBR or Trinzic are not correct or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the Ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of KBR or Trinzic after the distribution. If the distribution or any of the relevant related transactions is determined to be taxable for U.S. federal income tax purposes, KBR and/or its stockholders could incur significant U.S. federal income tax liabilities, and Trinzic could also incur significant liabilities. For a discussion of the tax consequences of the distribution, together with certain related transactions, see the section entitled “Material U.S. Federal Income Tax Considerations.”
In addition, under the tax matters agreement between KBR and Trinzic, Trinzic will generally be required to indemnify KBR against taxes and related liabilities incurred by KBR that result from a breach of any representation made by Trinzic, or as a result of Trinzic taking or failing to take, as the case may be, certain actions, including in each case those provided in connection with the Ruling and opinions of tax counsel, that result in the distribution, together with certain related transactions, failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code. For a discussion of the tax matters agreement, please see the section entitled “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”
Trinzic may be affected by significant restrictions, including on its ability to engage in certain corporate transactions for a two-year period after the distribution in order to avoid triggering significant tax-related liabilities.
To preserve the intended tax-free treatment of the distribution and certain related transactions for U.S. federal income tax purposes, under the tax matters agreement that Trinzic will enter into with KBR, Trinzic will generally be restricted from taking any action that could jeopardize or impede such intended U.S. federal income tax treatment. Under the tax matters agreement, for the two-year period following the distribution, as described in the section entitled “Certain Relationships and Related Person Transactions—Tax Matters Agreement,” Trinzic will be subject to specific restrictions on its ability to enter into certain acquisition, merger, liquidation, sale, and stock redemption transactions. These restrictions may limit Trinzic’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. These restrictions generally will not limit the acquisition of other businesses by Trinzic for cash consideration. In addition, under the tax matters agreement, Trinzic may be required to indemnify KBR against any such tax liabilities as a result of an acquisition of Trinzic’s stock or assets, even if Trinzic does not participate in or otherwise facilitate the acquisition. Furthermore, Trinzic will be subject to specific restrictions on discontinuing the active conduct of its trade or business, issuing or selling its stock or other securities (including securities convertible into Trinzic stock but excluding certain compensatory arrangements), and selling its assets outside the ordinary course of business. Such restrictions may reduce Trinzic’s strategic and operating flexibility. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”
After the distribution, certain of Trinzic’s executive officers and directors may have actual or potential conflicts of interest because of their equity interest in KBR. Also, additional conflicts of interest or the appearance of conflicts of interest may result if one or more of KBR’s current directors joins the Trinzic board of directors or in connection with the agreements governing the separation and distribution and Trinzic’s relationship with KBR following the separation and distribution.
Because of their current or former positions with KBR, certain of Trinzic’s expected executive officers and directors own equity interests in KBR. Continuing ownership of shares of KBR common stock and equity awards could create, or appear to create, potential conflicts of interest if Trinzic and KBR face decisions that could have implications for both KBR and Trinzic after the separation. In addition, if one or more of KBR’s current directors joins the Trinzic board of directors, this could create, or appear to create, potential conflicts of interest when Trinzic and KBR encounter opportunities or face decisions that could have implications for both companies following the separation or in connection with the allocation of such director’s time between KBR and Trinzic.
Potential conflicts of interest could arise in connection with the resolution of any dispute between KBR and Trinzic regarding the terms of the agreements governing the separation and distribution and Trinzic’s relationship with KBR following the separation and distribution. See the section entitled “Certain Relationships and Related Person Transactions” for information about these agreements. Potential conflicts of interest may also arise out of any commercial arrangements that Trinzic or KBR may enter into in the future. A dispute regarding a potential or actual conflict of interest involving Trinzic and KBR could negatively impact Trinzic’s businesses, results of operations, cash flows, and financial condition. In addition, public perception of such an actual or apparent conflict of interest could pose reputational risks and expose Trinzic to increased scrutiny from investors and regulators.
Trinzic may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Trinzic’s business.
Trinzic may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others:
•
KBR and Trinzic will each be pure-play, at-scale, proven, and differentiated providers of technology solutions with KBR serving energy and critical national infrastructure markets and Trinzic serving national security and space end markets. The separation at this time will enable each of KBR and Trinzic to be led by a separate, dedicated board and management team with relevant and deep expertise in its respective industry; focus on strengthening its core business; leverage its strategic objectives; and pursue distinct and targeted opportunities for long-term growth and profitability.

•
The separation at this time will permit each of KBR and Trinzic to be a more focused business, allowing it to effectively pursue its own distinct organizational priorities and strategies in line with each company’s specific market trends and opportunities and adapt faster to changing customer needs and industry dynamics.

•
The separation at this time will allow each company to establish unique brand identities that are tailored to their business, customers, employees, and investors. Increased brand alignment and clarity directly and indirectly support more effective customer association and engagement, employee recruiting and retention, press affiliation, and alignment to investment community partitioning.

•
The separation at this time will enable each of KBR and Trinzic to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy. In addition, post-separation, the respective companies will no longer need to compete internally for capital and other corporate resources with the other company.

•
The separation at this time will allow each company to more effectively articulate a clear investment thesis, enabling investors to separately value each of KBR and Trinzic based on its distinct investment profile. The separation is expected to attract different, long-term investor bases for each company and facilitate each company’s access to capital by providing investors with two distinct and targeted investment opportunities. With investors better suited and aligned to its business, each company will be able to pursue its industry-specific business objectives consistent with the expectations of its distinct investor base.

•
The separation at this time will allow each of KBR and Trinzic to more effectively recruit, retain, and develop talent with the appropriate skill set and expertise directly applicable to each company’s needs. In addition, the separation will enable each of KBR and Trinzic to offer equity-based and other incentive compensation arrangements that more closely reflect and align management and employee incentives with each company’s specific growth objectives, financial goals, and business performance.

Trinzic may not achieve these and other anticipated benefits for a variety of reasons, including, among others:
•
As a current part of KBR, Trinzic currently benefits from KBR’s size and purchasing power in procuring certain goods, services, and technologies. After the separation, as independent companies, each of KBR and Trinzic may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those KBR obtained prior to the separation. As an independent, public company, Trinzic will also incur costs for certain corporate functions previously performed by KBR, such as accounting, tax, legal, human resources, board governance, insurance, and other general administrative functions, which may be higher than the amounts reflected in Trinzic’s historical financial statements, which could cause Trinzic’s profitability to decrease. Similarly, KBR’s profitability following the spin-off may decrease as a result of its corporate expenses needing to be absorbed by a lower revenue base.

•
The actions required to separate Trinzic from KBR could disrupt Trinzic’s and KBR’s operations before the separation. In addition, KBR and Trinzic will incur substantial costs in connection with the separation and the transition to Trinzic becoming a standalone public company, which may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Trinzic, tax costs, costs to separate information systems, and standalone corporate and governance capabilities.

•	Certain costs and liabilities that were otherwise less significant to KBR as a whole will be more significant for KBR and Trinzic, after the separation, as stand-alone companies.
•
Trinzic may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Trinzic’s business; (ii) following the separation, Trinzic may be more susceptible to market fluctuations and other adverse events than if it were still a part of KBR; and (iii) following the separation, Trinzic’s business will be less diversified than KBR’s businesses prior to the separation.

•
To preserve the intended tax-free treatment of the distribution and certain related transactions for U.S. federal income tax purposes, under the tax matters agreement that Trinzic will enter into with KBR, Trinzic will be restricted from taking any action that could jeopardize or impede such intended U.S. federal income tax treatment. These restrictions may limit Trinzic’s ability to pursue certain strategic transactions and/or engage in other transactions that might increase the value of its business.

•
Neither KBR nor Trinzic can predict the effect of the separation on the trading prices of KBR or Trinzic common stock or know with certainty whether the combined market value of [•] shares of Trinzic common stock and one share of KBR common stock will be less than, equal to or greater than the market value of one share of KBR common stock prior to the distribution.

If Trinzic fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, operating results and financial condition of Trinzic could be adversely affected.
Trinzic may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with KBR.
The agreements Trinzic will enter into with KBR in connection with the separation, including the separation agreement, transition services agreement, employee matters agreement, tax matters agreement, master services agreements, a sublease agreement, and stockholder and registration rights agreement were prepared in the context of Trinzic’s separation from KBR while Trinzic was still a wholly owned subsidiary of KBR. Accordingly, during the period in which the terms of those agreements were prepared, Trinzic did not have a separate or independent board of directors or a management team that was separate from or independent of KBR. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between KBR and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For more information, see the section entitled “Certain Relationships and Related Person Transactions.”
Trinzic and/or KBR may fail to perform under various transaction agreements that will be executed as part of the separation or Trinzic may fail to have necessary systems and services in place when certain of the transaction agreements expire.
The separation agreement and other agreements to be entered into in connection with the separation will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. Trinzic will rely on KBR after the separation to satisfy its performance and payment obligations under these agreements. If KBR is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, Trinzic could incur operational difficulties or losses. If Trinzic does not have in place its own systems and services, or if Trinzic does not have agreements with other providers of these services once certain transition services terminate, Trinzic may not be able to operate its business effectively and its profitability may decline. Trinzic is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services that KBR currently provides to Trinzic. However, Trinzic may not be successful in implementing these systems and services or in transitioning data from KBR’s systems to Trinzic’s.
In addition, Trinzic expects this process to be complex, time-consuming, and costly. Trinzic is also establishing or expanding its own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance, and other corporate functions. Trinzic expects to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that KBR historically provided Trinzic prior to the separation. Any failure or significant downtime in Trinzic’s own financial, administrative, or other support systems or in the KBR financial, administrative, or other support systems during the transitional period during which KBR provides Trinzic with support could negatively impact Trinzic’s business and financial statements or prevent Trinzic from paying its suppliers and employees, executing business combinations and foreign currency transactions, or performing administrative or other services on a timely basis, which could negatively affect Trinzic’s business and financial statements.
In particular, Trinzic’s day-to-day business operations rely on information technology systems. A significant portion of the communications among Trinzic’s personnel, customers and suppliers take place on information technology platforms. Trinzic expects the transfer of information technology systems from KBR to Trinzic to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of Trinzic’s reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on Trinzic’s business and financial statements.
In connection with the distribution, Trinzic expects to incur indebtedness, and Trinzic may incur additional indebtedness in the future, which could adversely affect its business and profitability and its ability to meet other obligations.
Trinzic expects to complete one or more financing transactions before the distribution is completed, including through one or more subsidiaries that will be contributed to Trinzic prior to the distribution. Approximately $[•] of the proceeds of such financings are expected to be used to distribute cash to KBR. As a result of such transactions, prior to the closing of the separation, Trinzic anticipates having approximately $[•] of outstanding indebtedness and the ability to incur up to an additional $[•] of indebtedness under a revolving credit facility. Trinzic’s capital structure remains under review and will be finalized prior to the distribution. Trinzic may also add incremental term loan facilities, increase commitments under the revolving credit facility or otherwise incur additional indebtedness in the future.

This significant amount of debt could potentially have important consequences to Trinzic and its debt and equity investors, including:
•	requiring a substantial portion of its cash flow from operations to make interest payments;
•	making it more difficult to satisfy debt service and other obligations;
•	increasing the risk of a future credit ratings downgrade of its debt, which could increase future debt costs and limit the future availability of debt financing;
•	increasing its vulnerability to general adverse economic and industry conditions;
•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow its business;
•	limiting Trinzic’s flexibility in planning for, or reacting to, changes in its business and the industry;
•	placing Trinzic at a competitive disadvantage relative to its competitors that may not be as highly leveraged;
•	increasing Trinzic’s cost of borrowing;
•	exposing Trinzic to the risk of increased interest rates to the extent that Trinzic’s borrowings are at variable rates of interest;
•
requiring Trinzic to repatriate earnings to the U.S. in order to meet debt service obligations, which could cause withholding taxes to be applied, which in turn could increase Trinzic’s effective tax rate; and

•	limiting Trinzic’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase ordinary shares.
The revolving credit facility will not be available for borrowings until the date on which certain conditions are satisfied, which Trinzic expects will be satisfied prior to or concurrently with the completion of the distribution. The instruments governing Trinzic’s indebtedness will contain restrictive covenants that will limit Trinzic’s ability to engage in activities that may be in Trinzic’s long-term interest. If Trinzic breaches any of the restrictive covenants and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect Trinzic’s liquidity and financial statements. In addition, any failure to obtain and maintain credit ratings from independent rating agencies could adversely affect Trinzic’s cost of funds and could adversely affect Trinzic’s liquidity and access to the capital markets.
Additionally, Trinzic has historically relied upon KBR to provide credit support or fund its working capital requirements and other cash requirements. After the separation and distribution, Trinzic will not be able to rely on the earnings, assets, or cash flow of KBR, and KBR will not provide credit support or funds to finance Trinzic’s working capital or other cash requirements. As a result, after the separation and distribution, Trinzic will be responsible for servicing its own debt and obtaining and maintaining sufficient working capital and other funds to satisfy its cash requirements. After the separation and distribution, Trinzic’s access to and cost of debt financing will be different from the historical access to and cost of debt financing under KBR. Differences in access to and cost of debt financing may result in differences in the interest rate charged to Trinzic on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to Trinzic.
To the extent that Trinzic incurs additional indebtedness, the risks described above could increase. In addition, Trinzic’s actual cash requirements in the future may be greater than expected. Trinzic’s cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and Trinzic may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to refinance its debt.
Trinzic may not be able to generate sufficient cash to service all of Trinzic’s indebtedness and may be forced to take other actions to satisfy its obligations under Trinzic’s indebtedness, which may not be successful.
Trinzic’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond Trinzic’s control. Trinzic may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal and interest on its indebtedness.

If Trinzic’s cash flows and capital resources are insufficient to fund its debt service obligations, Trinzic could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, seek additional debt or equity capital or restructure, or refinance its indebtedness. Trinzic may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow Trinzic to meet its scheduled debt service obligations. The instruments that will govern Trinzic’s indebtedness may restrict its ability to dispose of assets and may restrict the use of proceeds from those dispositions. Trinzic may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.
In addition, Trinzic conducts operations through its subsidiaries. Accordingly, repayment of Trinzic’s indebtedness will depend on the generation of cash flow by Trinzic’s subsidiaries, including certain international subsidiaries, and their ability to make such cash available to Trinzic, by dividend, debt repayment, or otherwise. Trinzic’s subsidiaries may not have any obligation to pay amounts due on Trinzic’s indebtedness or to make funds available for that purpose. Trinzic’s subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable Trinzic to make payments in respect of Trinzic’s indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax, and contractual restrictions may limit Trinzic’s ability to obtain cash from its subsidiaries. If Trinzic does not receive distributions from its subsidiaries, Trinzic may be unable to make required principal and interest payments on its indebtedness.
Trinzic’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, may materially adversely affect its business and financial statements and its ability to satisfy its obligations under its indebtedness or pay dividends on its common stock.
Certain entities or assets that are part of Trinzic’s separation from KBR may not be transferred to Trinzic prior to the distribution or at all.
Certain entities and assets that are part of Trinzic’s separation from KBR may not be transferred prior to the distribution or at all because the entities or assets, as applicable, are subject to foreign government or third-party approvals that Trinzic may not receive prior to the distribution or at all. Such approvals may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits) and to transfer assets and/or liabilities. It is currently anticipated that all material transfers will occur without delays that extend beyond the separation, but such transfers may be delayed beyond the separation or ultimately may not occur at all. To the extent such transfers do not occur prior to the distribution, under the separation agreement, the economic benefits and burdens of owning such assets and/or entities will, to the extent reasonably possible and permitted by applicable law, be provided to the Company.
In the event such transfers do not occur or are significantly delayed because Trinzic does not receive the required approvals, Trinzic may not realize all of the anticipated benefits of Trinzic’s separation from KBR and Trinzic may be dependent on KBR for transition services for a longer period of time than would otherwise be the case. For additional information, see the section entitled “Risk Factors—Risks Related to Our Business.”
The transfer to us of certain contracts, permits, and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
The separation agreement will provide that certain contracts, permits, and other assets and rights are to be transferred from KBR or its subsidiaries to Trinzic or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits, and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and KBR are joint beneficiaries of contracts, and we and KBR may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to us or KBR.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of adverse price changes, require us to expend additional resources in order to obtain the services or assets previously provided under the contract or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets, and contractual commitments that are intended to be allocated to us as part of our separation from KBR, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact our business, financial condition, results of operations and cash flows.
Until the distribution occurs, the KBR board of directors has sole and absolute discretion to change the terms of the separation and distribution in ways that may be unfavorable to us.
Until the distribution occurs, Trinzic will be a wholly owned subsidiary of KBR. Accordingly, the KBR board of directors will have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. In addition, the KBR board of directors, at its sole and absolute discretion, may decide not to proceed with the distribution at any time prior to the distribution date.
No vote of KBR stockholders is required in connection with the distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your KBR common stock prior to the record date for the distribution.
No vote of KBR stockholders is required in connection with the distribution. Accordingly, if you do not want to receive our common stock in the distribution, your only recourse will be to divest yourself of your KBR common stock prior to the record date for the distribution.
Risks Related to Trinzic’s Common Stock
Trinzic cannot be certain that an active trading market for its common stock will develop or be sustained after the separation and, following the separation, the price of Trinzic common stock may fluctuate significantly, which could cause the value of an investment to decline.
Prior to the completion of the distribution, there has been no public market for Trinzic common stock. Trinzic cannot guarantee that an active trading market will develop or be sustained for its common stock after the distribution. If an active trading market does not develop, you may have difficulty selling your shares of Trinzic common stock at an attractive price, or at all.
Even if a trading market develops, the market price of Trinzic common stock may be highly volatile and could be subject to wide fluctuations. Trinzic cannot predict the prices at which shares of Trinzic common stock may trade after the distribution. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of Trinzic common stock regardless of Trinzic’s operating performance. In addition, Trinzic’s operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in Trinzic’s quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting Trinzic’s business, adverse market reaction to any indebtedness Trinzic may incur or securities Trinzic may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries Trinzic participates in, or individual scandals, and in response the market price of shares of Trinzic common stock could decrease significantly.
In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against Trinzic and/or its directors and officers, could result in substantial costs and a diversion of our management’s attention and resources.
A significant number of shares of Trinzic common stock may be sold by KBR or others following the distribution, which may cause Trinzic’s stock price to decline.
Any sales of substantial amounts of Trinzic common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Trinzic common stock to decline. Upon completion of the distribution, Trinzic expects that it will have an aggregate of approximately [•] shares of common stock issued and outstanding. Shares distributed to KBR stockholders in the separation will generally be freely tradeable without restriction or further registration under the Securities Act, except for shares owned by Trinzic’s

“affiliates,” as that term is defined in Rule 405 under the Securities Act. Trinzic cannot predict whether large amounts of Trinzic common stock will be sold in the open market following the distribution. Trinzic is also unable to predict whether a sufficient number of buyers of Trinzic common stock to meet the demand to sell shares of Trinzic common stock at attractive prices would exist at that time.
In addition, immediately after the completion of the distribution, KBR will hold up to 19.9% of Trinzic’s outstanding common stock. KBR currently intends to dispose of all of Trinzic common stock that it retains after the distribution, including through (i) one or more subsequent exchanges of Trinzic common stock for KBR debt held by one or more investment banks, (ii) distributions of Trinzic common stock to KBR stockholders as dividends or in exchange for outstanding shares of KBR common stock and/or (iii) one or more public offerings or private sales, in each case, subject to market conditions and the relevant requirements of the private letter ruling that KBR has requested from the IRS. With respect to potential dispositions of Trinzic common stock described in clauses (i) and (ii) of the preceding sentence, KBR intends to undertake such dispositions during the [•]-month period following the distribution. To the extent KBR holds any Trinzic common stock at the end of such [•]-month period, KBR will dispose of such stock in one or more public offerings or private sales (including potentially through secondary transactions) as soon as practical, taking into account market conditions and sound business judgment, but in no event later than five years after the distribution. Trinzic will agree that, upon the request of KBR and pursuant to the terms of the stockholder and registration rights agreement, it will use its reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Trinzic common stock retained by KBR to the extent that KBR wishes to sell the shares of our common stock it retains in a registered offering. In addition, these shares will be restricted securities within the meaning of Rule 144 under the Securities Act and will also be eligible for resale by KBR in the public market without registration subject to volume, manner of sale and holding period limitations under Rule 144 under the Securities Act. Any sales of substantial amounts of Trinzic common stock in the public market by KBR or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Trinzic common stock to decline.
If Trinzic is unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of Trinzic’s financial reports and the market price of Trinzic common stock may be negatively affected.
As a public company, Trinzic will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, Trinzic will be required to furnish a report by management on the effectiveness of its internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Trinzic’s independent registered public accounting firm may also be required to express an opinion as to the effectiveness of its internal control over financial reporting. Trinzic’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Trinzic’s internal control over financial reporting is documented, designed, or operating.
The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If Trinzic identifies material weaknesses in its internal control over financial reporting, if Trinzic is unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that its internal control over financial reporting is effective, or if Trinzic’s independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of Trinzic’s financial reports and the market price of Trinzic common stock could be negatively affected, and Trinzic could become subject to investigations by the stock exchange on which its securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.
The obligations associated with being a public company will require significant resources and management attention.
Currently, Trinzic is not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the registration statement of which this information statement forms a part, Trinzic will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As a separate public company, Trinzic will be required to, among other things:
•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;
•	have its own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;

•	maintain an internal audit function;
•	institute its own financial reporting and disclosure compliance functions;
•	establish an investor relations function;
•	establish internal policies, including those relating to trading in its securities and disclosure controls and procedures; and
•
comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the NYSE.

These reporting and other obligations will place significant demands on Trinzic’s management and Trinzic’s administrative and operational resources, and Trinzic expects to face increased legal, accounting, administrative, and other costs and expenses relating to these demands that it had not incurred as a part of KBR. Certain of these functions will be provided on a transitional basis by KBR pursuant to a transition services agreement. See the section entitled “Certain Relationships and Related Person Transactions.” Trinzic’s investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities, which could have an adverse effect on its business and financial statements.
Trinzic cannot guarantee the payment of dividends on its common stock or the timing or amount of any such dividends.
Trinzic has not yet determined whether or the extent to which it will pay any dividends on its common stock. The payment of any dividends in the future, and the timing and amount thereof, to Trinzic stockholders will fall within the discretion of the Trinzic board of directors. The Trinzic board of directors’ decisions regarding the payment of dividends will depend on many factors, such as Trinzic’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in Trinzic’s then existing debt arrangements, industry practice, legal requirements, and other factors that the Trinzic board of directors deems relevant. For more information, see the section entitled “Dividend Policy.” Trinzic’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on its access to the capital markets. Trinzic cannot guarantee that it will pay a dividend in the future or continue to pay any dividends if Trinzic commences paying dividends. Pursuant to a January 7, 2026 Executive Order, the Secretary of War could seek to limit our ability to pay cash dividends or make stock repurchases if the Secretary of War determines that we have underperformed or lacked sufficient prioritization of, investment in or production speed in carrying out or performing under our U.S. government contracts.
An investor’s percentage ownership in Trinzic may be diluted in the future.
In the future, an investor’s percentage ownership in Trinzic may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including equity awards that Trinzic will grant to its directors, officers, and employees. In addition, following the distribution, Trinzic’s employees will have rights to purchase or receive shares of Trinzic common stock as a result of the conversion of their KBR equity awards into Trinzic equity awards. The conversion of these KBR awards into Trinzic awards is described in further detail in the section entitled “The Separation and Distribution—Treatment of Equity Awards.” As of the date of this information statement, the exact number of shares of Trinzic common stock that will be subject to the converted Trinzic equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in Trinzic could be diluted as a result of the conversion. It is anticipated that the Trinzic compensation committee will grant additional equity awards to Trinzic’s employees and directors after the distribution, from time to time, under Trinzic’s employee benefits plans. These additional awards will have a dilutive effect on Trinzic’s earnings per share, which could adversely affect the market price of Trinzic common stock.
In addition, Trinzic’s amended and restated certificate of incorporation will authorize Trinzic to issue, without the approval of Trinzic’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences, and relative, participating, optional, and other special rights, including preferences over Trinzic common stock respecting dividends and distributions, as the Trinzic board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Trinzic common stock. For example, Trinzic could grant the holders of preferred stock the right to elect some number of Trinzic’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that Trinzic could assign to holders of preferred stock could affect the residual value of the common stock. See the section entitled “Description of Trinzic’s Capital Stock.”
Certain provisions in Trinzic’s amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of Trinzic, which could decrease the trading price of Trinzic’s common stock.
Trinzic’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Trinzic board of directors rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:
•	the inability of Trinzic’s stockholders to call a special meeting;
•	the inability of Trinzic’s stockholders to act by written consent;
•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
•	the right of the Trinzic board of directors to issue preferred stock without stockholder approval;
•
the division of the Trinzic board of directors into three classes of directors, with each class serving a staggered three-year term, until the conclusion of Trinzic’s fifth annual meeting of stockholders following the distribution;

•	a provision that stockholders may only remove directors for cause;
•	the ability of Trinzic’s directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the board of directors) on the Trinzic board of directors; and
•
the requirement that the affirmative vote of stockholders holding at least two-thirds of Trinzic’s voting stock is required to amend certain provisions of Trinzic’s amended and restated certificate of incorporation and amended and restated bylaws.

In addition, because Trinzic has not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that an interested stockholder may not engage in business combinations with the corporation for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions: (i) before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. KBR and its affiliates have been approved as an interested stockholder of ours and therefore are not subject to Section 203 of the DGCL.
Trinzic believes these provisions will help protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Trinzic board of directors and by providing the Trinzic board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Trinzic immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Trinzic board of directors determines is not in the best interests of Trinzic and Trinzic’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Trinzic’s amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and employees.
Trinzic’s amended and restated certificate of incorporation will provide that, unless Trinzic consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of proceedings:
•	Any derivative action or proceeding brought on behalf of Trinzic;
•	Any action asserting a claim of breach of a fiduciary duty owed by any of Trinzic’s directors, officers, employees, or stockholders to Trinzic or its stockholders;
•	Any action asserting a claim arising pursuant to any provision of the DGCL as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or
•
Any action asserting a claim arising pursuant to any provision of Trinzic’s amended and restated certificate of incorporation or amended and restated bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine,

These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act. There is, however, uncertainty as to whether a court would enforce the exclusive forum provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and the provisions may not be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, which may discourage such lawsuits against us and our directors, officers, and employees. If a court were to find either exclusive forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could materially adversely affect our business, financial condition, and operating results.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement and other materials that KBR and Trinzic have filed or will file with the SEC contain certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than historical information or statements about our current condition are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “guidance,” “intend,” “may,” “might,” “outlook,” “predict,” “plan,” “potential,” “project,” “pursue,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Although we believe that the expectations reflected in any forward-looking statements we make are based on reasonable assumptions, these expectations may not be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to:
•	Our lack of operating history as an independent, publicly traded company and unreliability of historical combined financial information as an indicator of our future results;
•
Uncertainty, delays, or reductions in government funding, appropriations, and payments, including as a result of continuing resolution funding mechanisms, government shutdowns, or changing budget priorities;

•	Developments and changes in government laws, regulations, and regulatory requirements and policies that may require us to pause, delay, or abandon new and existing contracts;
•	Changes in the priorities, focus, authority, and budgets of government agencies that may impact our existing contracts and/or our ability to win new contracts;
•
The effects of, and changes in, worldwide economic, political, regulatory, international, trade and geopolitical conditions, natural disasters, wars, military conflicts and terrorism, and other events;

•	The impacts of U.S. tariffs and responsive non-U.S. tariffs or other changes in trade policy;
•	Our ability to manage liquidity, any changes in capital spending by our customers and any structural changes in our industry;
•	Potential delays, cancellations, or reversals of contract awards due to bid protests, disputes with our customers, or legal challenges;
•	Our ability to obtain contracts from existing and new customers, and perform and manage costs under such contracts;
•	The impact of potential cybersecurity attacks, data privacy breaches, and other operational disruptions;
•	Our ability to compete successfully in the markets in which we operate;
•
Failure to comply with the extensive regulations that our business is subject to (including by our employees, agents, or business partners) or significant developments or changes in U.S. laws or policies;

•	The effects of U.S. federal income tax reform;
•	Any failure by KBR to perform any of its obligations under the various separation agreements to be entered into in connection with the separation and distribution;
•
The expected benefits and timing of the separation and the risk that conditions to the separation will not be satisfied and/or that the separation will not be completed within the expected time frame, on the expected terms or at all;

•	A determination by the IRS or other tax authorities that the distribution or certain related transactions should be treated as taxable transactions;
•	The possibility that any consents or approvals required in connection with the separation will not be received or obtained within the expected time frame, on the expected terms or at all;
•	Expected financing transactions undertaken in connection with the separation and risks associated with additional indebtedness;

•
The impact of the separation on our business and the risk that the separation and operating as an separate publicly traded company may be more difficult, time-consuming or costly than expected, including the impact on our resources, systems, procedures and controls, diversion of management’s attention, and the impact on relationships with customers, suppliers, employees, and other business counterparties.

•	Certain factors discussed elsewhere in this information statement.
The separation, distribution, or any other transaction described in this information statement may not in fact be consummated in the manner described or at all. The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the section entitled “Risk Factors.” Any forward-looking statement speaks only as of the date on which it is made, and each of KBR and Trinzic assumes no obligation to update or revise such statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION
Background
On September 24, 2025, KBR announced its intention to spin off its Mission Technology Solutions segment, officially rebranded as Trinzic on July 30, 2026, in preparation for the expected separation in January 2027.
It is expected that the KBR board of directors will approve the distribution of at least 80.1% of Trinzic’s issued and outstanding shares of common stock on the basis of [•] share[s] of Trinzic common stock for every [•] share[s] of KBR common stock held as of the close of business on the record date for the distribution of [•], 2026.
At [•], Eastern time, on [•], 2027, the distribution date, each KBR stockholder will receive [•] share[s] of Trinzic common stock for every [•] share[s] of KBR common stock held at the close of business on the record date for the distribution, as described below. KBR stockholders will receive cash in lieu of any fractional shares of Trinzic common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your KBR common stock, or take any other action to receive your shares of Trinzic common stock in the distribution. The distribution of Trinzic common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see the section entitled “–Conditions to the Distribution” below.
Reasons for the Separation
In deciding to pursue the spin-off of Trinzic, KBR considered the transformation of its business over the last 10 years into leading MTS and STS businesses, each with significant scale, and the ability at this time to effect a spin-off to create two independent, pure-play companies to better position each of them for continued future growth.
As part of its evaluation, the KBR board of directors considered a number of factors, including: the benefits that could be realized through a spin-off by providing each of the MTS business and the STS business with enhanced strategic and operational focus to prioritize each business’s independent goals and improve organizational agility; the ability to customize the capital structures and capital allocation priorities of each business to better fit their respective needs; the ability to better position each business to be able to capitalize on merger, acquisition, and other strategic transaction opportunities; the ability to better focus on delivering for customers in the distinctive end markets of each business; the ability for each business to have a board of directors and management team with domain expertise better aligned with their respective businesses; and the ability to otherwise make the respective companies more attractive to customers, management and talent, and to investors, including through distinguished and distinct corporate identities. KBR also considered a range of potential alternatives to the spin-off, including maintaining the status quo of KBR’s existing business and structure and potential sale and other separation transactions with respect to each of the MTS and STS businesses and the risks associated with each transaction structure. KBR additionally assessed that the spin-off transaction would be intended to be tax-free to KBR and its stockholders. Ultimately, KBR determined that a spin-off transaction would have the best potential to unlock value for KBR and its stockholders at this time. KBR believed that changes in government policy were adversely affecting its valuation as a combined business and that a separation could allow for investors to weigh the benefits and risks of each of MTS and STS individually, with a focus on the recent historical growth rate and perceived prospects of STS. KBR also believed that current valuations would make a taxable sale of MTS less favorable than a non-taxable transaction, such as a spin-off.
For these reasons, KBR believed the separation of the MTS and STS businesses into two independent, pure-play companies via a tax-free spin-off would provide the best opportunity to achieve greater value for each of the MTS and STS businesses.
Given the significant transformation of KBR’s business over the last 10 years and the current scale and needs of each of the MTS and STS businesses and after considering other alternatives, the KBR board of directors believes that separating KBR’s MTS segment at this time is in the best interests of KBR and its stockholders.
The KBR board of directors considered the following potential benefits of the separation:
•
Enhanced strategic and management focus. KBR and Trinzic will each be pure-play, at-scale, proven, and differentiated providers of technology solutions with KBR serving energy and critical national infrastructure markets and Trinzic serving national security and space end markets. The separation at this time will enable each of KBR and Trinzic to be led by a separate, dedicated board and management team with relevant and deep expertise in its respective industry; focus on strengthening its core business; leverage its strategic objectives; and pursue distinct and targeted opportunities for long-term growth and profitability.

•
Improved organizational agility. The separation at this time will permit each of KBR and Trinzic to be a more focused business, allowing it to effectively pursue its own distinct organizational priorities and strategies in line with each company’s specific market trends and opportunities and adapt faster to changing customer needs and industry dynamics.

•
Elevated brand recognition. The separation at this time will allow each company to establish unique brand identities that are tailored to their business, customers, employees, and investors. Increased brand alignment and clarity directly and indirectly support more effective customer association and engagement, employee recruiting and retention, press affiliation, and alignment to investment community partitioning.

•
Customized capital structure and capital allocation priorities. The separation at this time will enable each of KBR and Trinzic to leverage its distinct growth profile and cash flow characteristics to optimize its capital structure and capital allocation strategy. In addition, post-separation, the respective companies will no longer need to compete internally for capital and other corporate resources with the other company.

•
Distinct and compelling investment profiles. The separation at this time will allow each company to more effectively articulate a clear investment thesis, enabling investors to separately value each of KBR and Trinzic based on its distinct investment profile. The separation is expected to attract different, long-term investor bases for each company and facilitate each company’s access to capital by providing investors with two distinct and targeted investment opportunities. With investors better suited and aligned to its business, each company will be able to pursue its industry-specific business objectives consistent with the expectations of its distinct investor base.

•
Alignment of incentives with performance objectives. The separation at this time will allow each of KBR and Trinzic to more effectively recruit, retain, and develop talent with the appropriate skill set and expertise directly applicable to each company’s needs. In addition, the separation will enable each of KBR and Trinzic to offer equity-based and other incentive compensation arrangements that more closely reflect and align management and employee incentives with each company’s specific growth objectives, financial goals, and business performance.

The KBR board of directors also considered the following potentially negative factors in evaluating the separation, including:
•
Loss of joint purchasing power and increased costs. As a current part of KBR, Trinzic currently benefits from KBR’s size and purchasing power in procuring certain goods, services, and technologies. After the separation, as independent companies, each of KBR and Trinzic may be unable to obtain these goods, services, and technologies at prices or on terms as favorable as those KBR obtained prior to the separation. As an independent, public company, Trinzic will also incur costs for certain corporate functions previously performed by KBR, such as accounting, tax, legal, human resources, board governance, insurance, and other general administrative functions, which may be higher than the amounts reflected in Trinzic’s historical financial statements, which could cause Trinzic’s profitability to decrease. Similarly, KBR’s profitability following the spin-off may decrease as a result of its corporate expenses needing to be absorbed by a lower revenue base.

•
Disruptions to the business and transaction costs as a result of the separation. The actions required to separate Trinzic from KBR could disrupt Trinzic’s and KBR’s operations before the separation. In addition, KBR and Trinzic will incur substantial costs in connection with the separation and the transition to Trinzic becoming a standalone public company, which may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Trinzic, tax costs, costs to separate information systems, and standalone corporate and governance capabilities.

•
Increased significance of certain costs and liabilities. Certain costs and liabilities that were otherwise less significant to KBR as a whole will be more significant for KBR and Trinzic, after the separation, as stand-alone companies.

•
Inability to realize anticipated benefits of the separation. Trinzic may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Trinzic’s business; (ii) following the separation, Trinzic may be more susceptible to market fluctuations and other adverse events than if it were still a part of KBR; and (iii) following the separation, Trinzic’s business will be less diversified than KBR’s businesses prior to the separation.
•
Limitations placed upon Trinzic as a result of the tax matters agreement. To preserve the intended tax-free treatment of the distribution and certain related transactions for U.S. federal income tax purposes, under the tax matters agreement that Trinzic will enter into with KBR, Trinzic will be restricted from taking any action that could jeopardize or impede such intended U.S. federal income tax treatment. These restrictions may limit Trinzic’s ability to pursue certain strategic transactions and/or engage in other transactions that might increase the value of its business.

•
Uncertainty regarding stock prices. Neither KBR nor Trinzic can predict the effect of the separation on the trading prices of KBR or Trinzic common stock or know with certainty whether the combined market value of [•] shares of Trinzic common stock and one share of KBR common stock will be less than, equal to, or greater than the market value of one share of KBR common stock prior to the distribution.

In determining to pursue the separation, the KBR board of directors concluded that the potential benefits of the separation outweighed these negative factors.
Reasons for KBR’s Retention of Up to 19.9% of the Shares of Trinzic Common Stock
In considering the appropriate structure for the separation and distribution, KBR determined that it would be beneficial for KBR to retain up to 19.9% of the outstanding shares of Trinzic common stock upon completion of the spin-off. More specifically, KBR determined that, subject to the relevant requirements of the private letter ruling that KBR has requested from the IRS, its retention of Trinzic common stock has the potential to provide KBR with financial flexibility and support optimal capital structures for each of KBR and Trinzic. KBR intends to dispose of such shares after the distribution and following completion of the spin-off in a manner consistent with the business reasons for its retention of those shares. Such dispositions are generally expected to be effected through (i) one or more subsequent exchanges of Trinzic common stock for KBR debt held by one or more investment banks, (ii) distributions of Trinzic common stock to KBR stockholders as dividends or in exchange for outstanding shares of KBR common stock and/or (iii) one or more public offerings or private sales, in each case, subject to market conditions and the relevant requirements of the private letter ruling that KBR has requested from the IRS. With respect to potential dispositions of Trinzic common stock described in clauses (i) and (ii) of the preceding sentence, KBR intends to undertake such dispositions during the [•]-month period following the distribution. To the extent KBR holds any Trinzic common stock at the end of such [•]-month period, KBR will dispose of such stock in one or more public offerings or private sales (including potentially through secondary transactions) as soon as practical and consistent with the business reasons for the retention of those shares, taking into account market conditions and sound business judgment, but in no event later than five years after the distribution.
Any sales of substantial amounts of Trinzic common stock in the public market by KBR or the perception that such sales might occur, in connection with a distribution, sale, or otherwise, may cause the market price of Trinzic common stock to decline. See the section entitled “Risk Factors—Risks Related to Trinzic’s Common Stock—A significant number of shares of Trinzic common stock may be sold by KBR or others following the distribution, which may cause Trinzic’s stock price to decline” for additional details.
Formation of Trinzic
Trinzic was incorporated in Delaware on November 17, 2025 under the name “Solar SpinCo Inc.” for the purpose of holding KBR’s MTS segment. As part of the plan to separate the MTS segment from the remainder of KBR’s businesses, in connection with the internal reorganization, KBR plans to transfer the equity interests of certain entities that operate the MTS segment and the assets and liabilities of the MTS segment to Trinzic, as set forth in the separation agreement.
When and How You Will Receive the Distribution
With the assistance of Equiniti, KBR expects to distribute Trinzic common stock at [•], Eastern time, on [•], 2027, the distribution date, to all holders of outstanding shares of KBR common stock as of the close of business on [•], 2026, the record date for the distribution. Equiniti, which currently serves as the transfer agent and registrar for shares of KBR common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for shares of Trinzic common stock.

If you own shares of KBR common stock as of the close of business on the record date for the distribution, Trinzic common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Equiniti will then mail you a direct registration account statement that reflects your shares of Trinzic common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of KBR common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Trinzic common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of KBR common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Trinzic common stock that have been registered in book-entry form in your name.
Most KBR stockholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of KBR common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for Trinzic common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
Shares of Trinzic common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be Trinzic’s affiliates. Persons who may be deemed to be Trinzic’s affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Trinzic, which may include certain Trinzic executive officers, directors, or principal stockholders. Securities held by Trinzic’s affiliates will be subject to resale restrictions under the Securities Act. Trinzic’s affiliates will be permitted to sell shares of Trinzic common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
Number of Shares of Trinzic Common Stock You Will Receive
For every [•] share[s] of KBR common stock that you own at the close of business on [•], 2026, the record date for the distribution, you will receive [•] share[s] of Trinzic common stock on the distribution date.
KBR will not distribute any fractional shares of Trinzic common stock to its stockholders. Instead, if you are a registered holder, Equiniti will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by KBR or Trinzic, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either KBR or Trinzic. Neither KBR nor Trinzic will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
Trinzic estimates that it will take approximately [•] from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold physical certificates for shares of KBR common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. If you hold your shares of Trinzic common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.
The net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Considerations” for an explanation of certain U.S. federal income tax considerations with respect to the distribution.

Treatment of Equity Awards
All KBR equity awards held by Trinzic employees will be converted into Trinzic equity awards, as further described below. Each outstanding award of KBR restricted stock units and performance stock units held by Trinzic employees will be converted into awards of Trinzic restricted stock units based on an adjustment ratio intended to preserve the value of those awards. KBR’s compensation committee will determine the extent to which performance of KBR outstanding performance awards is achieved prior to the distribution date. Following such determination, the performance awards, to the extent of achievement, will then be converted into Trinzic restricted stock units, to the extent the KBR performance award was settleable in shares of KBR common stock, or Trinzic restricted units settleable in cash, to the extent the KBR performance award was settleable in cash, in each case, that time-vest over the original vesting schedule of the KBR performance award to which it relates and based on an adjustment ratio intended to preserve the value of those awards.
Results of the Distribution
After its separation from KBR, Trinzic will be a separate, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [•], 2026, the record date for the distribution. The distribution will not affect the number of outstanding shares of KBR common stock or any rights of KBR stockholders. KBR will not distribute any fractional shares of Trinzic common stock.
Trinzic will enter into a separation agreement and other related agreements with KBR to effect the separation and provide a framework for Trinzic’s relationship with KBR after the separation. These agreements provide for the allocation between KBR and Trinzic of KBR’s assets, liabilities, and obligations (including its investments, property, employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Trinzic’s separation from KBR and will govern certain relationships between KBR and Trinzic after the separation. For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Person Transactions.”
Market for Trinzic Common Stock
There is currently no public trading market for Trinzic common stock. Trinzic intends to apply to list its common stock on the NYSE under the symbol “TZIC.” Trinzic has not and will not set the initial price of its common stock. The initial price will be established by the public markets.
Trinzic cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices of one share of KBR common stock and [•] share[s] of Trinzic common stock after the distribution (representing the number of shares of Trinzic common stock to be received per one share of KBR common stock in the distribution) may not equal the “regular-way” trading price of a share of KBR common stock immediately prior to the distribution. The price at which Trinzic common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Trinzic common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Trinzic’s Common Stock.”
Trading Between the Record Date and Distribution Date
Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, KBR expects that there will be two markets in shares of KBR common stock: a “regular-way” market and an “ex-distribution” market. Shares of KBR common stock that trade on the “regular-way” market will trade with an entitlement to Trinzic common stock distributed pursuant to the distribution. Shares of KBR common stock that trade on the “ex-distribution” market will trade without an entitlement to Trinzic common stock distributed pursuant to the distribution. Therefore, if you sell shares of KBR common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive Trinzic common stock in the distribution. If you own shares of KBR common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Trinzic common stock that you are entitled to receive pursuant to your ownership as of the record date of the shares of KBR common stock.
Furthermore, beginning on or shortly before the record date for the distribution and continuing up to the distribution date, Trinzic expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Trinzic common stock that will be distributed to holders of shares of KBR common stock on the distribution date. If you owned shares of KBR common stock at the close of business on the record date for the distribution, you would be entitled to Trinzic common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Trinzic common stock, without the shares of KBR common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Trinzic common stock will end, and “regular-way” trading will begin. “Ex-distribution” and “when-issued” trades are generally settled shortly after the distribution date, but if KBR determines not to proceed with the distribution following the initiation of the “ex-distribution” and “when-issued” trading markets, trades in the “ex-distribution” and “when-issued” trading markets will be cancelled and, therefore, will not be settled.
Conditions to the Distribution
The distribution will be effective at [•], Eastern time, on [•], 2027, the distribution date; provided that the following conditions will have been satisfied (or, to the extent permitted by applicable law, waived by KBR in its sole discretion):
•
the SEC will have declared effective the registration statement on Form 10 of which this information statement forms a part, no stop order relating to the registration statement will be in effect, no proceedings seeking such stop order will be pending before or threatened by the SEC, and this information statement will have been distributed to KBR stockholders;

•	the shares of Trinzic common stock to be distributed will have been approved and accepted for listing by the NYSE, subject to official notice of distribution;
•
KBR will have received a private letter ruling from the IRS and opinions of Wilmer Cutler Pickering Hale and Dorr LLP and Baker & McKenzie LLP, tax counsel to KBR, regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

•	all registrations, consents, and filings required under applicable U.S. federal, U.S. state, or other securities laws will have been received or made;
•
no order, injunction, or decree issued by any government entity of competent jurisdiction, or other legal restraint or prohibition, preventing the consummation of the distribution or any of the related transactions will be pending, threatened, issued or in effect, and no other event outside of KBR’s control will have occurred or failed to occur that prevents the consummation of all or any portion of the distribution or any related transactions contemplated by the separation agreement or by the separation plan, including the internal reorganization;

•
the internal reorganization will have been effectuated prior to the distribution, except for such steps (if any) as KBR in its sole discretion will have determined need not be completed or may be completed after the effective time of the distribution;

•
an independent appraisal or valuation firm acceptable to KBR will have delivered one or more opinions to the KBR board of directors at the times selected by the KBR board of directors confirming the solvency and adequacy of surplus under Delaware law of KBR prior to the distribution and the solvency of KBR and Trinzic after consummation of the financing transactions described in the section entitled “Description of Certain Indebtedness,” the transfer by KBR Holdings to KBR of the Internal Cash Distribution and the distribution;

•	the KBR board of directors will have declared the distribution and approved all related transactions (and such declaration or approval will not have been withdrawn);
•	the agreements relating to the separation will have been duly executed and delivered by KBR and Trinzic;
•	the financing transactions described in the section entitled “Description of Certain Indebtedness” will have been completed and the Internal Cash Distribution will have been paid to KBR; and
•
no other event or development will have occurred or exist that, in the judgment of the KBR board of directors, at its sole and absolute discretion, makes it inadvisable to effect the internal reorganization, distribution, and other transactions contemplated by the separation agreement.

KBR and Trinzic cannot assure you that any or all of these conditions will be met, or that the distribution will be consummated even if all of these conditions are met. The satisfaction of these conditions does not create any obligations on KBR’s part to effect the distribution, and KBR’s board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date. To the extent that the KBR board of directors determines that any modifications by KBR materially change the material terms of the distribution, KBR will notify KBR stockholders in a manner reasonably calculated to inform them about the modification as may be required by law.
In addition, each of these conditions may be waived by KBR (to the extent permitted by applicable law). If the distribution is completed and the KBR board of directors waived any such condition, such waiver could have a material adverse effect on Trinzic’s business and financial statements, the trading price of Trinzic common stock, or the ability of Trinzic stockholders to sell their shares after the distribution, including, without limitation, as a result of illiquid trading due to the failure of Trinzic common stock to be accepted for listing. If KBR elects to proceed with the distribution notwithstanding that one or more of the conditions to the distribution has not been met, KBR will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as KBR determines to be necessary and appropriate in accordance with applicable law.
Reasons for Furnishing This Information Statement
We are furnishing this information statement solely to provide information to KBR stockholders who will receive shares of Trinzic common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold, or sell any of Trinzic’s or KBR’s securities. No KBR stockholder approval is required for the distribution, and you are not being asked for a proxy. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither Trinzic nor KBR undertakes any obligation to update the information except in the normal course of Trinzic’s and KBR’s public disclosure obligations and practices.

DIVIDEND POLICY
We have not yet determined the extent to which we will pay any dividends on Trinzic common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Trinzic board of directors. The Trinzic board of directors’ decisions regarding the payment of dividends will depend on many factors, such as Trinzic’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in its then existing debt agreements, industry practice, legal requirements and other factors that the Trinzic board of directors deems relevant. Trinzic’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on its access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of July 3, 2026:
•	on a historical basis; and
•	on a pro forma basis to give effect to the Pro Forma Transactions, as defined in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”
The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation, distribution, and related transactions been completed as of July 3, 2026. In addition, it is not indicative of our future cash and equivalents and capitalization. This table should be read in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements, unaudited condensed financial statements, and the notes thereto included elsewhere in this information statement (amounts in millions, except per share data).

	As of July 3, 2026
	Historical	Pro Forma (unaudited)
Cash and cash equivalents(1)	$147	$147
Capitalization:
Total short-term debt	$8	$39
Total long-term debt	$108	$1,741
Equity:
Common stock ($0.001 par value per share); [•] shares authorized, [•] shares issued and outstanding, pro forma	$—	$—
Paid in capital in excess of par	—	1,913
Net Parent investment(2)	3,589	—
Accumulated other comprehensive income (loss)	(807)	(807)
Noncontrolling interest	(4)	(4)
Total equity	$2,778	$1,102
Total capitalization	$3,041	$3,029

(1)	In connection with the separation, Trinzic expects to have $147 million in cash and cash equivalents as reflected on Trinzic’s unaudited pro forma condensed combined balance sheet.
(2)	Reflects the impact to Net Parent investment as a result of the anticipated post-distribution capital structure.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
In connection with the planned spin-off of Trinzic, KBR will distribute at least 80.1% of the outstanding shares of common stock of Trinzic to its stockholders. To implement the distribution, KBR stockholders will receive at least 80.1% of Trinzic’s common stock on a pro rata basis, with KBR retaining the remaining shares of Trinzic common stock. The following unaudited pro forma condensed combined financial statements give effect to the spin-off.
The applicable accounting guidance states that a presumption shall exist that a spin-off transaction will be accounted for based on its legal form, and therefore the legal spinnor will also be considered the accounting spinnor. Based on our evaluation of several qualitative and quantitative indicators in accordance with applicable accounting guidance, including the relative sizes and profitability of the legal spinnor and legal spinnee (KBR and Trinzic, respectively), their estimated relative fair values, and the expected post-separation organizational structure and business operations, we have determined that KBR, the legal spinnor, is also the spinnor for accounting purposes, and Trinzic, the legal spinnee, is also the spinnee for accounting purposes, as this presentation provides the most accurate depiction of the transaction to stockholders and other users of the financial statements.
The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined balance sheet as of July 3, 2026, and the unaudited pro forma condensed combined statements of operations for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026.
The unaudited pro forma condensed combined financial statements reflect adjustments to our historical unaudited condensed combined balance sheet as of July 3, 2026, our unaudited historical unaudited condensed combined statement of operations for the six months ended July 3, 2026 and our audited historical audited combined statement of operations for the fiscal year ended January 2, 2026.
The unaudited pro forma condensed combined balance sheet gives effect to the separation and related transactions, described below, as if they occurred as of July 3, 2026, our latest reported balance sheet date. The unaudited pro forma condensed combined statements of operations give effect to the separation and related transactions as if they had occurred on January 4, 2025, which was the first day of fiscal 2025.
The unaudited pro forma condensed combined financial statements have been prepared to reflect transaction accounting and autonomous entity adjustments to present the financial condition and results of operations as if we were a separate standalone entity. The unaudited pro forma condensed combined financial statements have been adjusted to give effect to the following (collectively, the “Pro Forma Transactions”):
•	The contribution of assets and liabilities that comprise Trinzic, the Mission Technology Solutions segment of KBR, by KBR pursuant to the separation agreement;
•
The anticipated post-separation capital structure, including the issuance of approximately [•] shares of Trinzic common stock to KBR, the incurrence of debt by Trinzic prior to the separation, and the allocation of related debt proceeds, a portion of which will be used to pay a cash distribution to KBR, primarily for the extinguishment of KBR debt;

•	The impact of the tax matters agreement to be entered into with KBR in connection with the separation;
•
The impact of the employee matters agreement and other transaction agreements (other than the transition services agreement and the master services agreements) to be entered into with KBR in connection with the separation (see the section entitled “Certain Relationships and Related Person Transactions”);

•	Transaction and incremental income and costs expected to be incurred as an autonomous entity and specifically related to the separation; and
•	Other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.
In connection with the spin-off, Trinzic will enter into a transition services agreement (“TSA”) with KBR pursuant to which KBR will continue to provide us with support services at a fair and reasonable cost to us, including, but not limited to, information technology, procurement, customer service, quality and regulatory affairs, accounting, human resources, and distribution and logistics services. In addition, Trinzic and KBR will enter into master services agreements (“MSAs”) to govern certain business relationships between KBR and Trinzic that will continue following termination or expiration of the TSA, including with respect to business operations and contracts that cannot be transferred during the term of the transition services TSA. Discussions regarding the TSA and MSAs are ongoing and will be completed prior to the spin-off. The adjustments for the TSA and MSAs are not expected to have a material impact on pro forma net income for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026, as the unaudited historical condensed combined statements of operations and audited historical combined statements of operations already reflects allocations of costs for these services that are not expected to be materially different under the TSA and MSAs and, accordingly, the pro forma condensed combined financial statements do not reflect any adjustments to reflect the TSA and MSAs. Our expectation is that these adjustments will not have a material impact based upon the expected terms of the services to be provided under the TSA and MSAs as of the date of this information statement and are subject to change.
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X.
The unaudited pro forma condensed combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. These unaudited pro forma condensed combined financial statements are subject to change as KBR and Trinzic finalize the terms of the separation agreement and other agreements and transactions related to the separation.
The unaudited pro forma condensed combined financial statements are presented for informational purposes only and do not purport to represent what our financial position and results of operations actually would have been had the Pro Forma Transactions occurred on the dates indicated, or to project our financial performance for any future period. The unaudited pro forma condensed combined financial statements are based on information and assumptions, which are described in the accompanying notes.
Our unaudited historical condensed combined financial statements and audited historical combined financial statements, which were the basis for the unaudited pro forma condensed combined financial statements, were prepared on a carve-out basis, as we did not operate as a standalone entity for the periods presented. Accordingly, such financial information reflects an allocation of general corporate costs, such as information technology, finance and accounting, human resources, legal, and other expenses. The allocations have been determined based on assumptions that we believe are reasonable; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently of KBR during the periods or at the dates presented.
The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting (including the impact of changes to our legal entity structure in anticipation of the separation) and autonomous entity adjustments. The unaudited pro forma condensed combined financial information reported below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited condensed combined financial statements and our audited combined financial statements included elsewhere in this information statement.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of July 3, 2026

Dollars in millions	Historical (Unaudited)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$147	$—		$—		$147
Accounts receivable, net of allowance for credit losses	605	—		—		605
Contract assets	88	—		—		88
Other current assets	46	—		—		46
Current assets of discontinued operations	15	—		—		15
Total current assets	901	—		—		901
Pension assets	110	—		—		110
Property, plant, and equipment, net of accumulated depreciation (including net PPE owned by a variable interest entity)	145	2	(h)	—		147
Operating lease assets right-of-use assets	138	—		—		138
Goodwill	2,089	—		—		2,089
Intangible assets, net of accumulated amortization	583	—		—		583
Equity in and advances to unconsolidated affiliates	71	—		—		71
Deferred income taxes	5	—		—		5
Other assets	26	—		—		26
Total assets	$4,068	$2		$—		$4,070
Liabilities and Equity
Current liabilities:
Accounts payable	$382	$—		$—		$382
Contract liabilities	87	—		—		87
Accrued salaries, wages, and benefits	205	7	(g)	—		212
Current maturities of long-term debt	8	31	(a)	—		39
Other current liabilities	86	1	(h)	—		87
Current liabilities of discontinued operations	16	—		—		16
Total current liabilities	784	39		—		823
Employee compensation and benefits	38	4	(g)	—		42
Deferred income taxes	106	—		—		106
Long-term debt	108	1,633	(a)	—		1,741
Operating lease liabilities	150	—		—		150
Other liabilities	104	2	(h)	—		106
Total liabilities	1,290	1,678		—		2,968
Commitments and Contingencies (Notes 5, 10, and 11)
Trinzic shareholders’ equity:
Common stock	—	—		—		—
Paid-in capital in excess of par	—	1,913	(c)	—		1,913
Net parent investment	3,589	(3,589)	(c)	—		—
AOCL	(807)	—		—		(807)
Total Trinzic shareholders’ equity	2,782	(1,676)		—		1,106
Noncontrolling interests	(4)	—		—		(4)
Total shareholders’ equity	2,778	(1,676)		—		1,102
Total liabilities and shareholders’ equity	$4,068	$2		$—		$4,070

Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended July 3, 2026

In millions, except per share data	Historical (Unaudited)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Revenue	$2,604	$—		$—		$2,604
Cost of revenue	(2,239)	—		—		(2,239)
Equity in earnings of unconsolidated affiliates	21	—		—		21
Selling, general, and administrative expenses	(173)	—		—		(173)
Lease right-of-use asset impairment	(13)	—		—		(13)
Other operating expense	(3)	—		—		(3)
Operating income	197	—		—		197
Interest expense	(5)	(55)	(a)	—		(60)
Income (loss) from continuing operations before income taxes	192	(55)		—		137
Provision for income taxes	(45)	14	(b)	—		(31)
Net income (loss) from continuing operations	147	(41)		—		106
Net income (loss)	147	(41)		—		106
Net income (loss) attributable to Trinzic	$147	$(41)		$—		$106
Unaudited pro forma net income (loss) attributable to Company per share
Basic loss per share from continuing operations						$
Basic loss per share from discontinued operations						$
Loss per share attributable to Trinzic						$
Diluted loss per share from continuing operations						$
Diluted loss per share from discontinued operations						$
Diluted loss per share attributable to Trinzic						$
Unaudited pro forma basic weighted average common shares
Unaudited pro forma diluted weighted average common shares

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended January 2, 2026

In millions, except per share data	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Revenue	$5,256	$—		$—		$5,256
Cost of revenue	(4,572)	—		—		(4,572)
Equity in earnings of unconsolidated affiliates	33	—		—		33
Selling, general, and administrative expenses	(342)	(5)	(e),(f)	—		(347)
Other operating income	2	—		—		2
Operating income (loss)	377	(5)		—		372
Interest expense	(13)	(111)	(a)	—		(124)
Other non-operating expense	(1)	—		—		(1)
Income (loss) from continuing operations before income taxes	363	(116)		—		247
Provision for income taxes	(82)	29	(b)	—		(53)
Net income (loss) from continuing operations	281	(87)		—		194
Net loss from discontinued operations, net of tax	(55)	—		—		(55)
Net income (loss)	226	(87)		—		139
Less: Net loss attributable to noncontrolling interests included in discontinued operations	(19)	—		—		(19)
Net income (loss) attributable to Trinzic	$245	$(87)		$—		$158
Unaudited pro forma net income (loss) attributable to Company per share
Basic earnings (loss) per share from continuing operations						$
Basic earnings (loss) per share from discontinued operations						$
Basic earnings (loss) per share attributable to Trinzic						$
Diluted earnings (loss) per share from continuing operations						$
Diluted earnings (loss) per share from discontinued operations						$
Diluted earnings (loss) per share attributable to Trinzic						$
Unaudited pro forma basic weighted average common shares						$
Unaudited pro forma diluted weighted average common shares						$

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
For further information regarding our unaudited historical condensed combined financial statements and audited historical combined financial statements, please see the unaudited historical condensed combined financial statements and audited historical combined financial statements included elsewhere in this information statement. The unaudited pro forma combined balance sheet as of July 3, 2026 and the unaudited pro forma combined statements of operations for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026 include adjustments related to the following:
Transaction Accounting Adjustments:
(a)
Reflects indebtedness of approximately $1,800 million, which will be incurred by Trinzic in connection with the spin-off. We anticipate debt issuance costs of approximately $20 million, resulting in a net debt adjustment of $1,780 million. We plan to repay our existing debt of $116 million and distribute approximately $1,664 million of the capital raised from the issuance of debt to KBR in connection with the spin-off. The terms of this indebtedness and the distribution to KBR are subject to change and have not been finalized, and the pro forma adjustments may change accordingly.

Based on the anticipated debt agreements, we have calculated interest expense using alternative referenced rates plus applicable borrowing spreads, which resulted in an effective interest rate of approximately 6.4% and 6.5% for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026, respectively. The unaudited pro forma combined statements of operations reflect estimated interest expense of $55 million and $111 million for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026, respectively, which includes interest expense and amortization of debt issuance costs. This adjustment also includes the removal of the interest expense of $3 million and $7 million for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026, respectively, related to our existing debt, which is anticipated to be repaid with the proceeds from the new debt issuance.
A 1/8% change to the annual interest rate would change interest expense by $1 million and $2 million for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026, respectively.
(b)
Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates. Since the adjustments are primarily expected to be incurred in the U.S. and the UK, the statutory tax rates applied are approximately 25% and 25%, respectively. The U.S. represents a blended rate that is calculated based on the U.S. federal statutory rate of 21% and a blended state statutory rate of 4%. The effective tax rate of Trinzic could be different (either higher or lower) depending on activities subsequent to the spin-off.

(c)
Represents the reclassification of KBR’s net investment in us, including other pro forma adjustments, into common stock, par value $[•], and paid-in capital in excess of par to reflect the number of shares of our common stock expected to be outstanding at the spin-off date based upon a distribution ratio of [•] share[s] of our common stock for every [•] share[s] of KBR common stock.

The adjustments to paid-in capital in excess of par is summarized below:

Adjustments	Note	($ in millions)
Cash distributed to KBR	(a)	(1,664)
Net parent investment	(c)	3,589
Employee related liabilities	(g)	(11)
Leases	(h)
Common stock distributed	(c)	[•]
Total adjustment		$1,913

(d)
The total weighted-average number of shares of our common stock used to compute basic net loss per share for the six months ended July 3, 2026 and the fiscal year ended January 2, 2026 is [•] and [•], respectively, which includes the shares distributed by KBR to its shareholders on the distribution date based on a distribution ratio of [•] share[s] of Trinzic’s common stock for every [•] share[s] of KBR common stock.

For the six months ended July 3, 2026 and the fiscal year ended January 2, 2026, the weighted average number of shares used to compute diluted net loss per share is based on the weighted average number of basic shares of our common stock plus an estimated [•] and [•] shares, respectively, related to the assumed vesting of [•].

The actual future impact of potential dilution from stock-based awards granted to our employees under KBR equity plans will depend on various factors, including employees who may change employment from KBR to Trinzic.
(e)
Reflects $2 million of retention bonuses related to the spin-off that will be settled primarily in shares of Trinzic common stock after the spin-off. These costs are not expected to recur after the spin-off. These costs have been reflected in selling, general, and administrative expenses in the unaudited pro forma combined statement of operations for the fiscal year ended January 2, 2026.

(f)
Reflects $3 million of rebranding, advertising, and other nonrecurring costs related to the spin-off, which are expected to be incurred and paid by Trinzic within 12 months following the completion of the spin-off. These costs are not expected to recur after the spin-off. These costs have been reflected in selling, general, and administrative expenses in the unaudited pro forma combined statement of operations for the fiscal year ended January 2, 2026. Actual charges that will be incurred could be different from these estimates. Subject to the terms of the separation agreement, we expect that all other non-recurring costs related to the spin-off will be incurred and payable by KBR and are not reflected as pro forma adjustments.

(g)
Reflects payroll and other employee benefits liabilities for corporate employees that will transfer with Trinzic upon completion of the spin-off. These liabilities were not recorded in our historical combined financial statements as the employees have not historically been dedicated to Trinzic. These liabilities are recorded within accrued salaries, wages and benefits, and employee compensation and benefits in the unaudited pro forma combined balance sheet.

(h)
Reflects the finance lease asset and related liabilities for leases historically dedicated to support corporate functions that have been identified as conveying with Trinzic upon completion of the spin-off. These finance lease assets are recorded within property, plant, and equipment, net, while the related lease liabilities are recorded within other current liabilities and other liabilities in the unaudited pro forma combined balance sheet.

Autonomous Entity Adjustments:
Autonomous entity adjustments have been evaluated but are not reflected in the unaudited pro forma condensed combined financial statements because they are currently considered either not applicable or not material. This assessment is subject to change as additional information becomes available. Prior to the effectiveness of the registration statement of which this information statement forms a part, we will include autonomous entity adjustments and related notes in an amendment to this information statement to the extent such adjustments become applicable or material.

BUSINESS
Our Company
Trinzic is a global national security, space, and technology company with mission solutions serving the U.S. federal government, allied nations, and commercial customers. Built on decades of proven expertise in the world’s highest-priority missions, we partner with our customers to solve their most complex challenges in national security, space, integrated air and missile defense, connected battlespace, defense systems modernization, global mission operations and sustainment, space exploration, and health and human performance. Across our engagements, we connect complex systems critical for mission success and keep them moving forward with speed and rigor. Together, these capabilities form an integrated portfolio purpose built to advance the missions that matter most.
What sets Trinzic apart is the convergence of the following core strengths:
•
Trusted mission expertise. We are deeply embedded in our customers’ missions, bringing deep mission expertise and partnership to deliver measurable outcomes with lasting value and impact through a differentiated, commercial, vendor-agnostic model.

•	Technology-forward approach. We harness, adapt, and rapidly deploy advanced technologies to address critical and rapidly changing mission needs.
•
Global presence with sovereign delivery. We serve our customers wherever their missions demand, harnessing our global presence, decades of experience developing and deploying technologies and capabilities. Our sovereign delivery capabilities provide autonomy, independence, and partnership with allied nations as well as safety, resilience, and dependability for the missions we serve.

•
Scaled operations and stable, diversified, long-term contract base. Already operating at scale, we derive a majority of our revenue from diversified, long-term contracts that provide a high degree of revenue visibility at predictable margins and high renewal rates.

•
Efficient cost-structure and predictable cash flows. Our stable, predictable revenue model, combined with our efficient cost structure and capital-light business model, supports strong, predictable cash flows.

Following the spin-off from KBR, Trinzic will be a pure-play, at-scale, established, and differentiated provider of technology and mission solutions with a broad, global customer base. With approximately $5.3 billion and $2.6 billion in total revenue for fiscal year 2025 and for the six months ended July 3, 2026, respectively, and approximately 18,000 employees (excluding contingent workers) as of January 2, 2026, Trinzic offers differentiated scale and strategic customer proximity across over 60 locations in North America, Europe, and Australia/Pacific. The spin-off is expected to enable improved focus on strategic growth in Trinzic’s large, attractive national security and space markets globally and the commercial solutions to the missions we serve, as well as elevated brand awareness and clarity, a fit-for-purpose capital structure and capital deployment, and a clearer investment profile.
Our Customers
Our diverse customer base includes domestic and foreign governments and commercial customers. The U.S. federal government is one of the largest consumers of information and technology solutions in the United States, and DoW is one of the largest consumers of these solutions within the U.S. federal government. In fiscal year 2025 and for the six months ended July 3, 2026, we generated 84% and 83%, respectively, of our total revenue from contracts from the U.S. federal government, with 64% and 65%, respectively, of our total revenue generated from DoW contracts. These contracts are sourced from a wide variety of agencies within the DoW, including the U.S. Space Force, the U.S. Air Force, the U.S. Army, the U.S. Navy, and from a variety of different sub-agencies within these Armed Services customers. No other customers represent 10% or more of our consolidated revenue in fiscal year 2025. Our other U.S. federal government customers include intelligence community agencies, such as the National Geospatial-Intelligence Agency and the National Reconnaissance Office, as well as federal civilian agencies, such as NASA, the U.S. Geological Survey, the National Oceanic and Atmospheric Administration, and the Department of Homeland Security. In the UK, we also support the Ministry of Defence with long-term contracts providing military logistics and operational support, and in Australia we provide integrated solutions for the Australian Department of Defence for air and space programs. Our revenue from international government customers was $726 million and $391 million for fiscal year 2025 and for the six months ended July 3, 2026, respectively.

The table below summarizes our revenue during the six months ended July 4, 2025 and July 3, 2026 and our last three fiscal years from contracts with U.S. and UK government agencies for which we are the prime contractor, as well as for those contracts in which we are a subcontractor and the ultimate customer is a U.S., UK, or Australian government agency, respectively.
Revenue by customer type was as follows for each of the periods presented:

	Six months ended
Dollars in millions	July 3, 2026	July 4, 2025
U.S. Government Defense and Intelligence Customers	$1,650	$1,762
U.S. Government Federal Civilian Customers	516	554
International Government Customers	391	348
Commercial and Infrastructure Customers	47	53
Total revenue	$2,604	$2,717

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
U.S. Government Defense and Intelligence Customers	$3,370	$3,292	$3,039
U.S. Government Federal Civilian Customers	1,056	1,112	1,052
International Government Customers	726	705	627
Commercial and Infrastructure Customers	104	109	104
Total revenue	$5,256	$5,218	$4,822

Revenue by geographic destination was as follows for each of the periods presented:

	Six months ended
Dollars in millions	July 3,	July 4,
Total by Countries/Region	2026	2025
United States	$1,901	$1,964
Europe	433	507
Middle East	63	65
Australia	128	106
Africa	39	36
Asia	9	13
Other countries	31	26
Total revenue	$2,604	$2,717

	Year ended
Dollars in millions Total by Countries/Region	January 2, 2026	January 3, 2025	December 29, 2023
United States	$3,770	$3,503	$3,096
Europe	990	1,258	1,272
Australia	219	202	204
Middle East	123	110	105
Africa	77	70	70
Asia	20	18	17
Other countries	57	57	58
Total revenue	$5,256	$ 5,218	$4,822

Revenue and percentage of combined revenue from major customers were as follows for each of the periods presented:

	Year ended
Dollars in millions	January 2, 2026		January 3, 2025		December 29, 2023
U.S. government	$4,426	84%	$4,350	83%	$4,000	83%
UK government	$486	9%	$484	9%	$408	8%
Other government, commercial and infrastructure	$344	7%	$384	8%	$414	9%

Accounts receivable and percentage of combined accounts receivable from major customers follows for each of the periods presented:

Dollars in millions	January 2, 2026		January 3, 2025
U.S. government	$508	79%	$523	77%
UK government	$23	4%	$27	4%
Other government, commercial and infrastructure	$114	17%	$125	19%

Prime Contracts and Subcontracts
For our U.S. government contracts, we generated 82% and 81% of our revenue for fiscal year 2025 and for the six months ended July 3, 2026, respectively, by serving as the prime contractor on end customer contracts and the remaining 18% and 19% as a subcontractor or supplier, respectively. The nature and risk profile of our work is not significantly different whether we are performing as a prime contractor or subcontractor.
Our Competitive Strengths
Our competitive strengths include our deep mission expertise, technology-forward approach supported by a proven business model, and global scale with sovereign delivery. In addition, we benefit from a stable, diversified, long-term contract base, strong cash flow generation, and an efficient, capital-light cost structure. We believe these strengths position us well to capitalize on significant opportunities in our growing and rapidly evolving markets.
Trusted Mission Expertise
Our people are experts in our customers’ missions, positioning us to understand, define, and address complex mission needs in today’s operational environments. This fundamental mission expertise, cultivated through longstanding customer relationships and years of supporting customers on site directly, enables us to develop and apply technological and operational solutions relevant to each mission, which we believe distinguishes us from many of our competitors. Of our approximately 18,000 employees as of January 2, 2026, approximately one-quarter hold advanced degrees and over one-third hold national security clearances to perform within classified and highly sensitive programs.
In partnership with our customers, we deliver our deep expertise and technology solutions through a differentiated, vendor-agnostic model incorporating the most effective commercial solutions available. In a market traditionally segmented by either OEMs or staff augmentation contractors, government customers increasingly recognize the need for industry partners who fit between these two categories. Our customers require a trusted, hybrid integrator that can adapt advanced technologies for mission value, evaluate and adopt the best commercial technology components, and seamlessly connect systems for maximum mission impact. This need strongly aligns with our capabilities, and our business model directly addresses it. We act as a trusted partner to our customers in designing, developing, and implementing their system and platform architectures, leveraging both our mission expertise and innovative technical solutions. We also deliver our solutions primarily through a service, rather than a product business model, enabling us to be agile and adaptable as we support our customers. This approach allows us to deliver the best solution for the mission, agnostic to underlying technology components whether old or new, and reducing the risk of “vendor lock” (i.e. where a customer has to pick one solution, company, hardware or technology to make all systems connect and work). We also are experienced in addressing our customers’ wide range of evaluation factors (including supply chain resilience, mission complexity, and cost/benefit trade-offs) and procurement models (including cost-reimbursable, unit rate pricing, fixed price, and use of joint ventures, alliances, and privately financed partnerships). We believe this flexibility further differentiates us, builds trust with our customers, and expands available business opportunities.

Technology-Forward Approach
We are pioneers and specialists in applying advanced technologies to address complex mission challenges across the markets we serve. Among other technical areas, our people are experts in:
•	digital engineering and integration;
•	mission software development;
•	mission engineering;
•	AI and data analytics
•	rapid capability prototyping and development in virtual environments; and
•	expeditionary logistics.
We use this expertise to build integrated technology solutions that improve performance, interoperability, efficiency, scalability, resilience, speed, and affordability, enabling us to achieve successful mission outcomes for our customers in challenging environments.
Global Presence with Sovereign Delivery
With operations and customers spanning the U.S., the UK, Australia, the Middle East, and Pacific regions, we believe we are uniquely positioned to support multinational missions and the sovereign defense priorities of our international customers. Our global presence enables us to deliver at scale anywhere, even in remote and austere environments. By co-locating our personnel with customers in the field, Trinzic delivers critical mission support directly to customers on-site, differentiating us from many of our competitors who rely primarily on more traditional advisory approaches, and enabling us to cultivate trusted relationships with customers and a deep understanding of their missions. In addition, our sovereign delivery capabilities allow for autonomy, independence, and partnership with allied nations. International customers benefit from our advanced capabilities, coupled with our deep familiarity with their strategic priorities and operational objectives developed through longstanding relationships built on trust and performance. Our presence within national security and space programs that share capabilities across allied customers, particularly the U.S., the UK, and Australia, elevates our role and impact in the allied national security environment. Our presence, past performance, and access to national security and space customers at high levels of government serve as important differentiators for capability and dependability in these mission-critical settings.
Our ability to thrive in global markets as a sovereign integrator provides further access to growing markets and a strong diversification to our U.S. federal business, which we believe differentiates us from many of our competitors.
Significant Scale and Stable, Diversified, Long-term Contract Base
With $5.3 billion and $2.6 billion in total revenue in fiscal year 2025 and for the six months ended July 3, 2026, respectively, Trinzic will be a pure-play, scaled, and established technology solutions provider in the global national security and space markets. We support all U.S. armed services, several intelligence agencies and allied foreign governments, and a variety of commercial enterprises serving the national security and space markets on a global basis. The majority of our revenue is derived from long-term contracts, with high revenue visibility, high renewal rates, predictable margins, low capital intensity, and strong cash flow conversion. As of July 3, 2026, we had $17.5 billion of total backlog and award options, which represented approximately 3.3 times our fiscal year 2025 revenue, providing significant coverage with a base of future revenue supported by existing contracts. The predictability of our financial performance is further reinforced by our portfolio of enduring public sector programs in the UK, including the Aspire Defence contract, which for 40 years has supported military infrastructure, our longstanding Affinity flight training joint venture, and the Heavy Equipment Transportation contract, highlighting our ability to develop and sustain trusted customer relationships and recurring revenue streams over multiple decades.
In addition, our revenue is diversified across contracts, customers, and geographies. Our 10 largest contracts account for approximately 35% and 33% of revenue for fiscal year 2025 and for the six months ended July 3, 2026, respectively. We believe this diversity across mission domains, funding streams, and contract types provides resilience through political transitions and budgetary cycles, positioning our business to capitalize on sustained investment in national security and space modernization.

Strong, Predictable Cash Flows and Efficient Cost Structure
We believe our portfolio of diversified, long-duration contracts and our capital-light business model supports strong, predictable cash flows. Our primary offering is our highly technical and experienced workforce and the technical solutions they develop internally and in coordination with outside sources to serve the missions of our customers. As a result, we do not need large, upfront capital investments to drive our business model. Our annual capital expenditures have historically been less than 1% of our consolidated revenue and have primarily consisted of computing devices, other information technology assets, and leased facilities, some of which are highly specialized for classified work. Because our offering is primarily human talent, and we deliver our offering to our customers through a diverse portfolio of contracts, we can quickly adjust our cost structure by scaling personnel based on the work to be performed under each contract. While we do have fixed costs to operate the enterprise, these are a small portion of our total cost structure. We believe this highly variable cost structure that pertains to the delivery of contracts generally limits large variations in profits as a percentage of revenue as volumes under contracts change.
Business Environment and Market Trends
Trinzic operates in the dynamic and evolving national security and space markets globally, which are being shaped by several macroeconomic trends driving sustained customer investment: (1) an increasingly complex global threat environment, (2) space as a critical operational domain, (3) rapid digital technology modernization, and (4) the transformation of U.S. and allied defense industries. In light of our competitive strengths, we believe we are strategically well positioned to support our customers as they navigate these changes.
Increasingly Complex Global Threat Environment – Geopolitical instability is intensifying, with the rise of China as a peer competitor to the U.S., ongoing regional conflicts in Eastern Europe and the Middle East, and the proliferation of low-cost, asymmetric threats, including commercially available drones and sophisticated cyber warfare capabilities, that are fundamentally reshaping the modern battlefield and challenging traditional defense paradigms. These emerging threats demand new approaches, as adversaries can now deploy inexpensive, scalable technologies to disrupt operations and exploit vulnerabilities at a fraction of the cost of conventional military systems. To navigate the increasingly complex threat landscape, our customers are emphasizing readiness, deterrence through strength, and rapid defense modernization. We believe our mission expertise, advanced technology capabilities, and global presence with sovereign delivery enable us to support our customers as they seek to respond with agility, speed, proportionality, and cost-effective solutions across a wide range of defense and intelligence missions.
Space as a Critical Operational Domain – Space has emerged as a critical and increasingly contested operational domain for both national security and economic dependency. With the development of anti-satellite weapons, electronic warfare capabilities, and other counterspace technologies, the ability to ensure access to space and protect vital assets in orbit has become central to deterrence and defense. Accordingly, national security customers are accelerating investments in space-based capabilities to deter and counter threats from state actors. At the same time, the commercial and civil space sectors are rapidly transforming, with private companies playing an increasingly central role in human spaceflight and satellite communications. We believe we are well-positioned to support this shift with deep expertise in space operations, mission engineering, and digital integration.
Rapid Digital Technology Modernization – The digital revolution is reshaping defense and intelligence operations. AI, digital modeling and simulation, digital engineering, data analytics, cloud, and cyber capabilities are advancing rapidly, creating both opportunities and challenges for our customers. We are investing in these technologies to deliver actionable insights, enhanced system performance, faster and more cost-effective solutions, and secure critical infrastructure. We believe our ability to integrate digital solutions across the mission life cycle will position us as a trusted partner in enterprise-scale modernization efforts.
Transformation of U.S. and Allied Defense Industries – The defense sectors in the U.S., the UK, Australia, and other allied nations are undergoing the most significant transformation since the Cold War. Governments are prioritizing rapid development and deployment of advanced capabilities such as unmanned systems, hypersonic weapons, missile defense, space superiority, and “C5ISR” (Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance). At the same time, acquisition strategies are shifting toward accelerated delivery of mission value through outcome-based contracting, modular open systems, and cost efficiencies. We expect our technical capabilities, mission expertise, agility, experience in using multiple delivery models, and customer intimacy within these transforming global markets will make our business significantly relevant to these broad market trends.

Together, we believe these trends present a substantial and growing addressable market opportunity for our business. We anticipate that our ability to deliver integrated, outcome-based solutions across domains including defense, intelligence, space, and allied operations will position us to lead in the next era of global security and national resilience.
Our Strategy
The key elements of our strategy are:
Address the most critical national priorities across our global markets. The funding levels of national security and space end markets are large and growing. Due to the macroeconomic trends shaping the national security and space markets globally, our customers are consistently and increasingly investing to maintain superiority over adversaries. We believe our competitive strengths – including our expertise in high-priority mission areas, capability to develop and deploy technology solutions for those missions through a differentiated business model, and global presence at scale – position us well to support our customers as they increase their investments, which we believe in turn will propel Trinzic’s growth. We believe we also are well-positioned to support our customers’ ongoing imperative to repair, modernize, and sustain their facilities globally, which remains a significant spending priority. Our scale of operations in the U.S., the UK, and Australia and our presence in other geographies provide diversification, additional funding sources, and the ability to lead and participate in allied missions of consequence. We plan to continue to drive growth across our global business presence organically and inorganically, applying the same priorities for growth and mission impact as we do domestically.
Advance transformative technology solutions. We intend to continue serving as a trusted partner to our global customers, developing holistic solutions to their challenges, applying advanced digital and physical technologies in innovative new ways to deliver mission impact and efficiency at speed, and supporting the imperative to modernize continuously as technologies evolve. We aim to leverage our advantage in mission insight to anticipate challenges and guide investments in future technology applications, while evaluating inorganic expansions that advance and accelerate mission outcomes and strengthen our differentiation in the market. We also plan to continue to operate and lead at the forefront of digital innovations, including serving as design agent and systems integrator, operationalizing modular open systems architectures, and introducing objectively determined, best-of-breed, commercially available technologies like AI, proprietary processing tools, advanced sensors, and specialized algorithms to maximize speed and effect successful mission outcomes. Where appropriate, we may enter into performance-based arrangements with our customers, where we share economic benefits of delivering superior value to mission sponsors. We believe these arrangements generally support our customers’ interests in driving mission superiority and sourcing the best-available technology to that end.
Drive rigorous operational discipline. We plan to continue executing an efficient, capital-light operating model that drives strong cash flow, as well as effectively managing our working capital to enable strong conversion of net income to operating cash flow. We also intend to pursue a combination of high-quality growth and economies of scale, coupled with an improved mix of performance-based contracting terms to enhance our operating profitability rates in areas of our business over time.
Deliver stakeholder value through disciplined capital deployment. By successfully executing in our large and growing markets and continuing to enhance profitability in areas of our business, we expect to maintain attractive levels of liquidity, giving us significant flexibility to deploy capital toward uses that best deliver value to stockholders in light of prevailing conditions and available opportunities. These uses might include reduction of leverage, returning capital to stockholders, or strategic acquisitions. We have a long, successful track record of executing and integrating acquired businesses, having have transformed our business over the past decade by organically developing new strategic solutions and enhancing our technology capabilities, combined with acquisitions of Honeywell Technology Solutions, Inc., Wyle, Inc., Stinger Ghaffarian Technologies, Inc., Centauri, LLC, and LinQuest Corporation, along with smaller businesses in the UK and Australia. Consistent with requirements of the tax matters agreement and a balanced approach to optimizing our capital structure, we may pursue strategic acquisitions as an element of our growth strategy. Our approach will remain disciplined and focus on (1) acquiring mission-critical capabilities and technologies that strengthen our portfolio and (2) expanding into attractive customer segments that enhance our position in global national security, space, and priority mission areas. We will seek transactions that are accretive, innovative, and culturally aligned, while maintaining rigorous financial discipline to deliver sustainable growth, profitability, and stockholder value.

Key Capabilities
Our capabilities span the full mission lifecycle and address the most critical needs of global national security and space customers. We leverage these capabilities to develop solutions designed to be modular, scalable, and adaptable to the unique mission requirements of each customer while delivering safety, speed, agility, and technical excellence. We have developed unique enterprise mechanisms to facilitate the appropriate exchange of strategic capabilities across our global markets and sovereign business operations, enabled by geopolitical constructs such as the trilateral security partnership between AUKUS. Our core capabilities include:
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Digital Engineering and Integration. We integrate complex systems-of-systems using advanced digital environments, architectures, and common data models. We leverage generative AI and machine learning to create virtual prototypes of mission systems that predict performance and execute design trades before physical development, saving customers time and money while accelerating fielding and improving interoperability. We strategically position our digital engineering facilities, equipment, and specialized tools across global locations, enabling near-real-time identification and evaluation of warfighting scenarios and modeled tactical responses that optimize resource allocation for national security and space missions. Since its inception in 2022, we have served as a key technology integrator for the Air Force’s Collaborative Combat Aircraft program, building and operating the Government Autonomy Modeling and Simulation Environment used to evaluate third-party autonomy technologies for integration readiness. This solution uses modeling, simulation, data analytics, and edge computing to accelerate delivery of operational autonomous capability at reduced cost and compressed timelines. We also leverage digital environments to advance Integrated Air and Missile Defense, integrating advanced technologies with existing systems such as PATRIOT and THAAD to accelerate fielding new technology without vendor lock. We enable programs essential to the Golden Dome program, with advanced detection, tracking, and survivability capabilities in contested environments.

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Mission Engineering. We design mission architectures that enable systems-of-systems to operate seamlessly to achieve specific mission tasks and operational outcomes at an enterprise scale. We incorporate model-based systems engineering, advanced analytics, and AI/machine learning to inform portfolio-level decisions. Through digital modeling and simulation, we optimize system-to-system data exchanges, operational effectiveness, and lifecycle performance. We serve as lead systems integrator for the $42 billion Military Satellite Communications enterprise supporting the U.S. Space Force, providing full lifecycle systems engineering, integration, and digital solutions across the program’s diverse satellites, ground stations, and terminals, efficiently and effectively delivering operationally-relevant, mission-critical communication capability to the warfighter. In the UK, we bring expertise across the full nuclear enterprise, combining experience from major civil nuclear programs with longstanding defense nuclear and national security support. Our solutions help governments strengthen sovereign capability, modernize critical nuclear infrastructure, and support the next generation of defense nuclear programs — including those being shaped through AUKUS and wider allied nuclear partnerships — turning long-term national ambition into safe, secure, and enduring operational capability. For the Australian Department of Defence, we provide integrated solutions supporting air platform mission planning (crewed and autonomous) as well as air and space resource management, integrating U.S. Foreign Military Sales technologies with commercial tools to process and disseminate multi-source data for complex mission plans across benign to highly hostile environments.

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Mission Software Development. We develop and integrate open software architectures that are secure, scalable, and adaptable — supporting missions from space operations to autonomous systems and C5ISR. Our innovative aircraft mission software solutions integrate mission system code from multiple developers. We facilitate a Modular Open System Approach, which ensures government customers maintain architectural control, avoids vendor lock, enables faster innovation cycles, reduces upgrade costs, and delivers operational agility to respond to rapidly evolving threats. We anticipate this approach will expand to additional U.S. Air Force Program Executive Offices given its alignment with current DoW acquisition objectives. We empower the U.S. Navy to develop and deploy secure, interoperable multi-cloud Sensitive Compartmented Information environments across Amazon Web Services, Microsoft Azure, and Google Cloud — integrating software-defined networking, confidential computing, and zero-trust architectures to protect classified workloads while accelerating innovation.

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Data Analytics and Artificial Intelligence. We deliver AI-powered analytics that generate actionable insights for complex mission decisions, applying data science, machine learning, and predictive analytics to enhance situational awareness, decision-making, and system performance. We lead the prototyping and evolution of advanced web-based Common Geo-Positioning Services supporting U.S. intelligence and defense missions — enabling advanced targeting, image chain analysis, space-based sensor modeling with automated intelligence surveillance and reconnaissance. These solutions are used by over 40,000 unique users spanning the DoW, allied partners, and other government agencies. Our cloud services deliver scalability, AI-driven image analytics, and secure data environments at the leading edge of geospatial intelligence. Iron Stallion, our premier enterprise web application for space domain awareness that processes millions of data elements daily, delivers AI-enhanced decision-support capabilities enabling space operators and analysts to prioritize and respond to daily operational requirements and emerging real-world events. Our cloud-based AI and machine learning solutions have transformed national land cover intelligence for the United States Geological Survey, significantly compressing production timelines, reducing costs, and unlocking actionable insights from decades of land cover data.
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Rapid Capability Development. We design, integrate, and field advanced research, development, and test and evaluation capabilities. Our agile prototyping processes enable us to respond quickly to emerging threats and evolving mission needs. We deliver operational capabilities in electronic warfare and spectrum superiority — advancing, prototyping, and integrating space control systems for the warfighter, with teams deploying alongside the U.S. Army to generate mission effects and create tactical advantages across the complex spectrum battlefield. We also integrate, test, and deliver directed energy prototype platforms, including the High Energy Laser Weapon Module and other advanced technology components, with full lifecycle support encompassing maintenance and training for systems fielded domestically and deployed globally. Our high energy laser systems, at Technology Readiness Level 8, are designed for the urgent CUAS mission and have proven effective at tracking and defeating drone threats.

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Health and Human Performance. We are a leader in delivering health and human performance solutions to customers facing the most extreme mission conditions in warfare, space, and austere or isolated environments. We deploy leading medical, health, and wellness scientists who assess operating environments and prepare personnel for the human performance factors critical to mission success. As the flagship astronaut health and performance partner to NASA, we apply advanced biomedical research, predictive modeling, and engineering innovation to support crews for spaceflight — having supported U.S. astronauts since 1968 and now powering the Artemis moon-landing program, the International Space Station, and Commercial Crew missions through integrated health systems and digital technologies. Through the Preservation of the Force and Family program, we embed experts with U.S. Special Operations Command personnel to strengthen the physical, mental, and emotional resilience of special operations forces and their families, improving readiness and sustained performance on and off the battlefield.

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Global Expeditionary Logistics. We deliver rapid, scalable logistics solutions spanning national security and humanitarian deployments globally — establishing and sustaining life support, including safety, security, and health services for quick-reaction operations as well as major permanent installations. We operate and sustain major U.S. military sites globally, including Naval Support Facility Diego Garcia (Indian Ocean), Naval Support Facility Djibouti (Horn of Africa), Incirlik Air Base (Türkiye), Camp Bondsteel (southeastern Kosovo), and Mihail Kogălniceanu Air Base (Romania), maintaining critical power, water, airport, seaport, and life support operations. For commercial aerospace customers such as Honeywell Technologies, we provide integrated supply chain and production solutions to support their global operations, leveraging advanced technology, data analytics, and tailored approaches to maximize operational value and productivity. Through our UK operations, we deliver infrastructure, facilities management, logistics, and operational support to defense and government customers overseas, including the UK Naval Support Facility in Bahrain and British Embassy estates across the Middle East, sustaining operational readiness and diplomatic presence in strategically complex environments.

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Systems Operations and Sustainment. We deliver mission-critical operations, maintenance, and sustainment services that enhance readiness and reliability across multiple theaters worldwide. Our capabilities include mission operations analysis and decision support that empower commanders to model people, platforms, networks, and workflows. We provide Concept of Operations visualization and model-based systems engineering toolchains — enabling digital twin testing of alternatives before committing resources. We support Naval aviation readiness by migrating technical data and sustainment workflows to modern, data-centric platforms with enterprise data transport, standard data repositories, and cloud test environments serving approximately 58,000 users, driving predictive maintenance analytics, increased aircraft readiness, and lower sustainment costs. For the Royal Australian Navy, we provide AI/machine learning-powered asset management for the Amphibious Combat and Supply surface fleet, enhancing long-term maintenance planning, lifecycle cost analysis, and decision support. For NASA, we deliver end-to-end human spaceflight mission operations from vehicle design and development to mission planning, training, and 24/7 real-time flight execution and including vehicle command and control and comprehensive international partner integration to advance the future of space exploration.
Backlog of Unfilled Orders
Backlog represents the estimated dollar amount of revenue we expect to realize in the future as a result of performing work on contracts and our pro-rata share of work to be performed by our unconsolidated joint ventures. We define backlog, as it relates to U.S. federal government contracts, as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period (including customer-approved option periods) for which work scope and price have been agreed upon with the customer. We define funded backlog as the portion of backlog for which funding currently is appropriated, less the amount of revenue we have previously recognized. We define unfunded backlog as the total backlog less the funded backlog.
Our backlog does not include any estimate of future potential delivery orders that might be awarded under our government-wide acquisition contracts, agency-specific indefinite delivery/indefinite quantity contracts, or other multiple-award contract vehicles, nor does it include option periods that have not been exercised by the customer.
Within our business, we calculate estimated backlog for long-term contracts associated with the UK government’s Private Finance Initiatives (“PFIs”), which are long-term contracts that outsource the responsibility for the construction, procurement, financing, operation, and maintenance of government-owned assets to the private sector based on the aggregate amount that our customer would contractually be obligated to pay us over the life of the contract. We update our estimates of the future work to be executed under these contracts on a quarterly basis and adjust backlog, if necessary.
Backlog is not necessarily an indicator of future revenue. Because of variations in the nature, size, expected duration, funding commitments, and the scope of services required by Trinzic’s contracts, the amount and timing of when backlog will be recognized as revenue includes significant estimates and can vary greatly between individual contracts. See the section entitled “Risk Factors” for a discussion of other factors that may cause backlog to ultimately convert into revenue at different amounts.
We have included in the table below our proportionate share of unconsolidated joint ventures’ estimated backlog. As these contracts are accounted for under the equity method, only our share of future earnings from these contracts will be recorded in our results of operations. Our proportionate share of backlog for contracts related to unconsolidated joint ventures totaled $1.7 billion at July 3, 2026.
In addition to funded backlog, certain contracts include unexercised options that, if awarded, would increase the total potential contract value. These options are not included in backlog because they are subject to future customer decisions and funding. While there is no guarantee these options will be exercised, they represent meaningful opportunities for future growth.
The following table summarizes our backlog and award options as of July 3, 2026, January 2, 2026 and January 3, 2025. The disposal of HomeSafe met the requirements to be reported as discontinued operations. Accordingly, backlog as of July 3, 2026 and January 2, 2026, do not include any amounts related to HomeSafe.

Dollars in millions	July 3, 2026	January 2, 2026	January 3, 2025
Backlog	$12,282	$12,552	$12,478
Award options	5,192	6,347	3,975
Total backlog and options	$17,474	$18,899	$16,453

We estimate that as of July 3, 2026, 30% of our backlog will be executed within one year. Of this amount, we estimate that 96% will be recognized in revenue on our combined statements of operations and 4% will be recorded by our unconsolidated joint ventures. As of July 3, 2026, we had approximately $5.2 billion of priced option periods not yet exercised by the customer for U.S. government contracts that are not included in the backlog amounts presented above.

Competitive Landscape
We compete against both well-established corporations and smaller, more specialized companies to provide services to U.S. and global customers. We compete primarily with government services contractors with specialized capabilities, such as Leidos Holdings, Inc., CACI International Inc., Booz Allen Hamilton Inc., Science Applications International Corporation, Parsons Corporation, Peraton Corporation, ManTech International Corporation, Amentum Holdings, Inc., and V2X, Inc.
Our competition also includes large defense contractors such as General Dynamics Corporation and Huntington Ingalls Industries, Inc. In addition, in the international markets where we operate, we may face competition from non-U.S. enterprises that may have established relationships or local workforce advantages.
Reliance on Third Parties
We rely on third-party subcontractors, suppliers, and equipment manufacturers in order to complete many of our contracts. These third parties provide specialized personnel, technologies, equipment, materials, and services required to meet customer requirements, particularly for our U.S. government contracts that are subject to rigorous regulatory, security, and compliance standards. Certain subcontractors and suppliers, such as those used on our U.S. government contracts, are subject to the same rigorous government requirements that we are and if they are unable to comply with these requirements, in many cases, there are limited alternative subcontractors and suppliers available in the market, particularly those with the requisite security clearances. As a result, the availability and capability of qualified third-party providers are an important component of our contract execution model. If subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized. See the section entitled “Risk Factors—Risks Related to Our Business—Dependence on third-party subcontractors, suppliers, and equipment manufacturers could adversely affect our financial performance on contracts.”
Government Contracts and Regulations
We contract with numerous U.S. federal government agencies and entities, principally the DoW, NASA, and certain intelligence agencies. When working with these and other U.S. federal government agencies and entities, we must comply with various laws and regulations relating to the formation, administration, and performance of contracts. U.S. federal government contracts are generally subject to the FAR, which sets forth policies, procedures, and requirements for the acquisition of goods and services by the U.S. federal government, other agency-specific regulations that implement or supplement the FAR — such as the DoW FAR Supplement — and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination, and adjustment and audit requirements. Among other things, these laws and regulations:
•	Require certification and disclosure of all cost and pricing data in connection with certain contract negotiations.
•	Define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-type U.S. federal government contracts.
•	Require compliance with CAS.
•	Require reviews by the DCAA, DCMA, and other regulatory agencies for compliance with a contractor’s business systems.
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Restrict the use and dissemination of and require the protection of unclassified contract-related information and information classified for national security purposes and the export of certain products and technical data.

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Prohibit competing for work if an actual or potential organizational conflict of interest, as defined by these laws and regulations, related to such work exists and/or cannot be appropriately mitigated, neutralized, or avoided.

Our U.S. business primarily performs work under cost-reimbursable contracts with the DoW and other U.S. federal government agencies. If the U.S. federal government concludes costs charged to a contract are not reimbursable under the terms of the contract or applicable procurement regulations, these costs are disallowed, or, if already reimbursed, we may be required to refund the reimbursed amounts to the customer. Such conditions may also include interest and other financial penalties. If performance issues arise under any of our government contracts, the customer retains the right to pursue remedies, which could include termination under any affected contract. Generally, our customers have the contractual right to terminate or reduce the amount of work under our contracts at any time.
Our business also performs work under long-duration PFI contracts, such as our Aspire Defence and UK Military Flying Training System contracts. PFI arrangements are predominantly fixed-price in nature, and therefore the PFI portion of backlog primarily reflects fixed-price contractual structures. The PFI contracts in which we participate are all located in the UK, and involve the provision of services to various types of assets ranging from acquisition and maintenance of major military equipment and housing to transportation infrastructure. Under most of these PFI contracts, the primary deliverables of the contracting entity are the initial construction or procurement of assets for the customer and the subsequent provision of life cycle management services for the life of such assets. The amount of remuneration from the customer to the contracting entity is negotiated on each contract and varies depending on the specific terms for each PFI.
Contract Types
The Company generates revenue from contract pricing structures that broadly consist of fixed-price, cost-reimbursable, or time-and-materials, or a combination of the three.
Cost-reimbursable contracts generally have variable price based upon our actual allowable direct contract costs and allowable indirect cost. Profit on cost-reimbursable contracts may be in the form of a fixed fee or a mark-up applied to costs incurred, or a combination of the two. The fee may also be an incentive fee based on performance indicators, milestones, or targets and can be based on customer discretion or in the form of an award fee determined based on customer evaluation of the Company’s performance against contractual criteria. Cost-reimbursable contracts are generally less risky because the owner/customer retains many of the contract risks. However, it generally requires us to use our best efforts to accomplish the scope of the work within a specified time and budget.
Time-and-materials contracts typically provide negotiated fixed hourly rates for specified categories of direct labor. The rates cover the cost of direct labor, indirect expense, and fee. These contracts can also allow for reimbursement of cost of material plus a fee, if applicable. This type of contract is generally used when there is uncertainty of the extent or duration of the work to be performed by the contractor at the time of contract award, or it is not possible to anticipate costs with any reasonable degree of confidence. With respect to time-and-materials contracts, we assume the price risk because our costs of performance may exceed negotiated hourly rates. These types of contracts may also provide for a guaranteed maximum price where the total cost plus the fee cannot exceed an agreed upon guaranteed maximum price or not-to-exceed provisions.
Under fixed-price contracts, we perform a defined scope of work for a specified fee to cover all costs and any profit element. Fixed-price contracts entail risk to us because they require us to predetermine the work to be performed, the contract execution schedule, and all the costs associated with the scope of work. Although fixed-price contracts involve greater risk than cost-reimbursable contracts, they also are potentially more profitable because the owner/customer pays a premium to transfer contract risks to us.

The following tables set forth the percentages of revenue represented by types of contracts for each of the six months ended July 4, 2025 and July 3, 2026 and the last three fiscal years:

	Six months ended
Dollars in millions	July 3, 2026	July 4, 2025
Cost Reimbursable	$1,517	$1,744
Time-and-Materials	403	401
Fixed Price	684	572
Total revenue	$2,604	$2,717

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Cost Reimbursable	$3,304	$3,507	$3,287
Time-and-Materials	768	721	694
Fixed Price	1,184	990	841
Total net revenue	$5,256	$5,218	$4,822

Environmental Regulation
Our business involves management, operations and maintenance at various contract sites throughout the world, which may be in and around sensitive environmental areas. Our operations may require us to manage, handle, transport and dispose of toxic or hazardous substances, which are subject to stringent and complex laws relating to environmental protection.
Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental and worker health and safety laws and regulations, and some laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts that complied with all applicable laws at the time these acts were performed. Liabilities related to environmental contamination or human exposure to hazardous substances or a failure to comply with any applicable environmental and worker health and safety laws and regulations could result in substantial costs to us, including cleanup costs, fines, civil or criminal sanctions, third-party claims for property damage, personal injury or cessation of remediation activities. For additional information relating to environmental regulations, see the section entitled “Risk Factors.”
Human Capital Management
As of January 2, 2026, Trinzic employed approximately 18,000 people (excluding contingent workers) performing multifaceted, complex, and mission-critical roles in over 36 countries. Of these employees, approximately one-quarter hold advanced degrees and over one-third hold national security clearances to perform within classified and highly sensitive programs. In addition, our unconsolidated joint ventures employ approximately 650 employees. Approximately 2,000 employees within our U.S. contract portfolio are represented by labor unions or covered by collective bargaining agreements, of which approximately 50% are based outside the U.S. We believe our relationship with our employees has generally been good and continues to be good and stable.
Following the separation, we intend to evolve our employee value proposition (“EVP”), the unique set of experiences and offerings we use to differentiate us from competitors for our employees’ time and talents. The EVP will describe in practical terms how we put our people first, considering the following elements.
Purpose: Purpose will be central to our EVP. The important work we do is what we believe enables us to attract and retain some of the world’s best talent, who thrive in a purposeful environment.
Values: Values unite employees across cultures, guiding behavior and decision-making throughout our company. We have embedded our values in our business processes and established them as a foundation for our learning and development activities. We regularly celebrate employees who epitomize values-led behaviors. Following the separation, we will refresh our values to maintain our values-lead ways of working.
Health and Safety: We are subject to numerous worker health and safety laws and regulations. Our commitment to the health and safety of each employee, as well as anyone we work with, is the foundation of our Zero Harm culture.

Our employees’ willingness to implement each commitment into their daily work tasks is vital to our operations and has contributed to our strong safety performance among our customers, partners, and peers.
Ethics and Compliance: We believe that an ethical culture, where employees are treated fairly, respectfully, and without favoritism, is key to employee satisfaction and retention. We promote a speak-up culture where employees can be comfortable making reports of possible unethical behavior and workplace issues and confident they will be protected against retaliation of any kind.
Career: Providing the opportunity to grow at our company is a key component of our long-term success. We have a good reputation among our employees for providing growth opportunities and have continued to focus on enhancing these growth prospects, including through formal mentoring and sponsorship programs, skills for the future offerings, and an internal career pathways forum. In addition, we invest in training for our employees across a range of topics that align with and enhance our values, including programs that focus on leadership, ethics, and technical development.
Total Reward: We benchmark pay and benefits in local markets and expand our offerings to help us attract and retain the best and brightest talent.
Talent Acquisition: Our talent acquisition strategy aligns recruitment efforts with broader business objectives. This unified approach ensures consistency across businesses while empowering teams to tailor strategies to their local markets. We work together to continually improve process consistency, adoption of best practices, and scalability. These efforts strengthen internal mobility, build future-focused talent pipelines, and enhance our ability to meet hiring demands effectively. We optimize our technology platforms to streamline workflows for candidates, hiring managers, and recruiters while improving training and standardization. We hired approximately 3,000 employees during fiscal year 2025, supporting our ability to deliver excellent solutions for our customers and meet our strategic growth targets.
Intellectual Property
Our intellectual property portfolio covers innovative products, technical solutions, consulting, methodologies, software, and know-how. Although we have selectively sought patent protection, our services and solutions do not generally depend on patent protection. The portfolio is protected by nondisclosure agreements, policies and procedures, information technology tools, and contractual arrangements, as well as one or more of the following: trade secret, patent, copyright, and trademark protections. Some of our intellectual property may contain licensed third-party and open-source components.
For our work under U.S. federal government-funded contracts and subcontracts, the U.S. federal government obtains certain rights (Limited/Restricted, Government Purpose or Unlimited Rights) to data, software, and related information or intellectual property developed under such contracts or subcontracts. These rights may allow the U.S. federal government to disclose or license such data, software, and related information or intellectual property to third parties. When we are acting as a subcontractor, our prime contractor may also obtain certain rights to data, software, and related information or intellectual property that we develop under the subcontract.
Legal Proceedings
We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information, and applicable law, we do not believe that these proceedings and claims will have a material effect on our business and financial statements. Please refer to Note 14 “Commitments and Contingencies” and Note 15 “U.S. Government Matters” to the audited combined financial statements and Note 10 “Commitments and Contingencies” and Note 11 “U.S. Government Matters” to the unaudited condensed combined financial statements included in this information statement for additional information.
Seasonality
The majority of our operations are not affected by outside seasonal disruptions or factors. However, various factors can affect the distribution of our sales between accounting periods, including the timing of government awards, the availability of government funding, product deliveries, and customer acceptance. Additionally, weather and natural phenomena can temporarily affect the performance of our services. For additional information relating to seasonality see the section entitled “Risk Factors” for more information.

Properties
Our operations are conducted at both owned and leased properties in domestic and foreign locations. While we have operations worldwide, the following table describes the locations of our more significant existing office facilities:

Location	Owned/Leased
North America:
Houston, Texas	Leased
Fulton, Maryland	Leased
Columbia, Maryland	Leased
Lexington Park, Maryland	Leased
Arlington, Virginia	Leased
Chantilly, Virginia	Leased
Vienna, Virginia	Leased
Herndon, Virginia	Leased
Huntsville, Alabama	Leased
Phoenix, Arizona	Leased
El Segundo, California	Leased
El Segundo, California	Owned
Colorado Springs, Colorado	Leased
North Charleston, South Carolina	Leased
Dayton/Beavercreek, Ohio	Leased

Europe, Middle East, and Africa:
Leatherhead, United Kingdom	Leased
Glasgow, United Kingdom	Leased
Wiltshire, United Kingdom	Leased
Al Khobar, Saudi Arabia	Leased

Asia-Pacific:
Chennai, India	Leased
Majura Park, Australia	Leased
Brisbane, Australia	Leased
Sydney, Australia	Leased
Melbourne, Australia	Leased
Canberra, Australia	Leased

As of the separation, our principal executive offices will be located at 1100 Wilson Boulevard Arlington, Virginia 22209, and our operating headquarters will be located at 601 Jefferson Street Houston, Texas 77002. We also own or lease numerous small facilities that include sales, administrative, and other offices as well as warehouses and equipment yards located throughout the world. We believe all properties that we currently occupy are suitable for their intended use. Please refer to Note 16 “Leases” to the audited combined financial statements and Note 16 “Lease Impairment” to the unaudited condensed combined financial statements included in this information statement for additional information with respect to our lease commitments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide material information relevant to an assessment of the Company’s financial condition and results of operations, including an evaluation of the amounts and certainty of cash flows from operations and from outside sources. The MD&A is designed to focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management’s assessment to have a material impact on future operations. You should read the following discussion in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Business” and the Company’s audited combined financial statements, unaudited condensed combined financial statements, and accompanying notes included in this information statement. The Company’s MD&A is divided into the following 14 sections:
•	Company Overview
•	Our Business Segment
•	Business Environment and Trends
•	The Spin-Off from KBR
•	Results of Operations
•	Non-GAAP Measures
•	Backlog of Unfilled Orders
•	Liquidity and Capital Resources
•	Transactions with Joint Ventures
•	Recent Accounting Pronouncements
•	U.S. Government Matters
•	Legal Proceedings
•	Critical Accounting Policies and Estimates
•	Quantitative and Qualitative Disclosures about Market Risk
Company Overview
Trinzic provides advanced science, technology, engineering, and logistics support to U.S. federal and allied government agencies across national security, space, and global defense markets. Our focus is on the government’s highest-priority missions, driving readiness and modernization to support national security and address evolving global threats. Key mission areas include national security space, connected battlespace, integrated air and missile defense, autonomous systems, defense technology operations and sustainment, integrated defense systems, global mission operations, space exploration, and electronic warfare.
To deliver on these objectives, we offer a broad portfolio of capabilities, including digital engineering and system integration, mission software development, mission engineering, artificial intelligence and data analytics, rapid capability prototyping in virtual environments, and expeditionary logistics. We also provide global mission operations, defense systems operations and sustainment, and comprehensive cybersecurity and resilience solutions. Through these capabilities, we enable innovation and operational excellence for critical missions worldwide and ongoing support for government security initiatives.
Our Business Segment
Trinzic’s business is organized into one core business segment. See additional information on our business segment in Note 2. “Business Segment Information” to our condensed combined financial statements, Note 3. “Business Segment Information” to our combined financial statements and under “Business” in this information statement.

The Spin-Off from KBR
In September 2025, KBR announced its intention to separate its two core business segments into two independent, publicly traded companies, with Trinzic being spun off into a new, publicly traded company. The spin-off is targeted to be completed on January 4, 2027, which is the first business day of fiscal 2027, through a tax-free pro rata distribution of Trinzic common stock to KBR stockholders, subject to final approval by KBR’s Board of Directors and other customary conditions.
In connection with the spin-off, Trinzic and KBR will enter into several agreements to implement the legal and structural separation between the two companies, govern the relationship between Trinzic and KBR after the completion of the separation, and allocate between Trinzic and KBR various assets, liabilities, and obligations, including, among other things, employee benefits, intellectual property, and tax-related assets and liabilities.
Business Environment and Trends
On February 3, 2026, the Consolidated Appropriations Act of 2026 was passed, which finalized defense appropriations for fiscal year 2026. This legislation provides for $839 billion in discretionary defense spending. In December 2025, the National Defense Authorization Act (“NDAA”) was signed into law. The NDAA authorizes programs, projects, and policies to be carried out with funds appropriated by Congress as part of the annual budgetary process. The NDAA supports up to approximately $901 billion in fiscal year 2026 funding for national defense. Additionally, the approved fiscal year 2026 budget for NASA is $24 billion. Current and future funding requirements related to the ongoing conflict in the Middle East have impacted our customers’ budgets and spending priorities.
On April 3, 2026, the Administration provided a proposed fiscal 2027 budget for the U.S. Government which includes approximately $2.2 trillion in base discretionary spending, $1.5 trillion related to defense spending and $0.7 trillion for non-defense spending. The proposed defense spending is 44% higher than the enacted fiscal 2026 defense spending when including mandatory funding. We anticipate the federal budget will continue to be subject to debate and compromise shaped by, among other things, the Administration and Congress, efficiency initiatives, the global security environment, inflationary pressures including tariffs and macroeconomic conditions. Thus far, the Administration’s directives have resulted in federal government staff reductions and hiring freezes and may result in delays in contract awards.
On April 30, 2026, the Administration issued an executive order directing comprehensive reviews of all private-sector contracts to monitor cost efficiency and ensure policy alignment. This order could affect future contract funding with our U.S. government customers. Thus far, we have not seen a material impact on our results of operations, financial condition, or cash flows and continue to monitor the impact of the order.
Internationally, our government work is performed primarily for the UK Ministry of Defence and the Australian Department of Defence. In June 2025, leaders of the North Atlantic Treaty Organization (“NATO”) agreed to invest 5% of their countries’ gross domestic product (“GDP”) on defense and security-related spending by 2035. On June 30, 2026, the UK Ministry of Defence published its 2026 Defence Investment Plan, reaffirming the UK’s planned commitment to NATO defense and security-related spending initiatives. Additionally, the new Prime Minister in the UK, appointed in July 2026, has signaled his commitment to strengthening the UK’s defense capabilities. The Australian government continues to invest in defense spending, with particular focus on enhancing regional security, modernizing defense capabilities, strengthening cyber defenses, and promoting broader economic stability. In April 2026, the Australian Minister for Defence announced that the Australian defense budget will increase to 3.00% of GDP by 2033.
A shift in funding priorities in the U.S. government or internationally could have material impacts on defense spending broadly and our programs. With defense and civil budgets driven in part by political instability, military conflicts, aging platforms and infrastructure, and the need for technology advances, we expect continued opportunities to provide solutions and technologies to mission critical work aligned with our customers’ and our nation’s critical priorities.

Results of Operations
Three months ended July 3, 2026 compared to the three months ended July 4, 2025
The information below is an analysis of our combined results for the three months ended July 3, 2026 compared to the three months ended July 4, 2025:

	Three months ended		Change
	July 3, 2026	July 4, 2025	2026 vs. 2025
Dollars in millions			$	%
Revenue	$1,308	$1,336	$(28)	(2)%
Cost of revenue	(1,117)	(1,163)	(46)	(4)%
Equity in earnings of unconsolidated affiliates	11	8	3	38%
Selling, general, and administrative expenses	(86)	(89)	(3)	(3)%
Lease right-of-use asset impairment	(13)	—	(13)	n/m
Other operating income (expense)	(1)	1	(2)	n/m
Operating income	102	93	9	10%
Interest expense	(3)	(4)	(1)	(25)%
Other non-operating expense	—	(3)	3	n/m
Income from continuing operations before income taxes	99	86	13	15%
Provision for income taxes	(22)	(20)	2	10%
Net income from continuing operations	77	66	11	17%
Net income (loss) from discontinued operations, net of tax	2	(48)	50	n/m
Net income	79	18	61	n/m
Less: Net income (loss) attributable to noncontrolling interests included in discontinued operations	1	(16)	17	n/m
Net income attributable to Trinzic	$78	$34	$44	n/m

n/m - not meaningful
Revenue. The decrease in revenue of $28 million, or 2%, to $1,308 million for the three months ended July 3, 2026, compared to $1,336 million for the three months ended July 4, 2025 was primarily due to reduced contingent activity within the European command.
Cost of revenue. The decrease in cost of revenue of $46 million, or 4%, to $1,117 million for the three months ended July 3, 2026, compared to $1,163 million for the three months ended July 4, 2025 was primarily due to decreases in revenue discussed above and changes in our services mix that generally reduced our average cost on a blended basis to deliver services during the period.
Equity in earnings of unconsolidated affiliates. Equity in earnings of unconsolidated affiliates increased by $3 million to $11 million for the three months ended July 3, 2026, compared to $8 million for the three months ended July 4, 2025, primarily attributed to equity in earnings from services on the Aspire Defence Limited (“Aspire Defence”) contract.
Selling, general, and administrative expenses. Selling, general, and administrative expenses were materially consistent for each of the three months ended July 3, 2026 and July 4, 2025, decreasing by $3 million, or 3%, from $86 million for the three months ended July 3, 2026, compared to $89 million for the three months ended July 4, 2025.
Lease right-of-use asset impairment. Lease right-of-use asset impairment was $13 million for the three months ended July 3, 2026 related to preparations for the spin-off.
Interest expense. Interest expense was materially consistent for each of the three months ended July 3, 2026 and July 4, 2025.
Provision for income taxes. The provision for income taxes for the three months ended July 3, 2026 reflects a 22% tax rate. The effective tax rate of 22%, as compared to the U.S. statutory rate of 21%, for the three months ended July 3,

2026 was primarily impacted by state and local taxes in the U.S. The provision for income taxes for the three months ended July 4, 2025 reflects a 23% tax rate. The effective tax rate of 23%, as compared to the U.S. statutory rate of 21%, for the three months ended July 4, 2025 was primarily impacted by the rate differential on our foreign earnings and the impact of state and local taxes in the U.S.
Net income (loss) from discontinued operations, net of tax. Net income (loss) from discontinued operations, net of tax, was $2 million for the three months ended July 3, 2026 and $(48) million for the three months ended July 4, 2025, due to the disposal of HomeSafe during the three months ended July 4, 2025.
Net income (loss) attributable to noncontrolling interests included in discontinued operations. Net income (loss) attributable to noncontrolling interests included in discontinued operations was $1 million for the three months ended July 3, 2026 and $(16) million for the three months ended July 4, 2025, due to the disposal of HomeSafe during the three months ended July 4, 2025.
Results of Operations
Six months ended July 3, 2026 compared to the six months ended July 4, 2025
The information below is an analysis of our combined results for the six months ended July 3, 2026 compared to the six months ended July 4, 2025:

	Six months ended		Change
	July 3, 2026	July 4, 2025	2026 vs. 2025
Dollars in millions			$	%
Revenue	$2,604	$2,717	$(113)	(4)%
Cost of revenue	(2,239)	(2,369)	(130)	(5)%
Equity in earnings of unconsolidated affiliates	21	15	6	40%
Selling, general, and administrative expenses	(173)	(178)	(5)	(3)%
Lease right-of-use asset impairment	(13)	—	(13)	n/m
Other operating income (expense)	(3)	1	(4)	n/m
Operating income	197	186	11	6%
Interest expense	(5)	(8)	(3)	(38)%
Other non-operating income	—	1	(1)	n/m
Income from continuing operations before income taxes	192	179	13	7%
Provision for income taxes	(45)	(39)	6	15%
Net income from continuing operations	147	140	7	5%
Net loss from discontinued operations, net of tax	—	(54)	54	n/m
Net income	147	86	61	71%
Less: Net loss attributable to noncontrolling interests included in discontinued operations	—	(18)	18	n/m
Net income attributable to Trinzic	$147	$104	$43	41%

n/m - not meaningful
Revenue. The decrease in revenue of $113 million, or 4%, to $2,604 million for the six months ended July 3, 2026, compared to $2,717 million for the six months ended July 4, 2025 was primarily due to reduced contingent activity within the European command.
Cost of revenue. The decrease in cost of revenue of $130 million, or 5%, to $2,239 million for the six months ended July 3, 2026, compared to $2,369 million for the six months ended July 4, 2025 was primarily due to decreases in revenue discussed above and changes in our services mix that generally reduced our average cost on a blended basis to deliver services during the period.
Equity in earnings of unconsolidated affiliates. Equity in earnings of unconsolidated affiliates increased by $6 million to $21 million for the six months ended July 3, 2026, compared to $15 million for the six months ended July 4, 2025, primarily attributed to equity in earnings from services on the Aspire Defence contract.
Selling, general, and administrative expenses. Selling, general, and administrative expenses were materially consistent for each of the six months ended July 3, 2026 and July 4, 2025, decreasing by $5 million, or 3%, to $173 million for the six months ended July 3, 2026, compared to $178 million for the six months ended July 4, 2025.

Lease right-of-use asset impairment. Lease right-of-use asset impairment was $13 million for the six months ended July 3, 2026 related to preparations for the spin-off.
Interest expense. Interest expense was materially consistent for each of the six months ended July 3, 2026 and July 4, 2025.
Provision for income taxes. The provision for income taxes for the six months ended July 3, 2026 reflects a 23% tax rate. The effective tax rate of 23%, as compared to the U.S. statutory rate of 21%, for the six months ended July 3, 2026 was primarily impacted by the rate differential on our foreign earnings and state and local taxes in the U.S. The provision for income taxes for the six months ended July 4, 2025 reflects a 22% tax rate. The effective tax rate of 22%, as compared to the U.S. statutory rate of 21%, for the six months ended July 4, 2025 was primarily impacted by the rate differential on our foreign earnings and the impact of state and local taxes in the U.S.
Net loss from discontinued operations, net of tax. Net loss from discontinued operations, net of tax, was $54 million for the six months ended July 4, 2025, due to the disposal of HomeSafe.
Net loss attributable to noncontrolling interests included in discontinued operations. Net loss attributable to noncontrolling interests included in discontinued operations was $18 million for the six months ended July 4, 2025, due to the disposal of HomeSafe.
Results of Operations
The year ended January 2, 2026 compared to the year ended January 3, 2025 and the year ended January 3, 2025 compared to the year ended December 29, 2023
The information below is an analysis of our combined results for the years ended January 2, 2026 (“fiscal 2025”), January 3, 2025 (“fiscal 2024”) and December 29, 2023 (“fiscal 2023”):

	Year ended			Change
	January 2, 2026	January 3, 2025	December 29, 2023	2025 vs. 2024		2024 vs. 2023
Dollars in millions				$	%	$	%
Revenue	$5,256	$5,218	$4,822	$38	1%	$396	8%
Cost of revenue	(4,572)	(4,582)	(4,239)	(10)	—%	343	8%
Equity in earnings of unconsolidated affiliates	33	32	33	1	3%	(1)	(3)%
Selling, general, and administrative expenses	(342)	(350)	(297)	(8)	(2)%	53	18%
Legacy legal fees and settlements	—	(2)	(155)	2	100%	(153)	(99)%
Other operating income (expense)	2	1	(2)	1	100%	3	n/m
Operating income	377	317	162	60	19%	155	96%
Interest expense	(13)	(19)	(20)	(6)	(32)%	(1)	(5)%
Other non-operating expense	(1)	(2)	(10)	(1)	(50)%	(8)	(80)%
Income from continuing operations before income taxes	363	296	132	67	23%	164	124%
Provision for income taxes	(82)	(70)	(50)	12	17%	20	40%
Net income from continuing operations	281	226	82	55	24%	144	176%
Net income (loss) from discontinued operations, net of tax	(55)	2	(1)	(57)	n/m	3	n/m
Net income	226	228	81	(2)	(1)%	147	181%
Less: Net loss attributable to noncontrolling interests included in continuing operations	—	(1)	(1)	1	100%	—	—%
Less: Net income (loss) attributable to noncontrolling interests included in discontinued operations	(19)	1	—	(20)	n/m	1	n/m
Net income attributable to Trinzic	$245	$228	$82	$17	7%	$146	178%

n/m - not meaningful

Revenue. Revenue increased by $38 million, or 1%, to $5,256 million in fiscal 2025, compared to $5,218 million in fiscal 2024. In fiscal 2025, we had revenue increases in defense and intel programs associated with our acquisition of LinQuest Corporation (“LinQuest”), an engineering, data analytics, and digital integration company, on August 30, 2024. These revenue increases were offset by reduced activity within the European command and science and space programs. Additionally, revenue increased by $26 million in fiscal 2025 due to the final resolution of an outstanding legacy claim associated with a U.S. government project in fiscal 2024 that did not recur in fiscal 2025.
Revenue increased by $396 million, or 8%, to $5,218 million in fiscal 2024, compared to $4,822 million in fiscal 2023. The increase was due to growth in space, defense, and advanced technologies support and $181 million in revenue associated with our acquisition of LinQuest on August 30, 2024. Additionally, we had increases in our international business related to our UK and Australia defense programs. These increases were offset by the final resolution of an outstanding legacy claim associated with a U.S. government contract, resulting in a $26 million decrease in fiscal 2024.
Cost of revenue. Cost of revenue decreased by $10 million to $4,572 million in fiscal 2025, compared to $4,582 million in fiscal 2024. Cost of revenue was materially consistent between fiscal 2024 and fiscal 2025.
Cost of revenue increased by $343, or 8%, to $4,582 million in fiscal 2024, compared to $4,239 million in fiscal 2023, primarily due to increases in revenue discussed above.
Equity in earnings of unconsolidated affiliates. Equity in earnings of unconsolidated affiliates increased by $1 million to $33 million in fiscal 2025, compared to $32 million in fiscal 2024. Equity in earnings was materially consistent between fiscal 2024 and fiscal 2025.
Equity in earnings of unconsolidated affiliates decreased by $1 million to $32 million in earnings in fiscal 2024 compared to $33 million in earnings in fiscal 2023. Equity in earnings was materially consistent between fiscal 2023 and fiscal 2024.
Selling, general, and administrative expenses. Selling, general, and administrative expenses were $8 million lower in fiscal 2025 compared to fiscal 2024, which was primarily driven by reduced acquisition and integration expenses associated with the LinQuest acquisition.
Selling, general, and administrative expenses were $53 million higher in fiscal 2024 compared to fiscal 2023, which was primarily driven by additional expenses incurred to support the growth of our business and $16 million in costs associated with the LinQuest acquisition.
Legacy legal fees and settlements. Legacy legal fees and settlements decreased by $2 million in fiscal 2025 compared to fiscal 2024. Legacy legal fees and settlements was materially consistent between fiscal 2024 and fiscal 2025.
Legacy legal fees and settlements decreased $153 million in fiscal 2024 compared to fiscal 2023 primarily due to a charge of $144 million related to the settlement of a legacy legal matter recorded in fiscal 2023 that did not recur during fiscal 2024. See Note 15. “U.S. Government Matters” to our combined financial statements for further discussion on the legal settlement matter.
Interest expense. Interest expense was materially consistent between fiscal 2025, fiscal 2024 and fiscal 2023.
Provision for income taxes. The provision for income taxes for fiscal 2025 reflects a 23% tax rate. The effective tax rate of 23%, as compared to the U.S. statutory rate of 21%, in fiscal 2025 was primarily impacted by state and local taxes in the U.S. The provision for income taxes for fiscal 2024 reflects a 24% tax rate. The effective tax rate of 24%, as compared to the U.S. statutory rate of 21%, in fiscal 2024 was primarily impacted by the rate differential on our foreign earnings and the impact of state and local taxes in the U.S. The provision for income taxes for fiscal 2023 reflects a 38% tax rate. The effective tax rate of 38%, as compared to the U.S. statutory rate of 21%, in fiscal 2023 were primarily impacted by the non-deductible portion of a legal settlement on a legacy matter, the rate differential on our foreign earnings and the impact of state and local taxes in the U.S.
See Note 13. “Income Taxes” to our combined financial statements for further discussion on income taxes, including our reconciliation of the U.S. statutory tax rate to our effective tax rate.
Net income (loss) from discontinued operations, net of tax. Net income (loss) from discontinued operations, net of tax, was $(55) million in fiscal 2025, $2 million in fiscal 2024, and $(1) million in fiscal 2023, due to the disposal of HomeSafe. See Note 20. “Discontinued Operations” to our combined financial statements for further discussion on HomeSafe.

Net income (loss) attributable to noncontrolling interests included in discontinued operations. Net income (loss) attributable to noncontrolling interests included in discontinued operations was $(19) million in fiscal 2025 and $1 million in fiscal 2024, due to the disposal of HomeSafe.
Non-GAAP Measures
We evaluate performance based on Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is defined as net income (loss) attributable to Trinzic, adjusted to exclude net (income) loss from discontinued operations, net of tax, and net income (loss) attributable to noncontrolling interest included in discontinued operations. Further adjustments add back interest expense, other non-operating expense (income), provision for income taxes, depreciation and amortization, and certain discrete items set forth below that have been identified by Management as not being reflective of the core operating performance of our business. Certain of these items may also be non-recurring in nature, may not be cash expenses, and/or may fluctuate from period to period based on factors that are not within our control (e.g., changing market and economic conditions). Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue. Adjusted EBITDA and Adjusted EBITDA margin for the three and six months ended July 3, 2026 and July 4, 2025 and for the years ended January 2, 2026, January 3, 2025, and December 29, 2023 are considered non-GAAP financial measures under SEC rules because Adjusted EBITDA excludes certain amounts included in the calculation of net income (loss) attributable to Trinzic in accordance with U.S. GAAP for such periods. Management believes Adjusted EBITDA and Adjusted EBITDA margin afford investors a view of what management considers Trinzic’s core performance for the three and six months ended July 3, 2026 and July 4, 2025 and for the years ended January 2, 2026, January 3, 2025, and December 29, 2023, and also affords investors the ability to make a more informed assessment of such core performance for the comparable periods.
Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures which we believe provide management and investors with useful information in assessing trends in our ongoing operating performance and may provide greater visibility in understanding the long-term financial performance of Trinzic. While we believe that these non-GAAP financial measures are useful for management and investors in evaluating our financial information, they should be considered supplemental in nature and not as a substitute for financial information prepared in accordance with U.S. GAAP. Reconciliations, definitions, and discussion of how we believe these measures are useful to management and investors are provided below. Other companies may define similar measures differently.
Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented were calculated as follows:

	Three months ended		Six months ended
Dollars in millions	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
Revenue	$1,308	$1,336	$2,604	$2,717
Net income attributable to Trinzic	78	34	147	104
Net (income) loss from discontinued operations, net of tax	(2)	48	—	54
Net income (loss) attributable to Trinzic included in discontinued operations	1	(16)	—	(18)
Net income attributable to Trinzic from continuing operations	77	66	147	140
Interest expense	3	4	5	8
Other non-operating (income) expense	—	3	—	(1)
Provision for income taxes	22	20	45	39
Depreciation and amortization	25	28	49	54
Net periodic pension benefit	(9)	(11)	(18)	(21)
Acquisition, integration, and restructuring	4	2	4	5
Share of JV interest, tax and D&A(1)	3	—	4	—
Lease right-of-use asset impairment	13	—	13	—
Adjusted EBITDA	$138	$112	$249	$224
Adjusted EBITDA Margin	10.6%	8.4%	9.6%	8.2%

(1)
Beginning with fiscal 2026 periods presented, Adjusted EBITDA was revised to include add-backs associated with Trinzic’s share of unconsolidated JV interest, taxes, depreciation, and amortization on a prospective basis. Management concluded that retrospective application would not provide additional meaningful information to investors and therefore did not recast historical non-GAAP results. The estimated impact was approximately 15 basis points in periods related to fiscal 2023, fiscal 2024, and fiscal 2025.

Adjusted EBITDA increased by $26 million, or 23.2%, for the three months ended July 3, 2026, when compared to the three months ended July 4, 2025, in line with the increase in operating income related to changes in our services mix. Adjusted EBITDA increased by $25 million, or 11%, for the six months ended July 3, 2026, when compared to the six months ended July 4, 2025, in line with the increase in operating income related to changes in our services mix. See “Results of Operations” above for our analysis of our condensed combined results for the years presented.

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Revenue	$5,256	$5,218	$4,822
Net income attributable to Trinzic	$245	$228	$82
Net (income) loss from discontinued operations, net of tax	55	(2)	1
Net income (loss) attributable to noncontrolling interests included in discontinued operations	(19)	1	—
Net income attributable to Trinzic from continuing operations	$281	$227	$83
Interest expense	13	19	20
Other non-operating expense	1	2	10
Provision for income taxes	82	70	50
Depreciation and amortization	103	89	75
Net periodic pension benefit	(43)	(47)	(40)
Acquisition, integration, and restructuring	7	16	4
Legacy legal fees and settlements	—	24	155
Adjusted EBITDA	$444	$400	$357
Adjusted EBITDA Margin	8.4%	7.7%	7.4%

Adjusted EBITDA increased by $44 million, or 11%, for the year ended January 2, 2026, when compared to the year ended January 3, 2025, in line with the increase in revenue and decrease in selling, general, and administrative expenses. Adjusted EBITDA increased by $43 million, or 12%, for the year ended January 3, 2025, when compared to the year ended December 29, 2023, in line with the increase in revenue. See “Results of Operations” above for our analysis of our combined results for the years presented.
Backlog of Unfilled Orders
Backlog represents the estimated dollar amount of revenue we expect to realize in the future as a result of performing work on contracts and our pro-rata share of work to be performed by our unconsolidated joint ventures. We include total estimated revenue in backlog when a contract is awarded under a legally binding agreement. In many instances, arrangements included in backlog are complex, nonrepetitive, and may fluctuate over the contract period due to the release of contracted work in phases by the customer. Additionally, nearly all contracts allow customers to terminate the agreement at any time for convenience, and from time to time customers may dispute or try to renegotiate existing contracts. These and other factors may result in delays or changes in our recognition of revenue from our backlog versus amounts we book as backlog. Certain contracts provide maximum dollar limits, with actual authorization to perform work under the contract agreed upon on a periodic basis with the customer. In these arrangements, only the amounts authorized and probable are included in backlog.
We define backlog, as it relates to U.S. government contracts, as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period (including customer approved option periods) for which work scope and price have been agreed with the customer. We define funded backlog as the portion of backlog for which funding currently is appropriated, less the amount of revenue we have previously recognized. We define unfunded backlog as the total backlog less the funded backlog. Our backlog does not include any estimate of future potential delivery orders that might be awarded under our government-wide acquisition contracts, agency-specific indefinite delivery/indefinite quantity contracts, or other multiple-award contract vehicles, nor does it include option periods that have not been exercised by the customer.
We calculate estimated backlog for long-term contracts associated with the UK government’s private finance initiatives (“PFIs”) based on the aggregate amount that our customer would contractually be obligated to pay us over the life of the contract. We update our estimates of the future work to be executed under these contracts on a quarterly basis and adjust backlog if necessary.

Backlog is not necessarily an indicator of future revenue. Because of variations in the nature, size, expected duration, funding commitments, and the scope of services required by Trinzic’s contracts, the amount and timing of when backlog will be recognized as revenue includes significant estimates and can vary greatly between individual contracts. See the section entitled “Risk Factors” for a discussion of other factors that may cause backlog to ultimately convert into revenue at different amounts.
We have included in the table below our proportionate share of unconsolidated joint ventures’ estimated backlog. As these contracts are accounted for under the equity method, only our share of future earnings from these contracts will be recorded in our results of operations. Our proportionate share of backlog for contracts related to unconsolidated joint ventures totaled $1.7 billion and $1.8 billion at July 3, 2026 and January 2, 2026, respectively.
In addition to funded backlog, certain contracts include unexercised options that, if awarded, would increase the total potential contract value. These options are not included in backlog because they are subject to future customer decisions and funding. While there is no guarantee these options will be exercised, they represent meaningful opportunities for future growth.
The following table summarizes our backlog and award options as of July 3, 2026, January 2, 2026, and January 3, 2025. The disposal of HomeSafe met the requirements to be reported as discontinued operations. See Note 15. “Discontinued Operations” to our condensed combined financial statements and Note 20. “Discontinued Operations” to our combined financial statements for further discussion. Backlog and award options as of July 3, 2026, January 2, 2026, and January 3, 2025 does not include any amounts related to HomeSafe.

Dollars in millions	July 3, 2026	January 2, 2026	January 3, 2025
Backlog	$12,282	$12,552	$12,478
Award options	5,192	6,347	3,975
Total backlog and options	$17,474	$18,899	$16,453

We estimate that as of July 3, 2026, 30% of our backlog will be executed within one year. Of this amount, we estimate that 96% will be recognized in revenue on our condensed combined statements of operations and 4% will be recorded by our unconsolidated joint ventures. As of July 3, 2026, $18 million of our backlog relates to active contracts that are in a loss position.
We estimate that as of January 2, 2026, 29% of our backlog will be executed within one year. Of this amount, we estimate that 96% will be recognized in revenue on our combined statements of operations and 4% will be recorded by our unconsolidated joint ventures. As of January 2, 2026, $54 million of our backlog relates to active contracts that are in a loss position.
As of July 3, 2026, 7% of our backlog was attributable to fixed-price contracts, 54% was attributable to PFIs, 31% was attributable to cost-reimbursable contracts, and 8% was attributable to time-and-materials contracts. As of January 2, 2026, 8% of our backlog was attributable to fixed-price contracts, 53% was attributable to PFIs, 32% was attributable to cost-reimbursable contracts, and 7% was attributable to time-and-materials contracts. PFI arrangements are predominantly fixed-price in nature, and therefore the PFI portion of backlog primarily reflects fixed-price contractual structures. For contracts that contain fixed-price, cost-reimbursable, and time-and-materials components, we classify the individual components as either fixed-price, cost-reimbursable, or time-and materials according to the composition of the contract; however, for smaller contracts, we characterize the entire contract based on the predominant component.
As of July 3, 2026, $8.8 billion of our backlog was currently funded by our customers. Excluding PFIs, 39% of our backlog is currently funded by our customers. As of January 2, 2026, $8.9 billion of our backlog was currently funded by our customers. Excluding PFIs, 38% of our backlog is currently funded by our customers.
As of July 3, 2026, we had approximately $5.2 billion of priced option periods not yet exercised by the customer for U.S. government contracts that are not included in the backlog amounts presented above. As of January 2, 2026, we had approximately $6.3 billion of priced option periods not yet exercised by the customer for U.S. government contracts that are not included in the backlog amounts presented above.
The difference between backlog of $12.3 billion and $12.6 billion as of July 3, 2026 and January 2, 2026, respectively, and the remaining performance obligations as defined by ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), of $10.5 billion and $10.7 billion as of July 3, 2026 and January 2, 2026, respectively, is primarily due to our proportionate share of backlog related to unconsolidated joint ventures which is not included in our remaining performance obligations. See Note 3. “Revenue” to our condensed combined financial statements and Note 4. “Revenue” to our combined financial statements for a discussion of the remaining performance obligations.
Liquidity and Capital Resources
Historically, we use notional cash pooling and other financing arrangements that commingle cash in certain accounts with KBR. Cash balances within these accounts that are owned by KBR are presented as net parent investment in our combined financial statements included elsewhere in this information statement. Upon completion of the spin-off, we will no longer participate in these arrangements and our cash and cash equivalents will be held and used solely for our own operations. Our capital structure, long-term commitments and sources of liquidity will change from our historical practices.
Upon completion of the spin-off, we anticipate our cash and cash equivalents balance will be approximately $[•] million. We believe that existing cash balances, internally generated cash flows, debt financing, capital funding, and letters of credit issued by KBR on behalf of Trinzic (see Note 14. “Related Parties Transactions” to our condensed combined financial statements and Note 19. “Related Parties Transactions” to our combined financial statements) will be responsive to the needs of our current and planned operations and are sufficient to support our business operations. In addition, Trinzic may access additional financing to provide incremental liquidity and fund capital requirements as needed. The debt (Term Loan A-3) is part of KBR’s senior credit facility and is subject to debt covenants at the KBR level. KBR was in compliance with all such debt covenants as of each balance sheet date.
Cash and cash equivalents totaled $147 million, $167 million and $143 million at July 3, 2026, January 2, 2026 and January 3, 2025, respectively, and consisted of the following:

Dollars in millions	July 3, 2026	January 2, 2026	January 3, 2025
Domestic U.S. cash	$34	$103	$25
International cash	70	40	23
Joint venture and Aspire Defence contract cash	43	24	95
Total	$147	$167	$143

Our cash balances include cash held in numerous accounts throughout the world to fund our global activities and that are not part of the notional cash pooling, including acquisitions, joint ventures, and other business partnerships. Domestic cash relates to cash balances held by U.S. entities and is largely used to support contract activities of those businesses as well as general corporate needs such as the repayment of debt. Additionally, domestic cash and cash equivalents includes $10 million, $15 million, and $12 million held by our wholly owned captive insurance company as of July 3, 2026, January 2, 2026, and January 3, 2025, respectively, which is not available to Trinzic to support its general operations.
Our international cash balances may be available for general corporate purposes but are subject to local restrictions, such as capital adequacy requirements and maintaining sufficient cash balances to support our UK pension plan and other obligations incurred in the normal course of business by those foreign entities.
Joint venture cash and Aspire Defence contract cash balances reflect the amounts held by joint venture entities that we consolidate for financial reporting purposes. We indirectly own a 45% interest in Aspire Defence Limited, the contracting company that is the holder of a 35-year concession contract. These amounts are limited to those entities’ activities and are not readily available for general corporate purposes; however, portions of such amounts may become available to us in the future should there be a distribution of dividends to the joint venture partners. We expect that the majority of the joint venture cash balances will be utilized for the corresponding joint venture purposes or for paying dividends. In fiscal 2025, a contractual repayment was made by the Aspire Defence subcontracting entities.
As of July 3, 2026, substantially all of our excess cash was held in interest bearing operating accounts with the primary objectives of preserving capital and maintaining liquidity.

Cash Flows
The following table summarizes our cash flows for the six months ended July 3, 2026 and July 4, 2025, respectively. These cash flows represent our cash flows as if we were a separate company and include increases and decreases in cash balances held in our separate accounts.

	Six months ended
Dollars in millions	July 3, 2026	July 4, 2025
Cash flows provided by operating activities - continuing operations	$196	$176
Cash flows used in investing activities - continuing operations	(10)	(10)
Cash flows used in financing activities - continuing operations	(204)	(158)
Total cash flows from discontinued operations	(2)	(31)
Effect of exchange rate changes on cash	(2)	18
Decrease in cash and cash equivalents	$(22)	$(5)

Operating Activities - continuing operations. Cash provided by operations totaled $196 million and $176 million for the six months ended July 3, 2026 and July 4, 2025, respectively, as compared to net income from continuing operations of $147 million and $140 million for the six months ended July 3, 2026 and July 4, 2025, respectively. Cash flows from operating activities result primarily from earnings and are affected by changes in operating assets and liabilities, which consist primarily of working capital balances for contracts. Working capital levels vary from year to year and are primarily affected by our volume of work. These levels are also impacted by the mix, stage of completion, and commercial terms of contracts. Working capital requirements also vary by contract depending on the type of customer and location throughout the world.
During the six months ended July 3, 2026, cash flows increased primarily due to changes in the primary components of our working capital. The primary components of our working capital accounts are accounts receivable, contract assets, accounts payable, and contract liabilities. The working capital components are also impacted by the size and changes in the mix of our cost-reimbursable and time-and-materials projects versus fixed price projects, and as a result, fluctuations in these components are not uncommon in our business. These increases were partially offset by the resolution of an outstanding unapproved change order within the six months ended July 4, 2025 that did not recur in the six months ended July 3, 2026.
Investing Activities - continuing operations. Cash used in investing activities totaled $10 million for the six months ended July 3, 2026 and was primarily related to $12 million of capital expenditures.
Cash used in investing activities totaled $10 million for the six months ended July 4, 2025 and was primarily related to capital expenditures.
Financing Activities - continuing operations. Cash used in financing activities totaled $204 million for the six months ended July 3, 2026 and was primarily related to transfers to KBR totaling $202 million and $4 million in principal payments on our Term Loan A-3 facility (the “Term Loan”).
Cash used in financing activities totaled $158 million for the six months ended July 4, 2025 and was primarily related to transfers to KBR totaling $153 million and $4 million in principal payments on our Term Loan.
Cash flows from discontinued operations. Cash flows from discontinued operations are associated with the disposal of HomeSafe. Cash used in operations totaled $2 million and $27 million for the six months ended July 3, 2026 and July 4, 2025, respectively. Changes in HomeSafe’s working capital accounts were the primary components of operating cash flows. Cash used in investing activities totaled $12 million for the six months ended July 4, 2025, which is related to capital expenditures. Cash provided by financing activities totaled $8 million for the six months ended July 4, 2025 due to investments from the noncontrolling interest partner. See Note 15. “Discontinued Operations” to our condensed combined financial statements for additional information.

The following table summarizes our cash flows for fiscal 2025, fiscal 2024, and fiscal 2023, respectively. These cash flows represent our cash flows as if we were a separate company and include increases and decreases in cash balances held in our separate accounts.

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Cash flows provided by operating activities - continuing operations	$420	$168	$113
Cash flows used in investing activities - continuing operations	(20)	(754)	(23)
Cash flows provided by (used in) financing activities - continuing operations	(358)	537	(15)
Total cash flows from discontinued operations	(33)	(13)	12
Effect of exchange rate changes on cash	12	(4)	8
Increase (decrease) in cash and cash equivalents	$21	$(66)	$95

Operating Activities - continuing operations. Cash provided by operations totaled $420 million, $168 million, and $113 million in fiscal 2025, fiscal 2024, and fiscal 2023, respectively, as compared to net income from continuing operations of $281 million, $226 million, and $82 million in fiscal 2025, fiscal 2024, and fiscal 2023, respectively. Cash flows from operating activities result primarily from earnings and are affected by changes in operating assets and liabilities, which consist primarily of working capital balances for contracts. Working capital levels vary from year to year and are primarily affected by our volume of work. These levels are also impacted by the mix, stage of completion, and commercial terms of contracts. Working capital requirements also vary by contract depending on the type of customer and location throughout the world.
During fiscal 2025, cash flows increased primarily due to the resolution of an outstanding unapproved change order and decreased pension funding in fiscal 2025 compared to fiscal 2024. This increase was offset primarily by changes in the primary components of our working capital. The primary components of our working capital accounts are accounts receivable, contract assets, accounts payable, and contract liabilities. In fiscal 2025, the accounts payable cash outflow included a contractual repayment made by the Aspire Defence subcontracting entities. The working capital components are also impacted by the size and changes in the mix of our cost-reimbursable and time-and-materials projects versus fixed price projects, and as a result, fluctuations in these components are not uncommon in our business.
The increase in operating cash flows in fiscal 2024 compared to fiscal 2023 was primarily related to the $144 million payment made in fiscal 2023 related to the settlement of a legacy legal matter that did not recur in fiscal 2024. Additionally, there were increases to operating cash flows in fiscal 2024 due to changes in the primary components of our working capital. The primary components of our working capital accounts are accounts receivable, contract assets, accounts payable, and contract liabilities. These components are impacted by the size and changes in the mix of our cost-reimbursable and time-and-materials contracts versus fixed price contracts, and as a result, fluctuations in these components are not uncommon in our business. The increases was offset primarily by increased employer pension contributions in fiscal 2024. In 2024, we made an advance payment to our UK defined pension plan for approximately £17 million ($21 million at the applicable exchange rate). Additionally, there were decreases in operating cash flows due to changes in accrued salaries, wages, and benefits.
Investing Activities - continuing operations. Cash used in investing activities totaled $20 million in fiscal 2025 and was primarily related to $24 million of capital expenditures.
Cash used in investing activities totaled $754 million in fiscal 2024 and was primarily related to the acquisition of LinQuest, net of cash acquired of $738 million and $27 million of capital expenditures. See Note 5. “Acquisitions” to our combined financial statements for further discussion around the acquisition of LinQuest.
Cash used in investing activities totaled $23 million in fiscal 2023 and was primarily related to capital expenditures of $22 million.
Financing Activities - continuing operations. Cash used in financing activities totaled $358 million in fiscal 2025 and was primarily related to transfers to KBR totaling $349 million and $8 million in principal payments on our Term Loan.

Cash provided by financing activities totaled $537 million in fiscal 2024 and was primarily related to transfers from KBR totaling $574 million, partially offset by $24 million in principal payments on our Term Loan and $10 million for the acquisition of a noncontrolling interest.
Cash used in financing activities totaled $15 million in fiscal 2023 and was primarily related to $8 million in principal payments on our Term Loan, transfers to KBR totaling $6 million and distributions to noncontrolling interests of $2 million.
Cash flows from discontinued operations. Cash flows from discontinued operations are associated with the disposal of HomeSafe. Cash used in operations totaled $33 million in fiscal 2025 and cash provided by operations totaled $12 million and $30 million in fiscal 2024 and fiscal 2023, respectively. Changes in HomeSafe’s working capital accounts were the primary components of operating cash flows. Cash used in investing activities totaled $12 million, $25 million, and $18 million for fiscal 2025, fiscal 2024, and fiscal 2023, respectively, which is related to capital expenditures. Cash provided by financing activities totaled $12 million fiscal 2025 due to investments from the noncontrolling interest partner. See Note 20. “Discontinued Operations” to our combined financial statements for additional information.
Future sources of cash. We believe that future sources of cash include cash flows from operations (including accounts receivable monetization arrangements) and cash derived from working capital management.
Future uses of cash. We believe that future uses of cash include working capital requirements, joint venture capital calls, capital expenditures, pension funding obligations, repayments of borrowings, legal settlements of any currently outstanding legal matter or any future legal proceeding, and strategic investments including acquisitions, joint ventures, and other business partnerships. Our capital expenditures will be focused primarily on facilities and equipment to support our businesses. In addition, we will use cash to make payments under leases and various other obligations, including potential litigation payments, as they arise.
Other factors potentially affecting liquidity
UK pension obligation. We have recognized on our condensed combined balance sheets and combined balance sheets a funding surplus of approximately $107 million and $84 million (calculated as the excess of the fair value of plan assets over projected benefit obligations) as of July 3, 2026 and January 2, 2026, respectively, for our frozen UK defined benefit pension plan. The total amount of employer pension contributions paid for the year ended January 3, 2025 was $61 million for our defined benefit plan in the UK. The funding requirements for our UK pension plan are determined based on the UK Pensions Act 1995. Annual minimum funding requirements are based on a binding agreement with the Trustee of the UK pension plan that is negotiated on a triennial basis. This schedule of contributions will be reviewed by the Trustee and Trinzic no later than 15 months after the effective date of each actuarial valuation, due every three years. In 2024, the Trustee of the UK defined benefit pension plan commenced the triennial actuarial valuation of the plan which was finalized in fiscal 2025. At this time, we do not anticipate contributing additional funding to this plan at least until the next triennial valuation. In the future, pension funding may increase or decrease depending on changes in the levels of interest rates, pension plan asset return performance, and other factors. A significant increase in our funding requirements for the UK pension plan could result in a material adverse impact on our financial position.
Sales of Receivables. From time to time, we sell certain receivables to unrelated third-party financial institutions under various accounts receivable monetization programs. One such program is with MUFG Bank, Ltd. (“MUFG”) under a Master Accounts Receivable Purchase Agreement, which provides the sale to MUFG of certain of our designated eligible receivables, with a significant portion of such receivables being owed by the U.S. government. We plan to continue to utilize these programs to ensure we have flexibility to meet our capital needs. See Note 13. “Fair Value of Financial Instruments and Risk Management” to our condensed combined financial statements and Note 18. “Fair Value of Financial Instruments and Risk Management” to our combined financial statements for further discussion on our sales of receivables.
Term Loan
Information relating to our Term Loan is described in Note 8. “Debt and Other Credit Facilities” to our condensed combined financial statements and Note 12. “Debt and Other Credit Facilities” to our combined financial statements.

Off-Balance Sheet Arrangements
Letters of credit, surety bonds, and guarantees. Information relating to letters of credit, surety bonds, and guarantees is described in Note 14. “Related Parties Transactions” to our condensed combined financial statements and Note 19. “Related Parties Transactions” to our combined financial statements.
Contractual Obligations and Commitments
Significant contractual obligations and commercial commitments as of January 2, 2026 are as follows:

	Payments Due
Dollars in millions	Fiscal 2026	Fiscal 2027	Fiscal 2028	Fiscal 2029	Fiscal 2030	Thereafter	Total
Debt obligations	$8	$8	$8	$99	$—	$—	$123
Interest(a)	7	7	6	—	—	—	20
Operating leases	37	33	29	27	23	66	215
Purchase obligations and contract-related funding(b)	7	1	1	1	—	—	10
Total(c)	$59	$49	$44	$127	$23	$66	$368

(a)
Determined based on long-term debt borrowings outstanding at January 2, 2026 using the interest rates in effect for the individual borrowings as of January 2, 2026, including the effects of interest rate swaps. The payments due for interest reflect the cash interest that will be paid, which includes interest on outstanding borrowings and commitment fees. These amounts exclude the amortization of discounts or debt issuance costs.

(b)
In the ordinary course of business, we enter into commitments to purchase software and related maintenance, materials, supplies, and similar items. The purchase obligations disclosed above do not include purchase obligations that we enter into with vendors in the normal course of business that support direct contract costs on existing contracting arrangements with our customers. We expect to recover such obligations from our customers.

(c)
We have excluded uncertain tax positions totaling $13 million as of January 2, 2026. The ultimate timing of settlement of these obligations cannot be determined with reasonable assurance. See Note 13. “Income Taxes” to our combined financial statements for further discussion on income taxes.

Transactions with Joint Ventures
We form incorporated and unincorporated joint ventures to execute certain contracts. In situations where we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our subcontractor revenue or expenses, however, we recognize profit on our subcontractor scope of work up to but not in excess of the joint venture’s percent complete on its scope of work. We recognize revenue over time on our services provided to joint ventures that we consolidate and our services provided to joint ventures that we record under the equity method of accounting. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenue and expenses on such transactions. See Note 6. “Equity Method Investments and Variable Interest Entities” to our condensed combined financial statements and Note 10. “Equity Method Investments and Variable Interest Entities” to our combined financial statements.
Recent Accounting Pronouncements
Information relating to recent accounting pronouncements is described in Note 1. “Organization and Basis of Presentation” to our condensed combined financial statements and Note 2. “Significant Accounting Policies” to our combined financial statements.
U.S. Government Matters
Information relating to U.S. government matters commitments and contingencies is described in Note 11. “U.S. Government Matters” to our condensed combined financial statements and Note 15. “U.S. Government Matters” to our combined financial statements.
Legal Proceedings
Information relating to various commitments and contingencies is described in “Risk Factors” and in Notes 5, 10, and 11 and 7, 14, and 15 to our condensed combined financial statements and combined financial statements, respectively.

Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements which have been prepared in conformity with U.S. GAAP. The preparation of our combined financial statements requires us to make estimates and judgments that affect the determination of financial positions, results of operations, cash flows, and related disclosures. Our significant accounting policies are described in Note 2. “Significant Accounting Policies” to our combined financial statements. The following discussion is intended to highlight and describe those accounting policies that are especially critical to the preparation of our combined financial statements and to provide a better understanding of our significant accounting estimates and assumptions about future events that affect the amounts reported in our combined financial statements. Significant accounting estimates are important to the representation of our financial position and results of operations and involve our most difficult, subjective, or complex judgments. We base our estimates on historical experience and various other assumptions we believe to be reasonable according to the current facts and circumstances through the date of the issuance of our financial statements.
Contract Revenue and Contract Estimates. Our policy on revenue recognition is provided in Note 2. “Significant Accounting Policies” to our combined financial statements and is also applied to the revenue of our equity method investments included in equity in earnings of unconsolidated affiliates. We recognize revenue on substantially all of our contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. Our contracts are generally accounted for as a single performance obligation and are not segmented between types of services provided. We recognize revenue on those contracts over time using the cost-to-cost method, based primarily on contract costs incurred to date compared to total estimated contract costs at completion. Contract costs include all direct materials, labor, and subcontractors costs and indirect costs related to contract performance. We believe this method is the most accurate measure of contract performance because it directly measures the value of the goods and services transferred to the customer. For all other contracts we recognize revenue when services are performed which generally coincides with our ability to bill.
The cost-to-cost method of revenue recognition requires us to prepare estimates of cost to complete for contracts in progress. Due to the nature of the work performed on many of our performance obligations, the estimates of total revenue and cost at completion is complex, subject to many variables and require significant judgment. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule and the cost of materials, labor and productivity, the impact of change orders, liability claims, contract disputes, and achievement of contractual performance standards. As a significant change in one or more of these estimates could affect the profitability of our contracts, we routinely review and update our significant contract estimates through a disciplined project review process in which management reviews the progress and execution of our performance obligations and estimates at completion. We have a long history of working with multiple types of projects and preparing cost estimates. However, there are many factors that impact future cost described in the section entitled “Risk Factors.” These factors can affect the accuracy of our estimates and materially impact our future reported earnings. Changes in total estimated contract costs and losses, if any, are recognized on a cumulative catch-up basis in the period in which the changes are identified at the contract level. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate.
It is common for our contracts to contain variable consideration in the form of incentive fees, performance bonuses, award fees, liquidated damages, or penalties that may increase or decrease the transaction price. Variable consideration may be tied to our performance, cost targets, or achievement of milestones. Other contract provisions also give rise to variable consideration such as unapproved change orders and claims, and on certain contracts, index-based price adjustments. We estimate the amount of variable consideration at the most likely amount we expect to be entitled and include in the transaction price when it is probable that a significant reversal of cumulative revenue recognized will not occur. Variable consideration associated with claims and unapproved change orders is included in the transaction price only to the extent of costs incurred. We recognize claims against suppliers and subcontractors as a reduction in recognized costs when enforceability is established by the contract and the amounts are reasonably estimable and probable of recovery. Reductions in costs are recognized to the extent of the lesser of the amounts management expects to recover or actual costs incurred.
Under cost-reimbursable contracts, the price is generally variable based upon our actual allowable costs incurred for materials, equipment, reimbursable labor hours, overhead, and general and administrative expenses. The FAR provides guidance on types of costs that are allowable in establishing prices for goods and services provided to the U.S. government and its agencies. Pricing, including the types of costs that are allowable, for non-U.S. government agencies and commercial customers is based on specific negotiations with each customer. We recognize revenue on cost-reimbursable contracts to the extent it is not probable a significant reversal will occur.
Our estimates of variable consideration and determination of whether to include such amounts in the transaction price are based largely on our assessment of legal enforceability, anticipated performance, and any other information (historical, current, or forecasted) that is reasonably available to us.
Purchase Price Allocation. We allocate the purchase price of an acquired business to the identifiable assets and liabilities of the acquiree based on estimated fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset and are developed using widely accepted valuation techniques such as discounted cash flows. When determining the fair value of the assets and liabilities of an acquired business, we make judgments and estimates using all available information to us including, but not limited to, quoted market prices, carrying values, expected future cash flows, which includes consideration of future growth rates and margins, attrition rates, future changes in technology and brand awareness, loyalty and position, and discount rates. We engage third-party appraisal firms when appropriate to assist in the fair value determination of intangible assets. The purchase price allocation recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available. Our purchase price allocation is discussed in Note 5. “Acquisitions” to our combined financial statements.
Goodwill and Intangible Assets. Goodwill represents the excess of the cost of an acquired business over the fair value of the net tangible and intangible assets acquired. U.S. GAAP does not prescribe a specific valuation method for estimating the fair value of reporting units. Any valuation technique used to estimate the fair value of a reporting unit requires the use of significant estimates and assumptions, including revenue growth rates, operating margins, discount rates, and future market conditions, among others. Goodwill and intangible assets are tested annually for possible impairment as of the first day of the fourth fiscal quarter within our fiscal year, and on an interim basis when indicators of possible impairment exist. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed include, but are not limited to, changes in macroeconomic conditions, industry and market considerations, cost factors, discount rates, competitive environments, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of the reporting unit exceeds its estimated fair value, a quantitative test is required.
While we have the option to proceed directly to the quantitative test, for fiscal 2025, management performed a qualitative impairment assessment of our reporting unit, of which there were no indications that it was more likely than not that the fair value of our reporting unit was less than its respective carrying value. As such, a quantitative goodwill test was not required, and no goodwill impairment was recognized in fiscal 2025. Our goodwill and intangible assets are discussed in Note 9. “Goodwill and Intangible Assets” to our combined financial statements.
It is possible that changes in facts and circumstances, judgments, and assumptions used in estimating the fair value, which includes, but not limited to, market conditions and the economy, could change. This would result in a possible future impairment of goodwill that could be material to Trinzic. The fair values resulting from the valuation techniques used are not necessarily representative of the values Trinzic might obtain in a sale to willing third parties.
Deferred Taxes, Valuation Allowances, and Tax Contingencies. As discussed in Note 13. “Income Taxes” to our combined financial statements, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in our combined financial statements or tax returns. We record a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. We evaluate the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of the timing and character of future taxable income exclusive of reversing temporary differences and carryforwards, future reversals of existing taxable temporary differences, income available from carryback years, and available tax planning strategies that could be implemented to realize the net deferred tax assets. To arrive at our forecast of the timing and character of future taxable income, we use estimates of economic and market assumptions, including growth rates in revenue, costs, and estimates of future operating margins. These estimates can entail varying degrees of judgment based upon the amount of deferred tax assets assessed and length of the carryforward period.
We consider both positive and negative evidence when evaluating the need for a valuation allowance on our deferred tax assets in accordance with ASC 740, Income Taxes. Available evidence includes historical financial information supplemented by currently available information about future years. Generally, historical financial information is more objectively verifiable than projections of future income and is therefore given more weight in our assessment. We consider cumulative losses in the most recent twelve quarters to be significant negative evidence that is difficult to overcome in considering whether a valuation allowance is required. Conversely, we consider a cumulative income position over the most recent twelve quarters to be significant positive evidence that a valuation allowance may not be required. Changes in the amount, timing, and character of our forecasted taxable income could have a significant impact of our ability to utilize deferred tax assets and related valuation allowance.
We recognize the effect of income tax positions only if it is more likely than not that those positions will be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Trinzic records potential interest and penalties related to unrecognized tax benefits in income tax expense.
Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined by tax authorities in the normal course of business. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities and through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, and then utilize assumptions and estimates to determine the most likely outcome and provide taxes, interest, and penalties as needed based on this outcome.
Legal, Investigation and Other Contingent Matters. We record liabilities for loss contingencies when it is probable that a liability has been incurred and the amount is reasonably estimable. We disclose matters when we believe a material loss is at least reasonably possible but not probable or if the loss is not reasonably estimable but probable and is expected to be material to our financial statements. Generally, our estimates related to these matters are developed in consultation with internal and external legal counsel. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The precision of these estimates and the likelihood of future changes depend on a number of underlying assumptions and a range of possible outcomes. When possible, we attempt to resolve these matters through settlements, mediation, and arbitration proceedings. If the actual settlement costs, final judgments, or fines differ from our estimates, our future financial results may be materially and adversely affected. We record adjustments to our initial estimates of these types of contingencies in the periods when the change in estimate is identified. All legal expenses associated with these matters are expensed as incurred. See Notes 7, 14 and 15 to our combined financial statements for further discussion of our significant legal, investigation, and other contingent matters.
Pensions. Our pension benefit obligations and expenses are calculated using actuarial models and methods. The most critical assumption and estimate used in the actuarial calculations is the discount rate for determining the current value of benefit obligations. Other assumptions and estimates used in determining benefit obligations and plan expenses include expected rate of return on plan assets, inflation rates, and demographic factors such as retirement age, mortality, and turnover. These assumptions and estimates are evaluated periodically and are updated accordingly to reflect our actual experience and expectations.
The discount rate used to determine the benefit obligations was computed using a yield curve approach that matches plan specific cash flows to a spot rate yield curve based on high quality corporate bonds. The expected long-term rate of return on assets was determined by a stochastic projection that takes into account asset allocation strategies, historical long-term performance of individual asset classes, an analysis of additional return (net of fees) generated by active management, risks using standard deviations, and correlations of returns among the asset classes that comprise the plans’ asset mix. Plan assets are comprised primarily of equity securities, fixed income funds and securities, real estate, and other funds. As we have both domestic and international plans, these assumptions differ based on varying factors specific to each particular country or economic environment.

The discount rate used to calculate the projected benefit obligation at the measurement date for our U.S. pension plan decreased to 5.11% at January 2, 2026 from 5.47% at January 3, 2025. The discount rate used to determine the projected benefit obligation at the measurement date for our UK pension plan, which constitutes 98% of all pension plans, increased to 5.60% January 2, 2026 from 5.55% at January 3, 2025. Our expected long-term rates of return on plan assets utilized at the measurement dates of January 2, 2026 and January 3, 2025 was 6.20% for our U.S. pension plans and 8.00% and 6.80% for our UK pension plan, respectively.
The following table illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for our pension plans:

	Effect on
	Pretax Pension Cost in Fiscal 2026		Pension Benefit Obligation at January 2, 2026
Dollars in millions	U.S.	UK	U.S.	UK
25-basis-point decrease in discount rate	$—	$—	$—	$31
25-basis-point increase in discount rate	$—	$—	$—	$(30)
25-basis-point decrease in expected long-term rate of return	$—	$4	N/A	N/A
25-basis-point increase in expected long-term rate of return	$—	$(4)	N/A	N/A

Unrecognized actuarial gains and losses are recognized using the corridor method over a period of approximately 20 years, which represents a reasonable systematic method for amortizing gains and losses for the employee group. Our unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes in the obligations and the difference between expected returns and actual returns on plan assets. The difference between actual and expected returns is deferred as an unrecognized actuarial gain or loss on our combined statements of comprehensive income (loss) and is recognized as a decrease or an increase in future pension expense. Our pretax unrecognized net actuarial loss in accumulated other comprehensive loss at January 2, 2026 was $911 million.
The actuarial assumptions used in determining our pension benefits may differ materially from actual results due to changing market and economic conditions, changes in the legislative or regulatory environment, higher or lower withdrawal rates, and longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience, expectations, or changes in assumptions may materially affect our financial position or results of operations. Our actuarial estimates of pension expense and expected return on plan assets are discussed in Note 11. “Retirement Benefits” to our combined financial statements.
Quantitative and Qualitative Disclosures about Market Risk
Financial Market Risk. Cash and cash equivalents are deposited with major banks throughout the world. We have not incurred any credit risk losses related to deposits of our cash and cash equivalents.
Foreign Currency Risk. Because of the global nature of our business, we are exposed to market risk associated with changes in foreign currency exchange rates. We have historically attempted to limit exposure to foreign currency fluctuations through provisions requiring the customer to pay us in currencies corresponding to the currency in which cost is incurred. In addition to this natural hedge, we may use foreign exchange forward contracts and options to hedge material exposures when forecasted foreign currency revenue and costs are not denominated in the same currency and when efficient markets exist. These derivatives are generally designated as cash flow hedges and are carried at fair value.
We use derivative instruments, such as foreign exchange forward contracts, to hedge foreign currency risk related to non-functional currency assets and liabilities on our combined balance sheets. We do not enter into derivative financial instruments for trading purposes or make speculative investments in foreign currencies. Each period, these balance sheet hedges are marked to market through earnings and the change in their fair value is largely offset by remeasurement of the underlying assets and liabilities. For more information, see Note 13. “Financial Instruments and Risk Management” to our condensed combined financial statements and Note 18. “Financial Instruments and Risk Management” to our combined financial statements.

Interest Rate Risk. We are exposed to market risk for changes in interest rates for the Term Loan A-3. We had $116 million and $123 million outstanding under the Term Loan as of July 3, 2026 and January 2, 2026, respectively. Borrowings under the Term Loan bear interest at variable rates as described in Note 8. “Debt and Other Credit Facilities” to our condensed combined financial statements and Note 12. “Debt and Other Credit Facilities” to our combined financial statements.
We use interest rate swaps to reduce interest rate risk and to manage net interest expense by converting our variable rate debt into fixed-rate debt. During fiscal 2023, we entered into an interest rate swap agreement to term Sterling Overnight Index Average (“SONIA”). Information relating to our portfolio of interest rate swaps is described in Note 13. “Fair Value of Financial Instruments and Risk Management” to our condensed combined financial statements and Note 18. “Fair Value of Financial Instruments and Risk Management” to our combined financial statements. Our portfolio of interest rate swaps consists of the following:

Dollars in millions	Notional Amount at July 3, 2026	Pay Fixed Rate (Weighted Average)	Receive Variable Rate	Settlement and Termination
March 2023 Amortizing Interest Rate Swaps	£101	3.81%	Term SONIA	Monthly through November 2026

Dollars in millions	Notional Amount at January 2, 2026	Pay Fixed Rate (Weighted Average)	Receive Variable Rate	Settlement and Termination
March 2023 Amortizing Interest Rate Swaps	£104	3.81%	Term SONIA	Monthly through November 2026

The swap agreement was designated as a cash flow hedge at inception in accordance with ASC Topic 815, Derivative and Hedging. At July 3, 2026, we did not have any variable rate debt after taking into account the effects of the interest rate swaps that were effective at July 3, 2026. Our weighted average interest rate for the six months ended July 3, 2026 was 4.68%. If interest rates were to increase by 50 basis points, pre-tax interest expense would remain materially consistent in the next twelve months net of the impact from our swap agreements, based on outstanding borrowings as of July 3, 2026.
At January 2, 2026, we did not have any variable rate debt after taking into account the effects of the interest rate swaps that were effective at January 2, 2026. Our weighted average interest rate for fiscal 2025 was 4.48%. If interest rates were to increase by 50 basis points, pre-tax interest expense would remain materially consistent in the next twelve months net of the impact from our swap agreements, based on outstanding borrowings as of January 2, 2026.

MANAGEMENT
The following table will set forth information regarding the individuals, as of the date of this information statement, expected to serve as executive officers of Trinzic following the distribution.

Name	Age	Position
Michael LaRouche	61	President and Chief Executive Officer, Director
Nicholas Veasey	47	Executive Vice President and Chief Financial Officer
Sonia Galindo	58	Executive Vice President, General Counsel and Corporate Secretary
Sam Geis	52	Chief People Officer

Michael LaRouche will serve as Trinzic’s President and Chief Executive Officer. Since September 2026, he has been employed by KBR and served as President and Chief Executive Officer-Designate of Trinzic. He previously served as Chief Executive Officer of Serco North America, a private government services provider, from September 2025 to September 2026. Before that, he served as President, National Security and Space Sector, of Science Applications International Corporation, a technology and government services company, from March 2019 to February 2024, and as Vice President of Raytheon Company, a defense contractor and industrial corporation, from June 2006 to March 2019. Prior to joining Raytheon Company, Mr. LaRouche held leadership positions at Lockheed Martin Corporation, a U.S. defense and aerospace manufacturer, and Hughes Aircraft Company, an aerospace and defense contractor. Mr. LaRouche holds a Master of Science from the University of Colorado and a Bachelor of Science from the University of Michigan.
Nicholas Veasey will serve as Trinzic’s Executive Vice President and Chief Financial Officer. Since July 2026, he has been employed by KBR and served as Chief Financial Officer-Designate of Trinzic. Before that, he served as Chief Financial Officer of MAG Aerospace, a defense contractor, from July 2020 to June 2026, and as Vice President of Treasury, M&A and Investor Relations at Booz Allen Hamilton Inc., a government and military contractor, from September 2015 to June 2020. Prior to joining Booz Allen Hamilton, Mr. Veasey was an investment banker at Deutsche Bank, and, earlier in his career, he served as a Reconnaissance Platoon Commander with the U.S. Marine Corps. Mr. Veasey holds a Master of Business Administration from Georgetown University’s McDonough School of Business, a Master of Public Policy from Georgetown University’s McCourt School of Public Policy, and a Bachelor of Science in Economics from the U.S. Naval Academy.
Sonia Galindo will serve as Trinzic’s Executive Vice President, General Counsel and Corporate Secretary, and Ms. Galindo has served as Executive Vice President, General Counsel and Corporate Secretary of KBR since November 2021. Before that, Ms. Galindo served as Senior Vice President, General Counsel, Secretary, and Chief Ethics and Compliance Officer of FLIR Systems, Inc. (now Teledyne FLIR LLC, a subsidiary of Teledyne Technologies), a developer and manufacturer of sensing and imaging technologies, from July 2019 to May 2021, and as General Counsel and Secretary of Rosetta Stone Inc., a technology-based learning solutions company, from January 2015 to July 2019. Prior to that, Ms. Galindo held various legal positions in the public and private sectors, including at the U.S. Securities and Exchange Commission, Bill & Melinda Gates Foundation, Keurig Green Mountain, Inc., and McCormick & Company, Inc. Ms. Galindo holds a Juris Doctor from the University of Illinois Chicago School of Law and a Bachelor of Arts in Economics and Management, Finance from Hood College for Women.
Sam Geis will serve as Trinzic’s Chief People Officer, and Ms. Geis has served as Vice President & People Partner, Mission Technology Solutions of KBR since January 2025. Before that, she served as Vice President & People Partner, Government Solutions International of KBR from July 2022 to January 2025. Prior to joining KBR, she served in roles of increasing responsibility at Frazer-Nash Consultancy, a systems and engineering consultancy, which was acquired by KBR in October 2021, from July 2017 to July 2022, including as the Head of Human Resources and the People Director. Prior to Frazer-Nash Consultancy, she worked across industries including global pharmaceuticals, law, and insurance broking. Ms. Geis holds a Master of Arts in Human Resource Management from Oxford Brookes University and is a Chartered Fellow of the Chartered Institute of Personnel and Development.

DIRECTORS
Board of Directors Following the Distribution
The following table will set forth information regarding the individuals expected to serve on the Trinzic board of directors following the completion of the distribution. Trinzic is in the process of identifying the individuals who are expected to serve on the Trinzic board of directors following the distribution, and their information will be provided in subsequent amendments to this information statement. The nominees will be presented to Trinzic’s sole stockholder, KBR, for election prior to the separation. Trinzic may name and present additional nominees for election prior to the separation.

Name	Age	Position

Composition of the Board
Immediately following the distribution, we expect that our board of directors will be comprised of [•] directors.
Upon completion of the distribution, our board of directors is expected to consist of such number of directors as shall be determined from time to time solely by resolution of the board of directors. Until the conclusion of the fifth annual meeting of stockholders following the separation, which we expect to hold in 2032, our board of directors will be divided into three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of Trinzic’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the separation, which we expect to hold in 2028. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2029, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2030. We expect [•] will serve as Class I directors, [•] will serve as Class II directors, and [•] will serve as Class III directors.
Commencing with the second annual meeting of stockholders, expected to be held in 2029, directors of each class will be elected to hold office for a term of office to expire at the fifth annual meeting of stockholders, expected to be held in 2032. Commencing with the fifth annual meeting of stockholders, expected to be held in 2032, directors of each class will be elected annually and will hold office until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. Effective as of the conclusion of the 2032 annual meeting, our board of directors will no longer be divided into three classes. The classification of our board of directors could discourage a third party from initiating a proxy contest, making a tender offer, or otherwise attempting to control us. This temporary classified board structure is intended to provide better continuity of leadership during Trinzic’s first years of operation as an independent, publicly held business, versus annually elected directors. We have not yet set the date of the first annual meeting of stockholders to be held following the distribution.
We expect that all directors except [•] will meet the independence requirements set forth in the listing standards of the NYSE at the time of the distribution.
Committees of the Board of Directors
Effective upon the completion of the distribution, the Trinzic board of directors will have the following committees, each of which will operate under a written charter that will be posted on our website concurrently with, or immediately after, the distribution.

Audit Committee
The responsibilities of the Audit Committee will be more fully described in the Audit Committee charter. Trinzic anticipates that key responsibilities will include:
•
reviewing and discussing with management and the independent auditors, and recommending to the Trinzic board of directors for approval, Trinzic’s annual audited financial statements, disclosures made in MD&A, Trinzic’s internal controls report, and any independent auditors’ attestation of the report in Trinzic’s annual report on Form 10-K;

•	reviewing and discussing with management and the independent auditors Trinzic’s quarterly financial statements and MD&A disclosures in Trinzic’s quarterly reports on Form 10-Q;
•	reviewing Trinzic’s earnings press releases and use of any non-GAAP financial measures;
•	reviewing and discussing with management and the independent auditors any major issues and judgments regarding Trinzic’s accounting principles and financial statement presentations;
•
reviewing and discussing with management (including the senior internal audit executive) and the independent auditors the adequacy and effectiveness of Trinzic’s disclosure controls and procedures and internal controls;

•	reviewing Trinzic’s major financial risk exposures, including the status of the Corporation’s financial instruments;
•	reviewing and taking appropriate action with respect to any reports concerning any material violations of securities law or breaches of fiduciary duty or similar violation;
•	reviewing with management and the independent auditors the responsibilities, budget and staffing of the internal auditors and any recommended changes in the planned scope of the internal audit;
•
engaging Trinzic’s independent auditing firm each year; reviewing the audit and other professional services rendered by the firm; evaluating the independent auditors’ qualifications, performance and independence; and establishing and periodically reviewing Trinzic’s hiring policies for employment of the independent auditors’ current or former personnel;

•	confirming the regular rotation of audit partners as required by law;
•	reviewing Trinzic’s processes for identifying related party transactions and approving related party transactions as needed;
•
reviewing and verifying compliance with Trinzic’s Code of Business Conduct and reviewing and making recommendations to the Trinzic board of directors in connection with any requests to approve a waiver or an exception to the Code of Business Conduct;

•
establishing procedures for the confidential and anonymous submission, receipt, retention, and treatment of complaints received by Trinzic regarding accounting, internal accounting controls, or auditing matters;

•	overseeing Trinzic’s activities in managing its major risk exposures and reporting to the Trinzic board of directors on matters affecting Trinzic in these areas;
•
reviewing and reporting to the Trinzic board of directors on Trinzic’s policies and processes designed to ensure Trinzic (and each of its subsidiaries’) compliance with applicable laws and regulations;

•	reviewing with management the adequacy of Trinzic’s disclosure controls and procedures relating to cybersecurity issues;
•
reviewing with management, including the Chief Information Officer and Chief Security Officer, Trinzic’s information technology systems (including artificial intelligence), cybersecurity and data privacy programs, emerging cybersecurity developments and threats, Trinzic’s strategy to manage cybersecurity and data privacy risks;

•
providing oversight of Trinzic’s global data privacy and security regulations compliance program and requirements and reviewing the effectiveness of Trinzic’s related systems, controls, and procedures;

•
reviewing with management and reporting to the Trinzic board of directors with respect to any significant cybersecurity or data privacy incident, reports to or from regulators with respect thereto, and root cause and remediation/enhancement efforts with respect thereto;

•	reviewing and discussing with management the internal controls, processes, and disclosures relating to human capital management, in coordination with the Nominating and Corporate Governance Committee;
•	preparing and publishing an annual Audit Committee report; and
•
meeting periodically in separate executive sessions with management (including Trinzic’s Chief Financial Officer and General Counsel), the internal auditors, and the independent auditors and having such other direct and independent interaction with such persons from time to time as appropriate.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10A-3 under the Exchange Act and Trinzic’s Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by the Trinzic board of directors in its business judgment. Upon completion of the distribution, we expect our Audit Committee will consist of [•], with [•] serving as chair.
Compensation Committee
The responsibilities of the Compensation Committee will be more fully described in the Compensation Committee charter. Trinzic anticipates that key responsibilities will include:
•
evaluating and advising the Trinzic board of directors regarding the compensation policies applicable to Trinzic’s “executive officers,” including the specific relationship between corporate performance and executive compensation;

•
reviewing and recommending to the Trinzic board of directors the corporate goals and objectives relevant to compensation for the Chief Executive Officer, the Chief Executive Officer’s performance in light of these established goals and objectives, and the Chief Executive Officer’s compensation package based on this evaluation, the results of the most recent Say-on-Pay Vote, and any other relevant factors;

•
reviewing the Chief Executive Officer’s recommendations with respect to, and approving, the compensation to be paid to Trinzic’s other executive officers in accordance with the general compensation policies established by the Trinzic board of directors and having considered the results of the most recent Say-on-Pay Vote and any other relevant factors;

•
reviewing and making recommendations to the Trinzic board of directors with respect to incentive compensation and other stock-based plans, including identifying and setting financial and/or non-financial performance-related metrics as targets;

•	reviewing and approving the selection of comparable peer group companies for the purpose of benchmarking the Chief Executive Officer and other executive officers’ compensation;
•	approving any plans or amendments adopted pursuant to an exemption from the stockholder approval requirements of Section 303A.08 of the NYSE Listed Company Manual;
•	assisting the Board with respect to administering Trinzic’s incentive compensation and other stock-based plans, including the equity grant policy;
•
reviewing and discussing with management the “Compensation Discussion and Analysis” and determining whether to recommend to the Trinzic board of directors that it be included in Trinzic’s annual proxy statement or annual report on Form 10-K;

•	preparing and publishing an annual executive compensation report;
•	reviewing the risk assessment of Trinzic’s compensation plans to ensure that the programs do not create risks that are reasonably likely to have a material adverse effect on Trinzic;
•	reviewing and approving the creation or revision of any clawback policy allowing Trinzic to recoup compensation paid to employees, including Trinzic’s Procedure for the Recovery of Erroneously Awarded

Compensation and any other clawback policies adopted to satisfy the minimum clawback requirements adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations thereunder or any other applicable law or securities exchange listing standard, and overseeing the implementation and enforcement of any such clawback policy;
•	periodically reviewing the compensation paid to non-executive employee directors and making recommendations to the Trinzic board of directors regarding any adjustments;
•	selecting any independent compensation consultant or other adviser to assist the committee in its work;
•
approving disclosures and making recommendations to the Trinzic board of directors regarding the disclosures on Trinzic’s Advisory Vote on Executive Compensation and Advisory Vote on the Frequency of Advisory Votes on the Named Executive Compensation to be included in Trinzic’s annual proxy statement; and

•
reviewing periodically and making recommendations to the Trinzic board of directors regarding stock ownership guidelines for Trinzic’s directors and executive officers, and assessing compliance with such guidelines.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10C-1 under the Exchange Act, and Trinzic’s Compensation Committee charter. Upon completion of the distribution, we expect our Compensation Committee will consist of [•], with [•] serving as chair.
Nominating and Corporate Governance Committee
The responsibilities of the Nominating and Corporate Governance Committee will be more fully described in the Nominating and Corporate Governance Committee charter. Trinzic anticipates that key responsibilities will include:
•	reviewing periodically Trinzic’s corporate governance guidelines and recommending revisions to the guidelines as appropriate;
•	developing, recommending to the Trinzic board of directors for its approval, and overseeing an annual self-evaluation process of the Trinzic board of directors and its committees;
•	identifying and screening candidates for board membership, consistent with approved criteria from the Trinzic board of directors, NYSE listing standards, and other applicable requirements;
•
assessing the appropriate mix of skills and characteristics, including a candidate’s integrity, strength of character, judgment, business and other relevant experience, education, areas of expertise, and cultural and personal background, required of the Trinzic board of directors members;

•	reviewing and periodically updating the criteria for the Trinzic board of directors membership and the composition of the Trinzic board of directors and its committees;
•
reviewing periodically each director’s continuation on the Trinzic board of directors, independence, and membership on committees, identifying and recommending candidates to fill board or committee vacancies, and recommending annually to the Trinzic board of directors a slate of director nominees;

•
reviewing the development and implementation of Trinzic’s human capital management policies, strategies, and goals, and discussing with management, as appropriate, their reports regarding the development, implementation, and effectiveness of Trinzic’s policies relating to human capital management;

•
reviewing and providing general oversight of Trinzic’s compliance and plans for compliance in light of existing, new and evolving laws, regulations, rules, and policies relating to human capital management, and discussing with management any developments that may materially impact Trinzic’s related major risk exposures, in coordination with the Audit Committee;

•	reviewing and regularly reporting to the Trinzic board of directors on succession plans and management development programs for members of executive management and the Chief Executive Officer;
•	receiving presentations at least annually from, and providing general oversight to, Trinzic’s Chief People Officer;

•
reviewing Trinzic’s public disclosures with respect to human capital management, including those disclosures in Trinzic’s filings and reports with the U.S. and international regulatory bodies and (in coordination with the Audit Committee) Trinzic’s disclosure controls and procedures and internal control over financial reporting relating thereto;

•	ensuring Trinzic has policies and procedures, and periodically reviewing such policies and procedures, to:
○	protect Trinzic’s culture and values;
○	ensure fundamental human and workplace rights prohibiting all forms of forced labor and human trafficking; and
○	support human capital management, including recruiting, retention, career development, opportunity and advancement, and succession and employment practices;
•
reviewing and recommending to the Trinzic board of directors the designation of Trinzic’s “executive officers” as defined in Rule 3b-7 under the Exchange Act and its “officers” as defined under Rule 16a-1 under the Exchange Act;

•	establishing procedures for stockholders to recommend individuals for consideration as possible candidates for election to the Trinzic board of directors;
•	establishing and maintaining the Trinzic board of directors action plan to address shareholder activism; and
•	reviewing shareholder proposals submitted for inclusion in Trinzic’s proxy statement and recommending any responses to the Trinzic board of directors.
The Nominating and Corporate Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE and Trinzic’s Nominating and Corporate Governance Committee charter. Upon completion of the distribution, we expect our Nominating and Corporate Governance Committee will consist of [•], with [•] serving as chair.
Code of Business Conduct
In connection with the separation, Trinzic will adopt a Code of Business Conduct that will require all of its business activities to be conducted in compliance with applicable laws and regulations and ethical principles and values. All directors, officers and employees of Trinzic will be required to read, understand, and comply with the requirements of the Code of Business Conduct.
The Code of Business Conduct will be accessible on Trinzic’s website. Any waiver of the Code of Business Conduct for directors or executive officers may be made only by our board of directors or a committee of our board of directors. If we make any substantive amendments to, or grant any waivers from, the Code of Business Conduct and ethics for any executive officer or director, we will disclose the nature of such amendment or waiver on our website. Trinzic’s website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.
Director Nomination Process
Our initial board of directors is being selected through a process involving both KBR and us. The initial directors who will serve after the distribution will begin their terms at the time of the distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences and will serve on our Audit Committee.
Corporate Governance Guidelines
In connection with the separation, Trinzic will adopt a set of corporate governance guidelines to assist it in guiding its governance practices, which will be regularly reviewed by the Nominating and Corporate Governance Committee. These guidelines will cover a number of areas, including director responsibilities and board leadership, board independence and composition (including director qualifications), director compensation, executive sessions, Chief Executive Officer evaluation, succession planning, board committees, director orientation and continuing education, director access to management and independent advisers, annual board evaluations, the board’s communications with stockholders, and other matters. A copy of our governance principles will be posted on Trinzic’s website. Trinzic’s website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.

Communications with Non-Management Members of the Board
After the distribution, stockholders and other interested parties may communicate with the board of directors, the non-executive directors, or any committee of the board of directors by mail ([•]) or email ([•]).
Compensation Committee Interlocks and Insider Participation
During Trinzic’s fiscal year ended January 2, 2026, Trinzic was not a separate company and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as Trinzic’s executive officers for that fiscal year were made by KBR, as described in the section entitled “Executive Compensation.”

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Executive Summary
As a newly formed entity, Trinzic did not have any executive officers or pay any compensation during the year ended January 2, 2026. Historical information concerning the compensation paid to or earned by named executive officers (“NEOs”) of KBR may not be directly relevant or indicative of the compensation that NEOs of Trinzic may receive, but compensation disclosure with respect to KBR’s NEOs is available in KBR’s previous annual proxy statements filed with the SEC, the most recent being the proxy statement that KBR filed on March 30, 2026 and which contains compensation that KBR’s NEOs received for its fiscal year ended January 2, 2026. Detailed information on the compensation arrangements of Trinzic’s NEOs will be provided in Trinzic’s proxy statements filed following the distribution.
As discussed above, we are currently wholly owned by KBR and our Compensation Committee has not yet been formed. We expect that our Compensation Committee, once formed, will review our executive compensation philosophy, policies and practices and establish compensation and benefit programs for our executive officers as appropriate for Trinzic as a pure-play, at-scale, established, and differentiated provider of technology and mission solutions.
As of the date of this information statement, the following individuals will serve as executive officers of Trinzic immediately following the distribution:
•	Michael LaRouche will serve as President and Chief Executive Officer;
•	Nicholas Veasey will serve as Executive Vice President and Chief Financial Officer;
•	Sonia Galindo will serve as Executive Vice President, General Counsel & Corporate Secretary; and
•	Sam Geis will serve as Chief People Officer.
See the section entitled “Management” for additional information about the individuals who are expected to serve as executive officers of Trinzic following the distribution.
Pursuant to SEC staff guidance in Regulation S-K Compliance and Disclosure Interpretation 217.01, information regarding historical compensation provided by KBR to our executive officers for periods before the distribution is not required, since there is not continuity of management of Trinzic as described in the applicable SEC guidance. Rather, there will be new management who will be NEOs following the distribution, including our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer. With respect to Mses. Galindo and Geis, who are expected to serve as our executive officers and who have been employed by KBR since before 2026, they have provided services to KBR on a consolidated basis and the services they will provide to Trinzic may differ from those they have provided to KBR.
In alignment with SEC guidance, the disclosure below principally focuses on compensation that we expect to provide to our executive officers in connection with and following the distribution, including go-forward compensation terms, severance arrangements, and a description of the compensation practices and policies expected to apply to our executive officers. However, since it may be relevant for an understanding of the initial go-forward executive compensation program of Trinzic, we have also included discussion of KBR’s executive compensation philosophy, policies and practices below.
Agreements with Our NEOs
Michael LaRouche Offer Letter
Pursuant to an offer letter provided by KBR to Mr. LaRouche, who is expected to serve as Trinzic’s President and Chief Executive Officer (and which agreement will be assumed by Trinzic in connection with the distribution), Mr. LaRouche is eligible to receive (i) an annual salary of $900,000 per annum, increasing to $1,000,000 per annum effective January 1, 2027, (ii) a sign-on equity award in the form of restricted stock units (“RSUs”) with a grant date value of $650,000 and which vests on the first anniversary of his first day of employment with KBR and a sign-on equity award in the form of RSUs with a grant date value of $350,000, which vests on the second anniversary of his first day of employment, (iii) a special cash sign-on bonus of $900,000, which is subject to repayment if Mr. LaRouche is terminated for “cause” or resigns without “good reason” (each as defined in a Severance and Change in Control Agreement between KBR and Mr. LaRouche), (iv) an annual cash bonus for 2026 under the KBR Senior Executive Performance Pay Plan (the “KBR Performance Pay Plan”) with a target payout equal to 120% of base salary, prorated for the number of full months worked in 2026, (v) equity awards under the 2026 Long-Term Incentive Plan based on a full-year award value of $5 million, prorated for the number of full months worked in 2026 and (vi) severance and change-in-control pay and benefits pursuant to a Severance and Change in Control Agreement between Mr. LaRouche and KBR. During the term of his employment, Mr. LaRouche will be eligible to participate in KBR’s standard and executive employee benefit plans as in effect from time to time, including business class travel, financial planning assistance of $15,000 per annum, and an annual executive physical.
Nicholas Veasey Offer Letter
Pursuant to an offer letter provided by KBR to Mr. Veasey, who is expected to serve as Trinzic’s Executive Vice President and Chief Financial Officer (and which agreement will be assumed by Trinzic in connection with the distribution), Mr. Veasey is eligible to receive (i) an annual salary of $650,000 per annum, (ii) a sign-on equity award in the form of RSUs with a grant date value of $3,000,000 and which vests in equal annual installments over three years beginning on the first anniversary of the grant date, (iii) a special cash sign-on bonus of $1,000,000, which is subject to repayment if Mr. Veasey is terminated for “cause” or resigns without “good reason” (each as defined in a Severance and Change in Control Agreement between KBR and Mr. Veasey), (iv) an annual cash bonus for 2026 under the KBR Performance Pay Plan with a target payout equal to 100% of base salary, prorated for the number of full months worked in 2026, (v) equity awards under the 2026 Long-Term Incentive Plan based on a full-year award value of $1,700,000 and (vi) severance and change-in-control pay and benefits pursuant to a Severance and Change in Control Agreement between Mr. Veasey and KBR. During the term of his employment, Mr. Veasey will be eligible to participate in KBR’s standard and executive employee benefit plans as in effect from time to time, including business class travel, financial planning assistance of $15,000 per annum, and an annual executive physical.
Information regarding compensation arrangements with other executive officers of Trinzic will be provided by amendment to the registration statement on Form 10 of which this information statement is a part.
Trinzic Equity Compensation Plan Information
Information regarding our contemplated new equity incentive plan will be provided by amendment to the registration statement on Form 10 of which this information statement is a part.
Elements of Post-Termination Compensation and Benefits
KBR previously entered into Severance and Change in Control Agreements (the “Severance and CIC Agreements”) with Mr. LaRouche, Mr. Veasey, and Ms. Galindo. In connection with the distribution, Trinzic will assume these Severance and CIC Agreements and expects to enter similar agreements with new executives who are not currently employed by KBR.
Circumstances That Would Trigger Payments and Benefits
The Severance and CIC Agreements will terminate automatically on the earlier of (i) the executive’s termination of employment with KBR or (ii) in the event of a change in control during the term of the Severance and CIC Agreement, two years following the change in control. The Severance and CIC Agreements provide for (i) severance termination benefits (prior to a change in control), (ii) double-trigger change-in-control termination benefits (on or after a change in control), and (iii) death, disability, and retirement benefits.
Under the Severance and CIC Agreements, “cause,” “good reason,” and “change in control” are generally defined as described below.
“Cause,” for purposes of a termination of employment prior to a change in control, means any of the following (i) the executive’s gross negligence or willful misconduct in the performance of the duties and services required of the executive by KBR; (ii) the executive’s conviction of, or plea other than not guilty to, a felony or a misdemeanor involving moral turpitude; (iii) a material violation of KBR’s Code of Business Conduct; or (iv) the executive’s willful and repeated failure to perform his or her duties (other than any such failure resulting from incapacity due to physical or mental illness) or the executive’s willful failure to comply with any valid and legal directive of the KBR board of directors; provided, KBR gives the executive written notice setting forth the grounds for Cause and ten days to cure the failure, if curable.

“Cause,” for purposes of a termination of employment on or within two years after a change in control, means any of the following (whether or not occurring before, on, or after a change in control): (i) the executive’s gross negligence or willful misconduct in the performance of the duties and services required of the executive by KBR; (ii) the executive’s conviction of, or plea other than not guilty to, a felony or a misdemeanor involving moral turpitude; or (iii) a material violation of KBR’s Code of Business Conduct; provided, KBR gives the executive written notice setting forth the grounds for Cause and ten days to cure the failure, if curable.
“Good Reason,” means any of the following, without the executive’s consent: (i) a material diminution of the executive’s base compensation, which, for the avoidance of doubt, shall be understood to mean a material diminution in either the executive’s base salary or the executive’s annual target bonus opportunity, (ii) a material diminution in the executive’s authority, duties, or responsibilities or (iii) the material breach by KBR of a Severance and CIC Agreement or any other agreement between the executive and KBR or its affiliates; or (iv) the relocation of the offices at which the executive is principally employed to a location more than 50 miles away; provided, that such events, shall constitute a Good Reason only if (i) the executive provides written notice to KBR within 90 days of the initial existence of the event and (ii) KBR fails to remedy such circumstance within 30 days after receipt of the executive’s written notice of the event. If KBR fails to remedy the event within that 30-day period, the executive will have until the 180th day following the initial existence of the Good Reason event (but not beyond the end of the term of this Severance and CIC Agreement) to terminate his or her employment for Good Reason; provided, however, that KBR is not prevented from terminating the executive at any time for Cause.
“Change in Control” shall conclusively be deemed to have occurred if any one of the following shall have occurred: (i) any person is or becomes the beneficial owner, directly or indirectly, of securities of KBR (not including in the securities beneficially owned by such person any securities acquired directly from KBR or its affiliates) representing 20% or more of the combined voting power of KBR’s then outstanding securities; or (ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date of the Severance and CIC Agreement, constitute the KBR board of directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors of KBR) whose appointment or election by the KBR board of directors or nomination for election by KBR’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date of the Severance and CIC Agreement or whose appointment, election or nomination for election was previously so approved or recommended (the “Incumbent Board”); provided, however, that for purposes of this paragraph, any individual becoming a director subsequent to the date hereof whose election, or nomination for election by KBR’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the KBR board of directors; or (iii) there is consummated a merger or consolidation of KBR or any direct or indirect subsidiary of KBR with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of KBR outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of KBR or any subsidiary of KBR, at least 50% of the combined voting power of the securities of KBR or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of KBR (or similar transaction) in which no person is or becomes the beneficial owner, directly or indirectly, of securities of KBR (not including in the securities beneficially owned by such person any securities acquired directly from KBR or any of its affiliates other than in connection with the acquisition by KBR or any of its affiliates of a business) representing 20% or more of the combined voting power of KBR’s then outstanding securities; or (iv) the stockholders of KBR approve a plan of complete liquidation or dissolution of KBR, or there is consummated an agreement for the sale, disposition, lease, or exchange by KBR of all or substantially all of KBR’s assets, other than a sale, disposition, lease, or exchange by KBR of all or substantially all of KBR’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of KBR in substantially the same proportions as their ownership of KBR immediately prior to such sale.

Termination Due to Death or Disability
If at any time during the term of the Severance and CIC Agreement, an executive dies or becomes disabled (as defined in the Severance and CIC Agreement), then KBR will generally provide the executive (or the executive’s estate) with the following benefits:
(i)
the executive’s unearned bonus under the annual cash incentive plan payable for the fiscal year in which the termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan. Any such earned amount will be prorated to the executive’s date of termination and paid in a lump sum on the normal payment date for such annual bonuses under the plan, but not later than the March 15 following the end of the performance period;

(ii)
the executive’s unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive’s date of termination, which shall be paid in a lump sum on the normal payment date for such bonuses, but not later than the March 15 following the end of such prior performance period;

(iii)	the restrictions on all restricted stock, RSUs, and other equity-based awards that are not performance awards held by the executive will lapse in full on the date of termination;
(iv)
all stock options and stock appreciation rights (“SARs”) held by the executive will become fully vested and exercisable on the date of termination and may be exercised until the earlier of the second anniversary of the date of termination (unless otherwise provided by the Compensation Committee of KBR’s board of directors (“KBR’s Compensation Committee”), in its discretion) and the remaining term of such option or SAR;

(v)
all outstanding performance awards granted to the executive will be prorated to the date of termination, and to the extent such awards become “earned” based on actual performance results at the end of the performance period, will be paid to the executive in a lump sum on the normal payment date for such awards under the plan, but not later than the March 15 following the end of the performance period; and

(vi)	all the executive’s account balances in all supplemental and nonqualified retirement plans of KBR and its affiliates will become fully vested on the date of termination.
Termination Due to Retirement
If at any time during the term of the Severance and CIC Agreement, the executive retires (as defined in the Severance and CIC Agreement), then KBR will generally provide the executive with the above death and disability benefits, except that (1) the executive may only exercise stock options and SARs until the earlier of the first anniversary of the date of termination (unless otherwise provided by KBR’s Compensation Committee, in its discretion) and the remaining term of such options or SARs and (2) notwithstanding anything to the contrary in the award agreement, a pro rata portion of each outstanding award of RSUs will vest on the executive’s retirement, with the prorated vesting determined by multiplying (x) the number of shares initially subject to the award at grant by (y) a fraction, the numerator of which is the number of days the executive was employed between the grant date of the award and the termination date and the denominator of which is the total number of days between the date of grant and the date on which the award would have been vested in full, and subtracting from such product, the number of shares subject to such award that had already vested as of the termination date.
Voluntary Termination Without Good Reason or Retirement
If at any time during the term of the Severance and CIC Agreement, the executive voluntarily terminates employment for any reason other than a Good Reason or retirement, the executive will not be entitled to any payments or benefits and the executive’s vested stock options and SARs must be exercised within 30 days of the date of termination or, if earlier, before the applicable expiration date.
Termination For Cause
If at any time during the term of the Severance and CIC Agreement, the executive’s employment is terminated by KBR for Cause, the executive will not be entitled to any severance payments or benefits.

Termination Without Cause or By the Executive For Good Reason
If, prior to a Change in Control, the executive’s employment is terminated by KBR without Cause, or if the executive terminates employment for Good Reason, KBR will generally provide the executive with the following benefits:
(i)
a lump-sum cash payment equal to the sum of: (i) one and a half times the executive’s annual base salary (two times for the Chief Executive Officer (“CEO”)) in effect at termination, plus (ii) one and half times the executive’s annual target bonus opportunity (two times for the CEO);

(ii)	all vested stock options and SARs may be exercised within the one-year period following termination, but not later than the remaining term of the option or SARs; and
(iii)
all unvested stock options, SARs, restricted stock, RSUs, and performance awards will be forfeited, unless and to the extent provided otherwise by KBR’s Compensation Committee, in its discretion, with respect to non-performance awards.

Under Ms. Galindo’s Severance and CIC Agreement, Ms. Galindo is also entitled to receive (1) her unearned bonus under KBR’s annual cash incentive plan payable for the fiscal year in which her termination date occurs, with the amount determined at the end of the performance period in accordance with the terms of the plan and prorated to her termination date and any such earned amount paid in a lump sum on the normal payment date for such annual bonuses under the plan, but not later than the March 15 following the end of the performance period, (2) vesting of a pro rata portion of each outstanding award of restricted stock, RSUs, or other equity based awards that are not performance awards, with prorated vesting determined by multiplying (x) the number of shares initially subject to the applicable award at grant by (y) a fraction, the numerator of which is the number of days Ms. Galindo was employed between the date of grant and the termination date and the denominator of which is the total number of days between the date of grant and the date the award would have vested in full, and subtracting from such product, the number of shares subject to the award that had already vested as of the termination date and (3) to receive proration of all outstanding performance awards to Ms. Galindo’s date of termination to the extent such awards become “earned” based on actual performance results at the end of the applicable performance period.
Termination Following a Change in Control
If on the date of, or within two years after, a change in control, KBR terminates the executive’s employment without Cause or the executive terminates employment for Good Reason, then KBR will generally provide the executive with the following change-in-control termination benefits:
(i)
A lump sum cash payment equal to the sum of: (i) two times (three times for the CEO) the executive’s base salary in effect at termination (or, if higher, the executive’s base salary in effect immediately prior to the change in control), plus (ii) two times (three times for the CEO) the executive’s annual target bonus opportunity;

(ii)
the executive’s unearned bonus under the annual cash incentive plan payable for the fiscal year in which the executive’s termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan, and then such earned amount (if any) (x) prorated to the executive’s date of termination and (y) paid to the executive in a lump sum on the normal payment date for such annual bonuses, but not later than the March 15 following the end of the performance period;

(iii)
the executive’s unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive’s termination, which will be paid to the executive in a lump sum on the normal payment date for such bonuses, but not later than 74 days following the executive’s termination of employment;

(iv)
all the outstanding stock options, SARs, restricted stock and restricted stock unit awards, and other equity-based awards granted by KBR to the executive that are not performance awards will become fully vested and immediately exercisable or payable in full;

(v)
all performance award units other than those that are covered under the annual cash incentive plan will become fully vested and paid at target performance as soon as administratively feasible following the termination of employment, but not later than March 15 of the year following such termination;

(vi)	all account balances in any supplemental and nonqualified retirement plans will become fully vested; and

(vii)
welfare plan costs equal to two times (three times for the CEO) the total annual cost to the executive and KBR of the medical, dental, life, and disability benefits provided to the executive and the executive’s eligible dependents by KBR for the year of the executive’s termination.

Determination of Appropriate Payment and Benefit Levels Under Various Circumstances
The Severance and CIC Agreements were crafted based on an analysis of practices in a peer group (the “KBR Peer Group”) at the time and the market generally, presented by KBR’s Compensation Committee’s independent compensation consultant at the time. KBR’s Compensation Committee regularly reviews the Severance and CIC Agreements to ensure they remain aligned with peer group practices.
Material Preconditions to Receiving Payments or Benefits
As a condition to receiving severance benefits upon a termination by KBR (except for Cause) or a resignation by the executive for Good Reason or retirement, an executive must first execute a release and full settlement agreement. The Severance and CIC Agreements also contain customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Severance and CIC Agreements contain a clawback provision that allows KBR to recover any benefits paid under the Severance and CIC Agreements if KBR determines within two years after the executive’s termination of employment that the executive’s employment could have been terminated for Cause.
Overview of KBR’s Executive Compensation Philosophy, Policies and Practices
The following discussion of KBR’s executive compensation philosophy, policies and practices is provided because it may be relevant for an understanding of the initial go-forward executive compensation program of Trinzic. As noted above, we expect that our Compensation Committee, once formed, will review our executive compensation philosophy, policies and practices and establish compensation and benefit programs for our executive officers as appropriate for Trinzic, and the executive compensation philosophy, policies and practices for Trinzic going forward may differ from KBR’s historical practices.
Key Considerations in Determining KBR Executive Compensation
KBR’s Compensation Committee regularly reviews the elements of the individual compensation packages for KBR’s NEOs, with a goal of ensuring that:
•	Pay packages align executives’ interests with KBR’s stockholders’ interests;
•	Performance metrics are sufficiently challenging;
•	Target pay packages reflect an appropriate mix of short-term and long-term incentives; and
•
Total compensation, as well as each individual compensation element, is targeted near the 50th percentile of the competitive market for good performance and above the 50th percentile of the competitive market for consistent, outstanding performance, taking into consideration factors like differences in KBR’s NEOs’ respective responsibilities compared to responsibilities ascribed to their counterparts at KBR’s peers, as well as experience, retention risk, and internal pay equity.

KBR’s executive compensation program is regularly reviewed to ensure that it remains consistent with these objectives and is administered in accordance with established compensation policies.
KBR’s Compensation Policies and Practices
Below is a summary of KBR’s compensation policies and practices in place during 2025.

Performance-Based Compensation	• A majority of KBR’s NEOs’ compensation is performance-based and varies depending on the achievement of absolute and relative performance goals.
Market Comparison	• KBR’s Compensation Committee benchmarks executive compensation against relevant peer groups of companies in KBR’s industry and companies of similar size and complexity.

Clawbacks
•
KBR adopted a clawback policy in compliance with Section 10D of the Exchange Act and the NYSE rules. Pursuant to KBR’s policy, if KBR is required to prepare an accounting restatement, KBR’s Compensation Committee must recoup any erroneously awarded incentive compensation paid to current and former executive officers of KBR.
•
Certain of KBR’s officers’ award agreements also include additional clawback provisions that extend beyond the requirements of Section 10D of the Exchange Act and the NYSE rules.

Stock Ownership Guidelines	• KBR requires KBR’s NEOs to own a significant amount of KBR stock to align their interests with KBR’s stockholders’ interests.
No Pledging	• KBR’s officers and directors may not pledge KBR stock.
No Hedging	• KBR’s officers and directors may not hedge KBR stock.
Equity Award Grant Practices	• KBR does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.
Double-Trigger
•
The Severance and CIC Agreements require a double-trigger for a change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits.

No Employment Agreements	• KBR’s NEOs do not have employment agreements.
No Tax Gross-Ups	• KBR does not provide excise tax gross-up agreements.
No Option Repricing	• KBR prohibits the repricing of KBR stock options.

Role of the KBR Board and Compensation Committee
Each year, usually in December, KBR’s non-executive directors meet in executive session to evaluate the performance of KBR’s CEO, considering qualitative and quantitative elements of KBR’s CEO’s performance, including:
•	leadership and vision;
•	integrity;
•	keeping the KBR board of directors informed on matters affecting KBR and its operating units;
•	performance of the business and achievement of financial objectives and goals;
•	development and implementation of initiatives to provide long-term economic benefit to KBR;
•	accomplishment of strategic objectives; and
•	development of management.
KBR’s CEO’s evaluation and compensation for the next full year, including an evaluation of whether KBR’s CEO has created adequate management succession programs, are communicated to KBR’s CEO by the Lead Independent Director after review and approval by KBR’s Compensation Committee and the full KBR board of directors (other than KBR’s CEO).
Based on KBR’s CEO’s recommendations and in concert with him, KBR’s Compensation Committee annually reviews and approves the compensation and incentive awards for KBR’s NEOs and other members of KBR’s executive management team (“KBR’s Senior Executive Management”).
Role of KBR’s CEO
During 2025, KBR’s CEO made recommendations to KBR’s Compensation Committee regarding the compensation and incentives for KBR’s NEOs other than himself. KBR’s CEO also:
•	recommended performance measures, target goals, and award schedules for short-term and long-term incentive awards, and reviewed performance goals for consistency with KBR’s projected business plan;

•	reviewed competitive market data for KBR’s Senior Executive Management positions; and
•	developed specific recommendations regarding the amount and form of equity compensation to be awarded to KBR’s NEOs other than himself.
Role of Independent Consultants
Under its charter, KBR’s Compensation Committee is authorized to retain a compensation consultant and has the sole authority to approve the consultant’s fees and other retention terms. While KBR believes that retaining third-party consultants is an efficient way to remain informed about competitive compensation practices, the advice of outside professionals is just one of many factors that KBR’s Compensation Committee considers. Most importantly, KBR designs and adjusts KBR’s compensation program to address the program’s intended objectives.
In 2025, KBR’s Compensation Committee used the services of one independent compensation consulting firm, Meridian Compensation Partners, LLC (“Meridian”). KBR’s Compensation Committee engaged and managed its relationship with Meridian directly, and Meridian reported directly to KBR’s Compensation Committee. Outside of providing advisory services to KBR’s Compensation Committee, Meridian provided no other services to KBR or KBR’s affiliates.
KBR Peer Groups
In the design and administration of KBR’s 2025 executive compensation programs for KBR’s NEOs, KBR’s Compensation Committee considered competitive market data from the KBR Peer Group. The KBR Peer Group was comprised of 18 companies for the 2024-2025 compensation cycle.
The KBR Peer Group was formed based on a review considering KBR’s two operating business segments in fiscal 2024 - Government Solutions (renamed Mission Technology Solutions as part of a segment realignment for fiscal 2025) and Sustainable Technology Solutions - and several factors relating to the constituent companies.
Elements of KBR Compensation
KBR’s executive compensation program is designed to ensure that KBR can attract and retain talented executives who are motivated to pursue KBR’s strategies, focus employees’ efforts, and achieve business success. The compensation program also seeks to align executives’ interests with stockholders’ interests. KBR’s Compensation Committee does not use any pre-established formula for the allocation between cash and non-cash compensation or between short-term and long-term compensation. Instead, each year KBR’s Compensation Committee determines, in its discretion and business judgment, the appropriate level and mix of compensation to reward KBR’s NEOs for near-term superior performance and to encourage commitment to KBR’s long-range strategic business goals. When making these decisions, KBR’s Compensation Committee seeks to be mindful of KBR’s philosophy that the majority of KBR’s NEO compensation should vary with KBR’s performance.
KBR’s 2025 executive compensation program consisted of three core elements of direct compensation: base salary, short-term (annual) incentives, and long-term incentives. A description of these elements follows.
Base Salary
KBR pays KBR’s NEOs market-competitive base salaries for the skills and experience they bring to their respective roles. To arrive at base salary amounts, KBR’s Compensation Committee considers:
•	Leadership and individual performance;
•	Internal pay equity;
•	Level of responsibility;
•	Experience in current role; and
•	External factors involving general economic conditions and marketplace compensation trends.
Short-Term Incentives (“STI”) (Annual)
KBR’s Compensation Committee established the KBR Performance Pay Plan to reward KBR’s Senior Executive Management for improving financial results for KBR’s stockholders by linking cash compensation to the achievement of KBR’s short-term financial performance and individual annual goals. The KBR Performance Pay Plan was created under the stockholder-approved Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan (the “KBR Stock and Incentive Plan”).
Incentive Award Opportunities
In December 2024, KBR’s Compensation Committee met to determine the 2025 target awards for KBR’s NEOs under the KBR Performance Pay Plan. These target STI awards, which are expressed as percentages of base salary, were generally set to be consistent with the median target awards for executives in similar positions within the KBR Peer Group.
2025 STI Performance Metrics
The performance metrics KBR used for 2025 STI awards focused KBR’s NEOs on the key measures of success in connection with the execution of KBR’s strategic plan. KBR’s Compensation Committee updated the specific goals for each performance metric in 2025 to ensure they remained challenging and competitive.
The table below summarizes the 2025 performance metrics and weightings for KBR’s CEO and other NEOs. KBR believed these were the most important metrics for measuring KBR’s NEOs’ efforts to drive KBR’s growth and create value for KBR’s stockholders.

Performance Metric		Weighting	Rationale
KBR Adjusted Earnings Per Share (“EPS”)	Diluted EPS measures net income divided by the weighted average number of fully diluted shares of KBR common stock outstanding. Adjusted EPS excludes certain amounts included in diluted EPS.
This metric helps to align KBR’s NEOs with the interests of KBR’s stockholders because strong adjusted EPS generally increases the value of KBR’s stock. KBR considers buybacks when reviewing adjusted EPS achievement to provide for an accurate comparison against the pre-established target.

KBR Adjusted Consolidated Operating Cash Flow (“Adjusted OCF”)	KBR Adjusted OCF measures the amount of cash generated by KBR’s operations.
KBR’s adjusted OCF target is based on KBR’s 2025 budgeted cash flows from operations and is aligned with KBR’s capital deployment strategy. This metric aims to ensure that KBR’s NEOs focus on cash management.

Key Performance Indicators (“KPIs”)	KPIs are individual performance metrics typically specific to each NEO.		KPIs allow KBR to reward individual contributions to KBR’s key strategic focus areas.
KBR Zero Harm / Sustainability Performance across KBR’s Sustainability Pillars	Measures continued progress in KBR’s Zero Harm / Sustainability performance across KBR’s sustainability pillars.
Emphasizing this metric promotes continued progress in KBR’s Zero Harm and Sustainability performance across KBR’s sustainability pillars, including KBR Health, Safety & Security, Clean Planet and Total Inclusion, which in turn promotes a sustainable business.

Target Performance Goals
When establishing target performance goals for KBR’s STI awards for 2025, KBR’s Compensation Committee considered, among other things, projected company performance and general business and industry conditions, as well as KBR’s strategic business objectives. At the time the target goals were established, the outcomes were intended to be substantially uncertain but achievable with better-than-expected performance from KBR’s NEOs.
KBR’s Compensation Committee established the 2025 threshold, target, and maximum STI performance goals shown in the table below. The threshold, target, and maximum award payout levels were 25%, 100%, and 200%, respectively. Each performance metric was eligible to earn a result from 0% to 200% of target. Achievement less than the threshold payout level would earn a 0% metric result. For achievement between threshold and target or target and maximum, the metric result was determined by linear interpolation. The actual metric result was multiplied by the metric weighting to determine the metric payout.
2025 KBR STI Table

Performance Metric	Threshold - 25%	Target - 100%	Maximum - 200%	Weight
KBR Adjusted EPS(1)
KBR Adjusted Consolidated OCF(2)
FINANCIAL METRICS FORMULAIC RESULT
NEGATIVE DISCRETION(3)
FINANCIAL METRICS PAYOUT(4)
KPIs	Individual KPIs
Zero Harm / Sustainability(5)	Individual Zero Harm / Sustainability metric results
(1)	The 2025 Adjusted EPS metric result of $3.93 related to the achieved adjusted EPS for the year.
(2)	The 2025 Adjusted OCF metric result of $557 million related to the achieved adjusted consolidated OCF for the year.
(3)	See “Negative Discretion” below for more information on the negative discretion applied.
(4)
The financial metrics payout percentage is not the actual payout percentage because it does not include the percentages earned with respect to the Zero Harm / Sustainability performance metric and KPIs.

(5)
The Zero Harm / Sustainability performance metric was related to continued progress across KBR’s sustainability pillars, including KBR Health, Safety & Security (e.g., 10% increase in individual users of Courage to Care Conversation web application in 2025 over 2024), Clean Planet (e.g., 10% increase in carbon reporting of primary source data from KBR organization), and Total Inclusion (visible leadership of KBR’s employee value proposition (Belong, Connect, Grow) to support KBR’s reputation as an employer).

Negative Discretion
KBR’s Compensation Committee exercised negative discretion to reduce its 2025 Adjusted EPS metric payout to KBR’s NEOs from 68.9% to 13.1%, reflecting the 2025 loss per share from discontinued operations associated with the contract termination and wind down in 2025 of the HomeSafe joint venture.
Long-Term Performance Incentives
Under the KBR Stock and Incentive Plan, KBR’s Compensation Committee made grants to KBR’s NEOs in 2025 in the form of KBR Long-Term Performance Cash and Stock Awards and KBR RSUs. This section discusses the KBR Stock and Incentive Plan, the methodology used by KBR’s Compensation Committee to determine the mix of awards to grant, and the actual 2025 grants to the KBR NEOs.
KBR Stock and Incentive Plan
KBR uses long-term performance incentives to achieve three objectives:
•	reward consistent value creation and achievement of operating performance goals;
•	align management’s interests with stockholders’ interests; and
•	encourage long-term perspectives and commitment.
Long-term incentives represent the largest component of the total executive compensation opportunity for KBR’s executives.
The KBR Stock and Incentive Plan provides for a variety of cash and stock-based awards, including:
•	nonqualified and incentive stock options,
•	restricted stock/units,
•	performance shares/units,
•	stock appreciation rights, and
•	stock value equivalents (also known as phantom stock).
The KBR Stock and Incentive Plan allows KBR’s Compensation Committee the discretion to select from among these types of awards to establish individual long-term incentive awards.
Target Award Levels
For purposes of establishing the target dollar value of the long-term incentive awards, KBR’s Compensation Committee requested that Meridian, the independent compensation consultant engaged by KBR’s Compensation Committee, review KBR’s NEOs’ long-term incentive compensation as part of its engagement to advise KBR’s Compensation Committee on all executive compensation matters. Awards consisted of a mix of 66 2∕3% KBR Long-Term Performance Cash and Stock Awards (based on target value) and 33 1∕3% time-based KBR RSUs. KBR’s Compensation Committee concluded that this allocation was consistent with KBR’s pay-for-performance objectives.
Possible Negative Discretion
Regardless of KBR’s performance, 20% of the 2025 KBR Long-Term Performance Cash and Stock Award target opportunity was subject to forfeiture if KBR’s Compensation Committee determined, in its sole discretion, that 2025 was not a successful year for KBR. KBR’s Compensation Committee determined that 2025 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Long-Term Performance Cash and Stock Award target opportunity.
Similarly, the KBR Long-Term Performance Cash and Stock Awards that were granted to KBR’s NEOs in 2025 provided KBR’s Compensation Committee with the discretion to reduce for poor performance, but not increase, by any amount (including a reduction resulting in no payout) the payments that would otherwise be made with respect to such awards. KBR’s Compensation Committee did not exercise negative discretion to reduce the payments made under the KBR Long-Term Performance Cash and Stock Awards that were granted to KBR’s NEOs in 2023.

KBR RSUs
The KBR RSUs granted to KBR’s NEOs in 2025 vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to continued service with KBR. KBR’s Compensation Committee selected a three-year vesting schedule to facilitate retention and to provide incentives to enhance long-term value.
As with the KBR Long-Term Performance Cash and Stock Awards, 20% of the RSU grants was subject to forfeiture based on the discretion of KBR’s Compensation Committee if it determined on or before the first anniversary of the date of grant that 2025 was not a successful year for KBR. KBR’s Compensation Committee determined that 2025 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR RSUs.
Other KBR Compensation Elements
Nonqualified Deferred Compensation
KBR maintains two active nonqualified deferred compensation plans in which KBR’s NEOs may participate: the KBR Elective Deferral Plan and the KBR Benefit Restoration Plan. Both plans are available to all KBR employees who meet the limits imposed by the Internal Revenue Code or the Employee Retirement Income Security Act, as applicable. KBR’s NEOs do not participate in any KBR-sponsored defined benefit pension plans.
The KBR Elective Deferral Plan helps certain employees meet their retirement and other future income needs. No company contributions are made to fund deferrals under this plan. Benefits under this plan are payable upon a termination of employment or at a future date specified by the employee.
The KBR Benefit Restoration Plan provides a vehicle to restore qualified plan benefits that are reduced because of limitations imposed under the Internal Revenue Code or because an employee participates in other company-sponsored plans. Benefits under this plan are payable upon a termination of employment.
KBR’s Stock-Related Policies
Below is a summary of KBR policies relating to KBR common stock ownership that apply to KBR’s NEOs.
Stock Ownership Guidelines for Officers
KBR established stock ownership guidelines for certain of KBR’s officers and officers of KBR’s subsidiaries to link these officers’ financial interests more closely with those of KBR’s stockholders. KBR’s board of directors adopted ownership guidelines for KBR’s executives at the levels indicated below.

Group	Ownership Level		Compliance Period
CEO	•••••	5x base salary	5 years from appointment, or adoption of new guidelines
Level 1 Executives (direct reports to CEO, including all the NEOs)	•••	3x base salary
Level 2 Executives (direct reports to Level 1 Executives and at least a vice president)	•	1x base salary

Each executive subject to the ownership guidelines has five years after the adoption of the guidelines or his or her appointment to a covered position, whichever is later, to achieve the indicated ownership level. All beneficially owned shares of KBR common stock, as well as vested and unvested restricted stock and RSUs, are counted towards achievement of the ownership guidelines. For purposes of determining compliance, the value of an executive’s shares of common stock is determined based on the closing price of the common stock on the selected date. An executive who has achieved the applicable ownership level is not required to retain or purchase additional shares if a decline in the price of the common stock causes his or her holdings to fall below the requisite ownership level. For any KBR executive other than the CEO, the Chief Operating Officer (if any), the Chief Financial Officer, and the General Counsel, the required ownership level is reduced by fifty percent on and after the executive’s 60th birthday.
No Pledging or Hedging
No KBR officer may pledge, hypothecate, create any lien or security interest on, or enter into a margin contract secured by, any shares, options to purchase shares, or any other interest in shares of KBR common stock. In addition,

KBR’s anti-hedging policy prohibits all members of KBR’s board of directors, employees, and agents from (i) speculative trading in KBR’s securities; (ii) engaging in hedging transactions using KBR’s securities; (iii) “short selling” KBR’s securities; and (iv) trading derivative securities, such as put options, call options, swaps, or collars related to KBR’s securities.
Equity Award Grant Practices
Equity awards are discretionary and are generally granted to KBR’s NEOs two business days after KBR files a Form 10-K with the SEC in the first quarter of the grant year. In certain circumstances, including the hiring or promotion of an officer, KBR’s Compensation Committee may approve grants to be effective at other times. KBR did not grant stock options to its employees during its 2025 fiscal year; however, stock option grants, when approved by KBR’s Compensation Committee, are never issued with an exercise price below the fair market value of KBR’s common stock on the date of grant. KBR does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.
Trinzic Director Compensation
Information regarding our director compensation program will be provided by amendment to the registration statement on Form 10 of which this information statement is a part.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements With KBR
Following the separation and distribution, Trinzic and KBR will each operate as a separate, publicly traded company. Prior to the distribution, Trinzic will enter into a separation and distribution agreement with KBR, which is referred to in this information statement as the “separation agreement,” and various other agreements to effect the separation and distribution and provide a framework for its relationship with KBR after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, master services agreements, a sublease agreement, and a stockholder and registration rights agreement. These agreements will provide for the allocation between Trinzic and KBR of KBR’s assets, employees, liabilities, and obligations (including its investments, property, employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Trinzic’s separation from KBR and will govern certain relationships between Trinzic and KBR after the separation.
Forms of the material agreements described below have been or will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part and are incorporated by reference into this information statement. The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements. When used in this section, “distribution date” refers to the date on which KBR commences distribution of Trinzic common stock to the holders of shares of KBR common stock.
The Separation Agreement
Trinzic intends to enter into a separation agreement with KBR prior to the distribution of Trinzic common stock to KBR stockholders. The separation agreement will set forth Trinzic’s agreements with KBR regarding the principal actions to be taken in connection with the separation of the Mission Technology Solutions segment from the remaining businesses of KBR and the distribution of at least 80.1% of the outstanding shares of Trinzic common stock to holders of KBR common stock entitled to such distribution, as described in the section entitled “The Separation and Distribution.” It will also set forth other agreements that govern certain aspects of Trinzic’s relationship with KBR following the separation and distribution. This summary of the separation agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this information statement.
Transfer of Assets and Assumption of Liabilities
The separation agreement will identify assets to be transferred, liabilities to be assumed, and contracts to be allocated to each of KBR and Trinzic as part of the separation of the Mission Technology Solutions segment from KBR into an independent publicly traded company, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the separation agreement. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between Trinzic and KBR. In particular, the separation agreement will provide that, subject to the terms and conditions, and certain exceptions, contained in the separation agreement:
•
certain assets relating to the Mission Technology Solutions segment, which this information statement refers to as the “Trinzic Assets,” will be retained by or transferred to Trinzic or one of Trinzic’s subsidiaries. Generally, assets that are primarily related to the Mission Technology Solutions segment at the time of the distribution will be Trinzic Assets;

•
certain liabilities related to the Mission Technology Solutions segment or the Trinzic Assets, which this information statement refers to as the “Trinzic Liabilities,” will be retained by or transferred to Trinzic. Generally, liabilities will be Trinzic Liabilities to the extent they relate to the business, operations, and activities of the Trinzic business or any Trinzic Assets; and

•
all assets and liabilities (whether accrued, contingent, or otherwise) of KBR and its subsidiaries (including for this purpose Trinzic and its subsidiaries) other than the Trinzic Assets or Trinzic Liabilities (referred to in this information statement as the “KBR Retained Assets” and “KBR Retained Liabilities,” respectively) will be retained by or transferred to KBR or one of its subsidiaries (other than Trinzic or one of Trinzic’s subsidiaries).

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis (and, in the case of any real property, by means of a quitclaim or similar form deed or conveyance) and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest and that any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with. In general, neither Trinzic nor KBR will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.
Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires.
Further Assurances; Separation of Guarantees
To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, Trinzic and KBR will use commercially reasonable efforts to remove Trinzic and its subsidiaries as a guarantor of liabilities retained by KBR and its subsidiaries and to remove KBR and its subsidiaries as a guarantor of liabilities to be assumed by Trinzic.
Shared Contracts
Certain shared contracts are to be assigned or amended to facilitate the separation of Trinzic’s business from KBR. If such contracts cannot be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of that portion of the contract related to such party’s business for a specified period of time after the separation is complete.
Release of Claims and Indemnification
Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts, or circumstances occurring or existing prior to the effective time of the distribution to the extent relating to, arising out of or resulting from the releasing party’s business, assets, or liabilities and from all liabilities arising from or in connection with the transactions and all other activities to implement the separation and distribution. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.
The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to Trinzic under the separation agreement with Trinzic and financial responsibility for the obligations and liabilities allocated to KBR under the separation agreement with KBR. Specifically, each party will indemnify, defend, and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees, and agents for any losses arising out of or due to:
•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement; and
•	any breach by the indemnifying party of any provision of the separation agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein.
Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of any out-of-pocket costs or expenses incurred in the collection thereof or taxes imposed with respect thereto) received by the party being indemnified. The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.
Insurance
The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and set forth procedures for the administration of insured claims and related matters.
The Distribution
The separation agreement will govern the rights and obligations of the parties regarding the proposed distribution. KBR will cause the distribution agent to distribute to its stockholders that hold shares of KBR common stock as of the applicable record date [•]% of the issued and outstanding shares of Trinzic common stock on a pro rata basis. Stockholders who would be entitled to receive a fraction of a share of Trinzic common stock in the distribution will receive cash in lieu of fractional shares. KBR will have the sole and absolute discretion to determine (and change) the terms, form and structure of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution, and may at any time prior to the completion of the distribution decide to abandon or modify the distribution. Trinzic is required to cooperate with KBR to effect the distribution.
Conditions to the Distribution
The separation agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by KBR in its sole discretion. For further information regarding these conditions, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”
No Restriction on Competition
None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.
No Hire and No Solicitation
Subject to customary exceptions, neither KBR nor Trinzic will, without the consent of the other party, hire or retain an employee or consultant of the other party or its subsidiaries for six months following the distribution, and neither KBR nor Trinzic will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries for twelve months following the distribution.
Corporate Opportunities
In the event that either party, or any director or officer of such party, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both KBR and Trinzic, such party and its directors and officers shall not have any duty to communicate or present such corporate opportunity to the other party and shall not be liable to the other party, including, in the case of KBR and its directors and officers, for breach of any fiduciary duty as a stockholder of Trinzic or an officer or director thereof, by reason of the fact that such party pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity or does not present such corporate opportunity to the other party.
Dispute Resolution
The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Trinzic and KBR related to the separation or distribution and that are unable to be resolved through good faith discussions between Trinzic and KBR.
Term/Termination
Prior to the distribution, KBR has the unilateral right to terminate, modify, or amend the separation agreement, and the distribution may be abandoned at any time prior to the effective time of the distribution. After the effective time of the distribution, the separation agreement may only be terminated with the prior written consent of both KBR and Trinzic.

Separation Costs
Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs with respect to the separation incurred prior to the separation will be borne and paid by KBR.
All costs with respect to the separation incurred after the separation will be borne and paid by the party incurring such costs.
Any costs or expenses incurred in obtaining consents or novation from a third party will be borne by the entity to which such contract is being assigned.
Other Matters Governed by the Separation Agreement
Other matters governed by the separation agreement include termination of intercompany agreements, treatment of bank accounts, cooperation with each other’s information requests to enable the other party to meet its timetable for financial reporting for the period in which the distribution occurs, confidentiality and privilege matters, access to and provision of records, and financing arrangements.
Transition Services Agreement
Trinzic and KBR will enter into a transition services agreement in connection with the separation pursuant to which KBR and its subsidiaries will provide to Trinzic and its subsidiaries, and Trinzic and its subsidiaries will provide to KBR and its subsidiaries, on an interim, transitional basis, various services, including, but not limited to, information technology, procurement, customer service, quality and regulatory affairs, accounting, human resources, and distribution and logistics services. The agreed-upon charges for such services are generally intended to be determined on a pass-through basis and allow the servicing party to charge a price comprised of out-of-pocket costs and expenses, each accounted for in a manner consistent with the current practices of the applicable servicing party, as well as a potential profit, including in connection with a pre-determined price increase upon extension of the service term. The servicing party will provide the party receiving each transition service with supporting information with respect to the charges for the applicable transition services sufficient for independent and governmental audit purposes.
Most services generally will commence on the distribution date and terminate no later than six months following the distribution date, subject to an extension period not to exceed an additional six months. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.
The aggregate liability of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually received by the parties pursuant to the transition services agreement in the three month period preceding the event giving rise to the claim. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any lost profits or revenue, special, indirect, incidental, consequential, punitive, exemplary, or similar damages.
Master Services Agreements
Trinzic and KBR will enter into two master services agreements to govern certain continuing arrangements between KBR and Trinzic following the distribution. One master services agreement will govern the provision or facilitation of services by Trinzic to KBR, and the second master services agreement will govern the provision or facilitation of services by KBR to Trinzic. Services under each master services agreement will be provided on an arm’s-length basis and the agreed-upon charges for such services will be set forth in the applicable statements of work.
The services to be provided by KBR include, but are not limited to, vehicle leasing, provision of technical staffing resources, defense and security consultancy, technical assistance, and administration support services. The services to be provided by Trinzic include, but are not limited to, the facilitation of certain overseas operations.
Subject to certain exceptions, the aggregate liability of each party under each master services agreement will generally be limited to the aggregate fees paid or payable thereunder by the applicable service recipient to the applicable provider in the twelve months preceding the event giving rise to the claim. The master services agreements also will provide that the provider of a service will not be liable to the recipient of such service for any lost profits or revenue special, indirect, incidental, consequential, punitive, exemplary, or similar damages.
After the effective time of the distribution, each master services agreement will remain in effect for so long as there are active statements of work thereunder and may only be terminated for cause by either party or with the prior written consent of both KBR and Trinzic.

Tax Matters Agreement
Allocation of Taxes.
In connection with the separation and distribution, Trinzic and KBR will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. In general, under the agreement, Trinzic will be responsible for any U.S. federal, state, local, or foreign taxes (and any related interest, penalties, or audit adjustments) imposed with respect to (i) tax returns that include only Trinzic and/or any of its subsidiaries for all tax periods, or (ii) tax returns that include KBR or any of its subsidiaries and Trinzic and/or any of its subsidiaries to the extent such taxes are attributable to the Trinzic business for tax periods or portions thereof beginning after the consummation of the separation and distribution. Trinzic will also be responsible for any U.S. state and local taxes (and any related interest, penalties or audit adjustments) imposed for tax periods or portions thereof ending on or before the consummation of the separation and distribution to the extent such taxes were historically identified as billable to a customer of a member of the Trinzic group. KBR will generally retain responsibility for any U.S. federal, state, local or foreign taxes (and any related interest, penalties, or audit adjustments) imposed with respect to (x) tax returns that include only KBR and/or any of its subsidiaries (other than Trinzic or any of its subsidiaries) for all tax periods, (y) tax returns that include KBR or any of its subsidiaries and Trinzic and/or any of its subsidiaries for tax periods or portions thereof prior to the consummation of the separation and distribution (other than those set forth in the preceding sentence), and (z) tax returns that include KBR or any of its subsidiaries and Trinzic and/or any of its subsidiaries for tax periods or portions thereof beginning after the consummation of the separation and distribution to the extent such taxes are not the responsibility of Trinzic as set forth in clause (ii) above.
Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations, or similar proceedings. In addition, the agreement will provide for cooperation and information sharing with respect to tax matters.
KBR will generally be responsible for preparing and filing (i) all tax returns that include KBR or any of its subsidiaries and Trinzic and/or any of its subsidiaries, and (ii) all tax returns that include only KBR and/or any of its subsidiaries (other than Trinzic or any of its subsidiaries). Trinzic will generally be responsible for preparing and filing any tax returns that include only Trinzic and/or any of its subsidiaries.
The party responsible for preparing and filing any tax return will generally have primary authority to control tax contests related to any such tax return.
Preservation of the Tax-Free Status of Certain Aspects of the Separation and the Distribution.
Trinzic and KBR intend for the distribution, together with certain related transactions, to qualify as a transaction that is tax-free to KBR and KBR’s stockholders under Sections 355 and 368(a)(1)(D) of the Code.
KBR has submitted a request for a private letter ruling from the IRS and expects to receive opinions from Wilmer Cutler Pickering Hale and Dorr LLP and Baker & McKenzie, tax counsel to KBR, regarding the tax-free status of the distribution, together with certain related transactions. In connection with the private letter ruling and the opinions, Trinzic and KBR have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.
Trinzic will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution and separation. Trinzic may take certain actions prohibited by these covenants only if Trinzic obtains and provides to KBR an opinion satisfactory to KBR from a tax counsel or accountant of recognized national standing, to the effect that such action would not affect the tax-free status of the transactions or adversely affect any of the conclusions set forth in the private letter ruling or opinions from Wilmer Cutler Pickering Hale & Dorr LLP and Baker & McKenzie LLP, or if Trinzic obtains prior written consent of KBR, at its sole and absolute discretion, waiving such requirement. Trinzic will be barred from taking any action, or failing to take any action, where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the private letter ruling, tax opinions, or any materials delivered in connection therewith or would reasonably be expected to impede the tax-free status of the transactions. In addition, during the time period ending two years after the date of the distribution these covenants will include specific restrictions on Trinzic and its affiliates:
•	discontinuing the active conduct of Trinzic’s trade or business;

•	issuing or selling stock or other securities (including securities convertible into Trinzic stock but excluding certain compensatory arrangements);
•
amending Trinzic’s certificate of incorporation (or other organization documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of Trinzic common stock;

•	selling assets outside the ordinary course of business; and
•	entering into any other corporate transaction which would cause Trinzic to undergo a 50% or greater change in its stock ownership.
Trinzic will generally agree to indemnify KBR and its affiliates against (i) any and all taxes allocated to Trinzic pursuant to the agreement, (ii) any and all taxes and tax-related losses attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Trinzic group pursuant to the agreement, (iii) any and all taxes incurred as a result of the failure of any of the transactions to qualify for tax-free status, (iv) any and all tax-related liabilities relating to the distribution and certain other aspects of the separation to the extent caused by an acquisition of Trinzic stock or assets or by any other action undertaken by Trinzic, and (v) any and all taxes incurred by one or more members of the KBR group attributable to the disallowance of certain losses. This indemnification will apply even if KBR has permitted Trinzic to take an action that would otherwise have been prohibited under the tax-related covenants described above. Trinzic’s potential indemnification obligation cannot be estimated with certainty because it depends in part on the fair market value of Trinzic common stock distributed in the distribution, but it could materially adversely affect Trinzic’s financial position.
Employee Matters Agreement
Trinzic and KBR will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and other service providers of each company.
The employee matters agreement will provide that, unless otherwise specified, each party will be responsible for liabilities associated with current and former employees and other service providers of such party and its subsidiaries.
The employee matters agreement will also govern the terms of equity-based awards granted by KBR prior to the separation. See the section entitled “The Separation and Distribution—Treatment of Equity Awards.”
Houston Sublease Agreement
In connection with the separation and distribution, Kellogg Brown & Root, LLC (“KBR LLC”) will enter into a sublease agreement with Trinzic pursuant to which Trinzic will sublease approximately 50,000 rentable square feet consisting of two floors of KBR LLC’s leased premises at 601 Jefferson Street, Houston, Texas, for general office use. The parties will enter into the sublease agreement in connection with the separation and distribution to provide Trinzic with office space following the distribution. The sublease agreement will become effective upon closing of the separation and distribution and is conditioned upon obtaining the consent of the landlord under KBR LLC’s existing lease. The sublease agreement term will continue through May 31, 2030.
Trinzic will pay to KBR LLC monthly base rent at a rate of approximately $63,000 and its proportionate share of taxes, operating expenses, utilities, and certain building service costs allocable to the subleased premises. Additionally, KBR LLC will provide, or cause to be provided, certain building-related services to Trinzic. Trinzic will reimburse KBR LLC for its allocable share of the costs incurred in providing such services. KBR estimates that aggregate total annual payments under the sublease agreement, inclusive of base rent payments and other charges, will be approximately $3.0 million per year.
The sublease agreement contains customary provisions relating to insurance, indemnification, confidentiality, alterations, assignment, and other matters and is subject to the terms of KBR LLC’s existing lease for the property.
Stockholder and Registration Rights Agreement
Trinzic will enter into a stockholder and registration rights agreement with KBR, pursuant to which it will agree that, upon the request of KBR, Trinzic will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Trinzic common stock retained by KBR. In addition, KBR will agree to vote any shares of Trinzic common stock that it retains immediately after the separation in proportion to the votes cast by Trinzic’s other stockholders. In connection with such agreement, KBR will grant Trinzic a proxy to vote its shares of Trinzic common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from KBR to a person other than KBR and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.
Procedures for Approval of Related Person Transactions
The Board is expected to adopt a written policy on related person transactions. This policy will not apply to the transactions described above. Each of the agreements between Trinzic and KBR and its subsidiaries that have been entered into prior to the completion of the distribution, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy. Under this written related person transactions policy, Trinzic expects that Trinzic’s Audit Committee will be required to review and, if appropriate, approve all related person transactions prior to consummation. The Audit Committee is expected to be required to review and consider all relevant information available to it about each related person transaction, and a transaction is expected to be considered approved or ratified under the policy if the Audit Committee authorizes it according to the terms of the policy after full disclosure of the related person’s interests in the transaction. Related person transactions of an ongoing nature are expected to be reviewed annually by the Audit Committee. The definition of “related person transactions” for purposes of the policy is expected to cover the transactions that are required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the distribution, all of the outstanding shares of Trinzic common stock will be owned beneficially and of record by KBR. After the distribution, KBR will retain [•]% of the issued and outstanding shares of Trinzic common stock. The following table sets forth information with respect to the expected beneficial ownership of our common stock by: (1) each person expected to beneficially own more than 5% of our issued and outstanding common stock, (2) each expected director and named executive officer, and (3) all of our expected directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of KBR common stock as of [•], 2026, assuming a distribution ratio of [•] share[s] of our common stock for every [•] share[s] of common stock of KBR. Solely for the purposes of this table, we assumed that [•] of our shares of common stock were issued and outstanding as of [•], 2026 based on KBR common stock outstanding as of such date and the distribution ratio. The actual number of shares of our common stock to be outstanding following the distribution will be determined on the record date for the distribution. Except as indicated, the address of each director and executive officer shown in the table below is c/o Trinzic, Inc., 1100 Wilson Boulevard Arlington, Virginia 22209.

	Common stock beneficially owned before the distribution		Common stock beneficially owned after the distribution
Name and address of Beneficial Owner	Number	%	Number	%
5% Beneficial Owner
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
Directors and Executive Officers
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
All Directors and Executive Officers as a Group ([•] persons)	[•]	[•]	[•]	[•]

*	Represents less than 1%.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to KBR stockholders that are U.S. Holders (as defined below) in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations of those authorities, in each case, as in effect as of the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation and the distribution will be consummated in accordance with the separation agreement and as described in this information statement.
This summary is limited to KBR stockholders that are U.S. Holders that hold their shares of KBR common stock as a capital asset within the meaning of the Code (generally, property held for investment). A “U.S. Holder” is a beneficial owner of shares of KBR common stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or a resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons has the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:
•	dealers or traders in securities;
•	tax-exempt entities;
•	banks, financial institutions, or insurance companies;
•	real estate investment trusts, regulated investment companies, or grantor trusts;
•	persons who acquired shares of KBR common stock pursuant to the exercise of employee stock options or otherwise as compensation;
•
persons owning shares of KBR common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale or other risk-reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;
•	persons who are subject to the alternative minimum tax;
•	a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes;
•	persons who own shares of KBR common stock through a partnership or any other entity treated as a partnership for U.S. federal income tax purposes;
•	persons whose functional currency is not the U.S. Dollar;
•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement; or
•	persons who hold shares of KBR common stock through a tax-qualified retirement plan.
This summary does not address any U.S. state or local or non-U.S. tax consequences or any estate, gift, or other non-income tax consequences.
If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of KBR common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the tax consequences of the distribution to it.

THE FOLLOWING IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS THAT MAY ARISE FOR U.S. HOLDERS IN CONNECTION WITH THE DISTRIBUTION AS DETERMINED UNDER CURRENT LAW. THE FOLLOWING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR TAX CONSEQUENCES THAT MAY ARISE OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH KBR STOCKHOLDER IS ENCOURAGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSIDERATIONS DESCRIBED BELOW.
IRS Ruling and Distribution Tax Opinions
KBR has requested the Ruling and expects to receive opinions from Wilmer Cutler Pickering Hale and Dorr LLP and Baker & McKenzie LLP, tax counsel to KBR, regarding certain U.S. federal income tax consequences of the distribution and certain related transactions. Although no assurance can be given that KBR will receive the Ruling, the distribution is conditioned upon, among other things, KBR’s receipt of such Ruling and the opinions of tax counsel regarding the qualification of the distribution, together with certain related transactions, as a reorganization under Sections 355 and 368(a)(1)(D) of the Code.
The Ruling and the opinions KBR expects to receive from Wilmer Cutler Pickering Hale and Dorr LLP and Baker & McKenzie LLP will be based on, among other things, certain facts, assumptions, representations, and undertakings from KBR and Trinzic, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not satisfied, KBR may not be able to rely on the Ruling or opinions. In addition, the Ruling, if received, will not address all the requirements for determining whether the distribution will qualify for tax-free treatment, and the opinions will rely on the Ruling as to matters covered by the Ruling and will not be binding on the IRS or the courts.
Notwithstanding the conclusions in the Ruling, if received, and the opinions, in the event that the distribution is ultimately determined not to qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, KBR and its stockholders would be subject to significant U.S. federal income tax liabilities, as described below. In addition, even if the distribution qualifies as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, the distribution may still result in corporate-level taxable gain to KBR under Section 355(e) of the Code, as also described below.
U.S. Federal Income Tax Treatment of the Distribution
Assuming that the distribution qualifies under Sections 355 and 368(a)(1)(D) of the Code, then for U.S. federal income tax purposes:
•
subject to the discussion below regarding Section 355(e) of the Code, KBR will not recognize gain or loss on the distribution, except for any taxable income or gain with respect to any “excess loss account” or “intercompany transaction” that may be required to be taken into account by KBR under Treasury Regulations relating to consolidated federal income tax returns;

•
a U.S. Holder will not recognize any gain or loss, and no amount will be includable in income, for U.S. federal income tax purposes as a result of the receipt of Trinzic common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of Trinzic common stock (as described below);

•
a U.S. Holder’s aggregate tax basis in its shares of KBR common stock following the distribution and in the shares of Trinzic common stock received in the distribution (including any fractional share interest in Trinzic common stock for which cash is received) will equal such stockholder’s aggregate tax basis in its shares of KBR common stock immediately before the distribution, allocated between the shares of KBR common stock and Trinzic common stock (including any fractional share interest in Trinzic common stock for which cash is received) in proportion to their relative fair market values on the distribution date;

•
a U.S. Holder’s holding period for the shares of Trinzic common stock received in the distribution (including any fractional share interest in Trinzic common stock for which cash is received) will include the holding period for that stockholder’s shares of KBR common stock; and

•
a U.S. Holder who receives cash in lieu of a fractional share of Trinzic common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its shares of KBR common stock exceeds one year at the time of the distribution. The deductibility of capital losses is subject to limitations.
U.S. Treasury Regulations generally provide that if a U.S. Holder holds different blocks of KBR common stock (generally shares of KBR common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of KBR common stock purchased or acquired on the same date and at the same price should be allocated, to the greatest extent possible, between the shares of Trinzic stock received in the distribution and each block of KBR common stock, in proportion to their respective fair market values, and the holding period of the shares of Trinzic stock received in the distribution in respect of each block of KBR common stock should include the holding period of each such block of KBR common stock, provided that such block of KBR common stock was held as a capital asset on the date of the distribution. If a U.S. Holder is not able to specifically identify which particular shares of Trinzic stock are received in the distribution with respect to a particular block of KBR common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of Trinzic stock are received in the distribution in respect of a particular block of KBR common stock, provided that such designation is consistent with the terms of the distribution. Holders of KBR common stock are encouraged to consult their own tax advisors regarding the application of these rules to their particular circumstances.
U.S. Treasury Regulations also require certain significant U.S. Holders who receive Trinzic common stock in the distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution. Holders of KBR common stock should consult their tax advisors to determine whether such information reporting requirements may apply.
If the distribution, together with certain related transactions, does not qualify for tax-free treatment for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, U.S. Holders and KBR would be subject to significant U.S. federal income tax liability. In general, KBR would recognize gain in an amount equal to the excess, if any, of the fair market value of the shares of Trinzic common stock distributed to KBR stockholders on the distribution date over KBR’s tax basis in such shares. In addition, each U.S. Holder that receives shares of Trinzic common stock in the distribution would be treated as receiving a taxable distribution from KBR in an amount equal to the fair market value of the shares of Trinzic common stock distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of KBR’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including KBR’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the shares of KBR common stock and thereafter treated as capital gain from the sale or exchange of the shares of KBR common stock. Also, if the distribution, together with certain related transactions, does not qualify for tax-free treatment for U.S. federal income tax purposes, Trinzic might be required to indemnify KBR under the circumstances set forth in the tax matters agreement. Trinzic’s potential indemnification obligation cannot be estimated with certainty because it depends in part on the fair market value of Trinzic common stock distributed in the distribution, but it could materially adversely affect Trinzic’s financial position. See the section entitled “Certain Relationships and Related Person Transactions—Tax Matters Agreement” for a more detailed discussion of the tax matters agreement between KBR and Trinzic.
In addition, even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, it could still be taxable to KBR (but not KBR’s stockholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquires, directly or indirectly, stock representing a 50 percent or greater interest by vote or value, in KBR or Trinzic. For this purpose, any acquisitions of shares of KBR common stock or Trinzic common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although KBR or Trinzic may be able to rebut that presumption depending on the relevant facts and circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to an analysis of the facts and circumstances of each particular case. If an acquisition or issuance of KBR common stock or Trinzic common stock triggers the application Section 355(e) of the Code, KBR would generally be required to recognize gain as described above. Depending on the circumstances, and pursuant to the tax matters agreement, Trinzic may be required to indemnify KBR for any resulting taxes and related expenses, which amounts could be material. See the section entitled “Certain Relationships and Related Person Transactions—Tax Matters Agreement” for a more detailed discussion of the tax matters agreement between KBR and Trinzic.

Information Reporting and Backup Withholding
As noted above, U.S. Treasury Regulations require certain significant shareholders who receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a KBR stockholder in lieu of fractional shares of Trinzic stock in the distribution may be subject to information reporting and backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:
•	the U.S. Holder fails to furnish the U.S. Holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•	the U.S. Holder furnishes an incorrect taxpayer identification number;
•	the applicable withholding agent is notified by the IRS that the U.S. Holder previously failed to properly report payments of interest or dividends; or
•
the U.S. Holder fails to certify under penalties of perjury that the U.S. Holder has furnished a correct taxpayer identification number and that the IRS has not notified the U.S. Holder that the U.S. Holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, Trinzic common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on KBR common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
U.S. Holders should consult their tax advisors regarding the potential application of withholding under FATCA to the distribution.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Prior to the separation and distribution, Trinzic intends to issue senior unsecured notes with terms and a maturity to be determined, which is expected to yield proceeds of approximately $[•] million, which proceeds are expected to be used to fund a portion of the Internal Cash Distribution. The notes are expected to have terms customary for senior unsecured notes of this type, including customary events of default.
In addition, prior to the separation and distribution, Trinzic intends to enter into credit facilities with lenders providing for (i) a senior secured revolving credit facility of approximately $[•] million with a five-year availability period, (ii) a senior secured term loan “A” facility of approximately $[•] million with a five-year term to maturity, and (iii) a senior secured term loan “B” facility of approximately $[•] million with a seven-year term to maturity. Trinzic anticipates that these senior secured credit facilities will contain customary affirmative and negative covenants as well as customary events of default. Trinzic anticipates drawing under the term loans prior to the completion of the separation and distribution in order to fund a portion of the Internal Cash Distribution.
The foregoing summarizes currently expected terms of Trinzic’s notes and credit facilities. However, the notes offering has not yet commenced and the agreements governing the credit facilities remain subject to negotiation, and, as a result, the terms of these financings have not yet been finalized. To the extent such financings are completed prior to the effectiveness of the Registration Statement on Form 10 to which this information statement relates, information regarding the final material terms of the financings described above will be provided in a subsequent amendment to this information statement.
The foregoing description and the other information in this information statement regarding the notes is included in this information statement solely for informational purposes. Nothing in this information statement should be construed as an offer to sell, or the solicitation of an offer to buy, any such notes.

DESCRIPTION OF TRINZIC’S CAPITAL STOCK
In connection with the separation and distribution, Trinzic will amend and restate its certificate of incorporation and bylaws. The following is a description of the material terms of, and is qualified in its entirety by, Trinzic’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of the separation and distribution, the forms of which will be filed as exhibits to the registration statement of which this information statement forms a part. Because this is only a summary, it may not contain all the information that is important to you.
General
Trinzic’s authorized capital stock will consist of [•] shares of common stock, par value $0.001 per share, and [•] shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated. The Trinzic board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, Trinzic expects that approximately [•] shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.
As of the date of this information statement, there are no shares of common stock subject to options or warrants to purchase, or securities convertible into, common equity of Trinzic, however, as described in the section entitled “The Separation and Distribution—Treatment of Equity Awards,” Trinzic intends to issue certain equity-based awards upon the separation.
Common Stock
Voting Rights. Each holder of Trinzic common stock will be entitled to one vote for each share held of record on all matters to be voted upon by stockholders generally, including the election of directors. Trinzic’s amended and restated certificate of incorporation and bylaws will not provide for cumulative voting rights. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the shares cast by the stockholders entitled to vote on the election of directors. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by stockholders at such meeting shall be decided by a vote of the holders of shares of Trinzic stock having a majority in voting power of the votes cast by the holders of all shares of Trinzic stock present or represented at the meeting and voting affirmatively or negatively on such matter except when a different vote is required by law or Trinzic’s amended and restated certificate of incorporation and bylaws.
Dividends. Dividends may be declared and paid on Trinzic common stock from legally available funds if, as, and when determined by the Trinzic board of directors and subject to any preferential dividend or other rights or preferences of any then outstanding shares of Trinzic preferred stock. The payment of dividends will be contingent upon Trinzic’s revenue and earnings, capital requirements, and general financial condition, as well as contractual restrictions and other considerations deemed to be relevant by the Trinzic board of directors.
Liquidation, Dissolution and Winding Up. Upon Trinzic’s dissolution, liquidation, or winding up, whether voluntary or involuntary, the holders of Trinzic common stock, as such, will be entitled to receive all of Trinzic’s assets available for distribution to Trinzic’s stockholders subject to any preferential liquidation or other rights or preferences of any then outstanding shares of preferred stock that Trinzic designates and issues in the future and any rights of creditors. Holders of Trinzic common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of Trinzic common stock will be fully paid and non-assessable.
Preferred Stock
Under the terms of Trinzic’s amended and restated certificate of incorporation, the Trinzic board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporate Law (the “DGCL”) and by Trinzic’s amended and restated certificate of incorporation, to issue shares of preferred stock in one or more series without further action by the holders of Trinzic common stock. The Trinzic board of directors will have the discretion, subject to limitations prescribed by the DGCL and by Trinzic’s amended and restated certificate of incorporation, to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock. The rights, preferences, and privileges of the holders of Trinzic common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Trinzic may designate and issue in the future. In addition, the ability of the Trinzic board of directors, without action by the stockholders, to issue shares of preferred stock with voting or other rights or preferences as designated by the Trinzic board of directors could impede the success of any attempt to change control of Trinzic.
Provisions of Trinzic’s Certificate of Incorporation and Bylaws and Delaware Law That May Have Anti-Takeover Effects
Certain provisions of Trinzic’s amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Trinzic. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Trinzic common stock and may limit the ability of stockholders to remove Trinzic’s management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of Trinzic common stock.
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to accumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Trinzic’s amended and restated certificate of incorporation will not provide for cumulative voting.
Classified Board. Trinzic’s amended and restated certificate of incorporation will provide that, until the conclusion of its fifth annual meeting of stockholders following the separation, which Trinzic expects to hold in 2032, the Trinzic board of directors will be divided into three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of Trinzic’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the separation, which Trinzic expects to hold in 2028. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting, which Trinzic expects to hold in 2029, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting, which Trinzic expects to hold in 2030. Any director elected at the 2028, 2029, or 2030 annual meeting will belong to the class whose term expires at such annual meeting and will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal. Commencing with the second annual meeting of stockholders following the separation, expected to be held in 2029, directors of each class will be elected to hold office for a term of office to expire at the fifth annual meeting of stockholders following the separation, expected to be held in 2032. Commencing with the fifth annual meeting of stockholders following the separation, expected to be held in 2032, directors of each class will be elected annually and will hold office until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. Effective as of the conclusion of the 2032 annual meeting, the Trinzic board of directors will no longer be divided into three classes (the “declassification time”).
Removal of Directors by Stockholders. Trinzic’s amended and restated bylaws will provide that, subject to the rights of holders of any series of preferred stock and prior to the declassification time, stockholders may remove directors only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock of Trinzic entitled to vote in the election of directors. From and after the declassification time, any director may be removed at any time with or without cause, but only by the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of capital stock of Trinzic entitled to vote in the election of directors.
Amendments to Certificate of Incorporation. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Trinzic’s amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least two-thirds of the total voting power of Trinzic’s outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal, and filling of vacancies with respect to the Trinzic board of directors, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with KBR, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification, and any provision relating to the amendment of any of these provisions.

Amendments to Bylaws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a company’s bylaws, unless a company’s bylaws requires a greater percentage. Trinzic’s amended and restated certificate of incorporation and bylaws will provide that Trinzic’s amended and restated bylaws may only be amended by the Trinzic board of directors or by the affirmative vote of holders of at least two-thirds of the total voting power of Trinzic’s outstanding shares entitled to vote thereon, voting as a single class.
Board Vacancies Filled Only by Majority of Directors Then in Office. Vacancies and newly created seats on the Trinzic board of directors may be filled only by the Trinzic board of directors. Further, only the Trinzic board of directors may determine the number of directors on the Trinzic board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board will make it more difficult to change the composition of the Trinzic board of directors.
Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Trinzic’s amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders, including proposed nominations of candidates for election to the Trinzic board of directors. Stockholders at an annual or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Trinzic board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Trinzic’s secretary of the stockholder’s intention to bring such business before the meeting. The advance notice provisions in Trinzic’s amended and restated bylaws could have the effect of delaying stockholder actions that are favored by the holders of a majority of Trinzic’s outstanding voting securities.
No Action By Written Consent. Trinzic’s certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.
Undesignated Preferred Stock. As discussed above, the Trinzic board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Trinzic. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, control of Trinzic and may also otherwise have the effect of deferring hostile takeovers or delaying changes in control or management of Trinzic. In addition, the issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Trinzic common stock.
Delaware Business Combination Statute. Trinzic will be subject to Section 203 of the DGCL (“Section 203”), which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder. An interested stockholder is generally defined as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person (“interested stockholder”). Section 203 provides that an interested stockholder may not engage in business combinations with the corporation for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combinations to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, transfer, pledge, or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.
The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Trinzic common stock held by Trinzic’s stockholders. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. Trinzic will not elect to “opt out” of Section 203. However, KBR and its affiliates have been approved by the Trinzic board of directors as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203.
Exclusive Forum Provision. Trinzic’s amended and restated certificate of incorporation will provide that, unless Trinzic consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any action asserting an internal corporate claim as defined in Section 115 of the DGCL. There is, however, uncertainty as to whether a court would enforce the exclusive forum provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This Delaware choice of forum provisions will not apply to claims arising under the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Trinzic amended and restated certificate of incorporation will provide that, unless Trinzic consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims that are brought by stockholders, when acting in their capacity as stockholders or in Trinzic’s right, and that relate to Trinzic’s business, the conduct of its affairs, or Trinzic’s rights or powers or Trinzic’s stockholders, directors or officers, including without limitation claims arising under the Securities Act, the Exchange Act, and other applicable claims for which the federal courts have exclusive jurisdiction. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, Trinzic would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Trinzic amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and the provisions might not be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit the ability of Trinzic stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Trinzic or Trinzic’s directors, officers, or employees, which may discourage such lawsuits against Trinzic and Trinzic’s directors, officers, and employees. If a court were to find either exclusive forum provision contained in the Trinzic amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, Trinzic may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could materially adversely affect Trinzic’s business, financial condition, and operating results.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers to corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, and Trinzic’s amended and restated certificate of incorporation will include such an exculpation provision, except to the extent such an exemption from liability or limitation thereof is not permitted under the DGCL. Trinzic’s amended and restated certificate of incorporation and bylaws will include provisions that limits, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for breach of fiduciary duty and will provide that no director or officer will have personal liability to Trinzic or to Trinzic’s stockholders for monetary damages for a breach of their fiduciary duty of care as a director or officer. However, these provisions do not eliminate or limit the liability of any of Trinzic’s directors or officers:
•	for any breach of the director’s or officers’ duty of loyalty to Trinzic or Trinzic’s stockholders;
•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	for voting for or assenting to unlawful payments of dividends, stock repurchases, or other distributions;
•	for Trinzic officers, any derivative action by or in the right of the corporation; or
•	for any transaction from which the director or officer derived an improper personal benefit.
Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of Trinzic’s directors and officers will be further limited to the greatest extent permitted by the DGCL.
Trinzic’s amended and restated certificate of incorporation and bylaws will also provide that Trinzic must indemnify and advance expenses, including attorney’s fees, to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Trinzic will also maintain a general liability insurance policy to cover specified liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
The limitation of liability and indemnification provisions that will be in Trinzic’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against Trinzic’s directors, even though such an action, if successful, might otherwise benefit Trinzic and its stockholders. However, these provisions will not limit or eliminate Trinzic’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s or an officer’s duty of care. The provisions will not alter the liability of directors or officers under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Trinzic pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Trinzic directors, officers, or employees for which indemnification is sought.
In addition, Trinzic intends to enter into indemnification agreements with all of its directors and executive officers prior to the completion of the distribution. These indemnification agreements may require Trinzic, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of Trinzic’s directors or executive officers.
Stockholder and Registration Rights Agreement
Trinzic will enter into a stockholder and registration rights agreement with KBR, pursuant to which it will agree that, upon the request of KBR, Trinzic will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Trinzic common stock retained by KBR. In addition, KBR will agree to vote any shares of Trinzic common stock that it retains immediately after the separation in proportion to the votes cast by Trinzic’s other stockholders. In connection with such agreement, KBR will grant Trinzic a proxy to vote its shares of Trinzic common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from KBR to a person other than KBR and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.
Authorized but Unissued Shares
Trinzic’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholders’ approval. Trinzic may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Trinzic by means of a proxy contest, tender offer, merger, or otherwise.
Listing
Trinzic intends to apply to have its shares of common stock listed on the NYSE under the symbol “TZIC.”
Sale of Unregistered Securities
On November 17, 2025, Trinzic issued 1,000 shares of its common stock to KBR pursuant to Section 4(a)(2) of the Securities Act. Trinzic did not register the issuance of the issued shares under the Securities Act because the issuance did not constitute a public offering.
Transfer Agent and Registrar
After the distribution, the transfer agent and registrar for Trinzic common stock will be Equiniti Trust Company, LLC.

WHERE YOU CAN FIND MORE INFORMATION
Trinzic has filed a registration statement on Form 10 with the SEC with respect to the shares of Trinzic common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Trinzic and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. The SEC maintains an Internet website that contains periodic reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.
As a result of the distribution, Trinzic will become subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements, and other information with the SEC. Trinzic intends to furnish holders of its common stock with annual reports containing financial statements audited by an independent accounting firm.
In addition, following the completion of the distribution, Trinzic will make the information filed with or furnished to the SEC available free of charge through Trinzic’s website (Trinzic.com) as soon as reasonably practicable after Trinzic electronically files such material with, or furnishes it to, the SEC. The information contained in, or that can be accessed through, any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.
You should rely only on the information contained in this information statement or to which this information statement has referred you. Trinzic has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
Audited Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-4
Combined Statements of Operations for the years ended January 2, 2026, January 3, 2025, and December 29, 2023	F-6
Combined Statements of Comprehensive Income for the years ended January 2, 2026, January 3, 2025, and December 29, 2023	F-7
Combined Balance Sheets at January 2, 2026 and January 3, 2025	F-8
Combined Statements of Equity for the years ended January 2, 2026, January 3, 2025, and December 29, 2023	F-9
Combined Statements of Cash Flows for the years ended January 2, 2026, January 3, 2025, and December 29, 2023	F-10
Notes to the Combined Financial Statements	F-11

Unaudited Condensed Combined Financial Statements

Condensed Combined Statements of Operations for the three and six months ended July 3, 2026 and July 4, 2025	F-50
Condensed Combined Statements of Comprehensive Income for the three and six months ended July 3, 2026 and July 4, 2025	F-51
Condensed Combined Balance Sheets as of July 3, 2026 and January 2, 2026	F-52
Condensed Combined Statements of Equity for the three and six months ended July 3, 2026 and July 4, 2025	F-53
Condensed Combined Statements of Cash Flows for the three and six months ended July 3, 2026 and July 4, 2025	F-54
Notes to the Condensed Combined Financial Statements	F-55

Glossary of Terms
The following frequently used terms, abbreviations, or acronyms are commonly used in these condensed combined and combined financial statements as defined below:

Acronym	Definition
Affinity	Affinity Flying Training Services Ltd.
AOCL	Accumulated other comprehensive loss
ASC	Accounting Standards Codification
Aspire Defence	Aspire Defence Limited
ASU	Accounting Standards Update
CAS	Cost Accounting Standards for U.S. government contracts
DCAA	Defense Contract Audit Agency
DCMA	Defense Contract Management Agency
DoW	Department of War
EAC	Estimate at completion
FAR	Federal Acquisition Regulation
FASB	Financial Accounting Standards Board
HomeSafe	HomeSafe Alliance
NASA	National Aeronautics and Space Administration
PFIs	Private financed initiatives and projects
PPE	Property, plant, and equipment
RPA	Master Accounts Receivable Purchase Agreement
SONIA	Sterling Overnight Index Average
UK	United Kingdom
U.S.	United States
U.S. GAAP	Accounting principles generally accepted in the United States
UK MFTS	UK Military Flying Training System
VIEs	Variable interest entities

TRINZIC

AUDITED COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 2, 2026, JANUARY 3, 2025, AND DECEMBER 29, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of KBR Inc.
Trinzic (formerly known as Mission Technology Solutions Business):
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of Trinzic (formerly known as Mission Technology Solutions Business) (the Company) as of January 2, 2026 and January 3, 2025, the related combined statements of operations, comprehensive income, equity, and cash flows for each of the fiscal years in the three-year period ended January 2, 2026, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2026 and January 3, 2025, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended January 2, 2026, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the Company’s allocation process for the spin-off of Trinzic
As discussed in Note 1 to the combined financial statements, the Company is the result of a spin-off transaction of KBR, Inc. The Company represents a combination of entities that have been “carved out” from KBR Inc.’s consolidated financial statements. To prepare the carve-out financial statements, the Company made estimates and assumptions that affect the allocation of assets and liabilities at the dates of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods.
We identified the evaluation of the Company’s process to determine the assets and liabilities to be allocated for the spin-off transaction as a critical audit matter. Specifically, for certain assets and liabilities, this required subjective auditor judgment because of the nature of the transaction and the need to involve professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We involved professionals with specialized skills and knowledge who assisted in evaluating, for certain assets and liabilities, the Company’s process to determine the allocation was in accordance with relevant accounting guidance. We assessed the presentation and disclosures related to the transaction by determining whether they reflected the nature of the transaction and were in accordance with relevant accounting guidance.
/s/ KPMG LLP
We have served as the Company’s auditor since 2025.
Houston, Texas
March 26, 2026

Trinzic
Combined Statements of Operations
(In millions)

	Year ended
	January 2, 2026	January 3, 2025	December 29, 2023
Revenue	$5,256	$5,218	$4,822
Cost of revenue	(4,572)	(4,582)	(4,239)
Equity in earnings of unconsolidated affiliates	33	32	33
Selling, general, and administrative expenses	(342)	(350)	(297)
Legacy legal fees and settlements	—	(2)	(155)
Other operating income (expense)	2	1	(2)
Operating income	377	317	162
Interest expense	(13)	(19)	(20)
Other non-operating expense	(1)	(2)	(10)
Income from continuing operations before income taxes	363	296	132
Provision for income taxes	(82)	(70)	(50)
Net income from continuing operations	281	226	82
Net income (loss) from discontinued operations, net of tax	(55)	2	(1)
Net income	226	228	81
Less: Net loss attributable to noncontrolling interests included in continuing operations	—	(1)	(1)
Less: Net income (loss) attributable to noncontrolling interests included in discontinued operations	(19)	1	—
Net income attributable to Trinzic	$245	$228	$82

See accompanying notes to combined financial statements.

Trinzic
Combined Statements of Comprehensive Income
(In millions)

	Year ended
	January 2, 2026	January 3, 2025	December 29, 2023
Net income	$226	$228	$81
Other comprehensive income (loss):
Foreign currency translation adjustments	92	(30)	31
Pension and post-retirement benefits	(46)	(19)	(103)
Changes in fair value of derivatives	(1)	1	—
Other comprehensive income (loss)	45	(48)	(72)
Income tax (expense) benefit:
Pension and post-retirement benefits	12	5	26
Income tax benefit	12	5	26
Other comprehensive income (loss), net of tax	57	(43)	(46)
Comprehensive income	283	185	35
Less: Comprehensive loss attributable to noncontrolling interests from continuing operations	—	(1)	(1)
Less: Comprehensive income (loss) attributable to noncontrolling interests from discontinued operations	(19)	1	—
Comprehensive income attributable to Trinzic	$302	$185	$36

See accompanying notes to combined financial statements.

Trinzic
Combined Balance Sheets
(In millions)

	January 2, 2026	January 3, 2025
Assets
Current assets:
Cash and cash equivalents	$167	$143
Accounts receivable, net of allowance for credit losses of $0 and $1, respectively	645	675
Contract assets	56	68
Other current assets	62	50
Current assets of discontinued operations	19	21
Total current assets	949	957
Pension assets	86	82
Property, plant, and equipment, net of accumulated depreciation of $205 and $180, respectively (including net PPE of $4 and $5 owned by a variable interest entity, respectively)	147	140
Operating lease right-of-use assets	140	132
Goodwill	2,089	2,095
Intangible assets, net of accumulated amortization of $340 and $280, respectively	608	651
Equity in and advances to unconsolidated affiliates	70	66
Deferred income taxes	5	5
Other assets	20	101
Non-current assets of discontinued operations	—	78
Total assets	$4,114	$4,307
Liabilities and Equity
Current liabilities:
Accounts payable	$382	$482
Contract liabilities	102	73
Accrued salaries, wages, and benefits	207	224
Current maturities of long-term debt	8	4
Other current liabilities	76	70
Current liabilities of discontinued operations	19	15
Total current liabilities	794	868
Employee compensation and benefits	41	46
Income tax payable	—	17
Deferred income taxes	99	111
Long-term debt	115	114
Operating lease liabilities	147	132
Other liabilities	115	77
Non-current liabilities of discontinued operations	—	69
Total liabilities	1,311	1,434
Commitments and Contingencies (Notes 7, 14, and 15)
Trinzic equity:
Net parent investment	3,601	3,721
AOCL	(795)	(852)
Total Trinzic equity	2,806	2,869
Noncontrolling interests	(3)	4
Total equity	2,803	2,873
Total liabilities and equity	$4,114	$4,307

See accompanying notes to combined financial statements.

Trinzic
Combined Statements of Equity
(In millions)

Dollars in millions	Total	Net Parent Investment	AOCL	Noncontrolling Interest
Balance at December 31, 2022	$2,057	$2,812	$(763)	$8
Distributions to noncontrolling interests	(2)	—	—	(2)
Transfers from parent, net	5	5	—	—
Net income (loss)	81	82	—	(1)
Other	1	—	—	1
Other comprehensive loss, net of tax	(46)	—	(46)	—
Balance at December 29, 2023	$2,096	$2,899	$(809)	$6
Acquisition of noncontrolling interests	(10)	(8)	—	(2)
Transfers from parent, net	602	602	—	—
Net income	228	228	—	—
Other comprehensive loss, net of tax	(43)	—	(43)	—
Balance at January 3, 2025	$2,873	$3,721	$(852)	$4
Investments by noncontrolling interests	12	—	—	12
Transfers to parent, net	(365)	(365)	—	—
Net income (loss)	226	245	—	(19)
Other comprehensive income, net of tax	57	—	57	—
Balance at January 2, 2026	$2,803	$3,601	$(795)	$(3)

See accompanying notes to combined financial statements.

Trinzic
Combined Statements of Cash Flows
(In millions)

	Year ended
	January 2, 2026	January 3, 2025	December 29, 2023
Cash flows from operating activities:
Net income	$226	$228	$81
Net (income) loss from discontinued operations, net of tax	55	(2)	1
Net income from continuing operations	281	226	82
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103	89	75
Equity in earnings of unconsolidated affiliates	(33)	(32)	(33)
Deferred income tax	11	15	(9)
Other	(15)	(40)	(12)
Changes in operating assets and liabilities, net of acquired businesses:
Accounts receivable, net of allowance for credit losses	40	12	39
Contract assets	15	(3)	16
Accounts payable	(60)	4	(42)
Contract liabilities	26	19	(16)
Accrued salaries, wages, and benefits	(19)	(27)	11
Payments on operating lease obligation	(43)	(34)	(29)
Payments from unconsolidated affiliates, net	9	9	18
Distributions of earnings from unconsolidated affiliates	23	27	23
Pension funding	(1)	(62)	(9)
Other assets and liabilities	83	(35)	(1)
Total cash flows provided by operating activities - continuing operations	$420	$168	$113
Cash flows from investing activities:
Purchases of property, plant, and equipment	$(24)	$(27)	$(22)
Acquisition of businesses, net of cash acquired	—	(738)	—
Other	4	11	(1)
Total cash flows used in investing activities - continuing operations	$(20)	$(754)	$(23)
Cash flows from financing activities:
Payments on short-term and long-term debt	(8)	(24)	(8)
Acquisition of noncontrolling interests	—	(10)	—
Distributions to noncontrolling interests	—	—	(2)
Transfers from (to) parent	(349)	574	(6)
Other	(1)	(3)	1
Total cash flows provided by (used in) financing activities - continuing operations	$(358)	$537	$(15)
Total operating cash flows from discontinued operations	(33)	12	30
Total investing cash flows from discontinued operations	(12)	(25)	(18)
Total financing cash flows from discontinued operations	12	—	—
Total cash flows from discontinued operations	$(33)	$(13)	$12
Effect of exchange rate changes on cash	12	(4)	8
Increase (decrease) in cash and cash equivalents	21	(66)	95
Cash and cash equivalents at beginning of period	151	217	122
Cash and cash equivalents at end of period	$172	$151	$217
Less: cash and cash equivalents of discontinued operations	5	8	21
Cash and cash equivalents at end of period for continuing operations	$167	$143	$196
Supplemental disclosure of cash flows information:
Cash paid for interest	$7	$9	$8
Cash paid for income taxes (net of refunds)	$13	$13	$14

See accompanying notes to combined financial statements.

Trinzic
Notes to Combined Financial Statements
Note 1. Organization and Basis of Presentation
Business and Organization
On September 24, 2025, KBR, Inc. (“KBR” or the “Parent”) announced its intention to spin off its existing Mission Technology Solutions segment into a separate publicly-traded company. The spin-off comprises substantially all of the operations of KBR that have historically been included in KBR’s Mission Technology Solutions reporting segment, excluding Frazer-Nash Consultancy and certain contracts (“Trinzic”, the “Company”, “we”, “us”, and “our”). The spin-off is targeted to be completed during the second half of 2026 through a tax-free pro rata distribution of the common stock of Trinzic (the “Distribution”) to KBR shareholders.
The accompanying combined financial statements present the historical balance sheets, statements of operations, cash flows, and the statements of equity of the Company in accordance with U.S. GAAP for the preparation of carved-out combined financial statements. Certain amounts in prior periods have been reclassified to conform with current period presentation. Our fiscal year consists of a 52 – 53 week year ending on the Friday closest to December 31. Fiscal 2025 ended January 2, 2026, fiscal 2024 ended January 3, 2025, and fiscal 2023 ended December 29, 2023. Fiscal 2025 included 52 weeks, fiscal 2024 included 53 weeks, and fiscal 2023 included 52 weeks.
Trinzic delivers advanced science, technology, engineering, and logistics support to U.S. federal and allied government agencies across national security, space, and global defense markets. We focus on addressing the government’s highest-priority mission needs, ensuring readiness and modernization to counter evolving global threats. These mission areas include national security space, connected battlespace, integrated air and missile defense, autonomous systems, defense technology operations and sustainment, integrated defense systems, global mission operations, space exploration, and electronic warfare. To support these objectives, Trinzic offers a comprehensive portfolio of capabilities and technology solutions. Our expertise spans digital engineering and system integration, mission software development, mission engineering, AI and data analytics, and rapid capability prototyping and development in virtual environments. We also provide global mission operations, defense systems operations and sustainment, and robust cybersecurity and resilience solutions, delivering innovation that empowers critical missions worldwide.
Included in the Company is the business of LinQuest Corporation (“LinQuest”), an engineering, data analytics, and digital integration company acquired on August 30, 2024. See Note 5. “Acquisitions” to our combined financial statements for additional information on this acquisition. Additionally, the disposal of HomeSafe is reported as discontinued operations and the operations are excluded from Trinzic’s results reflected within our tables below. See Note 20. “Discontinued Operations” for additional information regarding the HomeSafe disposal.
Basis of Presentation
The accompanying combined financial statements of the Company represent a combination of entities that have been “carved out” from KBR’s consolidated financial statements. Historically, financial statements of the Company have not been prepared as it has not operated separately from KBR. These combined financial statements reflect the revenue and expenses of the Company and include certain assets and liabilities of KBR that are specifically identifiable and generated through, or associated with, certain assets of KBR that are attributable to the Company, which have been reflected at KBR’s historical basis. All intercompany balances and transactions have been eliminated. The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had the Company operated as a standalone company during the periods presented.
The preparation of these combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the combined financial statements and the reported amounts of revenue and expenses during the reporting periods. The combined statements of operations includes expense allocations for certain corporate, infrastructure, and shared services expenses provided by the Parent on a centralized basis, including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. For the years ended January 2, 2026, January 3, 2025, and December 29, 2023, the Company incurred $85 million, $92 million, and $94 million, respectively, of selling, general, and administrative expenses allocated from the Parent. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, payroll cost, average total assets, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. Accordingly, the general and administrative expense allocations presented in our combined statements of operations for historical periods do not necessarily reflect what our general and administrative expenses will be as a standalone public company for future reporting periods. Related party cost allocations are discussed further in Note 19. “Related Party Transactions.”
On June 18, 2025, HomeSafe informed us that U.S. Transportation Command unexpectedly terminated HomeSafe’s role in the Global Household Goods Contract. We disposed of HomeSafe in the second quarter of fiscal 2025 and determined that this disposal met the requirements to be reported as discontinued operations. As such, the results of HomeSafe are presented as discontinued operations in the accompanying combined statements of operations, combined balance sheets and combined statements of cash flows and notes for all periods presented. Results of our discontinued operations are discussed further in Note 20. “Discontinued Operations.”
Net parent investment represents historical investment, which includes accumulated net income and the net effect of transactions with the Parent. All significant transactions between the Company and the Parent have been included in the accompanying combined financial statements. Transactions with the Parent are reflected in the accompanying combined statements of equity as transfers from (to) parent and in the accompanying combined balance sheets within net parent investment. These combined statements of operations reflect revenue and expenses attributable to the Company. The combined balance sheets include assets and liabilities attributable to the Company that were specifically identifiable as such within KBR and are presented at KBR’s historical basis.
Note 2. Significant Accounting Policies
Use of Estimates
The preparation of our combined financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, the reported amounts of revenue and expenses for the periods covered and certain amounts disclosed in the notes to our combined financial statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring estimates and assumptions by our management include the following:
•	project revenue, costs, and profits on our contracts;
•	award fees, costs, and profits on government contracts;
•	client claims and recoveries of costs from subcontractors, vendors, and others;
•	provisions for income taxes and related valuation allowances and tax uncertainties;
•	evaluation of goodwill for impairment;
•	evaluation of intangibles and long-lived assets for impairment;
•	evaluation of equity method investments for impairment;
•	valuation of pension obligations and pension assets;
•	accruals for estimated liabilities, including litigation accruals; and
•	valuation of assets and liabilities acquired in business combinations.
Cash and Cash Equivalents
We consider highly liquid investments with an original maturity of three months or less to be cash equivalents.
Revenue Recognition
We, and our equity method investments, recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized when and as our performance obligations under the terms of the contract are satisfied, which occurs with the transfer of control of the goods or services to the customer. We recognize revenue on substantially all of our contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. We determine whether to recognize revenue on a gross or net basis by assessing if we control the goods or services provided by third parties before they reach the customer, acting as the principal when we do and as the agent when we only arrange for another party to provide them. Our contracts are generally accounted for as a single performance obligation and are not segmented between types of services provided. We recognize revenue on those contracts over time using the cost-to-cost method, based primarily on contract costs incurred to date compared to total estimated contract costs at completion. Contract costs include all direct materials, labor, and subcontractors costs and indirect costs related to contract performance. We believe this method is the most accurate measure of contract performance because it directly measures the value of the goods and services transferred to the customer. For all other contracts we recognize revenue when services are performed which generally coincides with our ability to bill. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, we recognize the total loss in the period it is identified.
Contract Combination
To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires judgment and the decision to combine a group of contracts or separate a combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts primarily because we provide a significant service of integrating a complex set of tasks and components into a single project or capability. Contracts that cover multiple phases of the product lifecycle (development, construction and maintenance & support) are typically considered to have multiple performance obligations even when they are part of a single contract.
For a limited number of contracts with multiple performance obligations, we allocate the transaction price to each performance obligation using our best estimate of the relative standalone selling price of each distinct good or service in the contract. In cases where we do not provide the distinct good or service on a standalone basis, the primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.
Contract Types
The Company performs work under contracts that broadly consists of fixed-price, cost-reimbursable, time-and-materials, or a combination of the three.
Fixed-price contracts also include unit-rate contracts. Under fixed-price contracts, we perform a defined scope of work for a specified fee to cover all costs and any profit element. Fixed-price contracts entail risk to us because they require us to predetermine the work to be performed, the project execution schedule and all the costs associated with the scope of work. Unit-rate contracts are considered fixed-price contracts with the only variable being units of work to be performed. Although fixed-price contracts involve greater risk than cost-reimbursable contracts, they also are potentially more profitable because the owner/customer pays a premium to transfer project risks to us.
Time-and-materials contracts typically provide for negotiated fixed rates for specified cost categories. The rates are designed to cover the cost of direct labor, indirect expense, and fee. These contracts can also allow for reimbursement of cost of material plus a fee, if applicable. In U.S. government contracting, this type of contract is generally used when there is uncertainty of the extent or duration of the work to be performed by the contractor at the time of contract award or it is not possible to anticipate costs with any reasonable degree of confidence. With respect to time-and-materials contracts, we assume the price risk because our costs of performance may exceed negotiated hourly rates. In commercial and non-U.S. government contracting, this contract type is generally used for defined and non-defined scope contracts where there is a higher degree of uncertainty and risks as to the scope of work. These types of contracts may also provide for a guaranteed maximum price where the total cost plus the fee cannot exceed an agreed upon guaranteed maximum price or not-to-exceed provisions.
Under cost-reimbursable contracts, the price is generally variable based upon our actual allowable costs incurred for materials, equipment, reimbursable labor hours, overhead, and general and administrative expenses. Profit on cost-reimbursable contracts may be in the form of a fixed fee or a mark-up applied to costs incurred, or a combination of the two. The fee may also be an incentive fee based on performance indicators, milestones, or targets and can be based on customer discretion or in form of an award fee determined based on customer evaluation of the Company’s performance against contractual criteria. Cost-reimbursable contracts may also provide for a guaranteed maximum price where the total fee plus the total cost cannot exceed an agreed upon guaranteed maximum price. Cost-reimbursable contracts are generally less risky because the owner/customer retains many of the project risks, however it requires us to use our best efforts to accomplish the scope of the work within a specified time and budget. Cost-reimbursable contracts with the U.S. government are subject to the FAR and are competitively priced based on estimated or actual costs of providing the contractual goods or services. The FAR provides guidance on types of costs that are allowable in establishing prices for goods and services provided to the U.S. government and its agencies. Pricing for non-U.S. government agencies and commercial customers, including the types of costs that are allowable, is based on specific negotiations with each customer.
See Note 4. “Revenue” to our combined financial statements for further discussion of our revenue by contract type.
Contract Costs
Contract costs include all direct materials, labor, and subcontractor costs and an allocation of indirect costs related to contract performance. Customer-furnished materials are included in both contract revenue and cost of revenue when management concludes that the company is acting as a principal rather than as an agent. Project mobilization costs incurred are capitalized as deferred assets and amortized on a straight-line basis over the anticipated term of the contract or a specified period of performance consistent with the transfer of control of the performance obligation to the client. These costs incurred may be to transition the services, employees, and equipment to or from the customer, a prior contract, or prior contractor. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client.
Contract costs incurred for U.S. government contracts, including indirect costs, are subject to audit and adjustment by the DCAA. If the U.S. government concludes costs charged to a contract are not reimbursable under the terms of the contract or applicable procurement regulations, these costs are disallowed or, if already reimbursed, we may be required to refund the reimbursed amounts to the customer. Such conditions may also include interest and other financial penalties.
We provide limited warranties to customers for work performed under our contracts that typically extend for a limited duration following substantial completion of our work on a project. Such warranties are not sold separately and do not provide customers with a service in addition to assurance of compliance with agreed-upon specifications. Accordingly, these types of warranties are not considered to be separate performance obligations.
Variable Consideration
In addition to the variable contract price under cost-reimbursable contracts, it is common for our contracts to contain variable consideration in the form of award fees, incentive fees, performance bonuses, liquidated damages, or penalties that may increase or decrease the transaction price. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones, or targets and can be based on customer discretion. Other contract provisions also give rise to variable consideration such as unapproved change orders and claims, and on certain contracts, index-based price adjustments. We estimate the amount of variable consideration at the most likely amount to which we expect to be entitled. Variable consideration is included in the transaction price when it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include such amounts in the transaction price are based largely on our assessment of legal enforceability, anticipated performance, and any other information (historical, current, or forecasted) that is reasonably available to us.
Variable consideration associated with claims and unapproved change orders is included in the transaction price only to the extent of costs incurred. We recognize claims against vendors, subcontractors, and others as a reduction in recognized costs when enforceability is established by the contract and the amounts are reasonably estimable and probable of recovery. Reductions in costs are recognized to the extent of the lesser of the amounts management expects to recover or actual costs incurred.
Contract Estimates and Modifications
Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue and cost at completion is complex and subject to many variables and requires significant judgment. As a significant change in estimated total revenue and cost could affect the profitability of our contracts, we routinely review and update our contract-related estimates through a disciplined project review process in which management reviews the progress and execution of our performance obligations and the EAC. As part of this process, management reviews information including, but not limited to, outstanding contract matters, progress towards completion, program schedule, and the associated changes in estimates of revenue and costs. Management must make assumptions and estimates regarding the availability and productivity of labor, the complexity of the work to be performed, the availability and cost of materials, the performance of subcontractors, and the availability and timing of funding from the customer, along with other risks inherent in performing services under all contracts where we recognize revenue over time using the cost-to-cost method.
We recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate.
Contracts are often modified to account for changes in contract specifications and requirements. Most of our contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis. We account for contract modifications prospectively when the modification results in the promise to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the stand-alone selling price of the additional goods or services included in the modification.
Contract Assets and Liabilities
Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones, or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the percentage-of-completion method. Contract assets include unbilled amounts typically resulting from revenue under long-term contracts when the percentage-of-completion method of revenue recognition is used, and revenue recognized exceeds the amount billed to the customer. Contract liabilities consist of advance payments and billings in excess of revenue recognized as well as deferred revenue.
Retainage, included in contract assets, represent the amounts withheld from billings by our clients pursuant to provisions in the contracts and may not be paid to us until the completion of specific tasks or the completion of the project and, in some instances, for even longer periods. Retainage may also be subject to restrictive conditions such as performance guarantees.
Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.
The payment terms of our contracts from time to time require the customer to make advance payments as well as interim payments as work progresses. Advance payments generally are not considered to contain a significant financing component as we expect to recognize those amounts in revenue within a year of receipt as work progresses on the related performance obligation.
Selling, General, and Administrative Expenses
Selling, general, and administrative expenses include charges for such items as executive management, corporate business development, information technology, finance and accounting, legal, human resources, and various other functions. The Company classifies indirect costs incurred within or allocated to its U.S. government customers as overhead (included in cost of revenue) or selling, general, and administrative expenses in the same manner as such costs are defined in the Company’s disclosure statements under CAS.
The Company has historically operated as part of the Parent and not as a separate, publicly traded company. Accordingly, the Parent has allocated certain shared costs to the Company that are reflected as expenses in these combined financial statements. See Note 19. “Related Party” to our combined financial statements for further discussion of our allocated selling, general, and administrative expenses.
Accounts Receivable
Accounts receivable include amounts billed and currently due from customers, amounts billable where the right to consideration is unconditional and amounts unbilled. Amounts billed and unbilled are recognized at estimated realizable value and consist of costs and fees, substantially all of which are expected to be billed and collected within one year. Unbilled amounts also include rate variances that are billable upon negotiation of final indirect rates with the DCAA.
Additionally, we sell certain receivables to unrelated third-party financial institutions under various accounts receivable monetization programs. The receivables sold under the agreements do not allow for recourse for any credit risk related to our customers if such receivables are not collected by the third-party financial institutions. The Company accounts for these receivable transfers as a sale under ASC Topic 860, Transfers and Servicing as the receivables have been legally isolated from the Company, the financial institution has the right to pledge or exchange the assets received and we do not maintain effective control over the transferred accounts receivable. Our only continuing involvement with the transferred financial assets is as the collection and servicing agent. As a result, the accounts receivable balance on the combined balance sheets is presented net of the transferred amount. See Note 18. “Fair Value of Financial Instruments and Risk Management” to our combined financial statements for our further information on sales of receivables.
Property, Plant, and Equipment
Property, plant, and equipment are reported at cost less accumulated depreciation except for those assets that have been written down to their fair values due to impairment. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. The cost of property, plant, and equipment sold or otherwise disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operating income for the respective period. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the lease term. See Note 8. “Property, Plant, and Equipment” to our combined financial statements for our discussion on property, plant, and equipment.
Business Combinations
We account for business combinations using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under this method, the purchase consideration is measured at fair value, and the identifiable tangible and intangible assets acquired and liabilities assumed are recognized at their estimated acquisition-date fair values, with any excess recognized as goodwill. We engage third-party appraisal firms when appropriate to assist in the fair value determination of intangible assets. Initial purchase price allocations are subject to revisions within the measurement period, not to exceed one year from the date of acquisition. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.
Goodwill and Intangible Assets
Goodwill is an asset representing the excess cost over the fair market value of net assets and identifiable intangibles acquired in business combinations. In accordance with ASC Topic 350, Intangibles - Goodwill and Other, goodwill is not amortized but is tested annually for impairment or on an interim basis when indicators of potential impairment exist. Goodwill is tested for impairment at the reporting unit level.
Goodwill is assessed annually for possible impairment as of the first day of our fourth quarter each fiscal year, and on an interim basis when indicators of possible impairment exist. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed include, but are not limited to, changes in macroeconomic conditions, industry and market considerations, cost factors, discount rates, competitive environments, and financial performance. If the qualitative assessment indicates that it is more likely than not that the carrying value of the reporting unit exceeds its estimated fair value, a quantitative test is required.
We also have the option to proceed directly to the quantitative test. Under the quantitative impairment test, the estimated fair value of each reporting unit is compared to its carrying value, including goodwill. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized, up to a maximum amount of goodwill allocated to that reporting unit. We can resume the qualitative assessment in any subsequent period for any reporting unit.
During fiscal 2025, 2024, and 2023, management performed a qualitative impairment assessment of our reporting unit, of which there were no indications that it was more likely than not that the fair value of our reporting unit was less than its respective carrying values. As such, a quantitative goodwill test was not required, and no goodwill impairment was recognized in fiscal 2025, 2024, and 2023. See Note 9. “Goodwill and Intangible Assets” to our combined financial statements for reported goodwill.
We had intangible assets with net carrying values of $608 million and $651 million as of January 2, 2026 and January 3, 2025, respectively. Intangible assets with indefinite lives are not amortized but are subject to annual impairment tests or on an interim basis when indicators of potential impairment exist. An intangible asset with an indefinite life is impaired if its carrying value exceeds its fair value. During fiscal 2025, 2024, and 2023, there were no triggering events identified. Intangible assets with finite lives are amortized on a straight-line basis over the useful life of those assets, ranging from 1 year to 25 years. See Note 9. “Goodwill and Intangible Assets” to our combined financial statements for further discussion of our intangible assets.
Equity Method Investments
We account for non-marketable investments using the equity method of accounting if the investment gives us the ability to exercise significant influence over, but not control, of an investee. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions.
Equity in earnings (losses) of unconsolidated affiliates, in the combined statements of operations, reflects our proportionate share of the investee’s net income, including any associated taxes. Our proportionate share of the investee’s other comprehensive income (loss), net of income taxes, is recorded in the combined statements of shareholders’ equity and combined statements of comprehensive income (loss). In general, the equity investment in our unconsolidated affiliates is equal to our current equity investment plus those entities’ undistributed earnings.
We evaluate our equity method investments for impairment at least annually or whenever events or changes in circumstances indicate, in management’s judgment, that the carrying value of an investment may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment. See Note 10. “Equity Method Investments and Variable Interest Entities” to our combined financial statements for our discussion on equity method investments.
We evaluate distributions received from our equity method investments using the nature of distribution approach. Under this approach, we evaluate the nature of activities of the investee that generated the distribution. The distributions received are either classified as a return on investment, which is presented as a component of operating activities on our combined statements of cash flows, or as a return of investment, which is presented as a component of investing activities on our combined statements of cash flows.
Joint Ventures and VIEs
We account for VIEs in accordance with ASC Topic 810, Consolidation (“ASC 810”), which requires the consolidation of VIEs in which a company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive the benefits from the VIE that could potentially be significant to the VIE. If a reporting enterprise meets these conditions, then it has a controlling financial interest and is the primary beneficiary of the VIE. Our unconsolidated VIEs are accounted for under the equity method of accounting.
We assess all newly created entities and those with which we become involved to determine whether such entities are VIEs and, if so, whether or not we are their primary beneficiary. Most of the entities we assess are incorporated or unincorporated joint ventures formed by us and our partner(s) for the purpose of executing a contract or program for a customer and are generally dissolved upon completion of the contract or program. Although the joint ventures in which we participate own and hold contracts with the customers, the services required by the contracts are typically performed by the joint venture partners, or by other subcontractors under subcontracts with the joint ventures. Typically, these joint ventures are funded by advances from the contract owner, and accordingly, require little or no equity investment by the joint venture partners but may require subordinated financial support from the joint venture partners such as letters of credit, performance and financial guarantees, or obligations to fund losses incurred by the joint venture. Other joint ventures, such as PFIs, generally require the partners to invest equity and take an ownership position in an entity that manages and operates an asset after construction is complete. The assets of joint ventures are restricted for use to the obligations of the particular joint venture and are not available for our general operations.
We perform a qualitative assessment to determine whether we are the primary beneficiary once an entity is identified as a VIE. Thereafter, we continue to re-evaluate whether we are the primary beneficiary of the VIE in accordance with ASC 810. A qualitative assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities. These include the terms of the contracts entered into by the entity, ownership interests issued by the entity and how they were marketed and the parties involved in the design of the entity. We then identify all of the variable interests held by parties involved with the VIE including, among other things, equity investments, subordinated debt financing, letters of credit, financial and performance guarantees, and contracted service providers. Once we identify the variable interests, we determine those activities which are most significant to the economic performance of the entity and which variable interest holder has the power to direct those activities. Though infrequent, some of our assessments reveal no primary beneficiary because the power to direct the most significant activities that impact the economic performance is held equally by two or more variable interest holders who are required to provide their consent prior to the execution of their decisions. Most of the VIEs with which we are involved have relatively few variable interests and are primarily related to our equity investment, significant service contracts, and other subordinated financial support. See Note 10. “Equity Method Investments and Variable Interest Entities” to our combined financial statements for our discussion on variable interest entities.
We may determine that we are the primary beneficiary as a result of a reconsideration event associated with an existing unconsolidated VIE. We account for the change in control under the acquisition method of accounting for business combinations in accordance with ASC 805.
Pensions
We account for our defined benefit pension plans in accordance with ASC Topic 715, Compensation - Retirement Benefits (“ASC 715”), which requires an employer to:
•	recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the benefit obligation) of the pension plan;
•	recognize, through comprehensive income, certain changes in the funded status of a defined benefit plan in the year in which the changes occur;
•	measure plan assets and benefit obligations as of the end of the employer’s fiscal year; and
•	disclose additional information.
Historically, the Company’s employees have participated in the Parent’s defined benefit pension plans. For purposes of this information statement, any defined benefit pension plans conveying with Trinzic are presented in the combined financial statements as if Trinzic, rather than the Parent, had been the legal sponsor for all periods shown, in accordance with ASC 715.
Our pension benefit obligations and expenses are calculated using actuarial models and methods. We record pension benefit obligations and expenses within cost of revenue on our combined statements of operations. The more critical assumption and estimate used in the actuarial calculations is the discount rate for determining the current value of benefit obligations. Other assumptions and estimates used in determining benefit obligations and plan expenses include expected rate of return on plan assets, inflation rates and demographic factors such as retirement age, mortality, and turnover. These assumptions and estimates are evaluated periodically (typically annually) and are updated accordingly to reflect our actual experience and expectations.
The discount rate used to determine the benefit obligations was computed using a yield curve approach that matches plan specific cash flows to a spot rate yield curve based on high quality corporate bonds. The expected long-term rate of return on assets was determined by a stochastic projection that takes into account asset allocation strategies, historical long-term performance of individual asset classes, an analysis of additional return (net of fees) generated by active management, risks using standard deviations, and correlations of returns among the asset classes that comprise the plans’ asset mix. Plan assets are comprised primarily of equity funds and securities, fixed income funds and securities, real estate, and other funds. As we have both domestic and international plans, these assumptions differ based on varying factors specific to each particular country, participant demographics, or economic environment.

Unrecognized actuarial gains and losses are recognized using the corridor method over a period of approximately 20 years, which represents a reasonable systematic method for amortizing gains and losses for the employee group. Our unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes in the obligations and the difference between expected returns and actual returns on plan assets. The difference between actual and expected returns is deferred as an unrecognized actuarial gain or loss on our combined statements of comprehensive income (loss) and is recognized as a decrease or an increase in future pension expense.
Income Taxes
The Company’s operations have historically been included in the consolidated federal income tax returns and combined and separate state and local income tax returns filed by KBR, Inc. Deferred tax assets and liabilities are also calculated on a separate return basis. However, certain credits and carryforward amounts may be used by the Parent under consolidation provisions of applicable tax law. When assets and liabilities are used by the Parent, amounts are treated as a component of the net transfer to and from Parent and treated as realized in the separate company presentation.
We recognize the amount of taxes payable or refundable for the year and deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. We provide a valuation allowance for deferred tax assets if it is more likely than not that these items will not be realized. See Note 13. “Income Taxes” to our combined financial statements for our discussion on income taxes.
Income taxes are accounted for under the asset and liability method. We provide a valuation allowance for deferred tax assets if it is more likely than not that these items will not be realized. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A current tax asset or liability is recognized for the estimated taxes refundable or payable on tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized. We consider the scheduled reversal of deferred tax liabilities, income available from carryback years, projected future taxable income and available tax planning strategies in making this assessment. Additionally, we use forecasts of certain tax elements such as taxable income and foreign tax credit utilization in making this assessment of realization. Given the inherent uncertainty involved with the use of such estimates and assumptions, there can be significant variation between estimated and actual results.
We have operations in numerous countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned and revenue-based tax withholding. The final determination of our tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our tax liabilities for a tax year.
We recognize the effect of income tax positions only if it is more likely than not that those positions will be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records potential interest and penalties related to unrecognized tax benefits in income tax expense.
Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined by tax authorities in the normal course of business. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities and through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, and then utilize assumptions and estimates to determine the most likely outcome and provide taxes, interest, and penalties as needed based on this outcome.

Derivative Instruments
We enter into derivative financial transactions to hedge existing or forecasted risk to changing foreign currency exchange rates and interest rate risk on variable rate debt. We do not enter into derivative transactions for speculative or trading purposes. We recognize all derivatives at fair value on the balance sheet. Derivatives that are not designated as hedges in accordance with ASC Topic 815, Derivatives and Hedging, are adjusted to fair value and such changes are reflected in the results of operations. If the derivative is designated as a cash flow hedge, all changes in the fair value of derivatives are recognized in other comprehensive income (loss) and are subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings. See Note 18. “Fair Value of Financial Instruments and Risk Management” to our combined financial statements for our discussion on derivative instruments.
Recognized gains or losses on derivatives entered into to manage contract related foreign exchange risk are included in operating income. Foreign currency gains and losses for hedges of non-contract related foreign exchange risk are reported within other non-operating income (expense) on our combined statements of operations. Realized gains or losses on derivatives used to manage interest rate risk are included in interest expense in our combined statements of operations.
Concentration of Credit Risk
Financial instruments which potentially subject our company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Our cash is primarily held with major banks and financial institutions throughout the world. We believe the risk of any potential loss on deposits held in these institutions is minimal.
Contracts with clients usually contain standard provisions allowing the client to curtail or terminate contracts for convenience. Upon such a termination, we are generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination and demobilization cost.
We have revenue and receivables from transactions with an external customer that amounts to 10% or more of our revenue which are generally not collateralized. We generated significant revenue from transactions with the U.S. government and UK government. No other customers represented 10% or more of combined revenue in any of the periods presented.
The following table summarizes our revenue and accounts receivable for contracts with U.S. and UK government agencies for which we are the prime contractor, as well as for contracts in which we are a subcontractor and the ultimate customer is a U.S. or UK government agency, respectively.
Revenue and percentage of combined revenue from major customers:

	Year ended
Dollars in millions	January 2, 2026		January 3, 2025		December 29, 2023
U.S. government	$4,426	84%	$4,350	83%	$4,000	83%
UK government	$486	9%	$484	9%	$408	8%
Other government, commercial, and infrastructure	$344	7%	$384	8%	$414	9%

Accounts receivable and percentage of combined accounts receivable from major customers:

Dollars in millions	January 2, 2026		January 3, 2025
U.S. government	$508	79%	$523	77%
UK government	$23	4%	$27	4%
Other government, commercial, and infrastructure	$114	17%	$125	19%

Noncontrolling Interest
Noncontrolling interests represent the equity investments of partners in our joint ventures and other subsidiary entities that we consolidate in our financial statements.
Foreign Currency
Our reporting currency is the U.S. dollar. The functional currency of our non-U.S. subsidiaries is typically the currency of the primary environment in which they operate. Where the functional currency for a non-U.S. subsidiary is not the U.S. dollar, translation of all of the assets and liabilities (including long-term assets, such as goodwill) to

U.S. dollars is based on exchange rates in effect at the balance sheet date. Translation of revenue and expenses to U.S. dollars is based on the average rate during the period and shareholders’ equity accounts are translated at historical rates. Translation gains or losses, net of income tax effects, are reported in accumulated other comprehensive loss on our combined balance sheets.
Transaction gains and losses that arise from foreign currency exchange rate fluctuations on transactions denominated in a currency other than the functional currency are recognized in income each reporting period when these transactions are either settled or remeasured. Transaction gains and losses on intra-entity foreign currency transactions and balances including advances and demand notes payable, on which settlement is not planned or anticipated in the foreseeable future, are recorded in accumulated other comprehensive loss on our combined balance sheets.
Share-based Compensation
Our employees participate in Parent’s share-based compensation plans. Parent accounts for share-based payments, including grants of employee stock options, restricted stock-based awards and performance cash units, in accordance with ASC Topic 718, Compensation - Stock Compensation (“ASC 718”), which requires that all share-based payments (to the extent that they are compensatory) be recognized as an expense in our combined statements of operations based on their fair values on the award date and the estimated number of shares of common stock we ultimately expect to vest. Parent recognizes share-based compensation expense on a straight-line basis over the service period of the award, which is no greater than 3 years. If an award is modified after the grant date, incremental compensation cost is recognized immediately as of the modification. The benefits of tax deductions in excess of the compensation cost recognized for the options (excess tax benefits) are classified as additional paid-in-capital and cash retained as a result of these excess tax benefits is presented in the statements of cash flows as financing cash inflows. See Note 19. “Related Parties Transactions” for additional information on our expense allocation methodology.
Commitments and Contingencies
We record liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
Recently Adopted Accounting Standards
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity’s CODM. The amendments in this update also expand the interim segment disclosure requirements. We adopted this standard effective for our 2024 fiscal year and for interim periods starting in our first quarter of fiscal year 2025. These new disclosure requirements are applied retrospectively to all prior periods included in the financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. We adopted this standard effective for our 2025 fiscal year on a prospective basis. See Note 13. “Income Taxes” for additional information.
Recent Accounting Pronouncements
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure of additional information about certain income statement expense categories. ASU 2024-03 will be effective for our 2027 fiscal year ending December 31, 2027. Early adoption is permitted and the amendments can be applied on a prospective or retrospective basis. We expect this ASU to only impact our disclosures with no impacts to our results of operations, cash flows, and financial condition.
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This guidance removes all references to project stages throughout ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs. Under the new standard, cost capitalization should only commence when an entity has committed to funding a software project and it is probable the project will be completed and the software will be used for its intended function. The amendments are effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. Entities may apply the guidance using a prospective, retrospective, or modified transition approach. Early adoption is permitted as of the beginning of an annual reporting period. We are currently determining the preferred transition approach and assessing the impact of the ASU on our disclosures and financial statements, including the timing of its adoption.
Additional Balance Sheet Information
Other Current Assets. The components of other current assets on our combined balance sheets as of January 2, 2026 and January 3, 2025 are presented below:

Dollars in millions	January 2, 2026	January 3, 2025
Prepaid expenses	$20	$18
Value-added tax receivable	21	14
Other miscellaneous assets	21	18
Total other current assets	$62	$50

Other Current Liabilities. The components of other current liabilities on our combined balance sheets as of January 2, 2026 and January 3, 2025 are presented below:

Dollars in millions	January 2, 2026	January 3, 2025
Operating lease liabilities	$29	$32
Value-added tax payable	10	21
Other miscellaneous liabilities	37	17
Total other current liabilities	$76	$70

Note 3. Business Segment Information
The Company reports its operations in one reportable segment which provides full life-cycle support solutions to defense, intelligence, space, aviation, and other programs and missions for military and other government agencies primarily in the U.S., UK, and Australia.
In its operation of our business, our management, including our chief operating decision maker (“CODM”), evaluates the performance of our business segment based on net income and operating income to assess performance and allocate resources. Our CODM, who is our chief executive officer, utilizes net income and operating income to evaluate segment results. Our CODM analyzes selected balance sheet information for our business segment. The CODM is regularly provided with expense categories for the Company’s segment that are the same as the expense captions presented in the Company’s combined statements of operations.
The measures of profit or loss that the CODM uses to assess performance and allocate resources for the operating segment is net income and operating income. The CODM uses net income and operating income in deciding whether to reinvest profits into the operating segment or into other activities, such as for acquisitions.
As the Company discloses a single reportable segment, total operating income for the Company’s operating segment is reported in our combined statements of operations and segment assets is reported in our combined balance sheets. Additionally, segment depreciation and amortization and purchases of PPE are reported in our combined statements of cash flows.

Selected Geographic Information
Long-lived assets by country are determined based on the location of tangible assets.

Dollars in millions	January 2, 2026	January 3, 2025
Property, plant, & equipment, net:
United States	$90	$83
United Kingdom	5	5
Other	52	52
Total	$147	$140

Note 4. Revenue
Disaggregated Revenue
We disaggregate our revenue from customers by customer type, geographic destination, and contract type, as we believe it best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors.
Revenue by customer type was as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
U.S. Government Defense and Intelligence Clients	$3,370	$3,292	$3,039
U.S. Government Federal Civilian Clients	1,056	1,112	1,052
International Government Clients	726	705	627
Commercial and Infrastructure Clients	104	109	104
Total revenue	$5,256	$5,218	$4,822

Revenue by geographic destination was as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Total by Countries/Region
United States	$3,770	$3,503	$3,096
Europe	990	1,258	1,272
Middle East	123	110	105
Australia	219	202	204
Africa	77	70	70
Asia	20	18	17
Other countries	57	57	58
Total revenue	$5,256	$5,218	$4,822

Many of our contracts contain cost reimbursable, time-and-materials, and fixed price (including unit-rate) components. We define contract type based on the component that represents the majority of the contract. Revenue by contract type was as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Cost Reimbursable	$3,304	$3,507	$3,287
Time-and-Materials	768	721	694
Fixed Price	1,184	990	841
Total revenue	$5,256	$5,218	$4,822

Performance Obligations
Changes in estimates are recognized on a cumulative catch-up basis in the current period associated with performance obligations satisfied in a prior period due to the release of a constrained milestone, modification in contract price or scope, or a change in the likelihood of a contingency or claim being resolved. We recognized revenue from performance obligations satisfied in previous periods for such matters of $19 million, $(5) million, and $23 million for the years ended January 2, 2026, January 3, 2025, and December 29, 2023, respectively.
On January 2, 2026, we had $10.7 billion of transaction price allocated to remaining performance obligations. We expect to recognize approximately 33% of our remaining performance obligations as revenue within one year, 38% in years two through five and 29% thereafter. Revenue associated with our remaining performance obligations to be recognized beyond one year includes performance obligations primarily related to the Aspire Defence contract, which has contract terms extending through 2041. Remaining performance obligations do not include variable consideration that was determined to be constrained as of January 2, 2026.
Changes in Contract-related Estimates
There are many factors that may affect the accuracy of our cost estimates and ultimately our future profitability. These include, but are not limited to, the availability and costs of resources (such as labor, materials, and equipment), productivity, weather, and ongoing resolution of commercial and legal matters, including any new or ongoing disputes with our business partners and others in our supply chain. We generally realize both lower and higher than expected margins on contracts in any given period. We recognize revisions of revenue, costs, and equity in earnings in the period in which the revisions are known. This may result in the recognition of costs before the recognition of related revenue recovery, if any.
Contract Assets and Contract Liabilities
Contract assets were $56 million and $68 million and contract liabilities were $102 million and $73 million at January 2, 2026 and January 3, 2025, respectively. The decrease in contract assets was primarily attributed to revenue recognized on certain contracts partially offset by the timing of billings. The increase in contract liabilities was due to the timing of advance payments and revenue recognized during the period. We recognized revenue of $26 million for the year ended January 2, 2026, which was previously included in the contract liability balance at January 3, 2025.
Accounts Receivable

Dollars in millions	January 2, 2026	January 3, 2025
Unbilled	$381	$426
Trade & other	264	249
Accounts receivable, net	$645	$675

Note 5. Acquisitions
LinQuest Corporation
On August 30, 2024, we acquired LinQuest, an engineering, data analytics, and digital integration company that develops and integrates advanced technology solutions to meet the most challenging demands across space, air dominance, and connected battlespace missions, including advanced AI and machine learning capabilities. LinQuest supports the U.S. Air Force and other U.S. Department of War and intelligence agencies. We accounted for this transaction as an acquisition of a business using the acquisition method under ASC 805. The aggregate consideration paid upon closing was $739 million in cash, net of cash acquired, subject to certain working capital, net debt, and other post-closing adjustments. Trinzic funded the acquisition through a combination of cash on-hand, $600 million in funding from the Parent, and proceeds from the sale of receivables. In the fourth quarter of 2024, we received $1 million in cash from escrow related to post-closing adjustments. We have recorded $6 million during fiscal 2024 in acquisition-related costs related to LinQuest, which are included in selling, general, and administrative expenses on the combined statements of operations.
The primary measurement period adjustment in fiscal 2024 was a decrease to intangible assets of $90 million. As a result of the adjustments recorded during the measurement period in fiscal 2024, there was a net increase to goodwill of $109 million. The goodwill recognized related to the LinQuest acquisition as of January 3, 2025 was $526 million. In fiscal 2025, the measurement period adjustment recorded was a decrease to deferred income taxes liability of $10 million and a decrease to goodwill of $10 million. The purchase price allocation for the LinQuest business combination is final as of January 2, 2026. The measurement period adjustments were related to additional facts obtained by the Company during the analysis of the fair value of the assets acquired and liabilities assumed as of the acquisition date. The following table summarizes the consideration paid for this acquisition and the fair value of assets acquired and liabilities assumed as of the acquisition date on August 30, 2024, after considering the measurement period adjustments:

Dollars in millions	LinQuest
Fair value of total consideration paid	$749
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	11
Accounts receivable	98
Contract assets	4
Other current assets	4
Total current assets	117
Property, plant, and equipment	15
Operating lease right-of-use assets	37
Intangible assets	200
Equity in and advances to unconsolidated affiliates	1
Other assets	1
Total assets	$371
Accounts payable	$35
Contract liabilities	7
Accrued salaries, wages, and benefits	32
Other current liabilities	9
Total current liabilities	83
Deferred income taxes	2
Operating lease liabilities	30
Other liabilities	23
Total liabilities	138
Net assets acquired	233
Goodwill	$516

The goodwill recognized of $516 million as of January 2, 2026 arising from this acquisition is primarily related to future growth opportunities, a highly skilled assembled workforce, and other expected synergies from the combined operations. For U.S. tax purposes, the transaction is treated as a stock deal. As a result, there is no step-up in tax basis and the goodwill recognized is not deductible for tax purposes.
The following table summarizes the fair value of intangible assets and the related weighted-average useful lives, after considering the measurement period adjustments described above:

Dollars in millions	Fair Value	Weighted Average Amortization Period (in years)
Contract backlog	$10	1
Customer relationships	190	15
Total intangible assets	$200	14

The contract backlog intangible asset is backlog that represents revenue that is already fully awarded and funded as of the acquisition date. The estimated customer relationships intangible assets consist of unfunded backlog as of the acquisition date and revenue arising from existing, recompete, and follow-on programs. The contract backlog and customer relationships intangible assets were valued using the income approach, specifically the multi-period excess earnings method in which the value is derived from an estimation of the after-tax cash flows specifically attributable to contract backlog and customer relationships. In connection with this analysis, certain assumptions were made with respect to forecasted revenue and EBITDA margins, contributory asset charge rates, weighted average cost of capital, and a tax amortization benefit.
The following supplemental pro forma, combined financial information has been prepared from historical financial statements that have been adjusted to give effect to the acquisition of LinQuest as though it had been acquired on January 1, 2023. Pro forma adjustments were primarily related to the amortization of intangibles and interest on borrowings related to the acquisition. Accordingly, this supplemental pro forma financial information is presented for informational purposes only and is not necessarily indicative of what the actual results of operations of the combined company would have been had the acquisition occurred on January 1, 2023, nor is it indicative of future results of operations.

	Year ended
Dollars in millions	January 3, 2025	December 29, 2023
	(Unaudited)
Revenue	$5,582	$5,299
Net income attributable to Trinzic	$205	$37

Following the closing of the acquisition on August 30, 2024, the acquired LinQuest business contributed $181 million of revenue during fiscal 2024.
Note 6. Cash and Cash Equivalents
We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash balances held by our wholly owned subsidiaries as well as cash held by joint ventures that we consolidate. Joint venture and the Aspire contract cash balances are limited to specific contract activities and are not available for other contracts, new acquisitions and joint ventures, general cash needs, or distribution to us without approval of the Board of Directors of the respective entities. The cash and cash equivalents held in consolidated joint ventures and the Aspire contract are expected to be used for their respective contract costs and distributions of earnings.
For entities carved-out, positive and negative cash balances are presented within cash and cash equivalents on the combined balance sheets to the extent that a legal right of offset exists among those entities. For entities participating in a notional cash pooling arrangement, overdraft positions are presented on a combined basis as a liability to the bank. For all other entities, overdraft positions are presented on a standalone basis as a liability.
The components of our cash and cash equivalents balance are as follows:

	January 2, 2026
Dollars in millions	International(a)	Domestic(b)	Total
Cash and cash equivalents	$40	$103	$143
Cash and cash equivalents held in consolidated joint ventures and Aspire Defence subcontracting entities(c)	24	—	24
Total	$64	$103	$167

	January 3, 2025
Dollars in millions	International(a)	Domestic(b)	Total
Cash and cash equivalents	$23	$25	$48
Cash and cash equivalents held in consolidated joint ventures and Aspire Defence subcontracting entities(c)	95	—	95
Total	$118	$25	$143

(a)
Includes deposits held by non-U.S. entities with operating accounts that constitute offshore cash for tax purposes. The related tax effect associated with repatriating these foreign cash balances would not have a material impact on our projected effective tax rate.

(b)
Includes U.S. dollar and foreign currency deposits held in U.S. entities with operating accounts that constitute onshore cash for tax purposes but may reside either in the U.S. or in a foreign country. Includes cash and cash equivalents held by our wholly owned captive insurance company of $15 million and $12 million as of January 2, 2026 and January 3, 2025, respectively, which is not available to Trinzic to support its general operations.

(c)
Includes short-term investments held by Aspire Defence subcontracting entities for $11 million and $83 million as of January 2, 2026 and January 3, 2025, respectively. In fiscal 2025 a contractual repayment was made by the Aspire Defence subcontracting entities.

Note 7. Unapproved Change Orders and Claims Against Clients
The amounts of unapproved change orders and claims against clients included in determining the profit or loss on contracts that has been recorded to date are as follows:

Dollars in millions	Fiscal 2025	Fiscal 2024
Amounts included in contract estimates-at-completion at beginning of fiscal year	$104	$74
Net increase in contract estimates	67	57
Resolution of claim	—	(27)
Approved change orders	(146)	—
Amounts included in contract related estimates-at-completion at end of fiscal year	$25	$104
Amounts recognized over time based on progress	$13	$100

The balance as of January 2, 2026 and January 3, 2025 relates to estimated recoveries of claims associated with certain U.S. government contracts. In fiscal 2025, a resolution was reached regarding an outstanding unapproved change order for $128 million. In fiscal 2024, an outstanding legacy claim was resolved associated with a U.S. government contract resulting in a $26 million decrease recognized in revenue on our combined statements of operations.
Note 8. Property, Plant, and Equipment
The components of our property, plant, and equipment balance are as follows:

Dollars in millions	Estimated Useful Lives in Years	January 2, 2026	January 3, 2025
Buildings and property improvements	1-35	$84	$72
Equipment and other	1-25	268	248
Total		$352	$320
Less accumulated depreciation		(205)	(180)
Net property, plant, and equipment		$147	$140

Property, plant, and equipment includes approximately $4 million of equipment and other assets under finance lease obligations as of January 2, 2026 and January 3, 2025. Depreciation expense, including amortization expense for finance ROU assets, was $21 million, $22 million, and $19 million for the years ended January 2, 2026, January 3, 2025, and December 29, 2023, respectively.
Note 9. Goodwill and Intangible Assets
Goodwill
The changes in the carrying amount of goodwill for the years ended January 2, 2026 and January 3, 2025 were as follows:

Dollars in millions	Total
Balance as of December 29, 2023	$1,566
Goodwill acquired during the period (Note 5)	531
Foreign currency translation	(2)
Balance as of January 3, 2025	$2,095
Goodwill adjusted during the period (Note 5)	(10)
Foreign currency translation	4
Balance as of January 2, 2026	$2,089

Intangible Assets
Intangible assets are comprised of customer relationships, trade names, licensing agreements, and other. The cost and accumulated amortization of our intangible assets were as follows:

	January 2, 2026
Dollars in millions	Weighted Average Remaining Useful Lives	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
Trademarks/trade names	Indefinite	$48	$—	$48
Customer relationships	10	605	(185)	420
Contract backlog	15	294	(154)	140
Other	—	1	(1)	—
Total intangible assets		$948	$(340)	$608

	January 3, 2025
Dollars in millions	Weighted Average Remaining Useful Lives	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net
Trademarks/trade names	Indefinite	$48	$—	$48
Customer relationships	13	604	(148)	456
Contract backlog	15	278	(131)	147
Other	—	1	(1)	—
Total intangible assets		$931	$(280)	$651

Intangibles subject to amortization are impaired if the carrying value of the intangible is not recoverable and exceeds its fair value. Intangibles that are not subject to amortization are reviewed annually for impairment or more often if events or circumstances change that would create a triggering event. During the years ended January 2, 2026, January 3, 2025, and December 29, 2023, no impairments related to our intangible assets were recorded.
Our intangibles amortization expense is presented below:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Intangibles amortization expense	$52	$40	$33

Our expected intangibles amortization expense for the next five fiscal years is presented below:

Dollars in millions	Expected future intangibles amortization expense
Fiscal 2026	$46
Fiscal 2027	$46
Fiscal 2028	$46
Fiscal 2029	$46
Fiscal 2030	$46
Beyond Fiscal 2030	$330

Note 10. Equity Method Investments and Variable Interest Entities
We conduct some of our operations through joint ventures, which operate through partnerships, corporations and undivided interests, and other business forms and are principally accounted for using the equity method of accounting.
The following table presents a rollforward of our equity in and advances to unconsolidated affiliates:

Dollars in millions	January 2, 2026	January 3, 2025
Balance at beginning of fiscal year	$66	$69
Equity in earnings of unconsolidated affiliates	33	32
Distributions of earnings of unconsolidated affiliates	(23)	(27)
Payments from unconsolidated affiliates, net	(9)	(9)
Foreign currency translation adjustments	4	—
Other	(1)	1
Balance at end of fiscal year	$70	$66

Equity Method Investments
Summarized financial information
Summarized financial information for all jointly owned operations including VIEs that are accounted for using the equity method of accounting is as follows:
Balance Sheets

Dollars in millions	January 2, 2026	January 3, 2025
Current assets	$583	$492
Non-current assets	1,271	1,275
Total assets	$1,854	$1,767
Current liabilities	$254	$231
Non-current liabilities	1,563	1,506
Total liabilities	$1,817	$1,737

Statements of Operations

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Revenue	$860	$978	$857
Operating income	$65	$63	$89
Net income	$57	$60	$67

Unconsolidated Variable Interest Entities
For the VIEs in which we participate, our maximum exposure to loss consists of our equity investment in the VIE and any amounts owed to us for services we may have provided to the VIE, reduced by any unearned revenue on the project. Our maximum exposure to loss may also include our obligation to fund our proportionate share of any future losses incurred. Where our performance and financial obligations are joint and several to the client with our joint venture partners, we may be further exposed to losses above our ownership interest in the joint venture.

The following table summarizes the total assets and total liabilities recorded on our combined balance sheets related to our unconsolidated VIEs in which we have a significant variable interest but are not the primary beneficiary.

	January 2, 2026
Dollars in millions	Total Assets	Total Liabilities
Affinity joint venture (UK MFTS contract)	$7	$1
Aspire Defence Limited	$94	$9

	January 3, 2025
Dollars in millions	Total Assets	Total Liabilities
Affinity joint venture (UK MFTS contract)	$6	$1
Aspire Defence Limited	$84	$7

Affinity. Trinzic owns a 50% interest in Affinity. In addition, Trinzic owns a 50% interest in the two joint ventures, Affinity Capital Works and Affinity Flying Services, which provide procurement, operations, and management support services under subcontracts with Affinity. The remaining 50% interest in these entities is held by Elbit Systems. Trinzic has provided its proportionate share of certain limited financial and performance guarantees in support of the partners’ contractual obligations. The three contract-related entities are VIEs; however, Trinzic is not the primary beneficiary of any of these entities. We account for Trinzic’s interests in each entity using the equity method of accounting. The contract is funded through Trinzic and Elbit Systems provided equity, subordinated debt, and non-recourse third party commercial bank debt. Our maximum exposure to loss includes our equity investments in the contract entities as of January 2, 2026.
Aspire Defence contract. We indirectly own a 45% interest in Aspire Defence Limited, the contracting company that is the holder of the 35-year concession contract. The contract is funded through equity and subordinated debt provided by the contract sponsors and the issuance of publicly-held senior bonds which are nonrecourse to Trinzic and the other contract sponsors. The contracting company is a VIE; however, we are not the primary beneficiary of this entity. We account for our interest in Aspire Defence Limited using the equity method of accounting. Our maximum exposure to loss includes our equity investments in the contract entities and amounts payable to us for services provided to these entities less unearned revenue to be provided to these entities as of January 2, 2026.
Consolidated Variable Interest Entities
We consolidate VIEs if we determine we are the primary beneficiary of the contract entity because we control the activities that most significantly impact the economic performance of the entity. The following is a summary of the significant VIE where we are the primary beneficiary:

	January 2, 2026
Dollars in millions	Total Assets	Total Liabilities
Aspire Defence subcontracting entities (Aspire Defence contract)	$338	$149

	January 3, 2025
Dollars in millions	Total Assets	Total Liabilities
Aspire Defence subcontracting entities (Aspire Defence contract)	$372	$197

Aspire Defence contract (subcontracting entities). We assumed operational management of the Aspire Defence subcontracting entities in January 2018. These subcontracting entities exclusively provide the construction and the related support services under subcontract arrangements with Aspire Defence Limited. These entities are considered VIEs, and, because we are the primary beneficiary, they are consolidated for financial reporting purposes.
Note 11. Retirement Benefits
Defined Contribution Retirement Plans
The Company participates in the Parent’s elective defined contribution plans. The plans are for employees in the U.S. and retirement savings plans for employees in the UK, Canada, and other locations. The defined contribution plans provide retirement benefits in return for services rendered. These plans provide an individual account for each participant and have terms that specify how contributions to the participant’s account are to be determined rather than the amount of retirement benefits the participant is to receive. Contributions to these plans are based on pretax income discretionary amounts determined on an annual basis. Our expense for the defined contribution plans totaled $102 million in fiscal 2025, $81 million in fiscal 2024, and $74 million in fiscal 2023.
Defined Benefit Pension Plans
We have one frozen defined benefit pension plan in the U.S. and one frozen and one active plan in the UK. Substantially all of our defined benefit plans are funded pension plans, which define an amount of pension benefit to be provided, usually as a function of years of service or compensation.
We used January 2, 2026 as the measurement date for all plans in fiscal 2025 and January 3, 2025 as the measurement date for all plans in fiscal 2024. Plan assets, expenses, and obligations for our defined benefit pension plans are presented in the following tables.

	Overfunded		Underfunded
	United States	International	United States	International
Dollars in millions	Fiscal 2025
Change in projected benefit obligations:
Projected benefit obligations at beginning of period	$—	$1,111	$8	$—
Service cost	—	1	—	—
Interest cost	—	63	1	—
Foreign currency exchange rate changes	—	84	—	—
Actuarial gain(1)	—	(12)	—	—
Other	—	(1)	—	—
Benefits paid	—	(70)	(1)	—
Projected benefit obligations at end of period	$—	$1,176	$8	$—
Change in plan assets:
Fair value of plan assets at beginning of period	$—	$1,193	$8	$—
Actual return on plan assets	—	48	1	—
Employer contributions	—	1	—	—
Foreign currency exchange rate changes	—	91	—	—
Benefits paid	—	(70)	(1)	—
Other	—	(1)	—	—
Fair value of plan assets at end of period	$—	$1,262	$8	$—
Funded status	$—	$86	$—	$—

(1)	Actuarial gains primarily driven by inflation.

	Overfunded		Underfunded
	United States	International	United States	International
Dollars in millions	Fiscal 2024
Change in projected benefit obligations:
Projected benefit obligations at beginning of period	$—	$1,301	$8	$—
Service cost	—	1	—	—
Interest cost	—	61	—	—
Foreign currency exchange rate changes	—	(23)	—	—
Actuarial gain(1)	—	(162)	—	—
Other	—	—	1	—
Benefits paid	—	(67)	(1)	—
Projected benefit obligations at end of period	$—	$1,111	$8	$—

	Overfunded		Underfunded
	United States	International	United States	International
Dollars in millions	Fiscal 2024
Change in plan assets:
Fair value of plan assets at beginning of period	$—	$1,295	$7	$—
Actual return on plan assets	—	(72)	1	—
Employer contributions	—	61	1	—
Foreign currency exchange rate changes	—	(24)	—	—
Benefits paid	—	(67)	(1)	—
Fair value of plan assets at end of period	$—	$1,193	$8	$—
Funded status	$—	$82	$—	$—

(1)	Actuarial gains primarily driven by change in discount rates.
The Accumulated Benefit Obligation (“ABO”) is the present value of benefits earned to date. The ABO for our United States pension plans was $8 million as of January 2, 2026 and January 3, 2025. The ABO for our international pension plans was $1,176 million and $1,111 million as of January 2, 2026 and January 3, 2025, respectively.

	United States	International	United States	International
Dollars in millions	Fiscal 2025		Fiscal 2024
Amounts recognized on the combined balance sheets
Pension assets	$—	$86	$—	$82

Net periodic pension cost for our defined benefit plans included the following components:

	United States	International	United States	International	United States	International
Dollars in millions	Fiscal 2025		Fiscal 2024		Fiscal 2023
Components of net periodic pension benefit
Service cost	$—	$1	$—	$1	$—	$1
Interest cost	1	63	—	61	—	61
Expected return on plan assets	(1)	(112)	—	(113)	—	(103)
Prior service cost amortization	—	1	—	1	—	1
Recognized actuarial loss	—	4	—	3	—	—
Net periodic pension benefit	$—	$(43)	$—	$(47)	$—	$(40)

The amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost at January 2, 2026 and January 3, 2025, net of tax were as follows:

	United States	International	United States	International
Dollars in millions	Fiscal 2025		Fiscal 2024
Unrecognized actuarial loss (gain), net of tax benefit (expense) of $(1) and $238, $(1) and $226, respectively	$(1)	$675	$(1)	$641
Total in accumulated other comprehensive loss (income)	$(1)	$675	$(1)	$641

The weighted-average assumptions used to determine net periodic benefit cost were as follows:

	United States	International	United States	International	United States	International
	Fiscal 2025		Fiscal 2024		Fiscal 2023
Discount rate	5.47%	5.53%	4.99%	4.79%	5.32%	4.98%
Expected return on plan assets	6.20%	6.80%	6.20%	6.70%	6.20%	5.92%

The weighted-average assumptions used to determine benefit obligations at the measurement date were as follows:

	United States	International	United States	International
	Fiscal 2025		Fiscal 2024
Discount rate	5.11%	5.58%	5.47%	5.53%

Plan fiduciaries of our retirement plans set investment policies and strategies and oversee the investment direction, which includes selecting investment managers, commissioning asset-liability studies, and setting long-term strategic targets. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return and have diversified asset types, fund strategies, and fund managers. Targeted asset allocation ranges are guidelines, not limitations and occasionally plan fiduciaries will approve allocations above or below a target range.
The target asset allocation for our U.S. and International plans for fiscal 2026 is as follows:

	Fiscal 2026 Targeted
	United States	International
Equity funds and securities	42%	37%
Fixed income funds and securities	50%	46%
Real estate funds	8%	7%
Other	—%	10%
Total	100%	100%

The range of targeted asset allocations for our International plans for fiscal 2026 and fiscal 2025, by asset class, are as follows:

International Plans	Fiscal 2026 Targeted Percentage Range		Fiscal 2025 Targeted Percentage Range
	Minimum	Maximum	Minimum	Maximum
Equity funds and securities	29%	45%	36%	55%
Fixed income funds and securities	37%	55%	28%	42%
Real estate funds	6%	8%	6%	10%
Other	8%	12%	10%	15%

The range of targeted asset allocations for our U.S. plans for fiscal 2026 and fiscal 2025, by asset class, are as follows:

Domestic Plans	Fiscal 2026 Targeted Percentage Range		Fiscal 2025 Targeted Percentage Range
	Minimum	Maximum	Minimum	Maximum
Equity funds and securities	34%	50%	34%	50%
Fixed income funds and securities	40%	60%	40%	60%
Real estate funds	6%	10%	6%	10%

ASC Topic 820, Fair Value Measurement (“ASC 820”) addresses fair value measurements and disclosures, defines fair value, establishes a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. This standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. ASC 820 establishes a three-tier value hierarchy, categorizing the inputs used to measure fair value. The inputs and methodology used for valuing securities are not an indication of the risk associated with investing in those securities. See Note 18. “Fair Value of Financial Instruments and Risk Management” for a description of the primary valuation methodologies and classification used for assets measured at fair value.

A summary of total investments for Trinzic’s defined benefit pension plan assets measured at fair value is presented below.

	Fair Value Measurements at Reporting Date
Dollars in millions	Total	Level 1	Level 2	Level 3
Asset Category at January 2, 2026
United States plan assets
Investments measured at net asset value(a)	$8	$—	$—	$—
Total United States plan assets	$8	$—	$—	$—
International plan assets
Equities	$413	$—	$356	$57
Fixed income	606	—	606	—
Real estate	2	—	—	2
Cash and cash equivalents	99	99	—	—
Other	56	—	—	56
Investments measured at net asset value(a)	86	—	—	—
Total international plan assets	$1,262	$99	$962	$115
Total plan assets at January 2, 2026	$1,270	$99	$962	$115

	Fair Value Measurements at Reporting Date
Dollars in millions	Total	Level 1	Level 2	Level 3
Asset Category at January 3, 2025
United States plan assets
Investments measured at net asset value(a)	$8	$—	$—	$—
Total United States plan assets	$8	$—	$—	$—
International plan assets
Equities	$433	$—	$379	$54
Fixed income	564	—	564	—
Real estate	1	—	—	1
Cash and cash equivalents	39	39	—	—
Other	56	—	—	56
Investments measured at net asset value(a)	100	—	—	—
Total international plan assets	$1,193	$39	$943	$111
Total plan assets at January 3, 2025	$1,201	$39	$943	$111

(a)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the combined balance sheet.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

Dollars in millions	Total	Equities	Fixed Income	Real Estate	Other
International plan assets
Balance as of December 29, 2023	$114	$51	$—	$1	$62
Return on assets held at end of year	6	8	—	—	(2)
Purchases, sales, and settlements, net	(7)	(4)	—	—	(3)
Foreign exchange impact	(2)	(1)	—	—	(1)
Balance as of January 3, 2025	$111	$54	$—	$1	$56
Return on assets held at end of year	(6)	2	1	—	(9)
Return on assets sold during the year	—	(1)	(1)	—	2

Dollars in millions	Total	Equities	Fixed Income	Real Estate	Other
Purchases, sales, and settlements, net	1	(2)	—	—	3
Foreign exchange impact	9	4	—	1	4
Balance as of January 2, 2026	$115	$57	$—	$2	$56

Contributions. Funding requirements for each plan are determined based on the local laws of the country where such plans reside. In certain countries the funding requirements are mandatory while in other countries they are discretionary. In 2024, the Trustee of the UK defined benefit pension plan commenced the triennial actuarial valuation of the plan which was finalized during the year ended January 2, 2026. At this time, we do not anticipate contributing additional funding to this plan at least until the next triennial valuation occurs. We paid no employer pension contributions in fiscal 2025 and $61 million in fiscal 2024 for our UK defined benefit pension plan.
Benefit payments. The following table presents the expected benefit payments over the next 10 years as of fiscal 2025.

	Pension Benefits
Dollars in millions	United States	International
Fiscal 2026	$1	$73
Fiscal 2027	$1	$75
Fiscal 2028	$1	$77
Fiscal 2029	$—	$80
Fiscal 2030	$1	$80
Fiscals 2031-2035	$3	$416

Deferred Compensation Plans
The Company participates in the Parent’s Elective Deferral Plan. The plan is a nonqualified deferred compensation program that provides benefits payable to officers, certain key employees or their designated beneficiaries, and non-employee directors at specified future dates, upon retirement, or death. The elective deferral plan is unfunded except for $2 million of mutual funds designated for a portion of our employee deferral plan included in other assets on our combined balance sheets at January 2, 2026 and January 3, 2025, respectively. The mutual funds are measured at fair value using Level 1 inputs under ASC 820 and may be liquidated in the near term without restrictions. Our obligations under the Parent’s employee deferred compensation plan were $32 million and $34 million as of January 2, 2026 and January 3, 2025, respectively, and are included in employee compensation and benefits in our combined balance sheets.
Note 12. Debt and Other Credit Facilities
Our outstanding debt consisted of the following at the dates indicated:

Dollars in millions	January 2, 2026	January 3, 2025
Term A-3 Loan	$123	$118
Less: current portion	8	4
Total long-term debt, net of current portion	$115	$114

Term Loan
On November 18, 2021, the Company entered into the Term A-3 loan facility (“Term Loan”), which is denominated in British pound sterling. The maturity date of the Term Loan is February 2029. The Term Loan provides for quarterly principal payments of 0.625% of the aggregate principal amount, increasing to 1.25% starting with the quarter ending April 3, 2026. The details of the applicable margins and commitment fees under the Parent’s Senior Credit Facility are based on the Parent’s consolidated net leverage ratio as follows:

Parent’s Consolidated Leverage Ratio	Reference Rate(a)	Base Rate	Commitment Fee
Greater than or equal to 4.25 to 1.00	2.25%	1.25%	0.33%
Less than 4.25 to 1.00 but greater than or equal to 3.25 to 1.00	2.00%	1.00%	0.30%

Parent’s Consolidated Leverage Ratio	Reference Rate(a)	Base Rate	Commitment Fee
Less than 3.25 to 1.00 but greater than or equal to 2.25 to 1.00	1.75%	0.75%	0.28%
Less than 2.25 to 1.00 but greater than or equal to 1.25 to 1.00	1.50%	0.50%	0.25%
Less than 1.25 to 1.00	1.25%	0.25%	0.23%

(a)	The reference rate for the British pound sterling tranche of Term Loan is SONIA plus 12 bps Credit Spread Adjustment.
Our Term Loan is contained within the Parent’s Senior Credit Facility, which is subject to financial covenants. The Parent’s Senior Credit Facility contains financial covenants providing for a maximum consolidated net leverage ratio and a consolidated interest coverage ratio (as such terms are defined in the Parent’s Senior Credit Facility). The Parent’s consolidated net leverage ratio as of the last day of any fiscal quarter may not exceed 4.25 to 1 in 2023, reducing to 4.00 to 1 in 2024 and thereafter. The Parent’s consolidated interest coverage ratio may not be less than 3.00 to 1 as of the last day of any fiscal quarter. As of January 2, 2026, the Parent was in compliance with their financial covenants under the Senior Credit Facility.
Note 13. Income Taxes
The components of income (loss) from continuing operations before income taxes and noncontrolling interests were as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
United States	$193	$125	$(18)
Foreign:
United Kingdom	121	111	93
Australia	22	14	10
Middle East	10	19	19
Asia	1	2	1
Other	16	25	27
Subtotal	170	171	150
Total	$363	$296	$132

The total income taxes included in the statements of operations and in equity were as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Provision for income taxes	$(82)	$(70)	$(50)
Equity, pension, and post-retirement benefits	12	5	26
Total income taxes	$(70)	$(65)	$(24)

The components of the provision for income taxes for continuing operations were as follows:

Dollars in millions	Current	Deferred	Total
Year ended January 2, 2026
Federal	$(39)	$(3)	$(42)
Foreign	(18)	(12)	(30)
State and Other	(14)	4	(10)
Provision for income taxes	$(71)	$(11)	$(82)

Dollars in millions	Current	Deferred	Total
Year ended January 3, 2025
Federal	$(17)	$(12)	$(29)
Foreign	(30)	(3)	(33)
State and Other	(8)	—	(8)
Provision for income taxes	$(55)	$(15)	$(70)
Year ended December 29, 2023
Federal	$(26)	$—	$(26)
Foreign	(24)	10	(14)
State and Other	(9)	(1)	(10)
(Provision) benefit for income taxes	$(59)	$9	$(50)

The components of our total foreign income tax provision were as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
United Kingdom	$(24)	$(26)	$(13)
Australia	(6)	(4)	(3)
Middle East	(1)	—	—
Other	1	(3)	2
Foreign provision for income taxes	$(30)	$(33)	$(14)

The components of income taxes paid, net of refunds received, for the year ended January 2, 2026 was as follows:

Year ended
Dollars in millions	January 2, 2026
Federal	$(2)
Foreign
Germany	1
United Kingdom	5
Other	1
State
Alabama	2
Maryland	4
Other	2
Cash paid during the period for income taxes, net of refunds	$13

Our effective tax rate on income from continuing operations for the year ended January 2, 2026 differed from the statutory U.S. federal income tax rate of 21% as a result of the following:

	Year ended
	January 2, 2026
Dollars in millions	$	%
U.S. statutory federal rate	$76	21%
Domestic federal tax effects:
Tax credits	(2)	—%
Nontaxable or nondeductible items	4	1%
Effect of cross-border tax laws	6	2%
State and local income taxes, net of federal benefit(a)	8	2%

	Year ended
	January 2, 2026
Dollars in millions	$	%
Foreign tax effects:
United Kingdom
Statutory income tax rate differential	4	1%
Noncontrolling interests and equity earnings	(6)	(2)%
Other jurisdictions	(3)	(1)%
Worldwide changes in unrecognized tax benefits	(5)	(1)%
Effective tax rate on income from continuing operations	$82	23%

(a)	State taxes in California, Maryland, and Virginia made up the majority (greater than 50%) of the tax effect in this category.
For the years ended January 3, 2025 and December 29, 2023, prior to the adoption of ASU 2023-09, the effective tax rate on income from continuing operations differed from the statutory U.S. federal income tax rate of 21% as a result of the following:

	Year ended
	January 3, 2025	December 29, 2023
U.S. statutory federal rate, expected (benefit) provision	21%	21%
Tax impact from foreign operations	2%	3%
Noncontrolling interests and equity earnings	(2)%	(4)%
State and local income taxes, net of federal benefit	2%	6%
Other permanent differences, net	1%	—%
Contingent liability accrual	—%	(2)%
Non-Deductible portion associated with legal settlement of legacy matter	—%	14%
Effective tax rate on income from continuing operations	24%	38%

The primary components of our deferred tax assets and liabilities were as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025
Deferred tax assets:
Employee compensation and benefits	$44	$41
Loss carryforwards	4	4
Insurance accruals	4	3
Lease obligation and accrued liabilities	40	40
Contract liabilities	11	13
Capitalized research expenditures	46	35
Other	20	20
Total gross deferred tax assets	169	156
Valuation allowances	—	(10)
Net deferred tax assets	169	146
Deferred tax liabilities:
Right-of-use assets	(33)	(31)
Intangible amortization	(108)	(112)
Indefinite-lived intangible amortization	(96)	(88)
Other	(26)	(21)
Total gross deferred tax liabilities	(263)	(252)
Deferred income tax liabilities, net	$(94)	$(106)

We did not have a valuation allowance for deferred tax assets at January 2, 2026. The valuation allowance for deferred tax assets was $10 million at January 3, 2025. The net change in the total valuation allowance was a decrease of $10 million in fiscal 2025. The change in fiscal 2025 was primarily driven by the reassessment of a tax benefit previously valued in the preliminary purchase price allocation associated with the LinQuest acquisition in fiscal 2024.
The net deferred tax balance by major jurisdiction after valuation allowance as of January 2, 2026 was as follows:

Dollars in millions	Net Gross Deferred Asset (Liability)	Valuation Allowance	Deferred Asset (Liability), net
United States	$(45)	$—	$(45)
United Kingdom	(54)	—	(54)
Australia	2	—	2
Other	3	—	3
Total	$(94)	$—	$(94)

At January 2, 2026, the amount of gross tax attributes available prior to the offset with related uncertain tax positions were as follows:

Dollars in millions	January 2, 2026	Expiration
Foreign net operating loss carryforwards	$5	2025-2045
State net operating loss carryforwards	$3	Various
Tax credit carryforwards	$4	Various

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

Dollars in millions	Fiscal 2025	Fiscal 2024	Fiscal 2023
Balance at beginning of fiscal year	$16	$1	$3
Increases related to current year tax positions	1	—	—
Increases related to tax positions from acquisitions	—	16	—
Increases related to prior year tax positions	1	—	—
Lapse of statute of limitations	(5)	(1)	(2)
Balance at end of fiscal year	$13	$16	$1

KBR is the parent of a group of domestic companies that are members of a U.S. consolidated federal income tax return. Trinzic also files income tax returns in various states and foreign jurisdictions. With few exceptions, we are no longer subject to examination by tax authorities for U.S. federal or state and local income tax for years before 2007.
Note 14. Commitments and Contingencies
We are a party to litigation and other proceedings that arise in the ordinary course of our business. These types of matters could result in fines, penalties, cost reimbursements or contributions, compensatory or treble damages, or non-monetary sanctions or relief. We believe the probability is remote that the outcome of any individual matter, including the matters described below, will have a material adverse effect on the corporation as a whole, notwithstanding that the unfavorable resolution of any matter may have a material effect on our net earnings and cash flows in any particular reporting period. Among the factors that we consider in this assessment are the nature of existing legal proceedings and claims, the asserted or possible damages or loss contingency (if estimable), the progress of the case, existing law and precedent, the opinions or views of legal counsel and other advisers, our experience in similar cases and the experience of other companies, the facts available to us at the time of assessment, and how we intend to respond to the proceeding or claim. Our assessment of these factors may change over time as individual proceedings or claims progress.
Although we cannot predict the outcome of legal or other proceedings with certainty, when it is probable that a loss will be incurred and the amount is reasonably estimable, U.S. GAAP requires us to accrue an estimate of the probable loss or range of loss. In the event a loss is probable, but the probable loss is not reasonably estimable, we are required to make a statement that such an estimate cannot be made. We follow a thorough process in which we seek to estimate the reasonably possible loss or range of loss, and only if we are unable to make such an estimate do we conclude and disclose that an estimate cannot be made. Accordingly, unless otherwise indicated below in our discussion, a reasonably possible loss or range of loss associated with any individual contingency cannot be estimated. See further discussion of material legal proceedings and ongoing litigation in Note 15. “U.S. Government Matters” below.
Employee Benefit Insurance Programs
We participate in the Parent’s employee-related health care benefits program that is self-funded. Our workers’ compensation, automobile, and general liability insurance programs include a deductible applicable to each claim. Claims in excess of our deductible are paid by the insurer. The liabilities are based on claims filed and estimates of claims incurred but not reported. As of January 2, 2026, liabilities for anticipated claim payments and incurred but not reported claims for all insurance programs totaled approximately $32 million, comprised of $16 million included in accrued salaries, wages, and benefits, $1 million included in other current liabilities and $15 million included in other liabilities on our combined balance sheet. As of January 3, 2025, liabilities for anticipated claim payments and incurred but not reported claims for all insurance programs totaled approximately $16 million, comprised of $12 million included in accrued salaries, wages, and benefits and $4 million included in other liabilities on our combined balance sheet.
Note 15. U.S. Government Matters
We provide services to various U.S. governmental agencies, including the U.S. DoW, NASA, and the Department of State. The negotiation, administration, and settlement of our contracts are subject to audit by the DCAA. The DCAA serves in an advisory role to the DCMA, which is responsible for the administration of the majority of our contracts. The scope of these audits includes, among other things, the validity of direct and indirect incurred costs, provisional approval of annual billing rates, approval of annual overhead rates, compliance with the FAR and CAS, compliance with certain unique contract clauses, and audits of certain aspects of our internal control systems. Based on the information received to date, we do not believe any completed or ongoing government audits will have a material adverse impact on our results of operations, financial position, or cash flows. The U.S. government also retains the right to pursue various remedies under any of these contracts which could result in challenges to expenditures, suspension of payments, fines, and suspensions or debarment from future business with the U.S. government.
We accrued for probable and reasonably estimable unallowable costs associated with open government matters in the amounts of $37 million and $41 million as of January 2, 2026 and January 3, 2025, respectively, which are recorded in other liabilities on our combined balance sheet.
Legacy U.S. Government Matters
Between 2002 and 2011, we provided significant support to the U.S. Army and other U.S. government agencies in support of the war in Iraq under the LogCAP III contract. We have been closing out the LogCAP III contract since 2011, and we expect the contract closeout process to continue for at least another year. As a result of our work under LogCAP III, there are claims and disputes pending between us and the U.S. government that need to be resolved in order to close the contract. The contract closeout process includes administratively closing the individual task orders issued under the contract. We continue to work with the U.S. government to resolve the issues to close the remaining task orders, which includes ongoing litigation of third-party vendor disputes. We also have matters related to ongoing litigation or investigations involving U.S. government contracts. We anticipate billing additional labor, vendor resolution and litigation costs as we resolve the open matters in the future.
First Kuwaiti Trading Company arbitration. In April 2008, FKTC, one of our LogCAP III subcontractors providing housing containers, filed for arbitration with the American Arbitration Association for several claims under various LogCAP III subcontracts. After a series of arbitration proceedings and related litigation between Trinzic and the U.S. government, the panel heard the final claims and we received an award on July 27, 2022. FKTC filed a motion for correction of the award asking the tribunal to change its findings. The tribunal denied FKTC’s motion in an order issued on October 20, 2022. On January 5, 2023, FKTC filed a motion to vacate the arbitral award in the Eastern District of Virginia Federal District Court. Trinzic filed its response on February 2, 2023. On March 22, 2023, both parties presented oral arguments. On May 12, 2023, the District Court issued its order denying FKTC’s motion to vacate the arbitration award and confirming the award. On June 12, 2023, the parties submitted their briefs in support of their calculations of the final award amount. Trinzic sought to confirm the net award of $16 million in Trinzic’s favor plus post-judgment interest. FKTC sought to offset amounts awarded to Trinzic with amounts FKTC claimed it was owed based on unpaid principal and post award interest on the awards issued in its favor in the prior arbitration proceedings, totaling $70 million. Trinzic disagreed with FKTC’s interest claim and calculation. On September 22, 2023, the Court issued a decision finding the net amount due in favor of Trinzic from FKTC is $8 million. FKTC has appealed this ruling. In June 2025, the appellate court affirmed the judgement in Trinzic favor and then, in July 2025, denied FKTC’s petition for a rehearing en banc. The deadline for FKTC to file a writ to the Supreme Court was October 13, 2025, which passed without any additional filing by FKTC. In addition, in March 2022, FKTC filed a civil action in Kuwait civil court against Trinzic seeking $100 million in damages. This action is duplicative of the claims decided in arbitration. In September 2022, we filed a motion to dismiss this action for lack of jurisdiction due to the arbitration agreement between Trinzic and FKTC. On December 7, 2023, the Kuwait Court of Cassation issued a ruling ordering Trinzic to pay an immaterial provisional damage award and requiring FKTC to refile its case in the Court of First Instance for adjudication. FKTC refiled its case and, in November 2024, served Trinzic. We filed responsive pleadings, motions to dismiss, and defenses with the Court in December 2025. In March 2026, the lower Court issued a judgment in FKTC’s favor in the amount of $41 million, without regard to Trinzic’s defenses of lack of jurisdiction and other defenses. Trinzic will file its appeal on or before April 2, 2026. Based on our assessment of existing law and precedent, the opinions or views of legal counsel, and the facts available to us, no amounts were accrued as of January 2, 2026.
Howard qui tam. In March 2011, Geoffrey Howard and Zella Hemphill filed a complaint in the U.S. District Court for the Central District of Illinois alleging that Trinzic mischarged the government $628 million for unnecessary materials and equipment in violation of the FCA. In October 2014, the DOJ declined to intervene and the case was partially unsealed. Trinzic and the relators filed various motions, including a motion to dismiss by Trinzic, which was denied. Fact discovery and expert reports were completed. We also filed a motion for summary judgment and motions to exclude relators’ experts. At the request of the parties, the court ordered a 90-day stay of the proceedings on December 28, 2022, which was later extended several times. Although we believe the allegations of fraud by the relators are without merit, we participated in mediation and discussions with the relators while continuing to prepare for trial. Any proposed framework for resolving the litigation required agreements on damages and attorneys’ fees, as well as necessary determinations by the Department of the Army and approval by the DOJ. On June 30, 2023, Trinzic executed a settlement agreement with the relators and the Department of Justice. Under the terms of the settlement, Trinzic denies any liability or wrongful conduct. Pursuant to the settlement, Trinzic paid $109 million, of which $57 million comprised restitution damages, and $35 million to the relators as attorney’s fees. Payment of the settlement was made on July 10, 2023, and Trinzic recorded the associated charge of $144 million during the year ended December 29, 2023.
Note 16. Leases
We enter into lease arrangements primarily for real estate, project equipment, transportation, and information technology assets in the normal course of our business operations. Real estate leases accounted for approximately 98% of our lease obligations at January 2, 2026. An arrangement is determined to be a lease at inception if it conveys the right to control the use of identified property and equipment for a period of time in exchange for consideration. We have elected not to recognize an ROU asset and lease liability for leases with an initial term of 12 months or less. Many of our equipment leases, primarily associated with the performance of contracts for U.S. government customers, include one or more renewal option periods, with renewal terms that can extend the lease term in one year increments. The exercise of these lease renewal options is at our sole discretion and is generally dependent on the period of contract performance, or extension thereof, determined by our customers. When it is reasonably certain that we will exercise the option, we include the impact of the option in the lease term to determine total future lease payments. Because most of our lease agreements do not explicitly state the discount rate, we use our incremental borrowing rate on the commencement date to calculate the present value of future lease payments.
Certain leases include payments that are based solely on an index or rate. These variable lease payments are included in the calculation of the ROU asset and lease liability. Other variable lease payments, such as usage-based amounts, are excluded from the ROU asset and lease liability, and are expensed as incurred. In addition to the present value of the future lease payments, the calculation of the ROU asset also includes any deferred rent, lease pre-payments, and initial direct costs of obtaining the lease, such as commissions.
In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. We exclude these non-lease components in calculating the ROU asset and lease liability for real estate leases and expense them as incurred. For all other types of leases, non-lease components are included in calculating our ROU assets and lease liabilities.
The operating ROU asset and noncurrent operating lease liabilities are disclosed on our combined balance sheets. The current operating lease liabilities are included in other current liabilities on our combined balance sheets. The finance ROU asset is included in property, plant, and equipment and the current and noncurrent finance lease liabilities are included in other current liabilities and other liabilities, respectively, on our combined balance sheets.

The components of our operating lease costs for the years ended January 2, 2026, January 3, 2025, and December 29, 2023 were as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Operating lease cost	$40	$35	$25
Short-term lease cost	140	244	209
Total lease cost	$180	$279	$234

Operating lease cost includes operating lease ROU asset amortization of $30 million, $27 million, and $23 million for the years ended January 2, 2026, January 3, 2025, and December 29, 2023, respectively, and other noncash operating lease costs related to the accretion of operating lease liabilities and straight-line lease accounting of $10 million, $8 million, and $2 million for the years ended January 2, 2026, January 3, 2025, and December 29, 2023, respectively.
Total short-term lease commitments as of January 2, 2026 were approximately $217 million. Additional information related to leases was as follows:

Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$43	$34	$29
Financing cash flows from finance leases	$1	$1	$1
Right-of-use assets obtained in exchange for new operating lease liabilities	$13	$81	$29
Right-of-use assets obtained in exchange for new finance lease liabilities	$—	$1	$—
Weighted-average remaining lease term - operating (in years)	7 years	7 years	5 years
Weighted-average remaining lease term - finance (in years)	1 year	2 years	2 years
Weighted-average discount rate - operating leases	2.8%	5.8%	5.2%
Weighted-average discount rate - finance leases	5.8%	4.5%	3.4%

The following is a maturity analysis of the future undiscounted cash flows associated with our operating lease liabilities as of January 2, 2026. We did not have future undiscounted cash flows associated with our finance lease liabilities as of January 2, 2026.

Dollars in millions	Operating Leases
Fiscal 2026	$37
Fiscal 2027	33
Fiscal 2028	29
Fiscal 2029	27
Fiscal 2030	23
Thereafter	66
Total future payments	215
Less imputed interest	(39)
Present value of future lease payments	176
Less current portion of lease obligations	(29)
Noncurrent portion of lease obligations	$147

Note 17. Accumulated Other Comprehensive Loss
Changes in AOCL, net of tax, by component

Dollars in millions	Accumulated foreign currency translation adjustments	Accumulated pension liability adjustments	Changes in fair value of derivatives	Total
Balance at December 29, 2023	$(183)	$(626)	$—	$(809)
Other comprehensive income (loss) adjustments before reclassification	(30)	(17)	2	(45)
Amounts reclassified from (to) AOCL	—	3	(1)	2
Net other comprehensive income (loss)	(30)	(14)	1	(43)
Balance at January 3, 2025	$(213)	$(640)	$1	$(852)
Other comprehensive income (loss) adjustments before reclassification	92	(38)	(1)	53
Amounts reclassified from AOCL	—	4	—	4
Net other comprehensive income (loss)	92	(34)	(1)	57
Balance at January 2, 2026	$(121)	$(674)	$—	$(795)

Reclassifications in to (out of) AOCL, net of tax, by component

Dollars in millions	January 2, 2026	January 3, 2025	Affected line item on the Combined Statements of Operations
Accumulated pension liability adjustments
Prior service cost amortization	$(1)	$(1)	See (a) below
Recognized actuarial loss	(4)	(3)	See (a) below
Tax benefit	1	1	Provision for income taxes
Net pension and post-retirement benefits	$(4)	$(3)	Net of tax

Changes in fair value for derivatives
Interest rate swap settlements	$1	$2	Interest Expense
Tax benefit	(1)	(1)	Provision for income taxes
Net changes in fair value of derivatives	$—	$1	Net of tax

(a)	This item is included in the computation of net periodic pension cost. See Note 11. “Retirement Benefits” to our combined financial statements for further discussion.
Note 18. Fair Value of Financial Instruments and Risk Management
Fair value measurements. The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We utilize a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The carrying amount of cash and cash equivalents, accounts receivable and accounts payable, as reflected in the combined balance sheet, approximates fair value due to the short-term maturities of these financial instruments. The carrying values and estimated fair values of our financial instruments that are not required to be recorded at fair value in our combined balance sheets are provided in the following table.

		January 2, 2026		January 3, 2025
Dollars in millions		Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities (including current maturities):
Term Loan A-3	Level 2	$123	$123	$118	$118

The carrying value of the debt instrument listed above excludes debt issuance costs. See Note 12. “Debt and Other Credit Facilities” for further discussion of our Term Loan.
The following disclosures for foreign currency risk and interest rate risk includes the fair value hierarchy levels for our assets and liabilities that are measured at fair value on a recurring basis.
Foreign currency risk. We conduct business globally in numerous currencies and are therefore exposed to foreign currency fluctuations. We may use derivative instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. We do not use derivative instruments for speculative trading purposes. We generally utilize foreign currency exchange forwards and option contracts to hedge exposures associated with forecasted future cash flows and to hedge exposures present on our balance sheet.
Interest rate risk. We use interest rate swaps to reduce interest rate risk and to manage net interest expense by converting a portion of our variable rate debt into fixed-rate debt. During fiscal 2023, we entered into an interest rate swap agreement to term SONIA.
Our portfolio of interest rate swaps consists of the following:

Dollars in millions	Notional Amount at January 2, 2026	Pay Fixed Rate (Weighted Average)	Receive Variable Rate	Settlement and Termination
March 2023 Amortizing Interest Rate Swaps	£104	3.81%	Term SONIA	Monthly through November 2026

Our interest rate swap is reported at fair value using Level 2 inputs. The fair value of the interest rate swap is included in other current assets on our combined balance sheet. The unrealized net gains on this interest rate swap are included in AOCL on our combined balance sheet.
Sales of Receivables. From time to time, we sell certain receivables to unrelated third-party financial institutions under various accounts receivable monetization programs. One such program is with MUFG Bank, Ltd. (“MUFG”) under a Master Accounts Receivable Purchase Agreement (the “RPA”), which provides the sale to MUFG of certain of our designated eligible receivables, with a significant portion of such receivables being owed by the U.S. government. During fiscal 2025, we derecognized $2,143 million of accounts receivables from the balance sheet under these agreements, of which certain receivables totaling $2,094 million were sold under the MUFG RPA. The fair value of the sold receivables approximated their book value due to their short-term nature. The fees incurred are presented in other non-operating income (expense) on the combined statements of operations.
Activity for third-party financial institutions consisted of the following:

Dollars in millions	January 2, 2026	January 3, 2025
Beginning balance	$106	$135
Sale of receivables	2,143	3,117
Settlement of receivables	(2,184)	(3,127)
Cash collected, not yet remitted	—	(19)
Outstanding balances sold to financial institutions	$65	$106

Note 19. Related Party Transactions
The Company has historically operated as part of the Parent and not as a separate, publicly traded company. Accordingly, the Parent has allocated certain shared costs to the Company that are reflected as expenses in these combined financial statements. Management considers the allocation methodologies used by the Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future.
Allocation of corporate expenses
The combined statements of operations includes expense allocations for certain corporate, infrastructure, and shared services expenses provided by the Parent on a centralized basis, including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, payroll cost, average total assets or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, these expense allocations may not be indicative of the actual expenses that would have been incurred had the Company been a standalone company during the periods presented, and they may not reflect what the Company’s results of operations may be in the future.
All such amounts have been incurred and settled by the Company in the period in which the costs were recorded and are included within net parent investment on the combined balance sheet.
For years ended January 2, 2026, January 3, 2025, and December 29, 2023, the Company incurred $85 million, $92 million, and $94 million, respectively, of selling, general, and administrative expenses allocated from the Parent. These allocations primarily relate to management costs and corporate support services provided by the Parent, including functions such as finance, legal, human resources, and information technology.
Revenue and other transactions entered into in the ordinary course of business
There were no material sales to or from the Parent for any of the periods presented on the combined statements of operations.
Due to and Due from related parties
As part of the carve-out, a transaction with the Parent and related entity is reflected in the accompanying combined financial statements. As of January 2, 2026 and January 3, 2025, a liability of $7 million was recorded as payable to the Parent for insurance premiums funded on behalf of the Company. There was no related activity or plan in 2023. This is reflected on our combined balance sheets within other current liabilities. These Parent-funded insurance premiums will be amortized over time as the related coverage periods are recognized.
Cash management
Historically, a majority of the Company’s subsidiaries participate in the Parent’s centralized cash management and financing function. While the Company maintains bank accounts in the name of its respective legal entities in order to conduct day-to-day business, cash is managed centrally as part of the overall treasury function and the Parent oversees a notional cash pooling program. As part of the pooling agreement, the participating subsidiaries combine their cash balances in pooling accounts at the financial institution with the ability to offset bank overdrafts of one participant against the positive cash account balances held by another participant. Under the terms of the notional pooling agreement, the financial institution has the right, ability, and intent to offset a positive balance in one account against an overdrawn amount in another account. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. As such, the net cash balance related to this pooling arrangement is included in cash and cash equivalents on the combined balance sheet. This mechanism optimizes cash management and is used to ensure all of the Parent’s businesses have the working capital needed to run their day-to-day activities.
Depending on the Company’s contributions and withdrawals to and from the cash pool, we can either be in a net lending or borrowing position. No maturity dates nor payment schedules are outlined in the agreements governing the cash pooling program and there is no periodic cash settlement as part of the cash pooling program. See Note 6. “Cash and Cash Equivalents” for more information on pooling arrangements.

Certain legal entities participating in the Parent’s centralized cash pooling arrangements recognized interest income and interest expense resulting from the Parent’s management of consolidated cash resources. These amounts reflect financing decisions made at the Parent level to support overall liquidity needs and do not represent financing activities of the Company. As such, interest income and interest expense is not attributable to the Company’s operations and, accordingly, are excluded from the combined financial statements.
The impact of transactions with the Parent is reflected in net parent investment within the combined balance sheets and as transfers from (to) parent within financing activities in the combined statements of cash flows. Following the spin-off, the Company will no longer participate in KBR’s notional cash pooling arrangement and will establish independent treasury operations.
Shared-based compensation
Our employees participate in the Parent’s share-based compensation plans, the costs of which have been allocated and recorded in cost of revenue and selling, general, and administrative expenses in the combined statements of operations. Share-based compensation costs related to our employees were $13 million for each of the years ended January 2, 2026, January 3, 2025, and December 29, 2023.
Transfers from (to) Parent
As discussed in Note 1. “Organization and Basis of Presentation”, net parent investment is primarily impacted by contributions from the Parent which are the result of treasury activity and net funding provided by or distributed to the Parent. The components of net parent investment are:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Transfer from (to) Parent as reflected in the Combined Statements of Equity	$(365)	$602	$5
Settlement of VIE debt recognized to net parent investment	—	1	—
Cumulative translation adjustments recognized to net parent investment	29	(16)	2
Stock compensation expense recognized to net parent investment	(13)	(13)	(13)
Transfer from (to) Parent as reflected in the Combined Statements of Cash Flows	$(349)	$574	$(6)

Transactions with unconsolidated joint ventures
We often provide subcontractor services to our unconsolidated joint ventures, and our revenue include amounts related to these services. For the years ended January 2, 2026, January 3, 2025, and December 29, 2023, our revenue included $439 million, $418 million, and $344 million, respectively, related to the services we provided primarily to the Aspire Defence joint venture.
Amounts included in our combined balance sheets related to services we provided to our unconsolidated joint ventures as of January 2, 2026 and January 3, 2025 were as follows:

Dollars in millions	January 2, 2026	January 3, 2025
Accounts receivable, net of allowance for credit losses	$48	$40
Contract liabilities	$21	$64

Letters of credit, surety bonds, and guarantees
In connection with certain contracts, we are required to provide letters of credit to our customers in the ordinary course of business as credit support for contractual performance guarantees, advanced payments received from customers and future funding commitments. In fiscal 2025, the Parent issued $7 million in letters of credit on behalf of the Company. These letters of credit represent off-balance sheet commitments and do not impact the Company’s combined balance sheets or combined statements of operations.
We may also guarantee that a contract, once completed, will achieve specified performance standards. If the contract subsequently fails to meet guaranteed performance standards, we may incur additional costs, pay liquidated damages or be held responsible for the costs incurred by the client to achieve the required performance standards. The potential amount of future payments that we could be required to make under an outstanding performance arrangement is typically the remaining estimated cost of work to be performed by or on behalf of third parties. Amounts that may be required to be paid in excess of the estimated costs to complete contracts in progress are not estimable. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For fixed-price contracts, the performance guarantee amount is the cost to complete the contracted work, less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete the contract. If costs exceed the remaining amounts payable under the contract, we may have recourse to third parties, such as owners, subcontractors, or vendors for claims.
In our joint venture arrangements, the liability of each partner is usually joint and several. This means that each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. We are unable to estimate the maximum potential amount of future payments that we could be required to make under outstanding performance guarantees related to joint venture contracts due to a number of factors, including but not limited to the nature and extent of any contractual defaults by our joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the contracts and the terms of the related contracts.
Note 20. Discontinued Operations
HomeSafe, a joint venture with Tier One Relocation, informed us on June 18, 2025, that U.S. Transportation Command unexpectedly terminated HomeSafe’s role in the Global Household Goods Contract. Trinzic owns a 72% interest in HomeSafe. The HomeSafe joint venture is a VIE that is consolidated for financial reporting purposes.
As of January 2, 2026 all of HomeSafe’s operations, including run-off operations, have ceased. We disposed of HomeSafe in the second quarter of fiscal 2025 and determined that this disposal met the requirements to be reported as discontinued operations under ASC Subtopic 205-20, Discontinued Operations. Although the disposal occurred in 2025, we have included it in the Form 10, as the discontinued operations treatment was applied retrospectively and affects both fiscal years 2023 and 2024.
We classified the disposal of HomeSafe as discontinued operations because it represents a strategic shift that significantly impacted our long-term operations plan. As such, the results of HomeSafe are presented as discontinued operations in the accompanying combined statements of operations, combined balance sheets and combined statements of cash flows for all periods presented.
Financial Information of Discontinued Operations
The key components of net income (loss) attributable to Trinzic from discontinued operations for the years ended January 2, 2026, January 3, 2025, and December 29, 2023 were as follows:

	Year ended
Dollars in millions	January 2, 2026	January 3, 2025	December 29, 2023
Revenue	$67	$32	$—
Cost of revenue	(83)	(28)	—
Selling, general, and administrative expenses	(30)	(1)	(1)
Loss on disposal(a)	(22)	—	—
Operating income (loss)	(68)	3	(1)
Income (loss) from discontinued operations before income taxes	(68)	3	(1)
Provision for income taxes	13	(1)	—
Net income (loss) from discontinued operations, net of tax	(55)	2	(1)
Less: Net income (loss) attributable to noncontrolling interests included in discontinued operations	(19)	1	—
Net income (loss) attributable to Trinzic from discontinued operations	$(36)	$1	$(1)

(a)
Includes $64 million of asset impairments related to property, plant, and equipment and write-offs of $30 million in other assets, offset by elimination of $72 million in other liabilities during the year ended January 2, 2026.

The following table summarizes the major classes of assets and liabilities of discontinued operations that were included in the Company’s combined balance sheets as of January 2, 2026 and January 3, 2025:

Dollars in millions	January 2, 2026	January 3, 2025
Assets
Cash and cash equivalents	$5	$8
Accounts receivable, net of allowance for credit losses	1	5
Contract assets	—	2
Other current assets	13	6
Total current assets of discontinued operations	$19	$21
Property, plant, and equipment, net of accumulated depreciation	$—	$52
Other assets	—	26
Total non-current assets of discontinued operations	$—	$78
Liabilities
Accounts payable	$8	$5
Contract liabilities	2	8
Accrued salaries, wages, and benefits	1	2
Other current liabilities	8	—
Total current liabilities of discontinued operations	$19	$15
Other liabilities	$—	$69
Total non-current liabilities of discontinued operations	$—	$69

TRINZIC

UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JULY 3, 2026 AND JULY 4, 2025

Trinzic
Condensed Combined Statements of Operations
(Unaudited)
(In millions)

	Three months ended		Six months ended
	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
Revenue	$1,308	$1,336	$2,604	$2,717
Cost of revenue	(1,117)	(1,163)	(2,239)	(2,369)
Equity in earnings of unconsolidated affiliates	11	8	21	15
Selling, general, and administrative expenses	(86)	(89)	(173)	(178)
Lease right-of-use asset impairment	(13)	—	(13)	—
Other operating income (expense)	(1)	1	(3)	1
Operating income	102	93	197	186
Interest expense	(3)	(4)	(5)	(8)
Other non-operating income (expense)	—	(3)	—	1
Income from continuing operations before income taxes	99	86	192	179
Provision for income taxes	(22)	(20)	(45)	(39)
Net income from continuing operations	77	66	147	140
Net income (loss) from discontinued operations, net of tax	2	(48)	—	(54)
Net income	79	18	147	86
Less: Net income (loss) attributable to noncontrolling interests included in discontinued operations	1	(16)	—	(18)
Net income attributable to Trinzic	$78	$34	$147	$104

See accompanying notes to condensed combined financial statements.

Trinzic
Condensed Combined Statements of Comprehensive Income
(Unaudited)
(In millions)

	Three months ended		Six months ended
	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
Net income	$79	$18	$147	$86
Other comprehensive income (loss):
Foreign currency translation adjustments	(3)	69	(19)	108
Pension and post-retirement benefits	5	2	9	3
Changes in fair value of derivatives	—	—	—	(1)
Other comprehensive income (loss)	2	71	(10)	110
Income tax (expense) benefit:
Pension and post-retirement benefits	(1)	(1)	(2)	(1)
Income tax expense	(1)	(1)	(2)	(1)
Other comprehensive income (loss), net of tax	1	70	(12)	109
Comprehensive income	80	88	135	195
Less: Comprehensive income (loss) attributable to noncontrolling interests from discontinued operations	1	(16)	—	(18)
Comprehensive income attributable to Trinzic	$79	$104	$135	$213

See accompanying notes to condensed combined financial statements.

Trinzic
Condensed Combined Balance Sheets
(In millions)

	July 3, 2026	January 2, 2026
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$147	$167
Accounts receivable, net of allowance for credit losses of $0 and $0, respectively	605	645
Contract assets	88	56
Other current assets	46	62
Current assets of discontinued operations	15	19
Total current assets	901	949
Pension assets	110	86
Property, plant, and equipment, net of accumulated depreciation of $214 and $205, respectively (including net PPE of $4 and $4 owned by a variable interest entity, respectively)	145	147
Operating lease right-of-use assets	138	140
Goodwill	2,089	2,089
Intangible assets, net of accumulated amortization of $361 and $340, respectively	583	608
Equity in and advances to unconsolidated affiliates	71	70
Deferred income taxes	5	5
Other assets	26	20
Total assets	$4,068	$4,114
Liabilities and Equity
Current liabilities:
Accounts payable	$382	$382
Contract liabilities	87	102
Accrued salaries, wages, and benefits	205	207
Current maturities of long-term debt	8	8
Other current liabilities	86	76
Current liabilities of discontinued operations	16	19
Total current liabilities	784	794
Employee compensation and benefits	38	41
Deferred income taxes	106	99
Long-term debt	108	115
Operating lease liabilities	150	147
Other liabilities	104	115
Total liabilities	1,290	1,311
Commitments and Contingencies (Notes 5, 10, and 11)
Trinzic equity:
Net parent investment	3,589	3,601
AOCL	(807)	(795)
Total Trinzic equity	2,782	2,806
Noncontrolling interests	(4)	(3)
Total equity	2,778	2,803
Total liabilities and equity	$4,068	$4,114

See accompanying notes to condensed combined financial statements.

Trinzic
Condensed Combined Statements of Equity
(Unaudited)
(In millions)

Dollars in millions	Total	Net Parent Investment	AOCL	Noncontrolling Interest
Balance at April 3, 2026	$2,745	$3,557	$(808)	$(4)
Transfers to parent, net	(46)	(46)	—	—
Net income	79	78	—	1
Other	(1)	—	—	(1)
Other comprehensive income, net of tax	1	—	1	—
Balance at July 3, 2026	$2,778	$3,589	$(807)	$(4)

Dollars in millions	Total	Net Parent Investment	AOCL	Noncontrolling Interest
Balance at January 2, 2026	$2,803	$3,601	$(795)	$(3)
Transfers to parent, net	(159)	(159)	—	—
Net income	147	147	—	—
Other	(1)	—	—	(1)
Other comprehensive loss, net of tax	(12)	—	(12)	—
Balance at July 3, 2026	$2,778	$3,589	$(807)	$(4)

Dollars in millions	Total	Net Parent Investment	AOCL	Noncontrolling Interest
Balance at April 4, 2025	$2,957	$3,768	$(813)	$2
Investments by noncontrolling interests	8	—	—	8
Transfers to parent, net	(245)	(245)	—	—
Net income (loss)	18	34	—	(16)
Other comprehensive income, net of tax	70	—	70	—
Balance at July 4, 2025	$2,808	$3,557	$(743)	$(6)

Dollars in millions	Total	Net Parent Investment	AOCL	Noncontrolling Interest
Balance at January 3, 2025	$2,873	$3,721	$(852)	$4
Investments by noncontrolling interests	8	—	—	8
Transfers to parent, net	(268)	(268)	—	—
Net income (loss)	86	104	—	(18)
Other comprehensive income, net of tax	109	—	109	—
Balance at July 4, 2025	$2,808	$3,557	$(743)	$(6)

See accompanying notes to condensed combined financial statements.

Trinzic
Condensed Combined Statements of Cash Flows
(Unaudited)
(In millions)

	Six months ended
	July 3, 2026	July 4, 2025
Cash flows from operating activities:
Net income	$147	$86
Net loss from discontinued operations, net of tax	—	54
Net income from continuing operations	147	140
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49	54
Equity in earnings of unconsolidated affiliates	(21)	(15)
Deferred income tax	6	7
Lease right-of-use asset impairment	13	—
Other	(10)	(2)
Changes in operating assets and liabilities:
Accounts receivable, net of allowance for credit losses	41	(102)
Contract assets	(31)	5
Accounts payable	(1)	4
Contract liabilities	(16)	30
Accrued salaries, wages, and benefits	(2)	(4)
Payments on operating lease obligation	(20)	(21)
Payments from unconsolidated affiliates, net	5	5
Distributions of earnings from unconsolidated affiliates	14	10
Other assets and liabilities	22	65
Total cash flows provided by operating activities - continuing operations	$196	$176
Cash flows from investing activities:
Purchases of property, plant, and equipment	$(12)	$(10)
Other	2	—
Total cash flows used in investing activities - continuing operations	$(10)	$(10)
Cash flows from financing activities:
Payments on short-term and long-term debt	$(4)	$(4)
Transfers to parent	(202)	(153)
Other	2	(1)
Total cash flows used in financing activities - continuing operations	$(204)	$(158)
Total operating cash flows from discontinued operations	(2)	(27)
Total investing cash flows from discontinued operations	—	(12)
Total financing cash flows from discontinued operations	—	8
Total cash flows from discontinued operations	$(2)	$(31)
Effect of exchange rate changes on cash	(2)	18
Decrease in cash and cash equivalents	(22)	(5)
Cash and cash equivalents at beginning of period	172	151
Cash and cash equivalents at end of period	$150	$146
Less: cash and cash equivalents at end of period for discontinued operations	3	1
Cash and cash equivalents at end of period for continuing operations	$147	$145

See accompanying notes to condensed combined financial statements.

Trinzic
Notes to Condensed Combined Financial Statements
Note 1. Organization and Basis of Presentation
Business and Organization
On September 24, 2025, KBR, Inc. (“KBR” or the “Parent”) announced its intention to spin off its existing Mission Technology Solutions segment into a separate publicly-traded company. The spin-off comprises substantially all of the operations of KBR that have historically been included in KBR’s Mission Technology Solutions reporting segment (“Trinzic”, the “Company”, “we”, “us”, and “our”). The spin-off is targeted to be completed on January 4, 2027, which is the first business day of fiscal 2027, through a tax-free pro rata distribution of the common stock of Trinzic (the “Distribution”) to KBR shareholders.
The accompanying condensed combined financial statements present the historical balance sheets, statements of operations, cash flows, and the statements of equity of the Company in accordance with U.S. GAAP for the preparation of carved-out condensed combined financial statements. Our fiscal year ends on the Friday closest to December 31. The three months ended July 3, 2026 and July 4, 2025 each contained 91 days. The six months ended July 3, 2026 and July 4, 2025 each contained 182 days.
Trinzic delivers advanced science, technology, engineering, and logistics support to U.S. federal and allied government agencies across national security, space, and global defense markets. We focus on addressing the government’s highest-priority mission needs, ensuring readiness and modernization to counter evolving global threats. These mission areas include national security space, connected battlespace, integrated air and missile defense, autonomous systems, defense technology operations and sustainment, integrated defense systems, global mission operations, space exploration, and electronic warfare. To support these objectives, Trinzic offers a comprehensive portfolio of capabilities and technology solutions. Our expertise spans digital engineering and system integration, mission software development, mission engineering, AI and data analytics, and rapid capability prototyping and development in virtual environments. We also provide global mission operations, defense systems operations and sustainment, and robust cybersecurity and resilience solutions, delivering innovation that empowers critical missions worldwide.
The disposal of HomeSafe is reported as discontinued operations and the operations are excluded from Trinzic’s results reflected within our tables below. See Note 15. “Discontinued Operations” for additional information regarding the HomeSafe disposal.
Basis of Presentation
The accompanying condensed combined financial statements of the Company represent a combination of entities that have been “carved out” from KBR’s consolidated financial statements. Historically, financial statements of the Company have not been prepared as it has not operated separately from KBR. These condensed combined financial statements reflect the revenue and expenses of the Company and include certain assets and liabilities of KBR that are specifically identifiable and generated through, or associated with, certain assets of KBR that are attributable to the Company, which have been reflected at KBR’s historical basis. All intercompany balances and transactions have been eliminated. The condensed combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had the Company operated as a standalone company during the periods presented.
The preparation of these condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed combined financial statements and the reported amounts of revenue and expenses during the reporting periods. The condensed combined statements of operations includes expense allocations for certain corporate, infrastructure, and shared services expenses provided by the Parent on a centralized basis, including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. The Company incurred selling, general, and administrative expenses allocated from the Parent of $17 million and $20 million for the three months ended July 3, 2026 and July 4, 2025, respectively, and $35 million and $43 million for the six months ended July 3, 2026 and July 4, 2025, respectively. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, payroll cost, average total assets or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. Accordingly, the general and administrative expense allocations presented in our condensed combined statements of operations for historical periods do not necessarily reflect what our general and administrative expenses will be as a standalone public company for future reporting periods. Related party cost allocations are discussed further in Note 14. “Related Party Transactions.”
On June 18, 2025, HomeSafe informed us that U.S. Transportation Command unexpectedly terminated HomeSafe’s role in the Global Household Goods Contract. We disposed of HomeSafe during the year ended January 2, 2026 and determined that this disposal met the requirements to be reported as discontinued operations. As such, the results of HomeSafe are presented as discontinued operations in the accompanying condensed combined statements of operations, condensed combined balance sheets and condensed combined statements of cash flows and notes for all periods presented. Results of our discontinued operations are discussed further in Note 15. “Discontinued Operations.”
Net parent investment represents historical investment, which includes accumulated net income and the net effect of transactions with the Parent. All significant transactions between the Company and the Parent have been included in the accompanying condensed combined financial statements. Transactions with the Parent are reflected in the accompanying condensed combined statements of equity as transfers from (to) parent and in the accompanying condensed combined balance sheets within net parent investment. These condensed combined statements of operations reflect revenue and expenses attributable to the Company. The condensed combined balance sheets include assets and liabilities attributable to the Company that were specifically identifiable as such within KBR and are presented at KBR’s historical basis.
Recent Accounting Pronouncements
New accounting pronouncements requiring implementation in future periods are discussed below.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure of additional information about certain income statement expense categories. ASU 2024-03 will be effective for our fiscal year ending December 31, 2027. Early adoption is permitted and the amendments can be applied on a prospective or retrospective basis. We expect this ASU to impact our disclosures with no impact to our results of operations, cash flows, and financial condition.
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This guidance removes all references to project stages throughout ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs. Under the new standard, cost capitalization should only commence when an entity has committed to funding a software project and it is probable the project will be completed and the software will be used for its intended function. The amendments are effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. Entities may apply the guidance using a prospective, retrospective or modified transition approach. Early adoption is permitted as of the beginning of an annual reporting period. We are currently determining the preferred transition approach and assessing the impact of the ASU on our disclosures and financial statements, including the timing of its adoption.
Additional Balance Sheet Information
Other Current Assets. The components of other current assets on our condensed combined balance sheets as of July 3, 2026 and January 2, 2026 are presented below:

Dollars in millions	July 3, 2026	January 2, 2026
Prepaid expenses	$13	$20
Value-added tax receivable	24	21
Other miscellaneous assets	9	21
Total other current assets	$46	$62

Other Current Liabilities. The components of other current liabilities on our condensed combined balance sheets as of July 3, 2026 and January 2, 2026 are presented below:

Dollars in millions	July 3, 2026	January 2, 2026
Operating lease liabilities	$31	$29
Value-added tax payable	33	10
Other miscellaneous liabilities	22	37
Total other current liabilities	$86	$76

Note 2. Business Segment Information
The Company reports its operations in one reportable segment which provides full life-cycle support solutions to defense, intelligence, space, aviation, and other programs and missions for military and other government agencies primarily in the U.S., UK, and Australia.
In its operation of our business, our management, including our chief operating decision maker (“CODM”), evaluates the performance of our business segment based on net income and operating income to assess performance and allocate resources. Our CODM, who is our chief executive officer, utilizes net income and operating income to evaluate segment results. Our CODM analyzes selected balance sheet information for our business segment. The CODM is regularly provided with expense categories for the Company’s segment that are the same as the expense captions presented in the Company’s condensed combined statements of operations.
The measures of profit or loss that the CODM uses to assess performance and allocate resources for the operating segment is net income and operating income. The CODM uses net income and operating income in deciding whether to reinvest profits into the operating segment or into other activities, such as for acquisitions.
As the Company discloses a single reportable segment, total operating income for the Company’s operating segment is reported in our condensed combined statements of operations and segment assets is reported in our condensed combined balance sheets. Additionally, segment depreciation and amortization and purchases of PPE are reported in our condensed combined statements of cash flows.
Note 3. Revenue
Disaggregated Revenue
We disaggregate our revenue from customers by customer type, geographic destination, and contract type, as we believe it best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors.
Revenue by customer type was as follows:

	Three months ended		Six months ended
Dollars in millions	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
U.S. Government Defense and Intelligence Clients	$834	$856	$1,650	$1,762
U.S. Government Federal Civilian Clients	254	273	516	554
International Government Clients	199	181	391	348
Commercial and Infrastructure Clients	21	26	47	53
Total revenue	$1,308	$1,336	$2,604	$2,717

Revenue by geographic destination was as follows:

	Three months ended		Six months ended
Dollars in millions	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
Total by Countries/Region
United States	$951	$988	$1,901	$1,964
Europe	218	214	433	507
Middle East	32	39	63	65
Australia	65	56	128	106
Africa	20	18	39	36
Asia	5	10	9	13
Other countries	17	11	31	26
Total revenue	$1,308	$1,336	$2,604	$2,717

Many of our contracts contain cost reimbursable, time-and-materials, and fixed price (including unit-rate) components. We define contract type based on the component that represents the majority of the contract. Revenue by contract type was as follows:

	Three months ended		Six months ended
Dollars in millions	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
Cost Reimbursable	$746	$853	$1,517	$1,744
Time-and-Materials	203	194	403	401
Fixed Price	359	289	684	572
Total revenue	$1,308	$1,336	$2,604	$2,717

Performance Obligations
Changes in estimates are recognized on a cumulative catch-up basis in the current period associated with performance obligations satisfied in a prior period due to the release of a constrained milestone, modification in contract price or scope, or a change in the likelihood of a contingency or claim being resolved. We recognized revenue from performance obligations satisfied in previous periods for such matters of $1 million and $2 million for the three and six months ended July 3, 2026, respectively, and $2 million for the six months ended July 4, 2025.
On July 3, 2026, we had $10.5 billion of transaction price allocated to remaining performance obligations. We expect to recognize approximately 33% of our remaining performance obligations as revenue within one year, 38% in years two through five and 29% thereafter. Revenue associated with our remaining performance obligations to be recognized beyond one year includes performance obligations primarily related to the Aspire Defence contract, which has contract terms extending through 2041. Remaining performance obligations do not include variable consideration that was determined to be constrained as of July 3, 2026.
We recognized revenue of $45 million and $17 million for the six months ended July 3, 2026 and July 4, 2025, respectively, which was previously included in the contract liability balance at January 2, 2026.
Changes in Contract-related Estimates
There are many factors that may affect the accuracy of our cost estimates and ultimately our future profitability. These include, but are not limited to, the availability and costs of resources (such as labor, materials, and equipment), productivity, weather, and ongoing resolution of commercial and legal matters, including any new or ongoing disputes with our business partners, and others in our supply chain. We generally realize both lower and higher than expected margins on contracts in any given period. We recognize revisions of revenue, costs, and equity in earnings in the period in which the revisions are known. This may result in the recognition of costs before the recognition of related revenue recovery, if any.

Accounts Receivable

Dollars in millions	July 3, 2026	January 2, 2026
Unbilled	$394	$381
Trade & other	211	264
Accounts receivable, net	$605	$645

Note 4. Cash and Cash Equivalents
We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash balances held by our wholly owned subsidiaries as well as cash held by joint ventures that we consolidate. Joint venture and the Aspire contract cash balances are limited to specific contract activities and are not available for other contracts, new acquisitions and joint ventures, general cash needs, or distribution to us without approval of the Board of Directors of the respective entities. The cash and cash equivalents held in consolidated joint ventures and the Aspire contract are expected to be used for their respective contract costs and distributions of earnings.
For entities carved-out, positive and negative cash balances are presented within cash and cash equivalents on the condensed combined balance sheets to the extent that a legal right of offset exists among those entities. For entities participating in a notional cash pooling arrangement, overdraft positions are presented on a combined basis as a liability to the bank. For all other entities, overdraft positions are presented on a standalone basis as a liability.
The components of our cash and cash equivalents balance are as follows:

	July 3, 2026
Dollars in millions	International(a)	Domestic(b)	Total
Cash and cash equivalents	$70	$34	$104
Cash and cash equivalents held in consolidated joint ventures and Aspire Defence subcontracting entities(c)	43	—	43
Total	$113	$34	$147

	January 2, 2026
Dollars in millions	International(a)	Domestic(b)	Total
Cash and cash equivalents	$40	$103	$143
Cash and cash equivalents held in consolidated joint ventures and Aspire Defence subcontracting entities(c)	24	—	24
Total	$64	$103	$167

(a)
Includes deposits held by non-U.S. entities with operating accounts that constitute offshore cash for tax purposes. The related tax effect associated with repatriating these foreign cash balances would not have a material impact on our projected effective tax rate.

(b)
Includes U.S. dollar and foreign currency deposits held in U.S. entities with operating accounts that constitute onshore cash for tax purposes but may reside either in the U.S. or in a foreign country. Includes cash and cash equivalents held by our wholly owned captive insurance company of $10 million and $15 million as of July 3, 2026 and January 2, 2026, respectively, which is not available to Trinzic to support its general operations.

(c)	Includes short-term investments held by Aspire Defence subcontracting entities for $26 million and $11 million as of July 3, 2026 and January 2, 2026, respectively.
Note 5. Unapproved Change Orders and Claims Against Clients
The amounts of unapproved change orders and claims against clients included in determining the profit or loss on contracts that has been recorded to date are as follows:

	Six months ended
Dollars in millions	July 3, 2026	July 4, 2025
Amounts included in contract estimates-at-completion at beginning of fiscal year	$25	$104
Net increase in project estimates	4	57
Approved change orders	(10)	(128)
Ending balance of amounts included in contract estimates-at-completion	$19	$33
Amounts recognized over time based on progress	$10	$31

The balance as of July 3, 2026 relates to estimated recoveries of claims associated with certain U.S. government contracts. During the six months ended July 4, 2025, a resolution was reached regarding an outstanding unapproved change order for $128 million.
Note 6. Equity Method Investments and Variable Interest Entities
We conduct some of our operations through joint ventures, which operate through partnerships, corporations and undivided interests and other business forms and are principally accounted for using the equity method of accounting.
The following table presents a rollforward of our equity in and advances to unconsolidated affiliates:

	Six months ended	Year ended
Dollars in millions	July 3, 2026	January 2, 2026
Beginning balance	$70	$66
Equity in earnings of unconsolidated affiliates	21	33
Distributions of earnings of unconsolidated affiliates	(14)	(23)
Payments from unconsolidated affiliates, net	(5)	(9)
Foreign currency translation adjustments	(1)	4
Other	—	(1)
Ending balance	$71	$70

Note 7. Retirement Benefits
We have one frozen defined benefit pension plan in the U.S. and one frozen and one active plan in the UK. The components of net periodic pension benefit related to the frozen UK pension for the three and six months ended July 3, 2026 and July 4, 2025, respectively, were as follows:

	Three months ended		Six months ended
Dollars in millions	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
Components of net periodic pension benefit
Interest cost	$15	$15	$31	$30
Expected return on plan assets	(28)	(28)	(57)	(54)
Prior service cost amortization	—	1	—	1
Recognized actuarial loss	4	1	8	2
Net periodic pension benefit	$(9)	$(11)	$(18)	$(21)

In 2024, the Trustee of the UK defined benefit pension plan commenced the triennial actuarial valuation of the plan which was finalized during the year ended January 2, 2026. At this time, we do not anticipate contributing additional funding to this plan at least until the next triennial valuation occurs.
Note 8. Debt and Other Credit Facilities
Our outstanding debt consisted of the following at the dates indicated:

Dollars in millions	July 3, 2026	January 2, 2026
Term A-3 Loan	$116	$123
Less: current portion	8	8
Total long-term debt, net of current portion	$108	$115

Term Loan
On November 18, 2021, the Company entered into the Term A-3 loan facility (“Term Loan”), which is denominated in British pound sterling. The maturity date of the Term Loan is February 2029. The Term Loan provides for quarterly principal payments of 0.625% of the aggregate principal amount, increasing to 1.25% starting with the quarter ending April 3, 2026. The details of the applicable margins and commitment fees under the Parent’s Senior Credit Facility are based on the Parent’s consolidated net leverage ratio as follows:

Parent’s Consolidated Leverage Ratio	Reference Rate(a)	Base Rate	Commitment Fee
Greater than or equal to 4.25 to 1.00	2.25%	1.25%	0.33%
Less than 4.25 to 1.00 but greater than or equal to 3.25 to 1.00	2.00%	1.00%	0.30%
Less than 3.25 to 1.00 but greater than or equal to 2.25 to 1.00	1.75%	0.75%	0.28%
Less than 2.25 to 1.00 but greater than or equal to 1.25 to 1.00	1.50%	0.50%	0.25%
Less than 1.25 to 1.00	1.25%	0.25%	0.23%

(a)	The reference rate for the British pound sterling tranche of Term Loan is SONIA plus 12 bps Credit Spread Adjustment.
Our Term Loan is contained within the Parent’s Senior Credit Facility, which is subject to financial covenants. The Parent’s Senior Credit Facility contains financial covenants providing for a maximum consolidated net leverage ratio and a consolidated interest coverage ratio (as such terms are defined in the Parent’s Senior Credit Facility). The Parent’s consolidated net leverage ratio as of the last day of any fiscal quarter may not exceed 4.25 to 1 in 2023, reducing to 4.00 to 1 in 2024 and thereafter. The Parent’s consolidated interest coverage ratio may not be less than 3.00 to 1 as of the last day of any fiscal quarter. As of July 3, 2026, the Parent was in compliance with their financial covenants under the Senior Credit Facility.
Note 9. Income Taxes
The effective tax rate was approximately 23% and 22% on income from continuing operations for the six months ended July 3, 2026 and July 4, 2025, respectively. The effective tax rate of 23% for the six months ended July 3, 2026, as compared to the U.S. statutory rate of 21%, was affected by the rate differential on our foreign earnings and the impact of state and local taxes in the U.S. The effective tax rate of 22% for the six months ended July 4, 2025, as compared to the U.S. statutory rate of 21%, was primarily affected by the rate differential on our foreign earnings and the impact of state and local taxes in the U.S.
On July 4, 2025, the reconciliation bill H.R. 1 was enacted into law in the U.S. H.R.1 includes a broad range of tax reform provisions, including the elective deduction for domestic Research and Development (“R&D”), a reinstatement of elective 100% first-year bonus depreciation and changes to the interest limitation calculation under 163(j), among other provisions. The Company is currently evaluating the impact of the H.R. 1 tax provisions which could affect the Company’s effective tax rate and deferred tax assets in 2026 and future periods. A quantitative estimate of the specific financial effects cannot be reasonably determined at this time due to the complexity of the changes in the tax reform and optionality of voluntary elections.
The provision for uncertain tax positions was $21 million and $13 million as of July 3, 2026 and January 2, 2026, respectively, and was primarily included within income tax payable on our condensed consolidated balance sheets.
Note 10. Commitments and Contingencies
We are a party to litigation and other proceedings that arise in the ordinary course of our business. These types of matters could result in fines, penalties, cost reimbursements or contributions, compensatory or treble damages, or non-monetary sanctions or relief. We believe the probability is remote that the outcome of any individual matter, including the matters described below, will have a material adverse effect on the corporation as a whole, notwithstanding that the unfavorable resolution of any matter may have a material effect on our net earnings and cash flows in any particular reporting period. Among the factors that we consider in this assessment are the nature of existing legal proceedings and claims, the asserted or possible damages or loss contingency (if estimable), the progress of the case, existing law and precedent, the opinions or views of legal counsel and other advisers, our experience in similar cases and the experience of other companies, the facts available to us at the time of assessment, and how we intend to respond to the proceeding or claim. Our assessment of these factors may change over time as individual proceedings or claims progress.

Although we cannot predict the outcome of legal or other proceedings with certainty, when it is probable that a loss will be incurred and the amount is reasonably estimable, U.S. GAAP requires us to accrue an estimate of the probable loss or range of loss. In the event a loss is probable, but the probable loss is not reasonably estimable, we are required to make a statement that such an estimate cannot be made. We follow a thorough process in which we seek to estimate the reasonably possible loss or range of loss, and only if we are unable to make such an estimate do we conclude and disclose that an estimate cannot be made. Accordingly, unless otherwise indicated below in our discussion in Note 11. “U.S. Government Matters”, a reasonably possible loss or range of loss associated with any individual contingency cannot be estimated. There have been no substantive developments or changes to existing claims.
Note 11. U.S. Government Matters
We provide services to various U.S. governmental agencies, including the U.S. DoW, NASA, and the Department of State. The negotiation, administration, and settlement of our contracts are subject to audit by the DCAA. The DCAA serves in an advisory role to the DCMA, which is responsible for the administration of the majority of our contracts. The scope of these audits includes, among other things, the validity of direct and indirect incurred costs, provisional approval of annual billing rates, approval of annual overhead rates, compliance with the FAR and CAS, compliance with certain unique contract clauses, and audits of certain aspects of our internal control systems. Based on the information received to date, we do not believe any completed or ongoing government audits will have a material adverse impact on our results of operations, financial position, or cash flows. The U.S. government also retains the right to pursue various remedies under any of these contracts which could result in challenges to expenditures, suspension of payments, fines, and suspensions or debarment from future business with the U.S. government.
We accrued for probable and reasonably estimable unallowable costs associated with open government matters in the amounts of $22 million as of July 3, 2026 and $37 million as of January 2, 2026, which are recorded in other liabilities on our condensed combined balance sheets.
Legacy U.S. Government Matters
Between 2002 and 2011, we provided significant support to the U.S. Army and other U.S. government agencies in support of the war in Iraq under the LogCAP III contract. We have been closing out the LogCAP III contract since 2011, and we expect the contract closeout process to continue for at least another year. As a result of our work under LogCAP III, there are claims and disputes pending between us and the U.S. government that need to be resolved in order to close the contract. The contract closeout process includes administratively closing the individual task orders issued under the contract. We continue to work with the U.S. government to resolve the issues to close the remaining task orders, which includes ongoing litigation of third-party vendor disputes. We also have matters related to ongoing litigation or investigations involving U.S. government contracts. We anticipate billing additional labor, vendor resolution and litigation costs as we resolve the open matters in the future.
First Kuwaiti Trading Company arbitration. In April 2008, FKTC, one of our LogCAP III subcontractors providing housing containers, filed for arbitration with the American Arbitration Association for several claims under various LogCAP III subcontracts. After a series of arbitration proceedings and related litigation between Trinzic and the U.S. government, the panel heard the final claims and we received an award on July 27, 2022. FKTC filed a motion for correction of the award asking the tribunal to change its findings. The tribunal denied FKTC’s motion in an order issued on October 20, 2022. On January 5, 2023, FKTC filed a motion to vacate the arbitral award in the Eastern District of Virginia Federal District Court. Trinzic filed its response on February 2, 2023. On March 22, 2023, both parties presented oral arguments. On May 12, 2023, the District Court issued its order denying FKTC’s motion to vacate the arbitration award and confirming the award. On June 12, 2023, the parties submitted their briefs in support of their calculations of the final award amount. Trinzic sought to confirm the net award of $16 million in Trinzic’s favor plus post-judgment interest. FKTC sought to offset amounts awarded to Trinzic with amounts FKTC claimed it was owed based on unpaid principal and post award interest on the awards issued in its favor in the prior arbitration proceedings, totaling $70 million. Trinzic disagreed with FKTC’s interest claim and calculation. On September 22, 2023, the Court issued a decision finding the net amount due in favor of Trinzic from FKTC is $8 million. FKTC has appealed this ruling. In June 2025, the appellate court affirmed the judgment in Trinzic favor and then, in July 2025, denied FKTC’s petition for a rehearing en banc. The deadline for FKTC to file a writ to the Supreme Court was October 13, 2025, which passed without any additional filing by FKTC. In addition, in March 2022, FKTC filed a civil action in Kuwait civil court against Trinzic seeking $100 million in damages. This action is duplicative of the claims decided in arbitration. In September 2022, we filed a motion to dismiss this action for lack of jurisdiction due to the arbitration agreement between Trinzic and FKTC. On December 7, 2023, the Kuwait Court of Cassation issued a ruling ordering Trinzic to pay an immaterial provisional damage award and requiring FKTC to refile its case in the Court of First Instance for adjudication. FKTC refiled its case and, in November 2024, served Trinzic. We filed responsive pleadings, motions to dismiss, and defenses with the Court in December 2025. In March 2026, the lower Court issued a judgment in FKTC’s favor in the amount of $41 million, without regard to Trinzic defenses of lack of jurisdiction and other defenses. Trinzic filed an appeal on April 1, 2026. Based on our assessment of existing law and precedent, the opinions or views of legal counsel, and the facts available to us, no amounts were accrued as of July 3, 2026.
Note 12. Accumulated Other Comprehensive Loss
Changes in AOCL, net of tax, by component

Dollars in millions	Accumulated foreign currency translation adjustments	Accumulated pension liability adjustments	Changes in fair value of derivatives	Total
Balance at January 2, 2026	$(121)	$(674)	$—	$(795)
Other comprehensive loss adjustments before reclassification	(19)	—	—	(19)
Amounts reclassified from AOCL	—	7	—	7
Net other comprehensive income (loss)	(19)	7	—	(12)
Balance at July 3, 2026	$(140)	$(667)	$—	$(807)

Dollars in millions	Accumulated foreign currency translation adjustments	Accumulated pension liability adjustments	Changes in fair value of derivatives	Total
Balance at January 3, 2025	$(213)	$(640)	$1	$(852)
Other comprehensive income (loss) adjustments before reclassification	108	—	(1)	107
Amounts reclassified from AOCL	—	2	—	2
Net other comprehensive income (loss)	108	2	(1)	109
Balance at July 4, 2025	$(105)	$(638)	$—	$(743)

Reclassifications out of AOCL, net of tax, by component

	Six months ended		Affected line item on the Condensed Combined Statements of Operations
Dollars in millions	July 3, 2026	July 4, 2025
Accumulated pension liability adjustments
Prior service cost amortization	$—	$(1)	See (a) below
Recognized actuarial loss	(8)	(2)	See (a) below
Tax benefit	1	1	Provision for income taxes
Net pension and post-retirement benefits	$(7)	$(2)	Net of tax

(a)	This item is included in the computation of net periodic pension benefit. See Note 7. “Retirement Benefits” to our condensed combined financial statements for further discussion.
Note 13. Fair Value of Financial Instruments and Risk Management
Fair value measurements. The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We utilize a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The carrying amount of cash and cash equivalents, accounts receivable and accounts payable, as reflected in the condensed combined balance sheet, approximates fair value due to the short-term maturities of these financial instruments. The carrying values and estimated fair values of our financial instruments that are not required to be recorded at fair value in our condensed combined balance sheets are provided in the following table.

		July 3, 2026		January 2, 2026
Dollars in millions		Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities (including current maturities):
Term Loan A-3	Level 2	$116	$116	$123	$123

The carrying value of the debt instrument listed above excludes debt issuance costs. See Note 8. “Debt and Other Credit Facilities” for further discussion of our Term Loan.
The following disclosures for foreign currency risk and interest rate risk includes the fair value hierarchy levels for our assets and liabilities that are measured at fair value on a recurring basis.
Foreign currency risk. We conduct business globally in numerous currencies and are therefore exposed to foreign currency fluctuations. We may use derivative instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. We do not use derivative instruments for speculative trading purposes. We generally utilize foreign currency exchange forwards and option contracts to hedge exposures associated with forecasted future cash flows and to hedge exposures present on our balance sheets.
Interest rate risk. We use interest rate swaps to reduce interest rate risk and to manage net interest expense by converting a portion of our variable rate debt into fixed-rate debt. During fiscal 2023, we entered into an interest rate swap agreement to term SONIA.
Our portfolio of interest rate swaps consists of the following:

Dollars in millions	Notional Amount at July 3, 2026	Pay Fixed Rate (Weighted Average)	Receive Variable Rate	Settlement and Termination
March 2023 Amortizing Interest Rate Swaps	£101	3.81%	Term SONIA	Monthly through November 2026

Our interest rate swap is reported at fair value using Level 2 inputs. The fair value of the interest rate swap is included in other current assets on our condensed combined balance sheets. The unrealized net gains on this interest rate swap are included in AOCL on our condensed combined balance sheets.
Sales of Receivables. From time to time, we sell certain receivables to unrelated third-party financial institutions under various accounts receivable monetization programs. One such program is with MUFG Bank, Ltd. (“MUFG”) under a Master Accounts Receivable Purchase Agreement (the “RPA”), which provides the sale to MUFG of certain of our designated eligible receivables, with a significant portion of such receivables being owed by the U.S. government. During the six months ended July 3, 2026, we derecognized $608 million of accounts receivables from the balance sheet under these agreements, of which certain receivables totaling $583 million were sold under the MUFG RPA. The fair value of the sold receivables approximated their book value due to their short-term nature. The fees incurred are presented in other non-operating income (expense) on the condensed combined statements of operations.
Activity for third-party financial institutions consisted of the following:

	Six months ended
Dollars in millions	July 3, 2026	July 4, 2025
Beginning balance	$65	$106
Sale of receivables	608	1,500
Settlement of receivables	(608)	(1,542)
Outstanding balances sold to financial institutions	$65	$64

Note 14. Related Party Transactions
The Company has historically operated as part of the Parent and not as a separate, publicly traded company. Accordingly, the Parent has allocated certain shared costs to the Company that are reflected as expenses in these condensed combined financial statements. Management considers the allocation methodologies used by the Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these condensed combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future.
Allocation of corporate expenses
The condensed combined statements of operations includes expense allocations for certain corporate, infrastructure, and shared services expenses provided by the Parent on a centralized basis, including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, payroll cost, average total assets or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, these expense allocations may not be indicative of the actual expenses that would have been incurred had the Company been a standalone company during the periods presented, and they may not reflect what the Company’s results of operations may be in the future.
All such amounts have been incurred and settled by the Company in the period in which the costs were recorded and are included within net parent investment on the condensed combined balance sheets.
The Company incurred $17 million and $20 million for the three months ended July 3, 2026 and July 4, 2025, respectively, and $35 million and $43 million for the six months ended July 3, 2026 and July 4, 2025, respectively, of selling, general, and administrative expenses allocated from the Parent. These allocations primarily relate to management costs and corporate support services provided by the Parent, including functions such as finance, legal, human resources, and information technology.
Revenue and other transactions entered into in the ordinary course of business
There were no material sales to or from the Parent for any of the periods presented on the condensed combined statements of operations.
Due to and Due from related parties
As part of the carve-out, a transaction with the Parent and related entity is reflected in the accompanying condensed combined financial statements. As of July 3, 2026 and January 2, 2026, a liability of $4 million and $7 million, respectively, was recorded as payable to the Parent for insurance premiums funded on behalf of the Company. This is reflected on our condensed combined balance sheets within other current liabilities. These Parent-funded insurance premiums will be amortized over time as the related coverage periods are recognized.
Cash management
Historically, a majority of the Company’s subsidiaries participate in the Parent’s centralized cash management and financing function. While the Company maintains bank accounts in the name of its respective legal entities in order to conduct day-to-day business, cash is managed centrally as part of the overall treasury function and the Parent oversees a notional cash pooling program. As part of the pooling agreement, the participating subsidiaries combine their cash balances in pooling accounts at the financial institution with the ability to offset bank overdrafts of one participant against the positive cash account balances held by another participant. Under the terms of the notional pooling agreement, the financial institution has the right, ability, and intent to offset a positive balance in one account against an overdrawn amount in another account. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. As such, the net cash balance related to this pooling arrangement is included in cash and cash equivalents on the condensed combined balance sheet. This mechanism optimizes cash management and is used to ensure all of the Parent’s businesses have the working capital needed to run their day-to-day activities.

Depending on the Company’s contributions and withdrawals to and from the cash pool, we can either be in a net lending or borrowing position. No maturity dates nor payment schedules are outlined in the agreements governing the cash pooling program and there is no periodic cash settlement as part of the cash pooling program. See Note 4. “Cash and Cash Equivalents” for more information on pooling arrangements.
Certain legal entities participating in the Parent’s centralized cash pooling arrangements recognized interest income and interest expense resulting from the Parent’s management of consolidated cash resources. These amounts reflect financing decisions made at the Parent level to support overall liquidity needs and do not represent financing activities of the Company. As such, interest income and interest expense is not attributable to the Company’s operations and, accordingly, are excluded from the condensed combined financial statements.
The impact of transactions with the Parent is reflected in net parent investment within the condensed combined balance sheets and as transfers from (to) parent within financing activities in the condensed combined statements of cash flows. Following the spin-off, the Company will no longer participate in KBR’s notional cash pooling arrangement and will establish independent treasury operations.
Shared-based compensation
Our employees participate in the Parent’s share-based compensation plans, the costs of which have been allocated and recorded in cost of revenue and selling, general, and administrative expenses in the condensed combined statements of operations. Share-based compensation costs related to our employees were $4 million and $3 million for the three months ended July 3, 2026 and July 4, 2025, respectively, and $8 million and $6 million for the six months ended July 3, 2026 and July 4, 2025, respectively.
Transfers from (to) Parent
As discussed in Note 1. “Organization and Basis of Presentation”, net parent investment is primarily impacted by contributions from the Parent which are the result of treasury activity and net funding provided by or distributed to the Parent. The components of net parent investment are:

	Six months ended
Dollars in millions	July 3, 2026	July 4, 2025
Transfer from (to) Parent as reflected in the Condensed Combined Statements of Equity	$(159)	$(268)
Cumulative translation adjustments recognized to net parent investment	(35)	121
Stock compensation expense recognized to net parent investment	(8)	(6)
Transfer from (to) Parent as reflected in the Condensed Combined Statements of Cash Flows	$(202)	$(153)

Transactions with unconsolidated joint ventures
We often provide subcontractor services to our unconsolidated joint ventures, and our revenue include amounts related to these services. For the three and six months ended July 3, 2026, our revenue included $113 million and $218 million, respectively, and for the three and six months ended July 4, 2025, our revenue included $105 million and $204 million, respectively, related to the services we provided primarily to the Aspire Defence joint venture.
Amounts included in our condensed combined balance sheets related to services we provided to our unconsolidated joint ventures as of July 3, 2026 and January 2, 2026 were as follows:

Dollars in millions	July 3, 2026	January 2, 2026
Accounts receivable, net of allowance for credit losses	$47	$48
Contract liabilities	$20	$21

Letters of credit, surety bonds, and guarantees
In connection with certain contracts, we are required to provide letters of credit to our customers in the ordinary course of business as credit support for contractual performance guarantees, advanced payments received from customers and future funding commitments. During the six months ended July 3, 2026, the Parent issued $7 million in letters of credit on behalf of the Company. These letters of credit represent off-balance sheet commitments and do not impact the Company’s condensed combined balance sheets or condensed combined statements of operations.

We may also guarantee that a contract, once completed, will achieve specified performance standards. If the contract subsequently fails to meet guaranteed performance standards, we may incur additional costs, pay liquidated damages, or be held responsible for the costs incurred by the client to achieve the required performance standards. The potential amount of future payments that we could be required to make under an outstanding performance arrangement is typically the remaining estimated cost of work to be performed by or on behalf of third parties. Amounts that may be required to be paid in excess of the estimated costs to complete contracts in progress are not estimable. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For fixed-price contracts, the performance guarantee amount is the cost to complete the contracted work, less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete the contract. If costs exceed the remaining amounts payable under the contract, we may have recourse to third parties, such as owners, subcontractors, or vendors for claims.
In our joint venture arrangements, the liability of each partner is usually joint and several. This means that each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. We are unable to estimate the maximum potential amount of future payments that we could be required to make under outstanding performance guarantees related to joint venture contracts due to a number of factors, including but not limited to the nature and extent of any contractual defaults by our joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the contracts and the terms of the related contracts.
Note 15. Discontinued Operations
HomeSafe, a joint venture with Tier One Relocation, informed us on June 18, 2025, that U.S. Transportation Command unexpectedly terminated HomeSafe’s role in the Global Household Goods Contract. Trinzic owns a 72% interest in HomeSafe. The HomeSafe joint venture is a VIE that is consolidated for financial reporting purposes.
As of July 3, 2026, all of HomeSafe’s operations, including run-off operations, have ceased. We disposed of HomeSafe during the year ended January 2, 2026 and determined that this disposal met the requirements to be reported as discontinued operations under ASC Subtopic 205-20, Discontinued Operations.
We classified the disposal of HomeSafe as discontinued operations because it represents a strategic shift that significantly impacted our long-term operations plan. As such, the results of HomeSafe are presented as discontinued operations in the accompanying condensed combined statements of operations, condensed combined balance sheets, and condensed combined statements of cash flows for all periods presented.
Financial Information of Discontinued Operations
The key components of net loss attributable to Trinzic from discontinued operations for the three and six months ended July 3, 2026 and July 4, 2025, respectively, were as follows:

	Three months ended		Six months ended
Dollars in millions	July 3, 2026	July 4, 2025	July 3, 2026	July 4, 2025
Revenue	$—	$27	$—	$64
Cost of revenue	1	(40)	—	(79)
Selling, general, and administrative expenses	1	(22)	—	(27)
Loss on disposal(a)	—	(22)	—	(22)
Operating income (loss)	2	(57)	—	(64)
Income (loss) from discontinued operations before income taxes	2	(57)	—	(64)
Provision for income taxes	—	9	—	10
Net income (loss) from discontinued operations, net of tax	2	(48)	—	(54)
Less: Net income (loss) attributable to noncontrolling interests included in discontinued operations	1	(16)	—	(18)
Net income (loss) attributable to Trinzic from discontinued operations	$1	$(32)	$—	$(36)

(a)
Includes $64 million of asset impairments related to property, plant, and equipment and write-offs of $30 million in other assets, offset by elimination of $72 million in other liabilities during the three and six months ended July 4, 2025.

The following table summarizes the major classes of assets and liabilities of discontinued operations that were included in the Company’s condensed combined balance sheets as of July 3, 2026 and January 2, 2026:

Dollars in millions	July 3, 2026	January 2, 2026
Assets
Cash and cash equivalents	$3	$5
Accounts receivable, net of allowance for credit losses	—	1
Other current assets	12	13
Total current assets of discontinued operations	$15	$19
Liabilities
Accounts payable	$5	$8
Contract liabilities	2	2
Accrued salaries, wages, and benefits	—	1
Other current liabilities	9	8
Total current liabilities of discontinued operations	$16	$19

Note 16. Lease Impairment
In preparation for the spin-off, the Company assessed its leased real estate footprint and expected future utilization of certain leased office locations, primarily in the United States. Based on this assessment, management determined that changes in the expected use of certain leased facilities and related leasehold improvements reduced the recoverable value of those assets. Accordingly, during the three and six months ended July 3, 2026, the Company recognized lease right-of-use asset impairment charges of $12 million and leasehold improvement impairment charges of $1 million, which are included within “Lease right-of-use asset impairment” in our condensed combined statements of operations. The impairment analysis was performed using a discounted cash flow model incorporating Level 3 inputs, including discount rates based on the Parent’s incremental borrowing rate and management estimates regarding future occupancy strategies, anticipated market-based sublease recoveries, and related operating costs, including utilities, maintenance, and pass-through property taxes.